Form 10-K, Exhibit 13
period 1994-02-26
BEST BUY CO INC
filed 1994-05-20
CIK 764478

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
- - --------------------------------------------------------------------------------

RESULTS OF OPERATIONS

In the past two fiscal years, Best Buy has more than doubled the number of retail locations it operates, revenues have increased by 223% and earnings have increased by 334%. The fiscal year ended February 26,1994, was highlighted by the opening of 40 new stores, including entries into the major markets of Atlanta, Detroit and Phoenix. These new stores, combined with a full year of operations at the 38 stores opened in the prior year and substantial increases in computer sales, were the most significant factors in generating revenues of $3.007 billion in fiscal 1994, an increase of 86% compared to $1.620 billion in fiscal 1993. Revenues in fiscal 1993 were 74% above the $930 million reported in fiscal 1992.

Operating income as a percentage of sales increased in fiscal 1994 to 2.6% compared to 2.2% in fiscal 1993 and 2.0% in fiscal 1992. The increase in revenues and leveraging of the Company's selling, general and administrative expenses more than offset lower gross profit margins. Earnings more than doubled for the third year in a row, increasing 110% in fiscal 1994 to $41.7 million. Fiscal 1993 earnings of $19.9 million were 107% higher than the $9.6 million reported in fiscal 1992. Earnings per share, which reflect a three-for-two stock split in fiscal 1994 and a subsequent two-for-one stock split in April 1994, rose 77% to $1.01 as compared to $.57 in fiscal 1993 and $.33 in fiscal 1992. The earnings noted for fiscal 1994 are before a cumulative effect adjustment related to adopting the provisions of FAS 109 "Accounting for Income Taxes."

REVENUES

The following table presents the Company's revenues, percentage increases in revenues, comparable store sales increases, average revenues per store and number of stores open for each of the last three fiscal years.


                                         1994           1993           1992
                                   ----------     ----------    -----------
                                              ($ amounts in 000)
Revenues . . . . . . . . . . .     $3,007,000     $1,620,000       $930,000
Percentage increase
  in revenues. . . . . . . . .            86%            74%            40%
Comparable store
  sales increase . . . . . . .            27%            19%            14%
Average revenues
  per store. . . . . . . . . .     $   22,600     $   17,600       $ 14,300
Number of stores
  open at end of year. . . . .            151            111             73


Sales levels achieved at stores in the new markets Best Buy entered in fiscal 1994 have been higher on average than the Company's existing markets, which is particularly significant in light of well established competition in the new markets. Increasing consumer confidence, improving economic conditions, increasing market share and expanded product lines contributed to the year over year increases in sales at existing stores. Strong comparable store sales gains were achieved for the third year in a row despite a very competitive retail environment. The comparable store sales growth in fiscal 1994 was driven by a significant increase in sales of computers which experienced a comparable store sales increase of 69% over fiscal 1993. Sales of home office products, which include computers and related equipment, increased to $1.042 billion compared to $434 million in fiscal 1993 and $203 million in fiscal 1992. In fiscal 1994, the Company significantly expanded its selection of computer products to include such name brands as Apple, Compaq, Dell, Hewlett Packard and Toshiba. The home office product category was 35% of total Company sales in fiscal 1994, up from 27% in fiscal 1993. Sales in the entertainment software category, which includes compact discs, computer software and prerecorded cassettes and videos, increased to 12% of total sales in fiscal 1994 from 9% in fiscal 1993. Management expects that the growth in the home office and entertainment software categories will continue to exceed the growth in other categories and that computers will represent an increasing percentage of total Company sales.



_________________________
BEST BUY CO., INC.     14

- - --------------------------------------------------------------------------------
(continued)

The 74% increase in revenues in fiscal 1993 compared to fiscal 1992 was the result of the addition of 38 stores and comparable store sales increase of 19%. The Company opened 14 stores in the Chicago market in fiscal 1993 and added another 10 stores to this market in fiscal 1994.

The conversion of stores to the Concept II store format was completed in fiscal 1994 with the conversion of the remaining 23 traditional stores. All 151 stores operated by the Company are now using the non-commissioned format the Company introduced in fiscal 1990. In addition, during fiscal 1994, the Company increased its prototype store sizes to 36,000 and 45,000 square feet, compared to mainly 28,000 square foot stores in prior years. This increased space has enabled the Company to offer a greater product selection and generate higher sales volume per store. In particular, the additional space has been used to accomodate the growing home office and entertainment software product categories.

In June 1993, the Company introduced its private label credit card program and expanded its offerings of consumer financing alternatives. These financing options include combinations of no interest and deferred payments, depending on the length of the financing term. At February 26, 1994, there were over 700,000 cardholders with available credit exceeding $1.5 billion. Management believes that the availability of these financing offers and the increased store size have contributed to the comparable store sales increases and the success of the new stores.

Revenues from extended service plans declined to .7% of total revenues in fiscal 1994 compared to 1.3% in fiscal 1993 and 2.2% in fiscal 1992. The decline is due not only to increasing product sales but to the Company's decision to reduce its emphasis on the sale of these plans. The Company also sells these plans at prices substantially below its competitors and has occasionally included these plans as promotional items with selected product sales.

The Company's expansion plans for fiscal 1995 include the opening of approximately 50 new stores. New markets to be entered are primarily in the eastern and southeastern United States, along with Los Angeles and Las Vegas in the west. In addition to the new markets that the Company will be entering, approximately 15 of the new stores will be added to existing markets to maximize the return on advertising costs and other fixed costs of operation. The prototype store size for most of the stores to be opened in fiscal 1995 is approximately 45,000 square feet. Management expects that changing technology, in particular in the home office market for multimedia computer systems and software, coupled with new product introductions, including direct broadcast satellite, will be factors in increasing sales volume at existing and future stores.

COMPONENTS OF EARNINGS

The following table sets forth selected operating results as a percentage of revenues for each of the last three fiscal years.

                                         1994           1993           1992
                                        -----          -----          -----
Gross profit . . . . . . . . .          15.2%          17.5%          19.5%
Selling, general and
  administrative expenses. . .          12.6           15.3           17.5
Operating Income . . . . . . .           2.6            2.2            2.0
Earnings before accounting
  change . . . . . . . . . . .           1.4            1.2            1.0

Gross profit margin over the past three fiscal years has been impacted by promotional pricing associated with the entry into several new competitive markets, the change in sales mix towards lower margin computer products, the reduced emphasis on the sale of higher margin extended service plans and the increased competition in most of the Company's product



                                                       _________________________
                                                       15     BEST BUY CO., INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
- - --------------------------------------------------------------------------------
(continued)

categories. While competition in the new markets entered during fiscal 1994 and 1993 resulted in lower product margins, sales in these markets have exceeded initial expectations as the Company believes its retail format and marketing programs have quickly provided it with significant market share. An increase in inventory shrink also impacted profit margins in fiscal 1994. Profit from extended service plans, before allocation of any selling, general and administrative expenses, was $12.5 million in fiscal 1994, up from $12.0 million in fiscal 1993 and $12.3 million in fiscal 1992.

Management expects that competition in all product categories will remain strong in the coming year and pressure on margins will continue although the annual rate of decline is expected to slow. Management believes that its full service capabilities, financing alternatives and low operating expenses are distinct advantages over other retailers which will result in increasing market share. Management also anticipates that the increased sales volume will enable the Company to purchase merchandise at more favorable prices, somewhat mitigating the impact of price competition.

Selling, general and administrative expenses declined to 12.6% of sales in fiscal 1994, compared to 15.3% and 17.5% in fiscal 1993 and 1992, respectively. The decline in this ratio has more than offset the reduction in gross profit margin. As the Company added stores and generated increased sales volume per store, the ability to leverage those fixed costs of operations has increased. The addition of stores within markets also increases the cost effectiveness of the Company's advertising expenditures. Sales per employee have increased over each of the last three years as the corporate and support functions handle increased volumes without proportionally increasing costs. The transition to a non-commissioned sales environment has also reduced the operating expense ratio. Pre-opening costs totaled $7.3 million in fiscal 1994 compared to $6.2 million in fiscal 1993 and $2.3 million in fiscal 1992. Management expects that selling, general and administrative expenses will continue to decline as a percentage of sales.

Interest expense in fiscal 1994 increased over the prior two years as a result of the financing used for store development and higher inventories to support the sales growth. Interest on the Company's senior subordinated notes, issued in October 1993, was the principal reason for the higher interest expense in 1994.

The Company's effective tax rate in fiscal 1994 increased to 39.0% principally as a result of the increase in the federal statutory rate to 35%. Changes in the mix of states in which the Company does business and the level of tax-exempt investment income have also impacted the Company's effective tax rate in the last three years. The Company adopted the provisions of FAS 109 "Accounting for Income Taxes," effective as of the beginning of fiscal 1994. The effect of the adoption was a charge to net earnings of $425,000, or $.01 per share. At February 26,1994, the Company had deferred tax assets of $20 million which are expected to be recovered through future taxable income.

LIQUIDITY AND CAPITAL RESOURCES

Best Buy has financed its growth over the last two fiscal years primarily through the use of capital raised in the public markets. Funds from operations and other financing transactions have also been used to support the significant growth. Since November 1991, the Company has raised approximately $175 million through the issuance of Common Stock, including $86 million in net proceeds of a 7.02 million share public offering in



_________________________
BEST BUY CO., INC.     16

- - --------------------------------------------------------------------------------
(continued)

May 1993. The Company's issuance of $150 million senior subordinated notes in October 1993 resulted in proceeds to the Company of $146 million, after underwriting costs. The sale and leaseback of 17 stores in April 1993 also generated $44 million in cash.

Proceeds from these financing transactions were used for the development of stores and to increase inventories to the level required to support the higher sales volumes reported in the last two fiscal years. In the past two years the Company more than doubled the number of stores it operates, opening 38 new stores in fiscal 1993, followed by 40 stores in fiscal 1994. Capital expenditures of $101 million in fiscal 1994 and $75 million in fiscal 1993 included new store site acquisition and development costs of approximately $50 million. In addition to new stores, the Company undertook remodeling and expansion projects to complete the conversion of its stores to the Concept II store format in fiscal 1994. These renovations accommodate the space requirements necessary for the increasing levels of computer and entertainment software sales. In those locations where expansion was not practical the Company relocated stores to a larger location. Management expects this trend of relocation of selected stores to higher sales volume locations and expansion of selling space at existing stores to continue in locations where economic conditions warrant.

Current assets increased to $765 million at February 26, 1994, compared to $305 million at February 27, 1993, primarily as a result of the increased inventory levels supporting the higher sales. The addition of 40 new stores and store expansions and relocations added approximately $180 million in inventory. The balance of the inventory increase reflects additional inventory in the Company's distribution facilities for the replenishment of the new stores, higher inventory levels in the existing stores to improve the Company's overall product in-stock position, an expanded product assortment, and the higher sales growth being experienced. Increases in trade payables and secured inventory financing arrangements supported approximately 50% of the increase in inventory. Receivables, which consist principally of receivables from credit card sales, increased due to the higher sales volume reported in February 1994 as compared to February 1993. Receivables from sales on the Company's private label credit card are sold without recourse to an unrelated third party.

The Company currently has a revolving credit facility that provides for borrowings of $40 million throughout the year and an additional $85 million on a seasonal basis. Borrowings under the facility are unsecured and are limited to a borrowing base based upon certain percentages of inventories. This agreement expires June 30, 1995, and the Company has an option to extend the facility for an additional year. The Company also has $175 million available under financing facilities provided by unrelated commercial credit corporations. The $150 million of senior subordinated notes issued in October 1993 are due in 2000 and pay semi-annual interest at 8-5/8%. In fiscal 1994, the Company acquired its new corporate headquarters using an $8.7 million contract for deed due in June 1996.

The Company's announced expansion plans for fiscal 1995 include the addition of approximately 50 new stores. The Company will also expand its distribution capabilities through the construction of a 700,000 square foot facility in Virginia and the addition of 200,000 square feet to its facility in Oklahoma. In addition, the Company intends to add a 240,000 square foot entertainment software distribution facility in Minneapolis and a distribution center to service stores in the western states. The Company's practice is to lease, rather than own, it's retail locations. Conditions in certain markets will require the Company to acquire and develop certain of the new store sites. The Company expects that it



                                                       _________________________
                                                       17     BEST BUY CO., INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS
AND RESULTS OF OPERATIONS
- - --------------------------------------------------------------------------------
(continued)

may develop up to half of the new stores to be opened in fiscal 1995. Management is pursuing a number of financing alternatives for the development and lease of these locations, including sale/leaseback transactions and lease programs. Each new store requires on average $3.0 million in working capital for merchandise inventory (net of vendor financing), fixtures and leasehold improvements. Management expects that there will be adequate funds available at reasonable rates to finance the $200 million of planned capital expenditures in fiscal 1995. Approximately $130 million is expected to be recovered through sale/leaseback transactions or other long term lease financing arrangements.

The increase in the number of stores and the addition of distribution facilities, as well as the expansion of selected product lines, will increase the level of inventory. The Company's vendors have traditionally supplied approximately 50% of the inventory financing through normal trade terms and this practice is expected to continue. Management expects that the growth in stores and sales volume in fiscal 1995 will need to be financed, in part, through an increase in the borrowing capacity of the bank revolving credit facility. Management believes that the borrowing capacity and terms of an increased credit facility will be successfully negotiated and will meet the Company's working capital needs for the coming year.

QUARTERLY RESULTS AND SEASONALITY

Similar to most retailers, the Company's business is seasonal. Revenues and earnings are lower during the first half of each fiscal year and are greater during the second half, which includes the Christmas selling season. The timing of new store openings and general economic conditions may affect future quarterly results of the Company.

The following table sets forth the Company's unaudited quarterly operating results for each quarter of fiscal 1994 and fiscal 1993 (in 000, except per share data).

Fiscal 1994


                        May 29        Aug. 28        Nov. 27        Feb. 26
                          1993           1993           1993           1994
                      --------       --------       --------     ----------
Revenues . . . . . .  $441,919       $562,980       $808,476     $1,193,159
Gross profit . . . .    74,476         94,198        121,108        167,143
Operating
  income . . . . . .     3,674         13,090         20,849         39,565
Net earnings . . . .     1,091          7,594         11,161         21,439
Net earnings
  per share. . . . .       .04            .18            .26            .50


Fiscal 1993


                        May 30        Aug. 29        Nov. 28        Feb. 27
                          1992           1992           1992           1993
                      --------       --------       --------       --------
Revenues . . . . . .  $246,481       $285,430       $474,442       $613,625
Gross profit . . . .    49,344         54,129         77,802        102,759
Operating
  income . . . . . .     2,533          4,655          9,825         18,895
Net earnings . . . .     1,244          2,615          5,220         10,776
Net earnings
  per share. . . . .       .04            .07            .15            .31


The quarter ended May 29, 1993 includes the cumulative effect of a change in accounting that reduced earnings by $425 ($.01 per share).

                               COMMON STOCK PRICES


Quarter                                   1st            2nd            3rd            4th
- - ------------------------------------------------------------------------------------------
Fiscal 1994: High. . . . . . .      $16 5/32       $16 1/2        $31 7/16       $27 11/16
             Low . . . . . . .       11 7/32        10 27/32       16 3/32        18 13/16
Fiscal 1993: High. . . . . . .      $ 9 11/32      $ 6 3/8        $11 27/32      $15 23/32
             Low . . . . . . .        5 7/32         4 23/32        5 1/2         10 25/32
- - ------------------------------------------------------------------------------------------


Best Buy's Common Stock is traded on the New York Stock Exchange, symbol BBY

Stock prices reflect a three-for-two stock split September 1, 1993 and a two-for-one stock split April 28, 1994.



_________________________
BEST BUY CO., INC.     18

SELECTED FINANCIAL AND OPERATING DATA


                                                      1994(1)          1993           1992         1991(2)        1990(3)
                                                  ----------     ----------       --------       --------       --------
FISCAL PERIOD                                                       ($ in 000, except per share amounts)
STATEMENT OF EARNINGS DATA:
  Revenues . . . . . . . . . . . . . . . . .      $3,006,534     $1,619,978       $929,692       $664,823       $512,850
  Gross profit . . . . . . . . . . . . . . .         456,925        284,034        181,062        141,657        120,341
  Selling, general, and
    administrative expenses. . . . . . . . .         379,747        248,126        162,286        130,681        107,194
  Operating income . . . . . . . . . . . . .          77,178         35,908         18,776         10,976         13,147
  Earnings before cumulative
    effect of accounting change. . . . . . .          41,710         19,855          9,601          4,540          5,683
  Net earnings (loss). . . . . . . . . . . .          41,285         19,855          9,601         (9,457)         5,683

PER SHARE DATA:(4)
  Earnings before cumulative
    effect of accounting change. . . . . . .      $     1.01     $      .57       $    .33       $    .18       $    .23
  Net earnings (loss). . . . . . . . . . . .            1.00            .57            .33           (.38)           .23
  Common stock price - High. . . . . . . . .         31 7/16       15 23/32       11 25/32        3 21/32        2 29/32
                     - Low . . . . . . . . .        10 27/32        4 23/32        2 21/32          1 1/2          1 7/8
  Book value per share . . . . . . . . . . .            7.46           5.29           4.68           2.28           2.66

  Primary weighted average
    shares outstanding (000s). . . . . . . .          41,336         34,776         28,848         24,852         24,798

OPERATING AND OTHER DATA:
  Comparable store sales increase(5) . . . .           26.9%          19.4%          14.0%           1.0%           0.3%
  Number of stores (end of period) . . . . .             151            111             73             56             49
  Average revenues per store(6). . . . . . .      $   22,600     $   17,600       $ 14,300       $ 12,400       $ 11,500
  Gross profit percentage. . . . . . . . . .           15.2%          17.5%          19.5%          21.3%          23.5%
  Selling, general, and administrative
    expense percentage . . . . . . . . . . .           12.6%          15.3%          17.5%          19.7%          20.9%
  Operating income percentage. . . . . . . .            2.6%           2.2%           2.0%           1.6%           2.6%
  Inventory turns(7) . . . . . . . . . . . .            5.0x           4.8x           5.1x           4.5x           3.7x
  Capital expenditures . . . . . . . . . . .      $  101,412     $   74,891       $ 25,279       $ 20,267       $  9,660
  Number of employees. . . . . . . . . . . .          15,200          9,600          5,500          4,300          3,900

BALANCE SHEET DATA (at period end):
  Working capital. . . . . . . . . . . . . .      $  362,582     $  118,921       $126,817       $ 64,623       $ 78,398
  Property and equipment, net. . . . . . . .         172,724        126,442         58,250         39,572         27,359
  Total assets . . . . . . . . . . . . . . .         952,494        439,142        337,218        185,528        156,787
  Long-term debt, including
    current portion. . . . . . . . . . . . .         219,710         53,870         52,980         35,695         35,283
  Shareholders' equity . . . . . . . . . . .         311,444        182,283        157,568         56,741         66,150


This table should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and the Financial Statements and Notes thereto.

(1) During fiscal 1994, the Company adopted FAS 109, resulting in a cumulative effect adjustment of ($425) or ($.01) per share.

(2) During fiscal 1991, the Company changed its method of accounting for extended service plans, resulting in a cumulative effect adjustment of ($13,997) or ($.56) per share.

(3) Fiscal 1990 had approximately 11 months because the Company changed its fiscal year to a 52/53 week period ending on the Saturday closest to the last day in February of each year. All other fiscal years contained 52 weeks.

(4) All per share amounts have been adjusted to reflect a three-for-two stock split in September 1993 and a two-for-one stock split in April 1994.

(5)  Comparable stores are stores open at least 14 full months.

(6) Average revenues per store are based upon total revenues for the period divided by the weighted average number of stores open during such period.

(7) Inventory turns are calculated based upon a rolling 12 month average of inventory balances.




                                                       _________________________
                                                       19     BEST BUY CO., INC.

BALANCE SHEETS


- - --------------------------------------------------------------------------------------------------------------
($ in 000, except per share amounts)                                                February 26    February 27
                                                                                           1994           1993
                                                                                    -----------    -----------
ASSETS
Current Assets:
  Cash and cash equivalents. . . . . . . . . . . . . . . . . . . . . . . . . . .       $ 59,872       $  7,138
  Receivables. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         52,944         37,968
  Merchandise inventories. . . . . . . . . . . . . . . . . . . . . . . . . . . .        637,950        249,991
  Deferred income taxes. . . . . . . . . . . . . . . . . . . . . . . . . . . . .         13,088          9,497
  Prepaid expenses . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            756            332
                                                                                    -----------    -----------
    Total current assets . . . . . . . . . . . . . . . . . . . . . . . . . . . .        764,610        304,926

Property and Equipment:
  Land and buildings . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         37,660         45,676
  Leasehold improvements . . . . . . . . . . . . . . . . . . . . . . . . . . . .         55,279         33,222
  Furniture, fixtures and equipment. . . . . . . . . . . . . . . . . . . . . . .        122,683         76,806
  Property under capital leases. . . . . . . . . . . . . . . . . . . . . . . . .         17,870         14,163
                                                                                    -----------    -----------
                                                                                        233,492        169,867
  Less accumulated depreciation and amortization . . . . . . . . . . . . . . . .         60,768         43,425
                                                                                    -----------    -----------
    Net property and equipment . . . . . . . . . . . . . . . . . . . . . . . . .        172,724        126,442

Other Assets:
  Deferred income taxes. . . . . . . . . . . . . . . . . . . . . . . . . . . . .          7,078          6,284
  Other assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          8,082          1,490
                                                                                    -----------    -----------
    Total other assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         15,160          7,774
                                                                                    -----------    -----------

      Total Assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       $952,494       $439,142
                                                                                    -----------    -----------
                                                                                    -----------    -----------

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
  Note payable, bank . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                       $ 3,700
  Obligations under financing arrangements . . . . . . . . . . . . . . . . . . .       $ 11,156          4,871
  Accounts payable . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        294,060        118,338
  Accrued salaries and related expenses. . . . . . . . . . . . . . . . . . . . .         19,319         12,350
  Accrued liabilities. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         37,754         18,221
  Deferred service plan revenue and warranty reserve . . . . . . . . . . . . . .         19,146         16,240
  Accrued income tax . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         11,694          6,545
  Current portion of long term debt. . . . . . . . . . . . . . . . . . . . . . .          8,899          5,740
                                                                                    -----------    -----------
    Total current liabilities. . . . . . . . . . . . . . . . . . . . . . . . . .        402,028        186,005

Deferred Service Plan Revenue and Warranty Reserve . . . . . . . . . . . . . . .         28,211         22,724

Long Term Debt . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        210,811         48,130

Commitments and Contingencies

Shareholders' Equity:
  Preferred stock, $1.00 par value:
    Authorized - 400,000 shares; Issued and Outstanding - none
  Common stock, $.10 par value:
    Authorized - 120,000,000 shares; Issued and Outstanding 41,742,000
    and 34,486,000 shares, respectively. . . . . . . . . . . . . . . . . . . . .          2,087          1,149
  Additional paid-in capital . . . . . . . . . . . . . . . . . . . . . . . . . .        224,089        137,151
  Retained earnings. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         85,268         43,983
                                                                                    -----------    -----------
    Total shareholders' equity . . . . . . . . . . . . . . . . . . . . . . . . .        311,444        182,283
                                                                                    -----------    -----------
      Total Liabilities and Shareholders' Equity . . . . . . . . . . . . . . . .      $ 952,494      $ 439,142
                                                                                    -----------    -----------
                                                                                    -----------    -----------


See notes to financial statements.



_________________________
BEST BUY CO., INC.     20

STATEMENTS OF EARNINGS


- - -----------------------------------------------------------------------------------------------------------------------------
($ in 000, except per share amounts)                                                February 26    February 27    February 29
FOR THE FISCAL YEARS ENDED                                                                 1994           1993           1992
                                                                                    -----------    -----------    -----------
Revenues . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     $3,006,534     $1,619,978       $929,692
Cost of goods sold . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      2,549,609      1,335,944        748,630
                                                                                    -----------    -----------    -----------
Gross profit . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        456,925        284,034        181,062
Selling, general and administrative expenses . . . . . . . . . . . . . . . . . .        379,747        248,126        162,286
                                                                                    -----------    -----------    -----------

Operating income . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         77,178         35,908         18,776
Interest expense, net. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          8,800          3,883          3,415
                                                                                    -----------    -----------    -----------
Earnings before income taxes and cumulative
  effect of change in accounting principle . . . . . . . . . . . . . . . . . . .         68,378         32,025         15,361
Income taxes . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         26,668         12,170          5,760
                                                                                    -----------    -----------    -----------
Earnings before cumulative effect of change
  in accounting principle. . . . . . . . . . . . . . . . . . . . . . . . . . . .         41,710         19,855          9,601
Cumulative effect of change in accounting for income taxes . . . . . . . . . . .           (425)
                                                                                    -----------    -----------    -----------

    Net earnings . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     $   41,285     $   19,855       $  9,601
                                                                                    -----------    -----------    -----------
                                                                                    -----------    -----------    -----------

Earnings per share:
  Earnings before cumulative effect of change in
    accounting principle . . . . . . . . . . . . . . . . . . . . . . . . . . . .     $     1 01     $      .57       $    .33
  Cumulative effect of change in accounting for income taxes . . . . . . . . . .           (.01)
                                                                                    -----------    -----------    -----------

    Net earnings per share . . . . . . . . . . . . . . . . . . . . . . . . . . .     $     1.00     $      .57       $    .33
                                                                                    -----------    -----------    -----------
                                                                                    -----------    -----------    -----------

Weighted average common shares outstanding (000) . . . . . . . . . . . . . . . .         41,336         34,776         28,848
                                                                                    -----------    -----------    -----------
                                                                                    -----------    -----------    -----------


See notes to financial statements.



                                                       _________________________
                                                       21     BEST BUY CO., INC.

STATEMENTS OF CASH FLOWS

- - -----------------------------------------------------------------------------------------------------------------------------
($ in 000)                                                                          February 26    February 27    February 29
FOR THE FISCAL YEARS ENDED                                                                 1994           1993           1992
                                                                                    -----------    -----------    -----------
OPERATING ACTIVITIES
  Net earnings . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      $  41,285      $  19,855       $  9,601
  Charges to earnings not affecting cash:
    Depreciation and amortization. . . . . . . . . . . . . . . . . . . . . . . .         22,412         14,832         10,013
    Loss on disposal of property and equipment . . . . . . . . . . . . . . . . .            719            545            437
    Cumulative effect of change in accounting for income taxes . . . . . . . . .            425
                                                                                    -----------    -----------    -----------
                                                                                         64,841         35,232         20,051

  Changes in operating assets and liabilities:
    Receivables. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        (14,976)       (21,987)        (7,265)
    Merchandise inventories. . . . . . . . . . . . . . . . . . . . . . . . . . .       (387,959)      (114,153)       (40,154)
    Deferred income taxes and prepaid expenses . . . . . . . . . . . . . . . . .         (5,234)        (2,063)          (225)
    Accounts payable . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        175,722         49,668         26,770
    Other current liabilities. . . . . . . . . . . . . . . . . . . . . . . . . .         33,014         16,106          7,062
    Deferred service plan revenues and warranty reserve. . . . . . . . . . . . .          8,393          6,148             16
                                                                                    -----------    -----------    -----------
      Total cash provided by (used in) operating activities. . . . . . . . . . .       (126,199)       (31,049)         6,255
                                                                                    -----------    -----------    -----------

INVESTING ACTIVITIES
  Additions to property and equipment. . . . . . . . . . . . . . . . . . . . . .       (101,412)       (74,891)       (25,279)
  Sale of property and equipment . . . . . . . . . . . . . . . . . . . . . . . .         44,506             27            114
  Decrease (increase) in other assets. . . . . . . . . . . . . . . . . . . . . .         (6,592)        (1,180)           358
                                                                                    -----------    -----------    -----------
      Total cash used in investing activities. . . . . . . . . . . . . . . . . .        (63,498)       (76,044)       (24,807)
                                                                                    -----------    -----------    -----------

FINANCING ACTIVITIES
  Borrowings on revolving credit line. . . . . . . . . . . . . . . . . . . . . .         79,500        298,900         47,200
  Payments on revolving credit line. . . . . . . . . . . . . . . . . . . . . . .        (83,200)      (295,200)       (47,200)
  Long-term debt borrowings. . . . . . . . . . . . . . . . . . . . . . . . . . .        160,310         29,700         15,018
  Long-term debt payments. . . . . . . . . . . . . . . . . . . . . . . . . . . .         (6,977)       (37,515)        (1,696)
  Common stock issued. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         86,513          4,860         91,226
  Increase (decrease) in obligations under
    financing arrangements . . . . . . . . . . . . . . . . . . . . . . . . . . .          6,285            697           (270)
                                                                                    -----------    -----------    -----------
      Total cash provided by financing activities. . . . . . . . . . . . . . . .        242,431          1,442        104,278
                                                                                    -----------    -----------    -----------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS . . . . . . . . . . . . . . . .         52,734       (105,651)        85,726

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD . . . . . . . . . . . . . . . .          7,138        112,789         27,063
                                                                                    -----------    -----------    -----------

CASH AND CASH EQUIVALENTS AT END OF PERIOD . . . . . . . . . . . . . . . . . . .      $  59,872      $   7,138       $112,789
                                                                                    -----------    -----------    -----------
                                                                                    -----------    -----------    -----------

Supplemental cash flow information:
  Non-cash investing and financing activities:
    Capital lease additions. . . . . . . . . . . . . . . . . . . . . . . . . . .      $   3,807      $   8,705       $  3,963
    Land and building acquired on contract for deed. . . . . . . . . . . . . . .      $   8,700
  Cash paid during the period for:
    Interest (net of amount capitalized) . . . . . . . . . . . . . . . . . . . .      $   5,360      $   5,385       $  4,460
    Income taxes . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      $  25,442      $   7,174       $  4,753


See notes to financial statements



_________________________
BEST BUY CO., INC.     22

STATEMENTS OF SHAREHOLDERS' EQUITY


- - --------------------------------------------------------------------------------------------------------------
($ in 000)                                                           Common          Additional       Retained
                                                                      stock     paid-in capital       earnings
                                                                     ------     ---------------       --------
BALANCES AT MARCH 2, 1991. . . . . . . . . . . . . . . . . .         $  829            $ 41,385        $14,527
Sale of common stock . . . . . . . . . . . . . . . . . . . .            270              87,705
Stock options exercised. . . . . . . . . . . . . . . . . . .             23               1,937
Tax benefit from stock options exercised . . . . . . . . . .                              1,291
Net earnings . . . . . . . . . . . . . . . . . . . . . . . .                                             9,601
                                                                     ------            --------        -------
BALANCES AT FEBRUARY 29, 1992. . . . . . . . . . . . . . . .          1,122             132,318         24,128
Stock options exercised. . . . . . . . . . . . . . . . . . .             27               2,311
Tax benefit from stock options exercised . . . . . . . . . .                              2,522
Net earnings . . . . . . . . . . . . . . . . . . . . . . . .                                            19,855
                                                                     ------            --------        -------
BALANCES AT FEBRUARY 27, 1993. . . . . . . . . . . . . . . .          1,149             137,151         43,983
Sale of common stock . . . . . . . . . . . . . . . . . . . .            234              85,294
Stock options exercised. . . . . . . . . . . . . . . . . . .             10                 977
Tax benefit from stock options exercised . . . . . . . . . .                              1,363
Effect of three-for-two stock split. . . . . . . . . . . . .            694                (696)
Net earnings . . . . . . . . . . . . . . . . . . . . . . . .                                            41,285
                                                                     ------            --------        -------
BALANCES AT FEBRUARY 26, 1994. . . . . . . . . . . . . . . .         $2,087            $224,089        $85,268
                                                                     ------            --------        -------
                                                                     ------            --------        -------


See notes to financial statements.


INDEPENDENT AUDITORS' REPORT
- - --------------------------------------------------------------------------------

Shareholders and Board of Directors
Best Buy Co., Inc.
Minneapolis, Minnesota


We have audited the accompanying balance sheets of Best Buy Co., Inc. (the Company) as of February 26, 1994, and February 27, 1993, and the related statements of earnings, shareholders' equity, and cash flows for the years ended February 26, 1994, February 27, 1993, and February 29, 1992. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Best Buy Co., Inc., as of February 26, 1994 and February 27, 1993, and the results of its operations and cash flows for the years ended February 26, 1994, February 27, 1993, and February 29, 1992, in conformity with generally accepted accounting principles.

As discussed in Note 7 to the financial statements, the Company changed its method of accounting for income taxes during the year ended February 26, 1994.





Deloitte & Touche
Minneapolis, Minnesota
April 13, 1994



                                                        ________________________
                                                        23     BEST BUY CO., INC

NOTES TO FINANCIAL STATEMENTS
- - --------------------------------------------------------------------------------
($ in 000, except per share amounts)

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     Description of business:
     The Company sells consumer electronics, personal computer and other home office products, major appliances, entertainment software, and related accessories through its retail stores.

     Cash and cash equivalents:
     The Company considers all short-term investments with a maturity of three months or less when purchased to be cash equivalents.

     Merchandise inventories:
     Merchandise inventories are recorded at the lower of average cost or market.

     Property and equipment:
     Property and equipment are recorded at cost. Depreciation, including amortization of property under capital leases, is computed on the straight-line method over the estimated useful lives of the assets, or, in the case of leasehold improvements, over the shorter of the estimated useful lives or lease terms.

     Accounts payable:
     Under the Company's cash management system, checks issued but not cleared through the bank account frequently result in a cash overdraft in the accounting records. Overdraft balances of $90,119 and $46,548 at February 26, 1994, and February 27, 1993, respectively, are included in accounts payable.

     Pre-opening costs:
     Costs incurred in connection with the opening of new stores are expensed in the year the store is opened. Pre-opening costs were $7,335, $6,231 and $2,295 in fiscal 1994, 1993, and 1992, respectively.

     Deferred service plan revenue and warranty reserve:
     Revenue from the sale of extended service contracts, net of direct selling expenses, is recognized straight-line over the life of the contract. Costs related to servicing the plans are expensed as incurred. Estimated costs of promotional contracts, included with products at no cost to the consumer, are accrued as warranty reserve at the time of product sale.

     Earnings per share:
     Earnings per share is computed on the basis of the weighted average number of common shares outstanding during each period, adjusted for 1,300,000, 902,000 and 1,458,000 incremental shares assumed issued on the exercise of stock options in fiscal 1994, 1993 and 1992, respectively. In September 1993, the Company effected a three-for-two stock split in the form of a 50% stock dividend. In April 1994, the Company effected a two-for-one stock split payable in the form of a stock dividend. All common share and per
     share information   has been adjusted to reflect both splits.

     Fiscal year:
     The Company's fiscal year ends on the Saturday nearest the end of February. All years presented contained 52 weeks.

2.   OBLIGATIONS UNDER FINANCING ARRANGEMENTS:

     The Company has two inventory financing credit lines, which total approximately $175,000. Borrowings are collaterized by a security interest in certain merchandise inventories approximating the outstanding borrowings. The lines have provisions that give the financing sources a portion of the cash discounts provided by the manufacturers.

3.   BORROWINGS:


                                                 February 26    February 27
                                                        1994           1993
                                                 -----------    -----------
     Senior Subordinated Notes . . . . . . .        $150,000
     Subordinated Notes. . . . . . . . . . .          21,904        $21,904
     Equipment financing loans . . . . . . .          25,306         19,957
     Obligations under capital
       leases. . . . . . . . . . . . . . . .          13,800         12,009
     Contract for deed . . . . . . . . . . .           8,700
                                                 -----------    -----------
                                                     219,710         53,870

     Less:
     Current portion of long
       term debt . . . . . . . . . . . . . .           8,899          5,740
                                                 -----------    -----------
                                                    $210,811        $48,130
                                                 -----------    -----------
                                                 -----------    -----------




_________________________
BEST BUY CO., INC.     24

NOTES TO FINANCIAL STATEMENTS
- - --------------------------------------------------------------------------------
($ in 000, except per share amounts)

     Credit Agreement:
     The Company has a credit agreement (the "Agreement")   that contains a
     revolving credit facility under which the Company can borrow up to $125,000. The Agreement provides that up to $40,000 of the facility is available at all times and an additional $85,000 is available from August 1 to December 31. The Agreement expires in June 1995, and the Company has the option to extend the Agreement for an additional year.

     Borrowings under the facility are unsecured. Interest on borrowings is at the agent bank's reference rate or LIBOR plus a specified margin. The Company also pays certain commitment and agent fees.

     The Agreement contains covenants that require maintenance of certain financial ratios and place limits on annual capital expenditures. The Agreement also provides that once a year, the Company must repay any amounts outstanding, and for a period of not less than 60 days thereafter, the aggregate principal amount outstanding is limited to $10,000. There were no balances outstanding under the facility at February 26, 1994. At February 27, 1993 there was $3,700 outstanding under the previous facility.

     Senior Subordinated Notes:
     In October 1993, the Company issued $150,000 of senior subordinated notes. The notes mature on October 1, 2000, and bear interest at 8-5/8%. The Company may, at its option, redeem the notes prior to maturity at 102.5% and 101.25% of par in 1998 and 1999, respectively. The Company may be required to offer early redemption in the event of a change in control, as defined.

     The notes are unsecured and subordinate to the prior payment of all senior debt, which approximates $58,962 at February 26, 1994. The indenture also contains provisions, which limit the amount of additional borrowings the Company may incur and limit the Company's ability to pay dividends and make other restricted payments.

     Subordinated Notes:
     The Company has an $18,000 unsecured, subordinated note outstanding which bears interest at 9.95% and matures on July 30, 1999. In addition, the Company has $3,904 of unsecured, subordinated notes due June 15, 1997 which bear interest at 9%.

     Equipment Financing Loans:
     The equipment financing loans require monthly or quarterly payments and have maturity dates between June 1996 and October 1998. The interest rates on these loans range from 7.54% to 11.15%. Furniture and fixtures with a book value of $23,704 are pledged against these loans.

     Contract For Deed:
     The Company purchased its corporate office building on a contract for deed. The contract for deed calls for semiannual interest payments of $430 with payment of the contract balance on June 12, 1996.

     Obligations Under Capital Leases:
     The present value of future minimum lease payments relating to certain equipment and a distribution center has been capitalized. The capitalized cost is $17,870 and $14,163 at February 26, 1994, and February 27, 1993, respectively. The net book value of assets under capital leases was $13,439 and $12,060 at February 26, 1994 and February 27, 1993,
     respectively.

     Future maturities of debt:


                                                     Capital          Other
     Fiscal year                                      Leases           Debt
                                                  ----------     ----------
     1995. . . . . . . . . . . . . . . . . .         $ 3,138        $ 6,422
     1996. . . . . . . . . . . . . . . . . .           2,872          6,452
     1997. . . . . . . . . . . . . . . . . .           2,540         14,697
     1998. . . . . . . . . . . . . . . . . .           6,126          9,005
     1999. . . . . . . . . . . . . . . . . .             534          1,334
     Later years . . . . . . . . . . . . . .             104        168,000
                                                  ----------     ----------
                                                      15,314       $205,910
                                                                 ----------
                                                                 ----------

     Less amount representing
       interest. . . . . . . . . . . . . . .           1,514
                                                  ----------
     Minimum lease payments. . . . . . . . .          13,800
     Less current portion. . . . . . . . . .           2,477
                                                  ----------
     Long-term portion . . . . . . . . . . .         $11,323
                                                  ----------
                                                  ----------


     The fair value of the Company's financial instruments, including those with quoted market prices, approximates carrying value.



                                                       _________________________
                                                       25     BEST BUY CO., INC.

NOTES TO FINANCIAL STATEMENTS
- - --------------------------------------------------------------------------------
($ in 000, except per share amounts)

4.   OPERATING LEASE COMMITMENTS AND RELATED PARTY TRANSACTIONS:

     The Company conducts the majority of its retail and distribution operations from leased locations. The Company completed the sale/leaseback of 17 stores in fiscal 1994, resulting in net proceeds of approximately $44,600, with no gain or loss recognized. The Company also leases various equipment under operating leases and, prior to January 1994, its corporate headquarters were located in leased facilities. These leases require payment of real estate taxes, insurance, and maintenance. Most of the leases contain renewal options and escalation clauses, and several require contingent rents based on specified percentages of sales. Certain leases also contain covenants with regard to maintenance of financial ratios. Future minimum lease obligations by year (not including percentage rentals) for these operating leases at February 26, 1994, are as follows:


     Fiscal year
     1995. . . . . . . . . . . . . . . . . . . . . . . . . . . .     $ 38,954
     1996. . . . . . . . . . . . . . . . . . . . . . . . . . . .       40,457
     1997. . . . . . . . . . . . . . . . . . . . . . . . . . . .       39,772
     1998. . . . . . . . . . . . . . . . . . . . . . . . . . . .       38,625
     1999. . . . . . . . . . . . . . . . . . . . . . . . . . . .       36,244
     Later years . . . . . . . . . . . . . . . . . . . . . . . .      311,310


     The composition of the total rental expenses for all operating leases during the last three fiscal years, including leases of building and equipment, is as follows:


                                           1994           1993           1992
                                        -------        -------        -------
     Minimum rentals . . . . . . . .    $37,673        $22,757        $16,153
     Percentage rentals. . . . . . .        439            405            388
                                        -------        -------        -------
                                        $38,112        $23,162        $16,541
                                        -------        -------        -------
                                        -------        -------        -------


     Five stores are leased from the Company's CEO and principal shareholder, his spouse, or partnerships in which he is a partner. Rent expense under these leases during the last three fiscal years was as follows:


                                           1994           1993           1992
                                        -------        -------        -------
     Minimum rentals . . . . . . . .     $1,049         $1,051         $1,049
     Percentage rentals. . . . . . .        423            405            388
                                        -------        -------        -------
                                         $1,472         $1,456         $1,437
                                        -------        -------        -------
                                        -------        -------        -------


5.   RETIREMENT SAVINGS PLAN:
     The Company has a retirement savings plan for employees meeting certain age and service requirements. The plan provides for a Company matching contribution which is subject to annual approval. This matching contribution was $906, $697 and $531 during fiscal 1994, 1993 and 1992, respectively.

6.   SHAREHOLDERS' EQUITY:

     Public Offerings:
     In June 1993, the Company completed a public offering of 7,020,000 shares of Common Stock, including the underwriters' overallotment, at $12.83 per share. Net proceeds of the offering were $85,528 after deducting the underwriting discount and offering expenses of $4,562.

     In November 1991, the Company completed a public offering of 8,100,000 shares of Common Stock at $11.50 per share. Proceeds from this offering were $87,975 after deducting the underwriting discount and offering expenses of $5,175.

     Stock options:
     The Company sponsors two non-qualified stock option plans for directors and key employees. These plans provide for the issuance of up to 8,150,000 shares. Options may be granted only to employees or directors at option prices not less than the fair market value of the Company's Common Stock on the date of the grant. At February 26, 1994, options to purchase 3,144,000 shares are outstanding under these plans. In addition, at February 26, 1994, an option to purchase 26,000 shares is outstanding to an officer, not pursuant to a plan.



_________________________
BEST BUY CO., INC.     26

NOTES TO FINANCIAL STATEMENTS
- - --------------------------------------------------------------------------------
($ in 000, except per share amounts)

     Option activity for each of the years in the period ended February 26, 1994, is as follows:


                                                                 Option price
                                                     Shares         per share
                                                  ---------     -------------
     Outstanding March 2, 1991 . . . . . . . .    2,271,000     $2.21 -  5.56
       Granted . . . . . . . . . . . . . . . .      603,000      3.50 - 10.31
       Exercised . . . . . . . . . . . . . . .     (690,000)     2.21 -  3.76
       Cancelled . . . . . . . . . . . . . . .      (93,000)     2.75 -  5.56
                                                  ---------
     Outstanding February 29, 1992 . . . . . .    2,091,000      2.21 - 10.31
       Granted . . . . . . . . . . . . . . . .      912,000      5.89 -  6.29
       Exercised . . . . . . . . . . . . . . .     (837,000)     2.21 -  6.29
       Cancelled . . . . . . . . . . . . . . .      (45,000)     2.21 -  6.29
                                                  ---------
     Outstanding February 27, 1993 . . . . . .    2,121,000      2.21 - 10.31
       Granted . . . . . . . . . . . . . . . .    1,391,000     11.23 - 13.58
       Exercised . . . . . . . . . . . . . . .     (240,000)     2.21 - 10.31
       Cancelled . . . . . . . . . . . . . . .     (102,000)     2.21 - 12.00
                                                  ---------
     Outstanding February 26, 1994 . . . . . .    3,170,000      2.21 - 13.58
                                                  ---------
                                                  ---------

     Exercisable February 26, 1994 . . . . . .      934,000   $  2.21 - 13.58
                                                  ---------
                                                  ---------


7.   INCOME TAXES:

     In fiscal 1994, the Company adopted FASB Statement No. 109 "Accounting for Income Taxes" (FAS 109) and changed its method of accounting for income taxes from the deferred method to the liability method required by FAS 109. As permitted by FAS 109, prior years' financial statements have not been restated, and the effect on pre-tax income in the current year is not significant. The cumulative effect of the change as of February 28, 1993 was a charge to earnings of $425.

     Deferred taxes under FAS 109 are the result of differences between the basis of assets and liabilities for financial reporting and income tax purposes. Significant deferred tax assets and liabilities as of February 26, 1994 consist of the following:


     Deferred service plan revenue and
       warranty reserve. . . . . . . . . . . . . . . . . . . . .       $18,625
     Inventory . . . . . . . . . . . . . . . . . . . . . . . . .         3,326
     Compensation and benefits . . . . . . . . . . . . . . . . .         1,547
     Other-net . . . . . . . . . . . . . . . . . . . . . . . . .           766
                                                                       -------
         Total deferred tax assets . . . . . . . . . . . . . . .        24,264
                                                                       -------
     Property and equipment. . . . . . . . . . . . . . . . . . .         3,988
     Other-net . . . . . . . . . . . . . . . . . . . . . . . . .           110
                                                                       -------
         Total deferred tax liabilities. . . . . . . . . . . . .         4,098
                                                                       -------
     Net deferred tax assets . . . . . . . . . . . . . . . . . .       $20,166
                                                                       -------
                                                                       -------


     The deferred income tax expense (benefit) under the previous method of accounting for income taxes for fiscal 1993 and 1992 is comprised of the following:


                                                          1993            1992
                                                       -------         -------
     Deferred service plan revenue
       and warranty reserve. . . . . . . . . . . .     $(2,308)         $ (161)
     Depreciation expense. . . . . . . . . . . . .         826             483
     Inventory cost capitalization . . . . . . . .        (497)           (176)
     Reserves for losses
       not currently deductible. . . . . . . . . .        (558)            (50)
     Other . . . . . . . . . . . . . . . . . . . .         (50)            (93)
                                                       -------         -------
                                                       $(2,587)         $    3
                                                       -------         -------
                                                       -------         -------


     The provision for income taxes consists of the following:


                                           1994           1993            1992
                                        -------        -------         -------
     Current:
       Federal . . . . . . . . . .      $25,909        $12,129          $4,637
       State . . . . . . . . . . .        5,882          2,628           1,120
                                        -------        -------         -------
                                         31,791         14,757           5,757
                                        -------        -------         -------
     Deferred:
       Federal . . . . . . . . . .       (4,620)        (2,118)              2
       State . . . . . . . . . . .         (503)          (469)              1
                                        -------        -------         -------
                                         (5,123)        (2,587)              3
                                        -------        -------         -------
     Provision for
       income taxes. . . . . . . .      $26,668        $12,170          $5,760
                                        -------        -------         -------
                                        -------        -------         -------


     Following is a reconciliation of the provision for income taxes to the Federal statutory rate:


                                           1994           1993            1992
                                        -------        -------         -------
     Federal income tax at
       the statutory rate. . . . .      $23,932        $10,888          $5,223
     State income taxes,
       net of federal benefit. . .        3,320          1,412             750
     Effect of tax rate change
       on deferred taxes . . . . .         (309)
     Tax exempt investment
       income. . . . . . . . . . .         (341)          (228)           (281)
     Other . . . . . . . . . . . .           66             98              68
                                        -------        -------         -------
     Provision for income
       taxes . . . . . . . . . . .      $26,668        $12,170          $5,760
                                        -------        -------         -------
                                        -------        -------         -------

     Effective tax rate. . . . . .        39.0%          38.0%           37.5%
                                        -------        -------         -------
                                        -------        -------         -------


8.   LEGAL PROCEEDINGS:

     The Company is involved in various legal proceedings arising during the normal course of conducting business. Management believes that the resolution of these proceedings will not have any material adverse impact on the Company's financial condition.



                                                       _________________________
                                                       27     BEST BUY CO., INC.