Form 10-K405, Exhibit 13
BEST BUY CO INC
filed 1995-05-24
CIK 764478


SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA
------------------------------------------------------------------------------------------------------------------------------
($ in thousands, except per share amounts)

FISCAL PERIOD                                                1995        1994(1)           1993           1992        1991(2)
------------------------------------------------------------------------------------------------------------------------------
STATEMENT OF EARNINGS DATA

  Revenues                                             $5,079,557     $3,006,534     $1,619,978     $  929,692     $  664,823

  Gross profit                                            690,393        456,925        284,034        181,062        141,657

  Selling, general, and
  administrative expenses                                 568,466        379,747        248,126        162,286        130,681

  Operating income                                        121,927         77,178         35,908         18,776         10,976

  Earnings before cumulative
  effect of accounting change                              57,651         41,710         19,855          9,601          4,540

  Net earnings (loss)                                      57,651         41,285         19,855          9,601         (9,457)

PER SHARE DATA

  Earnings before cumulative
  effect of accounting change                          $     1.33     $     1.01     $      .57     $      .33     $      .18

  Net earnings (loss)                                        1.33           1.00            .57            .33           (.38)

  Common stock price: High                                 45 1/4       31  7/16       15 23/32       11 25/32        3 21/32
                      Low                                  22 1/8       10 27/32        4 23/32        2 21/32        1  1/2

  Weighted average
  shares outstanding (000s)                                43,471         41,336         34,776         28,848         24,852

OPERATING AND OTHER DATA

  Comparable store sales increase(3)                        19.9%          26.9%          19.4%          14.0%           1.0%

  Number of stores (end of period)                            204            151            111             73             56

  Average revenues per store(4)                        $   28,400     $   22,600     $   17,600      $  14,300     $   12,400

  Gross profit percentage                                   13.6%          15.2%          17.5%          19.5%          21.3%

  Selling, general, and administrative
  expense percentage                                        11.2%          12.6%          15.3%          17.5%          19.7%

  Operating income percentage                                2.4%           2.6%           2.2%           2.0%           1.6%

  Inventory turns(5)                                         4.7x           5.0x           4.8x           5.1x           4.5x

BALANCE SHEET DATA (at period end)

  Working capital                                      $  609,049     $  362,582     $  118,921     $  126,817     $   64,623

  Total assets                                          1,507,125        952,494        439,142        337,218        185,528

  Long-term debt, including current portion               240,965        219,710         53,870         52,980         35,695

  Convertible preferred securities                        230,000

  Shareholders' equity                                    376,122        311,444        182,283        157,568         56,741
------------------------------------------------------------------------------------------------------------------------------

This table should be read in conjunction with the Management's Discussion and Analysis of Financial Condition and Results of Operations and the Consolidated Financial Statements and Notes thereto.

(1) During fiscal 1994, the Company adopted FAS 109, resulting in a cumulative effect adjustment of ($425) or ($.01) per share.

(2) During fiscal 1991, the Company changed its method of accounting for extended service plans, resulting in a cumulative effect adjustment of ($13,997), or ($.56) per share.

(3) Comparable stores are stores open at least 14 full months.

(4) Average revenues per store are based upon total revenues for the period divided by the weighted average number of stores open during such period.

(5) Inventory turns are calculated based upon a rolling 12 month average of inventory balances.

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

RESULTS OF OPERATIONS

Best Buy made significant progress as an emerging national retailer in the fiscal year ended February 25, 1995 by opening 53 new stores in nine new states, including expansion for the first time to the East and West coasts. The Company also introduced a larger, redesigned store, known as Concept III. In addition to the new stores, the Company remodeled or relocated 30 stores in fiscal 1995 to accommodate expanded product offerings and the Concept III features. Revenues of $5.080 billion in fiscal 1995 were 69% higher than fiscal 1994 and were driven by the new stores, a comparable store sales increase of 20% and a full year of operations at the 40 stores opened in the prior year. Fiscal 1994 revenues of $3.007 billion represented an 86% increase over the $1.620 billion reported in fiscal 1993.

Earnings of $57.7 million in fiscal 1995 were 38% higher than earnings reported in fiscal 1994, before the cumulative effect of an accounting change in that year. The impact on earnings of the increased revenues was reduced by the effects of increasing price competition and costs associated with the expansion effort undertaken during the year. Higher interest expense on borrowings used to support store expansion and increased inventory levels also impacted the growth in fiscal 1995 earnings. Earnings of $41.7 million in fiscal 1994, before the change in accounting, rose 110% over fiscal 1993 earnings of $19.9 million. Earnings per share were $1.33 in fiscal 1995, $1.01 in fiscal 1994 and $.57 in fiscal 1993.

REVENUES
The following table presents selected revenue and store data for each of the last three fiscal years. ($ in thousands)


                                    1995           1994           1993
------------------------------------------------------------------------
Revenues                      $5,079,557     $3,006,534     $1,619,978

Percentage increase
in revenues                          69%            86%            74%

Comparable store
sales increase                       20%            27%            19%

Average revenues
per store                     $   28,400     $   22,600     $   17,600

Number of stores
open at end of year                  204            151            111


The significant revenue growth experienced over the last several years continued in fiscal 1995 as the Company expanded the number of markets it serves and increased the average size of the stores it operates. Best Buy established strategic positions in fiscal 1995 on the West Coast by opening seven stores in the greater Los Angeles area and in the East with nine new stores in the Baltimore/Washington, D.C. market. The Company also opened ten stores in new markets in Ohio and another 27 stores including new markets in the Southeastern U.S. In addition to the new stores, the Company remodeled and expanded 18 stores and relocated another 12 stores to larger locations. Revenues from the new and remodeled/relocated stores in fiscal 1995, which were generally larger than the majority of the existing stores, along with the higher sales levels at existing stores resulted in a 26% increase in average revenues per store in fiscal 1995. Strong consumer spending in hard goods products prevailed through most of the year and combined with advancing technology in the computer category, to produce a comparable store sales increase of 20% for the year. Comparable store sales of computers increased 33% over the prior year and annual sales in the home office product category, which includes computers, grew to $1.9 billion or 37% of total sales in fiscal 1995. Entertainment software sales, which include compact discs, computer software and prerecorded cassettes and video tapes, increased by 107% to $729 million and represented 14% of total Company sales in fiscal 1995.

The 86% increase in revenues in fiscal 1994 over fiscal 1993 was due to the addition of 40 new stores, including entries into Atlanta, Detroit and Phoenix, a full year of operations at the 38 stores opened in fiscal 1993 and a comparable store sales increase of 27%. The addition of name brands such as Apple, Compaq, Hewlett Packard and Toshiba to the Company's computer product category and the introduction of a new private label credit card program in June 1993 contributed to a 69% increase in comparable store sales of computers in fiscal 1994. Management believes that Company's private label credit card program has contributed to revenue growth by providing customers with convenient financing options. At February 25, 1995 there were approximately two million Best Buy credit card holders. The continued availability of financing programs is important to maintaining what the Company believes is a competitive advantage over certain of its warehouse format competitors.

Revenues from extended service plans were less than 1% of revenues in fiscal 1995 and 1994 and 1.3% of revenues in 1993. The Company's non-commissioned retail format, which has reduced emphasis on the sale of these plans, and the Company's value pricing of these plans has contributed to the decrease in significance of the revenues from these plans. Profit from extended service plans, before allocation of any selling, general and administrative expenses, was $13.0 million in fiscal 1995 compared with $12.5 million in 1994 and $12.0 million in 1993.

The Company's Concept III store format, introduced in fiscal 1995, is designed to provide an interactive shopping experience with a greater assortment of products. The new and relocated/remodeled stores in fiscal 1995 were generally 45,000 square feet in size compared to principally 28,000 and 36,000 square foot stores at the end of fiscal 1994. In certain locations with a higher population density, the Company opened 58,000 square foot stores. These larger stores will enable the Company to provide customers with an even larger selection of products. The Concept III stores are able to present over 65,000 compact disc and prerecorded cassette titles, 12,000 prerecorded videos and 2,000 computer software titles, an assortment the Company believes is among the largest offered by any retailer. The Concept III stores will also utilize the additional space to expand the selection of higher profit margin accessory items and can accommodate broader product lines to include higher end products for the enthusiast. The Company has also introduced interactive information kiosks in certain of the Concept III stores, designed to provide customers with detailed information about product features and benefits using full motion videos and touch screen technology. Management continues to evaluate and refine the content and features of these Concept III stores to maximize their revenue and operating profit while providing customers with the most desirable shopping experience.

The Company plans to open 47 new stores in fiscal 1996 and relocate or expand approximately 20 stores to larger facilities. The compounding effect of the high rates of comparable store sales growth experienced over the past four years, an expected slowing economy and the absence of significant new product introductions, will likely result in single digit same store sales growth in fiscal 1996, a rate that more closely reflects industry trends. Management expects that sales of computers and entertainment software will continue to have a significant impact on revenue growth from existing stores. Revenue growth in these two categories is dependent on the manufacturers' ability to meet consumer demand for new product technology and new entertainment software titles. In addition, revenue growth may be impacted by future increases in consumer interest rates and changes in consumers' expectations about the economy in general.

COMPONENTS OF OPERATING INCOME
The following table sets forth selected operating ratios for each of the last three fiscal years.


                                    1995           1994           1993
------------------------------------------------------------------------
Gross profit                       13.6%          15.2%          17.5%

Selling, general and
administrative expenses            11.2%          12.6%          15.3%

Operating income                    2.4%           2.6%           2.2%

Earnings before
accounting change                   1.1%           1.4%           1.2%
------------------------------------------------------------------------


Promotional pricing associated with the expansion into the new markets entered in fiscal 1995 and the continued increase in competition in existing markets contributed to the change in profit margins. The Company's retail strategy has been to be a price leader and maximize market share in the markets in which it operates. The increasing contribution of the lower margin computer product category to the total sales mix has also impacted margins over the last two years. The retail market for computers and related products is highly competitive and the Company competes not only with full service retailers but with discount warehouse style stores and mail order distributors. Technological advancements in the computer category have placed additional pressure on margins due to frequent changeover of models and features. The entertainment software category is also very competitive and the Company believes that its combination of low price and extensive selection affords the opportunity to gain market share and increase customer traffic. Competition in most of the markets in which the Company operates has increased as new competitors have entered the Company's existing markets and the Company has expanded into new, more competitive markets.

Management expects that price competition in most product categories will remain strong in the coming fiscal year. Competition is expected to increase in certain markets as competitors enter new markets currently served by the Company. The Company intends to use its market share position to focus on improving margins in fiscal 1996. An increased emphasis on customer service, assortment of accessory products and more fully featured products for the enthusiast are anticipated to impact margins. Management also expects that increasing sales volume will enable the Company to improve the pricing it obtains from vendors.

Selling, general and administrative expenses declined to 11.2% of sales, compared to 12.6% and 15.3% in 1994 and 1993, respectively. The improvement in this ratio indicates that revenues have increased at a faster pace than the cost of operations. The improvement in this ratio in fiscal 1995 is particularly significant in light of the accomplishments during the year. Those accomplishments included the opening of 83 new or relocated/remodeled stores, commencement of operations in over 1.4 million additional square feet of distribution space at four distribution centers and the development of a new store format. The cost of these undertakings applied pressure on the Company's earnings for the year. The Company was able to continue to improve its leverage on costs such as advertising as stores were added to existing markets and higher revenues per store were generated. With comparable store sales slowing, and higher operating costs of new markets, the Company's opportunity to leverage operating expenses will not be as great in the future, particularly in the first half of fiscal 1996.

Interest expense in fiscal 1995 increased over fiscal 1994 and fiscal 1993 as a result of business expansion over the past two years. Higher inventory levels and interest costs related to stores owned by the Company were the principal reasons for increased interest expense. Interest on bank borrowings also increased due to generally higher interest rates. Current year interest expense reflects a full year of interest on the $150 million of senior subordinated notes issued in October 1993 and four months of interest on the $230 million of convertible preferred securities issued in November 1994.

The Company's effective tax rate of 38.7% in fiscal 1995 decreased slightly from the 39.0% in fiscal 1994 principally as a result of significantly higher jobs tax credits related to the increased number of employees hired in fiscal 1995. The tax laws providing for these credits expired at the end of 1994. Changes in the states in which the Company does business and the level of tax-exempt income has also impacted the Company's effective tax rate in the last three years. The Company adopted the provisions of FAS 109 "Accounting for Income Taxes," effective as of the beginning of fiscal 1994. The effect of the adoption was a charge to net earnings of $425,000 or $.01 per share. At February 25,1995 the Company had deferred tax assets of $24.2 million which are expected to be recovered through future taxable income.

LIQUIDITY AND CAPITAL RESOURCES
Best Buy strengthened its capital base in fiscal 1995 through a $230 million public offering of monthly income preferred securities and increased liquidity through an expansion of the Company's working capital credit facility from $125 million to $400 million. The convertible preferred securities, issued in November 1994, pay monthly distributions at the annual rate of 6.5% of the $50 liquidation preference and mature in November 2024. The Company also entered into a master lease facility which provided over $100 million in financing for retail store and distribution center development in fiscal 1995. Proceeds from these transactions and the proceeds of a $150 million senior subordinated note offering in October 1993 were used to support the Company's expansion and revenue growth in the current fiscal year. Cash flow from operations also improved in fiscal 1995 compared to 1994. In fiscal 1994, the $86 million in proceeds from a Common Stock offering, $44 million from the sale/leaseback of 17 stores, and the proceeds of the October 1993 senior subordinated note offering were used to provide the financing necessary for business expansion that year.

In order to secure the desired store locations and assure timely completion of the store, the Company developed 27 of the new and relocated stores in fiscal 1995. Interim financing for this development was provided through working capital and the Company's master lease agreement. Upon completion of property development and opening of the retail stores, the Company generally enters into sale/leaseback transactions and recovers the cost of development. In addition to store development in fiscal 1995 the Company added over 1.4 million square feet of distribution capacity. The Company constructed a 700,000 square foot distribution center in Staunton, Virginia and leased a 310,000 square foot facility in Ontario, California to serve new markets. The Company also added a 240,000 square foot entertainment software distribution facility in Edina, Minnesota and expanded its existing facility in Ardmore, Oklahoma by 200,000 square feet.

Current assets increased to $1.2 billion at February 25, 1995 compared to $765 million at February 26, 1994, primarily as a result of the increased inventory levels necessary to support the larger stores and higher sales volumes. The 53 new stores added approximately $200 million in inventory. Inventory turns were
4.7 times in fiscal 1995, down slightly from the prior year as a result of the start up of additional distribution facilities and increased inventories in the stores. Increases in trade payables and secured inventory financing arrangements at year end supported approximately 70% of the increase in inventory. Higher sales volumes in February 1995 as compared to February 1994 resulted in higher year-end receivables. The Company sells its receivables from sales on the Company's private label credit card, without recourse, to an unrelated third party. Spending related to development of certain operating retail locations and seven stores expected to be opened in fiscal 1996 also contributed to the increase in current assets over the prior fiscal year end. These costs are expected to be recovered through long-term financing in the next year.

The Company currently has a revolving credit facility that provides for borrowings of $150 million throughout the year and an increase to $400 million on a seasonal basis from July through December. Borrowings under the facility are unsecured and are limited to certain percentages of inventories. The agreement requires that the maximum balance outstanding be reduced to $50 million for a period of 45 days, following the holiday season. This agreement expires in June 1996, and the Company has an option to request an extension of the facility for an additional year. The Company also has $180 million available under an inventory financing facility provided by a commercial credit corporation.

Expansion plans for fiscal 1996 will mainly concentrate on developing the markets entered in fiscal 1995. The Company's plans include 47 new stores, the majority of which will be in existing markets, the relocation or remodeling of approximately 20 stores and the construction of an additional distribution center in Findlay, Ohio. The Company plans to add ten to twelve stores in the Los Angeles market to increase leverage on the advertising and distribution costs in place in that market. Fiscal 1996 store development plans also include the addition of stores in Baltimore/Washington, D.C., filling in of markets principally in Ohio and the Southeastern US and entry into Miami with seven stores. Conditions in certain markets will require that the Company acquire and develop the sites.

The Company's practice is to lease, rather than own, its retail locations and it is expected that operating leases will be used for financing following construction. As of the end of fiscal 1995, the Company owned eight operating store locations as well as seven stores under development to be opened in the coming fiscal year. In addition to the stores under development at year-end, the Company expects that it will need to develop another 15 to 20 of the new and relocated stores to be opened in fiscal 1996. The new distribution center in Ohio is being developed by the Company and the development costs are expected to be recovered through a combination of sale/leaseback and other equipment financing. Each new store requires approximately $3.0 to $3.6 million in working capital for merchandise inventory (net of vendor financing), fixtures and leasehold improvements. Management expects that there will be adequate funds available to finance planned capital expenditures in fiscal 1996, net of amounts expected to be recovered through long-term real estate financing.

Management believes that funds available from the Company's credit facility, vendors and real estate financing, along with cash on hand and anticipated cash flow from operations will be sufficient to support planned expansion and growth for the coming year.

QUARTERLY RESULTS AND SEASONALITY

Similar to most retailers, the Company's business is seasonal. Revenues and earnings are lower during the first half of each fiscal year and are greater during the second half, which includes the year-end holiday selling season. The timing of new store openings and general economic conditions may affect future quarterly results of the Company.

The following table sets forth the Company's unaudited quarterly operating results for each quarter of fiscal 1995 and 1994. ($ in thousands, except per share data)



FISCAL 1995
                                  MAY 28      AUGUST 27    NOVEMBER 26    FEBRUARY 25
                                    1994           1994           1994           1995
--------------------------------------------------------------------------------------
Revenues                        $849,403       $933,172     $1,349,871     $1,947,111

Gross profit                     118,952        132,184        183,709        255,548

Operating
income                            11,686         17,659         38,013         54,569

Net earnings                       4,241          7,600         17,702         28,108

Net earnings
per share                            .10            .18            .41            .63

FISCAL 1994
                                  MAY 29      AUGUST 28    NOVEMBER 27    FEBRUARY 26
                                    1993           1993           1993           1994
--------------------------------------------------------------------------------------

Revenues                        $441,919       $562,980      $ 808,476     $1,193,159

Gross profit                      74,476         94,198        121,108        167,143

Operating
income                             3,674         13,090         20,849         39,565

Net earnings                       1,091          7,594         11,161         21,439

Net earnings
per share                            .03            .18            .26            .50


The quarter ended May 29, 1993 includes the cumulative effect of a change in accounting for income taxes that reduced earnings by $425 ($.01 per share).


COMMON STOCK PRICES

QUARTER                              1ST            2ND            3RD            4TH
--------------------------------------------------------------------------------------
Fiscal 1995

  High                        $  37  1/2    $  36   5/8     $  45         $  45   1/4

  Low                            25  3/4       22   1/8        34  1/2       23   1/8

Fiscal 1994

  High                        $  16 5/32    $  16   1/2     $  31 7/16    $  27 11/16

  Low                            11 7/32       10 27/32        16 3/32       18 13/16


Best Buy's Common Stock is traded on the New York Stock Exchange, symbol BBY. As of May 3, 1995, there were 2,109 holders of record of Best Buy Common Stock. The Company has not paid cash dividends on its Common Stock and does not presently intend to pay any dividends on its Common Stock for the foreseeable future.

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
($ in thousands, except per share amounts)


ASSETS

                                                      FEBRUARY 25         February 26
                                                             1995                1994
--------------------------------------------------------------------------------------
CURRENT ASSETS

  Cash and cash equivalents                          $    144,700         $    59,872

  Receivables                                              84,440              52,944

  Recoverable costs from
  developed properties                                     86,222

  Merchandise inventories                                 907,677             637,950

  Deferred income taxes                                    15,022              13,088

  Prepaid expenses                                          2,606                 756
                                                    ----------------------------------

     Total current assets                               1,240,667             764,610

PROPERTY AND EQUIPMENT

  Land and buildings                                       13,524              37,660

  Leasehold improvements                                   93,889              55,279

  Furniture, fixtures and equipment                       191,084             122,683

  Property under capital leases                            27,096              17,870
                                                    ----------------------------------
                                                          325,593             233,492

  Less accumulated depreciation
  and amortization                                         88,116              60,768
                                                    ----------------------------------
     Net property and equipment                           237,477             172,724

OTHER ASSETS

  Deferred income taxes                                     9,223               7,078

  Other assets                                             19,758               8,082
                                                    ----------------------------------
     Total other assets                                    28,981              15,160
                                                    ----------------------------------
     TOTAL ASSETS                                    $  1,507,125         $   952,494
                                                    ----------------------------------
                                                    ----------------------------------


See notes to consolidated financial statements.


LIABILITIES AND SHAREHOLDERS' EQUITY

                                                      FEBRUARY 25         February 26
                                                             1995                1994
--------------------------------------------------------------------------------------
CURRENT LIABILITIES

  Obligations under
  financing arrangements                             $     81,755         $    11,156

  Accounts payable                                        406,682             294,060

  Accrued salaries and
  related expenses                                         23,785              19,319

  Accrued liabilities                                      65,757              37,754

  Deferred service plan revenue
  and warranty reserve                                     24,942              19,146

  Accrued income taxes                                     14,979              11,694

  Current portion of long-term debt                        13,718               8,899
                                                    ----------------------------------
     Total current liabilities                            631,618             402,028

DEFERRED SERVICE PLAN REVENUE
AND WARRANTY RESERVE, LONG-TERM                            42,138              28,211

LONG-TERM DEBT                                            227,247             210,811

CONVERTIBLE PREFERRED
SECURITIES OF SUBSIDIARY                                  230,000

SHAREHOLDERS' EQUITY

  Preferred stock, $1.00 par value:
  Authorized - 400,000 shares;
  Issued and outstanding - none

  Common stock, $.10 par value:
  Authorized - 120,000,000 shares;
  Issued and outstanding 42,216,000
  and 41,742,000 shares, respectively                       4,221               2,087

  Additional paid-in capital                              228,982             224,089

  Retained earnings                                       142,919              85,268
                                                    ----------------------------------
     Total shareholders' equity                           376,122             311,444
                                                    ----------------------------------

     TOTAL LIABILITIES AND
     SHAREHOLDERS' EQUITY                            $  1,507,125         $   952,494
                                                    ----------------------------------
                                                    ----------------------------------


CONSOLIDATED STATEMENTS OF EARNINGS
--------------------------------------------------------------------------------
($ in thousands, except per share amounts)


FOR THE FISCAL YEARS ENDED                                      FEBRUARY 25    February 26    February 27
                                                                       1995           1994           1993
----------------------------------------------------------------------------------------------------------
Revenues                                                       $  5,079,557   $  3,006,534   $  1,619,978

Cost of goods sold                                                4,389,164      2,549,609      1,335,944
                                                               -------------------------------------------

Gross profit                                                        690,393        456,925        284,034

Selling, general and administrative expenses                        568,466        379,747        248,126
                                                               -------------------------------------------

Operating income                                                    121,927         77,178         35,908

Interest expense, net                                                27,876          8,800          3,883
                                                               -------------------------------------------

Earnings before income taxes and cumulative
effect of change in accounting principle                             94,051         68,378         32,025

Income taxes                                                         36,400         26,668         12,170
                                                               -------------------------------------------

Earnings before cumulative effect of change
in accounting principle                                              57,651         41,710         19,855

Cumulative effect of change in accounting for income taxes                            (425)
                                                               -------------------------------------------

     NET EARNINGS                                              $     57,651  $      41,285   $     19,855
                                                               -------------------------------------------
                                                               -------------------------------------------

EARNINGS PER SHARE

  Earnings before cumulative effect of change
  in accounting principle                                      $       1.33  $        1.01   $        .57

  Cumulative effect of change in accounting for income taxes                          (.01)
                                                               -------------------------------------------

     NET EARNINGS PER SHARE                                    $       1.33  $        1.00   $        .57
                                                               -------------------------------------------
                                                               -------------------------------------------

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING (000)                     43,471         41,336         34,776
                                                               -------------------------------------------
                                                               -------------------------------------------


See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
($ in thousands)


FOR THE FISCAL YEARS ENDED                                      FEBRUARY 25    February 26    February 27
                                                                       1995           1994           1993
-----------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES

  Net earnings                                                    $  57,651      $  41,285      $  19,855

  Charges to earnings not affecting cash:

    Depreciation and amortization                                    38,570         22,412         14,832

    Loss on disposal of property and equipment                          760            719            545

    Cumulative effect of change in accounting for income taxes                         425
                                                               -------------------------------------------
                                                                     96,981         64,841         35,232

  Changes in operating assets and liabilities:

    Receivables                                                     (31,496)       (14,976)       (21,987)

    Merchandise inventories                                        (269,727)      (387,959)      (114,153)

    Deferred income taxes and prepaid expenses                       (5,929)        (5,234)        (2,063)

    Accounts payable                                                112,622        175,722         49,668

    Other current liabilities                                        40,415         33,014         16,106

    Deferred service plan revenues and warranty reserve              19,723          8,393          6,148
                                                               -------------------------------------------
      Total cash used in operating activities                       (37,411)      (126,199)       (31,049)
                                                               -------------------------------------------

INVESTING ACTIVITIES

  Additions to property and equipment                              (118,118)      (101,412)       (74,864)

  Recoverable costs from developed properties                       (86,222)

  Proceeds from sale/leasebacks                                      24,060         44,506

  Increase in other assets                                          (11,676)        (6,592)        (1,180)
                                                               -------------------------------------------
      Total cash used in investing activities                      (191,956)       (63,498)       (76,044)
                                                               -------------------------------------------

FINANCING ACTIVITIES

  Proceeds from issuance of convertible preferred securities        230,000

  Increase in obligations under financing arrangements               70,599          6,285            697

  Long-term debt borrowings                                          21,429        160,310         29,700

  Long-term debt payments                                           (10,199)        (6,977)       (37,515)

  Common stock issued                                                 2,366         86,513          4,860

  (Payments) borrowings on revolving credit line, net                               (3,700)         3,700
                                                               -------------------------------------------
      Total cash provided by financing activities                   314,195        242,431          1,442
                                                               -------------------------------------------


INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                     84,828         52,734       (105,651)

CASH & CASH EQUIVALENTS AT BEGINNING OF PERIOD                       59,872          7,138        112,789
                                                               -------------------------------------------
CASH & CASH EQUIVALENTS AT END OF PERIOD                          $ 144,700      $  59,872      $   7,138
                                                               -------------------------------------------
                                                               -------------------------------------------


See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------
($ in thousands)


                                                                                ADDITIONAL
                                                                     COMMON        PAID-IN       RETAINED
                                                                      STOCK        CAPITAL       EARNINGS
-----------------------------------------------------------------------------------------------------------
BALANCES AT
FEBRUARY 29, 1992                                                  $  1,122     $  132,318      $  24,128

Stock options exercised                                                  27          2,311

Tax benefit from
stock options exercised                                                              2,522

Net earnings                                                                                       19,855
                                                               -------------------------------------------

BALANCES AT
FEBRUARY 27, 1993                                                     1,149        137,151         43,983

Sale of common stock                                                    234         85,294

Stock options exercised                                                  10            977

Tax benefit from
stock options exercised                                                              1,363

Effect of 3-for-2 stock split                                           694           (696)

Net earnings                                                                                       41,285
                                                               -------------------------------------------

BALANCES AT
FEBRUARY 26, 1994                                                     2,087        224,089         85,268

Stock options exercised                                                  45          2,321

Tax benefit from
stock options exercised                                                              4,661

Effect of 2-for-1 stock split                                         2,089         (2,089)

Net earnings                                                                                       57,651
                                                               -------------------------------------------

BALANCES AT
FEBRUARY 25, 1995                                                    $4,221       $228,982       $142,919
                                                               -------------------------------------------
                                                               -------------------------------------------


See notes to consolidated financial statements.

INDEPENDENT AUDITOR'S REPORT
--------------------------------------------------------------------------------

Shareholders and Board of Directors
Best Buy Co., Inc.

We have audited the accompanying consolidated balance sheets of Best Buy Co., Inc. as of February 25, 1995, and the related consolidated statements of earnings, shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Best Buy Co., Inc. for the years ended February 26, 1994 and February 27, 1993 were audited by other auditors whose report dated April 13, 1994 expressed an unqualified opinion on those statements, and included an explanatory paragraph that described the accounting change discussed in Note 8 to the consolidated financial statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 1995 financial statements referred to above present fairly, in all material respects, the consolidated financial position of Best Buy Co., Inc., at February 25, 1995, and the consolidated results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

As discussed in Note 8 to the consolidated financial statements, the Company changed its method of accounting for income taxes during the year ended February 26, 1994.

/s/ Ernst & Young LLP

Minneapolis, Minnesota
April 19, 1995

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
($ in thousands, except per share amounts)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS:
The Company sells personal computer and other home office products, consumer electronics, entertainment software, major appliances and related accessories through its retail stores.

BASIS OF PRESENTATION:
The consolidated financial statements include the accounts of Best Buy Co., Inc. and its subsidiaries. Significant intercompany accounts and transactions have been eliminated.

CASH AND CASH EQUIVALENTS:
The Company considers all short-term investments with a maturity of three months or less when purchased to be cash equivalents.

RECOVERABLE COSTS FROM DEVELOPED PROPERTIES:
The costs of acquisition and development of properties which the Company intends to sell and lease back or recover from landlords within one year are included in current assets.

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

ACCOUNTS PAYABLE:
Under the Company's cash management system, checks issued but not cleared through the bank account frequently result in a cash overdraft in the accounting records. Overdraft balances of $78,140 and $90,119 at February 25, 1995, and February 26, 1994, respectively, are included in accounts payable.

PRE-OPENING COSTS:
Costs incurred in connection with the opening of new stores are expensed in the year the store is opened. Pre-opening costs were $13,971, $7,335 and $6,231 in fiscal 1995, 1994, and 1993, respectively.

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

EARNINGS PER SHARE:
Earnings per share is computed based on the weighted average number of common shares outstanding during each period, adjusted for 1,458,000, 1,300,000 and 902,000 incremental shares assumed issued on the exercise of stock options in fiscal 1995, 1994 and 1993, respectively. All common share and per share information has been adjusted for the three-for-two stock split in September 1993 and the two-for-one stock split in April 1994. Fully diluted earnings per share assumes that the convertible preferred securities were converted into common stock and the interest expense thereon, net of related taxes, is added back to net income. References to earnings per share relate to fully diluted earnings per share.

FISCAL YEAR:
The Company's fiscal year ends on the Saturday nearest the end of February. All years presented contained 52 weeks.

RECLASSIFICATIONS:
Certain prior year amounts have been reclassified to conform to current year presentation.

2. OBLIGATIONS UNDER FINANCING ARRANGEMENTS
The Company has a $180,000 inventory financing credit line. Borrowings are collateralized by a security interest in certain merchandise inventories approximating the outstanding borrowings. The line has provisions that give the financing source a portion of the cash discounts provided by the manufacturers.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
($ in thousands, except per share amounts)

3. BORROWINGS


                                            FEBRUARY 25    February 26
                                                   1995           1994
-----------------------------------------------------------------------
Senior subordinated notes                    $  150,000     $  150,000

Subordinated notes                               21,904         21,904

Equipment financing loans                        39,622         25,306

Obligations under
capital leases                                   20,739         13,800

Contract for deed                                 8,700          8,700
                                      ---------------------------------
                                                240,965        219,710
Current portion of
long term debt                                   13,718          8,899
                                      ---------------------------------
                                             $  227,247     $  210,811
                                      ---------------------------------
                                      ---------------------------------


CREDIT AGREEMENT:
The Company has a credit agreement (the "Agreement") that contains a revolving credit facility under which the Company can borrow up to $400,000. The Agreement provides that up to $150,000 of the facility is available at all times and an additional $250,000 is available from July 1 to December 31. The Agreement expires in June 1996, and the Company has the option to request an extension of the Agreement for an additional year.

Borrowings under the facility are unsecured. Interest on borrowings is at rates specified in the Agreement, as elected by the Company. The Company also pays certain commitment and agent fees.

The Agreement contains covenants that require maintenance of certain financial ratios and place limits on owned real estate and capital expenditures. The Agreement also provides that once a year, the Company must repay any amounts outstanding, and for a period of not less than 45 days thereafter, the aggregate principal amount outstanding is limited to $50,000. There were no balances outstanding under the facility at February 25, 1995 and February 26, 1994. The weighted average interest rate under the Company's current and prior credit agreements was 6.21%, 4.44% and 5.10% for fiscal 1995, 1994 and 1993, respectively.

SENIOR SUBORDINATED NOTES:
In October 1993, the Company issued $150,000 of senior subordinated notes. The notes mature on October 1, 2000, and bear interest at 8.63%. The Company may, at its option, redeem the notes prior to maturity at 102.50% and 101.25% of par in 1998 and 1999, respectively. The Company may be required to offer early redemption in the event of a change in control, as defined.

The notes are unsecured and subordinate to the prior payment of all senior debt, which approximates $196,000 at February 25, 1995. The indenture also contains provisions, which limit the amount of additional borrowings the Company may incur and limit the Company's ability to pay dividends and make other restricted payments.

SUBORDINATED NOTES:
The Company has an $18,000 unsecured, subordinated note outstanding which bears interest at 9.95% and matures on July 30, 1999. In addition, the Company has $3,904 of unsecured, subordinated notes due June 15, 1997 which bear interest at 9.00%.

EQUIPMENT FINANCING LOANS:
The equipment financing loans require monthly or quarterly payments and have maturity dates between June 1996 and December 1999. The interest rates on these loans range from 7.54% to 11.15%. Furniture and fixtures with a book value of $35,609 are pledged against these loans.

OBLIGATIONS UNDER CAPITAL LEASES:
The present value of future minimum lease payments relating to certain equipment and a distribution center has been capitalized. The capitalized cost is $27,095 and $17,870 at February 25, 1995, and February 26, 1994, respectively. The net book value of assets under capital leases was $20,176 and $13,439 at February 25, 1995 and February 26, 1994, respectively.

CONTRACT FOR DEED:
The Company purchased its corporate office building on a contract for deed. The contract for deed calls for semiannual interest payments of $430 with payment of the contract balance on June 12, 1996.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
($ In thousands, except per share amounts)


8. INCOME TAXES
In fiscal 1994, the Company adopted FASB Statement No. 109 "Accounting for Income Taxes" (FAS 109) and changed its method of accounting for income taxes from the deferred method to the liability method required by FAS 109. As permitted by FAS 109, prior years' financial statements have not been restated. The cumulative effect of the change as of February 28, 1993 was a charge to earnings of $425.

FOLLOWING IS A RECONCILIATION OF THE PROVISION FOR INCOME TAXES TO THE FEDERAL STATUTORY RATE:


                                    1995           1994           1993
-------------------------------------------------------------------------
Federal income tax at
the statutory rate               $32,918        $23,932        $10,888

State income taxes,
net of federal benefit             4,759          3,320          1,412

Jobs tax credit                   (1,402)          (293)           (54)

Tax exempt investment
income                               (70)          (341)          (228)

Other                                195            359            152

Effect of tax rate change
on deferred taxes                                  (309)
                                ----------------------------------------

Provision for
income taxes                     $36,400        $26,668        $12,170
                                ----------------------------------------
                                ----------------------------------------

Effective tax rate                 38.7%          39.0%          38.0%
                                ----------------------------------------
                                ----------------------------------------


The provision for income taxes consists of the following:


                                    1995           1994           1993
------------------------------------------------------------------------
Current:  Federal                $32,435        $25,909        $12,129

          State                    8,044          5,882          2,628
                                ----------------------------------------
                                  40,479         31,791         14,757
                                ----------------------------------------

Deferred: Federal                 (3,495)        (4,620)        (2,118)

          State                     (584)          (503)          (469)
                                ----------------------------------------
                                  (4,079)        (5,123)        (2,587)
                                ----------------------------------------
Provision for income taxes       $36,400        $26,668        $12,170
                                ----------------------------------------
                                ----------------------------------------


Deferred taxes under FAS 109 are the result of differences between the basis of assets and liabilities for financial reporting and income tax purposes. Significant deferred tax assets and liabilities consist of the following:



                                                           FEBRUARY 25    February 26
                                                                  1995           1994
--------------------------------------------------------------------------------------
Deferred service plan revenue and warranty reserve             $26,396        $18,625

Inventory                                                        2,332          3,326

Compensation and benefits                                        2,218          1,547

Other-net                                                        1,289            766
                                                          ----------------------------
  Total deferred tax assets                                     32,235         24,264
                                                          ----------------------------
Property and equipment                                           7,287          3,988

Other-net                                                          703            110
                                                          ----------------------------
  Total deferred tax liabilities                                 7,990          4,098
                                                          ----------------------------
Net deferred tax assets                                        $24,245        $20,166
                                                          ----------------------------
                                                          ----------------------------


The deferred income tax benefit under the previous method of accounting for income taxes for fiscal 1993 is comprised of the following:


Deferred service plan revenue and warranty reserve                          $  (2,308)

Depreciation expense                                                              826

Inventory cost capitalization                                                    (497)

Reserves for losses not currently deductible                                     (558)

Other                                                                             (50)
                                                                         --------------
                                                                            $  (2,587)
                                                                         --------------
                                                                         --------------


The Company believes that the interest on the subordinated note referred to in
Note 4 is deductible and that Best Buy Capital will be treated as a partnership for income tax purposes. Income taxes paid were $32,899, $25,442 and $7,174 in fiscal 1995, 1994 and 1993, respectively.

9. LEGAL PROCEEDINGS

The Company is involved in various legal proceedings arising during the normal course of conducting business. Management believes that the resolution of these proceedings will not have any material adverse impact on the Company's financial condition.


                                                                            19