Form 10-K405/A, Exhibit 13
period 1995-02-25
BEST BUY CO INC
filed 1995-05-30
CIK 764478


SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA
- ------------------------------------------------------------------------------------------------------------------------------
($ in thousands, except per share amounts)

FISCAL PERIOD                                                1995        1994(1)           1993           1992        1991(2)
- ------------------------------------------------------------------------------------------------------------------------------
STATEMENT OF EARNINGS DATA

  Revenues                                             $5,079,557     $3,006,534     $1,619,978     $  929,692     $  664,823

  Gross profit                                            690,393        456,925        284,034        181,062        141,657

  Selling, general, and
  administrative expenses                                 568,466        379,747        248,126        162,286        130,681

  Operating income                                        121,927         77,178         35,908         18,776         10,976

  Earnings before cumulative
  effect of accounting change                              57,651         41,710         19,855          9,601          4,540

  Net earnings (loss)                                      57,651         41,285         19,855          9,601         (9,457)

PER SHARE DATA

  Earnings before cumulative
  effect of accounting change                          $     1.33     $     1.01     $      .57     $      .33     $      .18

  Net earnings (loss)                                        1.33           1.00            .57            .33           (.38)

  Common stock price: High                                 45 1/4       31  7/16       15 23/32       11 25/32        3 21/32
                      Low                                  22 1/8       10 27/32        4 23/32        2 21/32        1  1/2

  Weighted average
  shares outstanding (000s)                                43,471         41,336         34,776         28,848         24,852

OPERATING AND OTHER DATA

  Comparable store sales increase(3)                        19.9%          26.9%          19.4%          14.0%           1.0%

  Number of stores (end of period)                            204            151            111             73             56

  Average revenues per store(4)                        $   28,400     $   22,600     $   17,600      $  14,300     $   12,400

  Gross profit percentage                                   13.6%          15.2%          17.5%          19.5%          21.3%

  Selling, general, and administrative
  expense percentage                                        11.2%          12.6%          15.3%          17.5%          19.7%

  Operating income percentage                                2.4%           2.6%           2.2%           2.0%           1.6%

  Inventory turns(5)                                         4.7x           5.0x           4.8x           5.1x           4.5x

BALANCE SHEET DATA (at period end)

  Working capital                                      $  609,049     $  362,582     $  118,921     $  126,817     $   64,623

  Total assets                                          1,507,125        952,494        439,142        337,218        185,528

  Long-term debt, including current portion               240,965        219,710         53,870         52,980         35,695

  Convertible preferred securities                        230,000

  Shareholders' equity                                    376,122        311,444        182,283        157,568         56,741
- ------------------------------------------------------------------------------------------------------------------------------

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

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
- --------------------------------------------------------------------------------

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

REVENUES
The following table presents selected revenue and store data for each of the last three fiscal years. ($ in thousands)


                                    1995           1994           1993
- ------------------------------------------------------------------------
Revenues                      $5,079,557     $3,006,534     $1,619,978

Percentage increase
in revenues                          69%            86%            74%

Comparable store
sales increase                       20%            27%            19%

Average revenues
per store                     $   28,400     $   22,600     $   17,600

Number of stores
open at end of year                  204            151            111


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

COMPONENTS OF OPERATING INCOME
The following table sets forth selected operating ratios for each of the last three fiscal years.


                                    1995           1994           1993
- ------------------------------------------------------------------------
Gross profit                       13.6%          15.2%          17.5%

Selling, general and
administrative expenses            11.2%          12.6%          15.3%

Operating income                    2.4%           2.6%           2.2%

Earnings before
accounting change                   1.1%           1.4%           1.2%
- ------------------------------------------------------------------------


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



FISCAL 1995
                                  MAY 28      AUGUST 27    NOVEMBER 26    FEBRUARY 25
                                    1994           1994           1994           1995
- --------------------------------------------------------------------------------------
Revenues                        $849,403       $933,172     $1,349,871     $1,947,111

Gross profit                     118,952        132,184        183,709        255,548

Operating
income                            11,686         17,659         38,013         54,569

Net earnings                       4,241          7,600         17,702         28,108

Net earnings
per share                            .10            .18            .41            .63

FISCAL 1994
                                  MAY 29      AUGUST 28    NOVEMBER 27    FEBRUARY 26
                                    1993           1993           1993           1994
- --------------------------------------------------------------------------------------

Revenues                        $441,919       $562,980      $ 808,476     $1,193,159

Gross profit                      74,476         94,198        121,108        167,143

Operating
income                             3,674         13,090         20,849         39,565

Net earnings                       1,091          7,594         11,161         21,439

Net earnings
per share                            .03            .18            .26            .50


The quarter ended May 29, 1993 includes the cumulative effect of a change in accounting for income taxes that reduced earnings by $425 ($.01 per share).


COMMON STOCK PRICES

QUARTER                              1ST            2ND            3RD            4TH
- --------------------------------------------------------------------------------------
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

CONSOLIDATED BALANCE SHEETS
- --------------------------------------------------------------------------------
($ in thousands, except per share amounts)


ASSETS

                                                      FEBRUARY 25         February 26
                                                             1995                1994
- --------------------------------------------------------------------------------------
CURRENT ASSETS

  Cash and cash equivalents                          $    144,700         $    59,872

  Receivables                                              84,440              52,944

  Recoverable costs from
  developed properties                                     86,222

  Merchandise inventories                                 907,677             637,950

  Deferred income taxes                                    15,022              13,088

  Prepaid expenses                                          2,606                 756
                                                    ----------------------------------

     Total current assets                               1,240,667             764,610

PROPERTY AND EQUIPMENT

  Land and buildings                                       13,524              37,660

  Leasehold improvements                                   93,889              55,279

  Furniture, fixtures and equipment                       191,084             122,683

  Property under capital leases                            27,096              17,870
                                                    ----------------------------------
                                                          325,593             233,492

  Less accumulated depreciation
  and amortization                                         88,116              60,768
                                                    ----------------------------------
     Net property and equipment                           237,477             172,724

OTHER ASSETS

  Deferred income taxes                                     9,223               7,078

  Other assets                                             19,758               8,082
                                                    ----------------------------------
     Total other assets                                    28,981              15,160
                                                    ----------------------------------
     TOTAL ASSETS                                    $  1,507,125         $   952,494
                                                    ----------------------------------
                                                    ----------------------------------


See notes to consolidated financial statements.


LIABILITIES AND SHAREHOLDERS' EQUITY

                                                      FEBRUARY 25         February 26
                                                             1995                1994
- --------------------------------------------------------------------------------------
CURRENT LIABILITIES

  Obligations under
  financing arrangements                             $     81,755         $    11,156

  Accounts payable                                        406,682             294,060

  Accrued salaries and
  related expenses                                         23,785              19,319

  Accrued liabilities                                      65,757              37,754

  Deferred service plan revenue
  and warranty reserve                                     24,942              19,146

  Accrued income taxes                                     14,979              11,694

  Current portion of long-term debt                        13,718               8,899
                                                    ----------------------------------
     Total current liabilities                            631,618             402,028

DEFERRED SERVICE PLAN REVENUE
AND WARRANTY RESERVE, LONG-TERM                            42,138              28,211

LONG-TERM DEBT                                            227,247             210,811

CONVERTIBLE PREFERRED
SECURITIES OF SUBSIDIARY                                  230,000

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
                                                    ----------------------------------
                                                    ----------------------------------


CONSOLIDATED STATEMENTS OF EARNINGS
- --------------------------------------------------------------------------------
($ in thousands, except per share amounts)


FOR THE FISCAL YEARS ENDED                                      FEBRUARY 25    February 26    February 27
                                                                       1995           1994           1993
- ----------------------------------------------------------------------------------------------------------
Revenues                                                       $  5,079,557   $  3,006,534   $  1,619,978

Cost of goods sold                                                4,389,164      2,549,609      1,335,944
                                                               -------------------------------------------

Gross profit                                                        690,393        456,925        284,034

Selling, general and administrative expenses                        568,466        379,747        248,126
                                                               -------------------------------------------

Operating income                                                    121,927         77,178         35,908

Interest expense, net                                                27,876          8,800          3,883
                                                               -------------------------------------------

Earnings before income taxes and cumulative
effect of change in accounting principle                             94,051         68,378         32,025

Income taxes                                                         36,400         26,668         12,170
                                                               -------------------------------------------

Earnings before cumulative effect of change
in accounting principle                                              57,651         41,710         19,855

Cumulative effect of change in accounting for income taxes                            (425)
                                                               -------------------------------------------

     NET EARNINGS                                              $     57,651  $      41,285   $     19,855
                                                               -------------------------------------------
                                                               -------------------------------------------

EARNINGS PER SHARE

  Earnings before cumulative effect of change
  in accounting principle                                      $       1.33  $        1.01   $        .57

  Cumulative effect of change in accounting for income taxes                          (.01)
                                                               -------------------------------------------

     NET EARNINGS PER SHARE                                    $       1.33  $        1.00   $        .57
                                                               -------------------------------------------
                                                               -------------------------------------------

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING (000)                     43,471         41,336         34,776
                                                               -------------------------------------------
                                                               -------------------------------------------


See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
- --------------------------------------------------------------------------------
($ in thousands)


FOR THE FISCAL YEARS ENDED                                      FEBRUARY 25    February 26    February 27
                                                                       1995           1994           1993
- -----------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES

  Net earnings                                                    $  57,651      $  41,285      $  19,855

  Charges to earnings not affecting cash:

    Depreciation and amortization                                    38,570         22,412         14,832

    Loss on disposal of property and equipment                          760            719            545

    Cumulative effect of change in accounting for income taxes                         425
                                                               -------------------------------------------
                                                                     96,981         64,841         35,232

  Changes in operating assets and liabilities:

    Receivables                                                     (31,496)       (14,976)       (21,987)

    Merchandise inventories                                        (269,727)      (387,959)      (114,153)

    Deferred income taxes and prepaid expenses                       (5,929)        (5,234)        (2,063)

    Accounts payable                                                112,622        175,722         49,668

    Other current liabilities                                        40,415         33,014         16,106

    Deferred service plan revenues and warranty reserve              19,723          8,393          6,148
                                                               -------------------------------------------
      Total cash used in operating activities                       (37,411)      (126,199)       (31,049)
                                                               -------------------------------------------

INVESTING ACTIVITIES

  Additions to property and equipment                              (118,118)      (101,412)       (74,864)

  Recoverable costs from developed properties                       (86,222)

  Proceeds from sale/leasebacks                                      24,060         44,506

  Increase in other assets                                          (11,676)        (6,592)        (1,180)
                                                               -------------------------------------------
      Total cash used in investing activities                      (191,956)       (63,498)       (76,044)
                                                               -------------------------------------------

FINANCING ACTIVITIES

  Proceeds from issuance of convertible preferred securities        230,000

  Increase in obligations under financing arrangements               70,599          6,285            697

  Long-term debt borrowings                                          21,429        160,310         29,700

  Long-term debt payments                                           (10,199)        (6,977)       (37,515)

  Common stock issued                                                 2,366         86,513          4,860

  (Payments) borrowings on revolving credit line, net                               (3,700)         3,700
                                                               -------------------------------------------
      Total cash provided by financing activities                   314,195        242,431          1,442
                                                               -------------------------------------------


INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                     84,828         52,734       (105,651)

CASH & CASH EQUIVALENTS AT BEGINNING OF PERIOD                       59,872          7,138        112,789
                                                               -------------------------------------------
CASH & CASH EQUIVALENTS AT END OF PERIOD                          $ 144,700      $  59,872      $   7,138
                                                               -------------------------------------------
                                                               -------------------------------------------


See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
- --------------------------------------------------------------------------------
($ in thousands)


                                                                                ADDITIONAL
                                                                     COMMON        PAID-IN       RETAINED
                                                                      STOCK        CAPITAL       EARNINGS
- -----------------------------------------------------------------------------------------------------------
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

INDEPENDENT AUDITOR'S REPORT
- --------------------------------------------------------------------------------

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

/s/ Ernst & Young LLP

Minneapolis, Minnesota
April 19, 1995

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- --------------------------------------------------------------------------------
($ in thousands, except per share amounts)

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- --------------------------------------------------------------------------------
($ in thousands, except per share amounts)

3. BORROWINGS


                                            FEBRUARY 25    February 26
                                                   1995           1994
- -----------------------------------------------------------------------
Senior subordinated notes                    $  150,000     $  150,000

Subordinated notes                               21,904         21,904

Equipment financing loans                        39,622         25,306

Obligations under
capital leases                                   20,739         13,800

Contract for deed                                 8,700          8,700
                                      ---------------------------------
                                                240,965        219,710
Current portion of
long term debt                                   13,718          8,899
                                      ---------------------------------
                                             $  227,247     $  210,811
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


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- -------------------------------------------------------------------------------
($ in thousands, except per share amounts)

FUTURE MATURITIES OF DEBT:

                                                    Capital             Other
Fiscal year                                         Leases               Debt
- ------------------------------------------------------------------------------
1996                                               $ 4,974             $ 9,640
1997                                                 4,648              18,501
1998                                                 3,472              13,154
1999                                                 1,346               6,459
2000                                                   513              22,472
Later years                                          7,559             150,000
                                                 -----------------------------
                                                    22,512           $ 220,226
                                                                     ---------
                                                                     ---------
Less amount representing interest                    1,773
                                                  --------
Minimum lease payments                            $ 20,739
                                                  --------
                                                  --------

During fiscal 1995, 1994 and 1993 interest paid (net of amounts capitalized) totaled $25,708, $5,360 and $5,385, respectively. Assets acquired under capital leases were $10,025, $3,807 and $8,705 in fiscal 1995, 1994 and 1993, respectively. The fair value of the Company's senior subordinated notes was $143,813 at February 25, 1995 based on quoted market prices. The fair value of all other financial instruments, including those with quoted market prices, approximates carrying value.

4. CONVERTIBLE PREFERRED SECURITIES OF SUBSIDIARY

In November 1994, the Company and Best Buy Capital, L.P. (Best Buy Capital), a special purpose limited partnership in which the Company is the sole general partner, completed the public offering of 4,600,000 convertible monthly income preferred securities with a liquidation preference of $50 per security. The underwriting discount and expenses of the offering aggregated $7,680. The proceeds of the offering were loaned to the Company in exchange for a subordinated debenture with payment terms substantially similar to the preferred securities. Distributions on the securities are payable monthly at the annual rate of 6.50% of the liquidation preference and are included in interest expense in the consolidated financial statements.

The securities are convertible into shares of the Company's Common Stock at the rate of 1.111 shares per security (equivalent to a conversion price of $45 per share). The preferred securities are subject to mandatory redemption in November 2024 at the liquidation preference price. The Company has the option to defer distributions on the securities for up to 60 months. A deferral of distributions may result in the conversion of the preferred securities into Series A Preferred Stock of the Company. The Company has the right to cause the conversion rights to expire any time after three years from the date of issuance in the event the Company's Common Stock price exceeds $54 per share for 20 out of 30 consecutive trading days.

5. SHAREHOLDERS' EQUITY

PUBLIC OFFERING:
In June 1993, the Company completed a public offering of 7,020,000 shares of Common Stock, including the underwriters' over allotment, at $12.83 per share. Net proceeds of the offering were $85,528 after deducting the underwriting discount and offering expenses of $4,562.


STOCK OPTIONS:
The Company sponsors two non-qualified stock option plans for employees and one non-qualified plan for directors. These plans provide for the issuance of up to 9,650,000 shares. Options may be granted only to employees or directors at option prices not less than the fair market value of the Company's Common Stock on the date of the grant. At February 25, 1995, options to purchase 3,744,000 shares are outstanding under these plans. In addition, at February 25, 1995, an option to purchase 26,000 shares is outstanding to an officer, not pursuant to a plan.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- -------------------------------------------------------------------------------
($ in thousands, except per share amounts)

Option activity for each of the last three years is as follows:


                                                              Option Price
                                          Shares                per Share
- -----------------------------------------------------------------------------
OUTSTANDING FEBRUARY 29, 1992            2,091,000            $ 2.21 - 10.31
    Granted                                912,000              5.89 - 6.29
    Exercised                            (837,000)              2.21 - 6.29
    Cancelled                             (45,000)              2.21 - 6.29
                                         ---------
OUTSTANDING FEBRUARY 27, 1993            2,121,000              2.21 - 10.31
    Granted                              1,391,000             11.23 - 13.58
    Exercised                            (240,000)              2.21 - 10.31
    Cancelled                            (102,000)              2.21 - 12.00
                                         ---------
OUTSTANDING FEBRUARY 26, 1994            3,170,000              2.21 - 13.58
    Granted                              1,316,000             27.68 - 38.19
    Exercised                            (472,000)              2.21 - 12.00
    Cancelled                            (244,000)              2.21 - 32.40
                                         ---------
OUTSTANDING FEBRUARY 25, 1995            3,770,000              2.50 - 38.19
                                         ---------
                                         ---------

EXERCISABLE FEBRUARY 25, 1995            1,247,000            $ 2.50 - 32.40
                                         ---------
                                         ---------

6. OPERATING LEASE COMMITMENTS & RELATED PARTY TRANSACTIONS

The Company conducts the majority of its retail and distribution operations from leased locations. The Company completed the sale/leaseback of 11 stores in 1995 and 17 stores in 1994, with transaction costs and any gain or loss recognized over the term of the lease agreement. Proceeds from the sale/leaseback of stores owned at February 26, 1994 are shown as such in the accompanying fiscal 1995 statement of cash flows. Proceeds from the sale/leaseback of properties developed in fiscal 1995 are included in the net change in recoverable costs from developed properties. The Company also leases various equipment under operating leases and, prior to January 1994, its corporate headquarters were located in a leased facility. In addition, the Company leases 14 stores and a distribution center, along with the related fixtures and equipment under a master lease agreement. The initial terms of the leases under this agreement range from one to five years, and rent is variable based on interest rate options as selected by the Company. The leases require payment of real estate taxes, insurance, and common area maintenance. Most of the leases contain renewal options and escalation clauses, and several require contingent rents based on specified percentages of sales. Certain leases also contain covenants related to maintenance of financial ratios.

Future minimum lease obligations by year (not including percentage rentals) for all operating leases at February 25, 1995, are as follows:


FISCAL YEAR
1996 . . . . . . . . . . . . . . . . . . . . . . . . . .  $85,221
1997 . . . . . . . . . . . . . . . . . . . . . . . . . .   82,891
1998 . . . . . . . . . . . . . . . . . . . . . . . . . .   81,059
1999 . . . . . . . . . . . . . . . . . . . . . . . . . .   77,352
2000 . . . . . . . . . . . . . . . . . . . . . . . . . .   72,909
Later years. . . . . . . . . . . . . . . . . . . . . . .  653,698


The composition of the total rental expenses for all operating leases during the last three fiscal years, including leases of building and equipment, is as follows:


                                          1995           1994           1993
- -------------------------------------------------------------------------------
Minimum rentals                         $64,716        $37,673        $22,757
Percentage rentals                          795            439            405
                                        --------------------------------------
                                        $65,511        $38,112        $23,162
                                        --------------------------------------
                                        --------------------------------------

Five stores are leased from the Company's CEO and principal shareholder, his spouse, or partnerships in which he is a partner. Rent expense under these leases during the last three fiscal years was as follows:


                                          1995           1994           1993
- -------------------------------------------------------------------------------
Minimum rentals                          $1,120         $1,049         $1,051
Percentage rentals                          470            423            405
                                        --------------------------------------
                                         $1,590         $1,472         $1,456
                                        --------------------------------------
                                        --------------------------------------

7. RETIREMENT SAVINGS PLAN

The Company has a retirement savings plan for employees meeting certain age and service requirements.The plan provides for a Company matching contribution which is subject to annual approval. This matching contribution was $1,376, $906 and $697 during fiscal 1995, 1994 and 1993, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- -------------------------------------------------------------------------------
($ In thousands, except per share amounts)


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

FOLLOWING IS A RECONCILIATION OF THE PROVISION FOR INCOME TAXES TO THE FEDERAL STATUTORY RATE:


                                    1995           1994           1993
- -------------------------------------------------------------------------
Federal income tax at
the statutory rate               $32,918        $23,932        $10,888

State income taxes,
net of federal benefit             4,759          3,320          1,412

Jobs tax credit                   (1,402)          (293)           (54)

Tax exempt investment
income                               (70)          (341)          (228)

Other                                195            359            152

Effect of tax rate change
on deferred taxes                                  (309)
                                ----------------------------------------

Provision for
income taxes                     $36,400        $26,668        $12,170
                                ----------------------------------------
                                ----------------------------------------

Effective tax rate                 38.7%          39.0%          38.0%
                                ----------------------------------------
                                ----------------------------------------


The provision for income taxes consists of the following:


                                    1995           1994           1993
- ------------------------------------------------------------------------
Current:  Federal                $32,435        $25,909        $12,129

          State                    8,044          5,882          2,628
                                ----------------------------------------
                                  40,479         31,791         14,757
                                ----------------------------------------

Deferred: Federal                 (3,495)        (4,620)        (2,118)

          State                     (584)          (503)          (469)
                                ----------------------------------------
                                  (4,079)        (5,123)        (2,587)
                                ----------------------------------------
Provision for income taxes       $36,400        $26,668        $12,170
                                ----------------------------------------
                                ----------------------------------------


Deferred taxes under FAS 109 are the result of differences between the basis of assets and liabilities for financial reporting and income tax purposes. Significant deferred tax assets and liabilities consist of the following:



                                                           FEBRUARY 25    February 26
                                                                  1995           1994
- --------------------------------------------------------------------------------------
Deferred service plan revenue and warranty reserve             $26,396        $18,625

Inventory                                                        2,332          3,326

Compensation and benefits                                        2,218          1,547

Other-net                                                        1,289            766
                                                          ----------------------------
  Total deferred tax assets                                     32,235         24,264
                                                          ----------------------------
Property and equipment                                           7,287          3,988

Other-net                                                          703            110
                                                          ----------------------------
  Total deferred tax liabilities                                 7,990          4,098
                                                          ----------------------------
Net deferred tax assets                                        $24,245        $20,166
                                                          ----------------------------
                                                          ----------------------------


The deferred income tax benefit under the previous method of accounting for income taxes for fiscal 1993 is comprised of the following:


Deferred service plan revenue and warranty reserve                          $  (2,308)

Depreciation expense                                                              826

Inventory cost capitalization                                                    (497)

Reserves for losses not currently deductible                                     (558)

Other                                                                             (50)
                                                                         --------------
                                                                            $  (2,587)
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