Form 10-K405, Exhibit 13
period 1996-03-02
BEST BUY CO INC
filed 1996-05-31
CIK 764478

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA
($ in thousands, except per share amounts)


FISCAL PERIOD                                           1996(1)        1995           1994(2)        1993           1992
- ------------------------------------------------------------------------------------------------------------------------
STATEMENT OF EARNINGS DATA
 Revenues                                         $7,217,448     $5,079,557     $3,006,534     $1,619,978     $  929,692
 Gross profit                                        936,571        690,393        456,925        284,034        181,062
 Selling, general and
   administrative expenses                           813,988        568,466        379,747        248,126        162,286
 Operating income                                    122,583        121,927         77,178         35,908         18,776
 Earnings before cumulative
 effect of accounting change                          48,019         57,651         41,710         19,855          9,601
 Net earnings                                         48,019         57,651         41,285         19,855          9,601

PER SHARE DATA
 Earnings before cumulative
   effect of accounting change                   $      1.10     $     1.33    $      1.01    $       .57    $       .33
 Net earnings                                           1.10           1.33           1.00            .57            .33
 Common stock price:  High                            29 5/8         45 1/4       31  7/16       15 23/32       11 25/32
                      Low                             12 3/4         22 1/8       10 27/32        4 23/32        2 21/32
 Weighted average
   shares outstanding (000s)                          43,640         43,471         41,336         34,776         28,848

OPERATING AND OTHER DATA
 Comparable store sales increase(3)                     5.5%          19.9%          26.9%          19.4%          14.0%
 Number of stores (end of period)                        251            204            151            111             73
 Average revenues per store(4)                   $    31,100     $   28,400    $    22,600    $    17,600     $   14,300
 Gross profit percentage                               13.0%          13.6%          15.2%          17.5%          19.5%
 Selling, general and administrative
   expense percentage                                  11.3%          11.2%          12.6%          15.3%          17.5%
 Operating income percentage                            1.7%           2.4%           2.6%           2.2%           2.0%
 Inventory turns(5)                                     4.8x           4.7x           5.0x           4.8x           5.1x

BALANCE SHEET DATA (at period end)
 Working capital                                  $  585,855     $  609,049    $   362,582    $   118,921     $  126,817
 Total assets                                      1,890,832      1,507,125        952,494        439,142        337,218
 Long-term debt, including current portion           229,855        240,965        219,710         53,870         52,980
 Convertible preferred securities                    230,000        230,000
 Shareholders' equity                                431,614        376,122        311,444        182,283        157,568
- ------------------------------------------------------------------------------------------------------------------------

This table should be read in conjunction with the Management's Discussion and Analysis of Financial Condition and Results of Operations and the Consolidated Financial Statements and Notes thereto.

(1) Fiscal 1996 contained 53 weeks. All other periods presented contained 52 weeks.

(2) During fiscal 1994, the Company adopted FAS 109, resulting in a cumulative effect adjustment of ($425) or ($.01) per share.

(3)  Comparable stores are stores open at least 14 full months.

(4) Average revenues per store are based upon total revenues for the period divided by the weighted average number of stores open during such period.

(5) Inventory turns are calculated based upon a rolling 12 month average of inventory balances.

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


RESULTS OF OPERATIONS

The addition of 100 new stores in the past two years and the expansion or relocation of another 46, resulted in the Company becoming the nation's leading volume specialty retailer in the combined product categories it represents in fiscal 1996. During fiscal 1996 the Company entered two new major markets and increased its presence in the major markets entered in fiscal 1995. The Company was able to maintain or increase market share in the face of an increasingly competitive and challenging retailing environment. The Company's 251 stores at the end of the fiscal year represents an increase of 23% over the prior year. The 47 new stores opened, combined with the revenues from the 53 stores opened in the prior year and a comparable store sales increase of 6% for the year, led to a 42% increase in revenues to $7.217 billion. The $5.080 billion in revenues in fiscal 1995 was a 69% increase compared to the $3.007 billion in fiscal 1994 and was driven by the addition of 53 new stores in fiscal 1995 and a comparable store sales increase of 20%.

Earnings of $48.0 million in fiscal 1996 were 17% lower than the $57.7 million reported in fiscal 1995. A slowing economy in the latter half of the year resulted in a higher level of price competition and promotional activity aimed at stimulating consumer spending. The Company was able to maintain a level of operating income comparable to the prior year as a result of the increased revenues. Higher interest expense on financing used to support property development and increased inventory levels also impacted earnings in fiscal 1996. Fiscal 1995 earnings increased 38% over the $41.7 million reported in fiscal 1994. Fiscal 1994 earnings are before a change in accounting for income taxes which reduced net earnings by $425,000, or $.01 per share. Earnings per share were $1.10 in fiscal 1996, $1.33 in fiscal 1995 and $1.01 in fiscal 1994.

REVENUES
The following table presents selected revenue data for each of the last three fiscal years. ($ in thousands)

                                         1996            1995            1994
- -----------------------------------------------------------------------------
Revenues                           $7,217,448      $5,079,557      $3,006,534
Percentage increase in revenues           42%             69%             86%
Comparable store sales increase            6%             20%             27%
Average revenues per store         $   31,100      $   28,400      $   22,600

The year-over-year growth in revenues experienced over the last several years continued to moderate in fiscal 1996 as the Company's store base has increased and comparable store revenue growth has slowed. In the past three years, Best Buy has entered seven major metropolitan markets, and now has a presence in 13 of the top 20 retail markets. In fiscal 1996, the Company opened seven new stores with its initial entry into Miami, Florida and three new stores in the new market of Cincinnati, Ohio. Best Buy also continued to increase its presence in markets entered in fiscal 1995 with the addition of 12 stores in the Los Angeles area and five stores in the Baltimore/Washington, D.C. area and other new markets in the southeastern United States. In addition to the number of new stores opened, the Company remodeled or relocated 16 stores to accommodate its larger store format introduced in fiscal 1995, increasing the average store size by 30% since fiscal 1994.

The following table indicates the number of stores, by prototype, operated by the Company at the end of the last three fiscal years.

STORE PROTOTYPE                          1996      1995      1994
- -----------------------------------------------------------------
28,000 square feet                         61        67        91
36,000 square feet                         36        48        41
45,000 square feet                        112        75        18
58,000 square feet                         42        14         1
- -----------------------------------------------------------------
Total number of stores at year end        251       204       151
Average store size (in square feet)    41,400    37,700    31,800

A slowdown in consumer spending in the latter half of the year and difficult comparisons with the strong comparable store sales in fiscal 1995 contributed to the slowing comparable store sales growth in fiscal 1996. An increase in the channels of distribution for personal computers, combined with an overall slowing in the rate of sales growth for those products, impacted the Company's total comparable store sales increases during the year. Comparable store sales of personal computers were 18% in fiscal 1996 compared to 33% in fiscal 1995, and the home office category, which includes personal computers, grew by over $1 billion to $3.0 billion, or 41% of total sales in fiscal 1996. The entertainment software category, which includes compact discs, computer software and prerecorded cassettes and video tapes, increased by 47% to $1.1 billion and represented 15% of total Company sales in fiscal 1996. The absence of significant new products in the consumer electronics category resulted in essentially flat comparable store sales for this category. Despite the loss of a significant

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


appliance vendor late in fiscal 1995, the contribution of appliances in fiscal 1996 was comparable to fiscal 1995.

 The 69% increase in revenues in fiscal 1995 over fiscal 1994 was due to the addition of 53 new stores, including entries into Cleveland, Los Angeles and Baltimore/Washington, D.C., a full year of operations at the 40 stores opened in fiscal 1994 and a comparable store sales increase of 20%. Comparable store sales increases in fiscal 1995 were driven by the continued growth of personal computer sales.

The following table sets forth the Company's retail store sales mix by major product category for the past three fiscal years.

                                    1996      1995      1994
- ------------------------------------------------------------

Home Office                          41%       37%       35%
Consumer Electronics - Video         18%       20%       23%
Consumer Electronics - Audio         13%       14%       15%
Entertainment Software               15%       14%       12%
Appliances                            7%        8%        9%
Other                                 6%        7%        6%
- ------------------------------------------------------------
Total                               100%      100%      100%

In the fourth quarter of fiscal 1996 the Company began using an unrelated third party to insure its extended service plans. The Company's extended service plan program will be administered by AI WarrantyGuard, an affiliate of American International Group (AIG). AI WarrantyGuard will insure the warranty obligations through an insurance subsidiary of AIG, which is rated A++ by A.M. Best Company. Similar to most other retailers offering such plans, the Company will recognize commission revenue on the sale of extended service plans at the time the plans are sold. Profit margins on extended service plans are generally higher than margins on other products that the Company sells. Revenues from extended service plans were less than 1% of total revenues in all three fiscal years. Management intends to increase the Company's focus on the sale of these plans and expects that extended service plans will become a larger component of the Company's overall sales mix.

The Company has announced plans to moderate the rate of expansion in fiscal 1997 in light of an expected continuation of slow consumer spending. The Company plans to open 20 to 25 new stores during the year, including entry into the major markets of Philadelphia, Pennsylvania in May and Tampa, Florida in the third quarter. This slower rate of expansion will enable the Company to finance the growth with internally generated funds. The Company has significantly increased its selection and assortment of products in the appliance category with the introduction of the Maytag products to all stores late in fiscal 1996 and the addition of Amana, General Electric, Hotpoint, GE Profile and Tappan appliances in May 1996. The increased size of the Company's stores will allow for increased assortment in this category without sacrificing space dedicated to the other major categories. In addition, the Company is enhancing the appeal of the appliance department through the introduction of high-end small electrics, gourmet products and upscale housewares. Management believes that these products, while not expected to be significant revenue sources, will generate increased traffic in the appliance department. Overall, sales in fiscal 1997 are expected to be impacted by general economic conditions such as levels and availability of consumer debt, interest rates and consumers' outlook on the economy. Management believes that comparable store sales increases in fiscal 1997 could be flat. The home office category could experience decreases in comparable store sales mainly offset by an increase in appliance sales.

The Company believes that its ability to offer consumers attractive financing alternatives such as the Company's private label credit card program, which offers no interest and deferred payment options, has been instrumental in stimulating sales. Receivables from sales on the Best Buy credit card are sold without recourse to unaffiliated third party financial institutions. The Company does not carry any risk of loss due to possible default on the receivables. At March 2, 1996, there were approximately three million Best Buy credit card holders. The continued availability of this type of financing program is important to the Company's ability to provide consumers with an incentive to buy.


COMPONENTS OF OPERATING INCOME
The following table sets forth selected operating ratios for the last three fiscal years.

                                         1996      1995      1994
- -----------------------------------------------------------------

Gross profit                            13.0%     13.6%     15.2%
Selling, general and
  administrative expenses               11.3%     11.2%     12.6%
Operating income                         1.7%      2.4%      2.6%
Earnings before accounting change         .7%      1.1%      1.4%

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Promotional activities in an effort to maintain or grow market share and the increasing mix of personal computers in the total sales mix has contributed to the change in gross margin over the past two years. Promotions offered by the Company, as well as other computer retailers, have included deferred financing plans, free peripheral equipment such as monitors or printers, and cash rebates. Technological advancements in the computer category have placed additional pressure on margins due to the frequent changeover of models and features. The entertainment software category is also very competitive, and the Company believes that its combination of low price and extensive selection affords the opportunity to gain market share and increase customer traffic. Competition in most of the markets in which the Company operates continues to increase as the number of channels of distribution increase.

Management expects that price competition and promotional offers to stimulate spending will continue, particularly in personal computers. While competition and promotions may limit the Company's ability to increase margins, the Company believes that increased contributions from appliances and extended service plans, both of which carry profit margins higher than the Company average, provide an opportunity to increase overall margins in fiscal 1997. Management also believes that its market share position will allow the Company to improve its product acquisition cost.

Selling, general and administrative expenses in fiscal 1996 were 11.3% of sales, compared to 11.2% and 12.6% in 1995 and 1994, respectively. The improvement in this ratio experienced in the prior several years was the result of a high rate of sales increase and increasing leverage on the Company's fixed cost of operations. As the rate of growth, in terms of comparable store sales growth and number of stores relative to the prior year, slowed in fiscal 1996, SG&A expenses as a percentage of sales have leveled off. Additionally, the size of the stores and related higher cost of operations in the markets entered in the past two years have limited the Company's ability to significantly improve its SG&A ratio. Higher advertising costs due to the promotional environment also contributed to increased SG&A expenses. With comparable store sales growth slowing and higher operating costs in new markets, management expects that the Company's SG&A ratio in the coming year will be higher.

Interest expense in fiscal 1996 increased over fiscal 1995 and fiscal 1994 as a result of financing used to expand the business over the past two years. Fiscal 1996 included a full year of interest related to the $230 million of convertible preferred securities issued in November 1994. Interest on bank borrowings also increased due to higher borrowings used to support store development and higher inventory levels. Interest expense in fiscal 1995 increased due to a full year of interest on the $150 million of senior subordinated notes issued in October 1993.

The Company's effective tax rate of 39.2% in fiscal 1996 increased from 38.7% in fiscal 1995, principally as a result of the expiration of the jobs tax credit in December 1994. The effective tax rate in fiscal 1995 benefited from this tax credit due to the number of people hired during that year. Changes in the states in which the Company does business and the level of income taxed in those states has impacted and will continue to impact the Company's overall effective income tax rate. The Company adopted the provisions of FAS 109 "Accounting for Income Taxes," effective as of the beginning of fiscal 1994, resulting in a charge to earnings of $425,000 or $.01 per share. At March 2, 1996, the Company had net deferred tax assets of $27.4 million which are expected to be recovered through future taxable income.


LIQUIDITY AND CAPITAL RESOURCES
The Company has funded the retail growth and the increase in distribution capacity in the last two years through a combination of long-term financing, working capital and cash flow from operations. In fiscal 1995, the Company issued $230 million of 6 1/2% monthly income convertible preferred securities which mature in November 2024. The Company also entered into a master lease facility which has provided over $125 million in financing for retail store and distribution center development in fiscal 1995 and 1996. The funds from these two long-term financings and the increase in the Company's credit facility to $550 million in fiscal 1996, have supported the Company's growth. The proceeds from the $150 million note offering in October 1993 were also used to support much of the Company's expansion and growth in fiscal 1995. In fiscal 1994, the $86 million in proceeds from a Common Stock offering and the proceeds of the 1993 note offering were used to provide the financing necessary for business expansion that year. Cash flow from operations, before changes in working capital, improved to over $100 million in fiscal 1996, an increase from the $97 million in fiscal 1995 and $65 million in fiscal 1994.

Over the past two fiscal years, the Company has developed 50 new and relocated stores in order to secure the desired store locations and assure timely completion of the stores. The Company also built two of the brown goods distribution

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


centers opened in the last two years, including the Company's newest 780,000 square foot distribution center in Findlay, Ohio, opened in September 1995. Interim financing for these properties was provided either through working capital or the Company's master lease agreement. The Company's practice is to lease rather than own real estate, and for those sites developed using working capital, it is the Company's intention to enter into sale/leaseback transactions and recover the cost of development. The costs of this development are classified in the balance sheet as recoverable costs from developed properties. Proceeds from the sale of properties were nearly $90 million in fiscal 1996 and $43 million in fiscal 1995. In fiscal 1994, the Company sold 17 store locations for an aggregate of $44 million in a single sale/leaseback transaction. At fiscal 1996 year end, the Company had approximately $125 million in recoverable costs related to developed properties. A difficult credit market for retail real estate has delayed the sale of certain of these properties, the majority of which were opened late in fiscal 1996. These properties are expected to be sold and leased back during fiscal 1997.

Current assets increased to $1.6 billion at March 2, 1996 compared to $1.2 billion at February 25, 1995, primarily as a result of the increased inventory levels necessary to support the larger stores and higher sales volumes. The 47 new stores added approximately $160 million in inventory. Inventory turns were
4.8 times in fiscal 1996, comparable to the prior year. Increases in trade payables and secured inventory financing arrangements at year end supported most of the increase in inventory. Higher business volumes in February 1996 as compared to February 1995 resulted in higher year-end receivables. The Company sells the receivables from sales on the Company's private label credit card, without recourse, to an unrelated third party. An increase in recoverable costs from developed properties also contributed to the increase in current assets.

The Company's revolving credit facility provides for borrowings of $250 million throughout the year and an increase to $550 million on a seasonal basis from July through December. Borrowings under the facility are unsecured and are limited to certain percentages of inventories. The underlying agreement requires that the maximum balance outstanding be reduced to $50 million for a period of 45 days, following the holiday season. This facility expires in June 1998. The Company also has $185 million available, increasing to $310 million on a seasonal basis, under an inventory financing facility provided by a commercial credit corporation.

The Company's expansion plans for fiscal 1997 reflect management's expectations for a slowing economy and the Company's desire to fund growth with internally generated funds. The Company plans to open approximately 20 to 25 new stores, including entry into the new major markets of Philadelphia, Pennsylvania in May and Tampa, Florida in the third quarter. The remainder of the new stores opened will be in existing markets. The Company also intends to remodel or relocate ten stores to larger facilities during fiscal 1997. Only six of the new and relocated stores are expected to be developed by the Company. Management believes the Company's existing distribution facilities are adequate to support the planned expansion and operations in fiscal 1997.

Each new store requires approximately $3.0 to $4.0 million in working capital for merchandise inventory (net of vendor financing), fixtures and leasehold improvements. Management expects that there will be adequate funds available, including funds generated from the sale of developed property owned at the end of fiscal 1996, to finance the $80 million in planned capital expenditures in addition to the anticipated property development in fiscal 1997.

Management believes that funds available from the Company's revolving credit facility, inventory financing programs and expected vendor terms, along with cash on hand and anticipated cash flow from operations, will be sufficient to support planned store expansion and the increased assortment in the appliance category in the coming year.

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

QUARTERLY RESULTS AND SEASONALITY

Similar to most retailers, the Company's business is seasonal. Revenues and earnings are lower during the first half of each fiscal year and are greater during the second half, which includes the year-end holiday selling season. The timing of new store openings and general economic conditions may affect future quarterly results of the Company.

The following table sets forth the Company's unaudited quarterly operating results for each quarter of fiscal 1996 and 1995. Results for the quarter ended March 2, 1996 include the benefit from the Company's change to a third party to insure its extended service plans. ($ in thousands, except per share amounts)

FISCAL 1996
                             MAY 27      AUGUST 26        NOV. 25       MARCH 2
                               1995           1995           1995          1996
- -------------------------------------------------------------------------------
Revenues                 $1,274,696     $1,437,911     $1,929,277    $2,575,564
Gross profit                182,288        196,621        242,883       314,779
Operating income             16,363         19,203         42,588        44,429
Net earnings                  4,672          5,714         17,802        19,831
Net earnings per share          .11            .13            .41           .46


FISCAL 1995
                             May 28      August 27        Nov. 26   February 25
                               1994           1994           1994          1995
- -------------------------------------------------------------------------------

Revenues                   $849,403       $933,172     $1,349,871    $1,947,111
Gross profit                118,952        132,184        183,709       255,548
Operating income             11,686         17,659         38,013        54,569
Net earnings                  4,241          7,600         17,702        28,108
Net earnings per share          .10           .18             .41           .63


COMMON STOCK PRICES

QUARTER                         1ST            2ND            3RD           4TH
FISCAL 1996
    High                    $27 3/8        $29            $29 5/8       $22 3/8
    Low                      20 1/4         22 3/4         20 3/4        12 3/4

Fiscal 1995
    High                    $37 1/2        $36 5/8        $45           $45 1/4
    Low                      25 3/4         22 1/8         34 1/2        23 1/8

Best Buy's Common Stock is traded on the New York Stock Exchange, symbol BBY. As of March 31, 1996, there were 2,713 holders of record of Best Buy Common Stock. The Company has not paid cash dividends on its Common Stock and does not presently intend to pay any dividends on its Common Stock for the foreseeable future.


SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements to encourage companies to provide prospective information about their companies. With the exception of historical information, the matters discussed in the Annual Report are forward-looking statements that involve risks and uncertainties. Reference is made to the Company's Current Report on Form 8-K wherein the Company has identified important factors that could cause actual results to differ materially from those contemplated by the statements made herein.

CONSOLIDATED BALANCE SHEETS
($ in thousands, except per share amounts)



ASSETS
                                                  MARCH 2       February 25
                                                     1996              1995
- ---------------------------------------------------------------------------
CURRENT ASSETS
  Cash and cash equivalents                   $    86,445       $   144,700

  Receivables                                     121,438            84,440
  Recoverable costs from
    developed properties                          126,237            86,222

  Merchandise inventories                       1,201,142           907,677

  Deferred income taxes                            20,165            15,022
  Prepaid expenses                                  5,116             2,606
                                              -----------------------------
      Total current assets                      1,560,543         1,240,667


PROPERTY AND EQUIPMENT
  Land and buildings                               16,423            13,524

  Leasehold improvements                          131,289            93,889

  Furniture, fixtures and equipment               266,582           191,084

  Property under capital leases                    29,421            27,096
                                              -----------------------------
                                                  443,715           325,593
  Less accumulated depreciation
    and amortization                              132,676            88,116
                                              -----------------------------
      Net property and equipment                  311,039           237,477

OTHER ASSETS
  Deferred income taxes                             7,204             9,223

  Other assets                                     12,046            19,758
                                              -----------------------------

      Total other assets                           19,250            28,981
                                              -----------------------------

      TOTAL ASSETS                            $ 1,890,832       $ 1,507,125
                                              -----------------------------
                                              -----------------------------


LIABILITIES AND SHAREHOLDERS' EQUITY
                                                  MARCH 2       February 25
                                                     1996              1995
- ---------------------------------------------------------------------------
CURRENT LIABILITIES
  Accounts payable                            $   673,852       $   395,337
  Obligations under
    financing arrangements                         93,951            81,755
  Accrued salaries and
    related expenses                               26,890            23,785
  Accrued liabilities                             125,582            77,102
  Deferred service plan revenue
    and warranty reserve                           30,845            24,942
  Accrued income taxes                                               14,979
  Current portion of long-term debt                23,568            13,718
                                              -----------------------------
  Total current liabilities                       974,688           631,618

Deferred Service Plan Revenue
  and Warranty Reserve, Long-Term                  48,243            42,138

Long-Term Debt                                    206,287           227,247
Convertible Preferred
  Securities of Subsidiary                        230,000           230,000

Shareholders' Equity
  Preferred stock, $1.00 par value:
    Authorized - 400,000 shares;
    Issued and outstanding - none
  Common stock, $.10 par value:
    Authorized - 120,000,000 shares;
    Issued and outstanding 42,842,000
    and 42,216,000 shares, respectively             4,284             4,221

  Additional paid-in capital                      236,392           228,982
  Retained earnings                               190,938           142,919
                                              -----------------------------

  Total shareholders' equity                      431,614           376,122
                                              -----------------------------
  Total Liabilities and
    Shareholders' Equity                      $ 1,890,832       $ 1,507,125
                                              -----------------------------
                                              -----------------------------

See notes to consolidated financial statements.



CONSOLIDATED STATEMENTS OF EARNINGS
($ in thousands, except per share amounts)


FOR THE FISCAL YEARS ENDED                                                           MARCH 2        February 25        February 26
                                                                                        1996               1995               1994
- ------------------------------------------------------------------------------------------------------------------------------------
Revenues                                                                         $ 7,217,448        $ 5,079,557        $ 3,006,534
Cost of goods sold                                                                 6,280,877          4,389,164          2,549,609
                                                                            --------------------------------------------------------
Gross profit                                                                         936,571            690,393            456,925
Selling, general and administrative expenses                                         813,988            568,466            379,747
                                                                            --------------------------------------------------------

Operating income                                                                     122,583            121,927             77,178
Interest expense, net                                                                 43,594             27,876              8,800
                                                                            --------------------------------------------------------
Earnings before income taxes and cumulative
   effect of change in accounting principle                                           78,989             94,051             68,378
Income taxes                                                                          30,970             36,400             26,668
                                                                            --------------------------------------------------------
Earnings before cumulative effect of change
   in accounting principle                                                            48,019             57,651             41,710
Cumulative effect of change in accounting for income taxes                                                                    (425)
                                                                            --------------------------------------------------------

   NET EARNINGS                                                                  $    48,019        $    57,651        $    41,285
                                                                            --------------------------------------------------------
                                                                            --------------------------------------------------------

EARNINGS PER SHARE
Earnings before cumulative effect of change in accounting principle              $      1.10        $      1.33        $      1.01

   Cumulative effect of change in accounting for income taxes                                                                 (.01)
                                                                            --------------------------------------------------------

   NET EARNINGS PER SHARE                                                        $      1.10        $      1.33        $      1.00
                                                                            --------------------------------------------------------
                                                                            --------------------------------------------------------

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING (000)                                      43,640             43,471             41,336
                                                                            --------------------------------------------------------
                                                                            --------------------------------------------------------

See notes to consolidated financial statements.


CONSOLIDATED STATEMENTS OF CASH FLOWS
($ in thousands)

FOR THE FISCAL YEARS ENDED                                                           MARCH 2       February 25         February 26
                                                                                        1996               1995               1994
- ------------------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
   Net earnings                                                                  $    48,019        $    57,651        $    41,285
   Charges to earnings not affecting cash:
      Depreciation and amortization                                                   54,862             38,570             22,412
      Loss on disposal of property and equipment                                       1,267                760                719
      Cumulative effect of change in accounting for income taxes                                                               425
                                                                            --------------------------------------------------------
                                                                                     104,148             96,981             64,841
   Changes in operating assets and liabilities:
      Receivables                                                                    (36,998)           (31,496)           (14,976)
      Merchandise inventories                                                       (293,465)          (269,727)          (387,959)
      Deferred income taxes and prepaid expenses                                      (5,634)            (5,929)            (5,234)
      Accounts payable                                                               278,515            106,920            175,722
      Other current liabilities                                                       40,946             46,117             33,014
      Deferred service plan revenue and warranty reserve                              12,008             19,723              8,393
                                                                            --------------------------------------------------------
         Total cash provided by/(used in) operating activities                        99,520            (37,411)          (126,199)
                                                                            --------------------------------------------------------

INVESTING ACTIVITIES
   Additions to property and equipment                                              (126,201)          (118,118)          (101,412)
   Recoverable costs from developed properties                                       (40,015)           (86,222)
   Decrease (increase) in other assets                                                 7,712            (11,676)            (6,592)
   Proceeds from sale/leasebacks                                                                         24,060             44,506
                                                                            --------------------------------------------------------
      Total cash used in investing activities                                       (158,504)          (191,956)           (63,498)
                                                                            --------------------------------------------------------

FINANCING ACTIVITIES
   Long-term debt payments                                                           (14,600)           (10,199)            (6,977)
   Increase in obligations under financing arrangements                               12,196             70,599              6,285
   Common stock issued                                                                 3,133              2,366             86,513
   Proceeds from issuance of convertible preferred securities                                           230,000
   Long-term debt borrowings                                                                             21,429            160,310
   Payments on revolving credit line, net                                                                                   (3,700)
                                                                            --------------------------------------------------------
      Total cash provided by financing activities                                        729            314,195            242,431
                                                                            --------------------------------------------------------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                     (58,255)            84,828             52,734

CASH & CASH EQUIVALENTS AT BEGINNING OF PERIOD                                       144,700             59,872              7,138
                                                                            --------------------------------------------------------

CASH & CASH EQUIVALENTS AT END OF PERIOD                                          $   86,445        $   144,700         $   59,872
                                                                            --------------------------------------------------------
                                                                            --------------------------------------------------------

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
($ in thousands)


                                                      ADDITIONAL
                                           COMMON        PAID-IN       RETAINED
                                            STOCK        CAPITAL       EARNINGS
- --------------------------------------------------------------------------------
BALANCES AT
FEBRUARY 27, 1993                        $  1,149     $  137,151      $  43,983
Sale of common stock                          234         85,294
Stock options exercised                        10            977
Tax benefit from
   stock options exercised                                 1,363
Effect of 3-for-2 stock split                 694           (696)
Net earnings                                                             41,285
                                     ------------------------------------------

BALANCES AT
FEBRUARY 26, 1994                           2,087        224,089         85,268
Stock options exercised                        45          2,321
Tax benefit from
   stock options exercised                                 4,661
Effect of 2-for-1 stock split               2,089         (2,089)
Net earnings                                                             57,651
                                     ------------------------------------------

BALANCES AT
FEBRUARY 25, 1995                           4,221        228,982        142,919
Stock options exercised                        63          3,070
Tax benefit from
   stock options exercised                                 4,340
Net earnings                                                             48,019
                                     ------------------------------------------

BALANCES AT
MARCH 2, 1996                            $  4,284     $  236,392     $  190,938
                                     ------------------------------------------
                                     ------------------------------------------

See notes to consolidated financial statements.


INDEPENDENT AUDITOR'S REPORT



Shareholders and Board of Directors
Best Buy Co., Inc.

We have audited the accompanying consolidated balance sheets of Best Buy Co., Inc. as of March 2, 1996, and February 25, 1995, and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of Best Buy Co., Inc. for the year ended February 26, 1994, were audited by other auditors whose report dated April 13, 1994, expressed an unqualified opinion on those statements, and included an explanatory paragraph that described the accounting change discussed in Note 8 to the consolidated financial statements.

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

In our opinion, the 1996 and 1995 financial statements present fairly, in all material respects, the consolidated financial position of Best Buy Co., Inc. at March 2, 1996, and February 25, 1995, and the consolidated results of its operations and its cash flows for each of the years then ended, in conformity with generally accepted accounting principles.

As discussed in Note 8 to the consolidated financial statements, the Company changed its method of accounting for income taxes during the year ended February 26, 1994.



                                                  /s/ Ernst & Young LLP
Minneapolis, Minnesota
April 15, 1996

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ in thousands, except per share amounts)


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS:
The Company sells personal computers and other home office products, consumer electronics, entertainment software, major appliances and related accessories through its retail stores.

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

PROPERTY AND EQUIPMENT:
Property and equipment are recorded at cost. Depreciation, including amortization of property under capital leases, is computed on the straight-line method over the estimated useful lives of the assets or, in the case of leasehold improvements, over the shorter of the estimated useful lives or lease terms.

The Company has adopted SFAS 121 "Accounting for the Impairment of Long-Lived Assets," which requires losses on impairment of long-lived assets used in operations to be recorded when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amounts. The adoption had no impact on the financial statements.

PRE-OPENING COSTS:
Costs incurred in connection with the opening of new stores are expensed in the year the store is opened. Pre-opening costs were $10,738, $13,971 and $7,335 in fiscal 1996, 1995 and 1994, respectively.

DEFERRED SERVICE PLAN REVENUE AND WARRANTY RESERVE:
Beginning in the fourth quarter of fiscal 1996, the Company began selling extended service plans on behalf of an unrelated third-party. The Company recognizes commission revenue on the sale of the plans at the time of sale. Revenue from the sale of the plans sold prior to November 26, 1995, net of direct selling expenses, is recognized straight-line over the life of the plan. Costs related to servicing the plans are expensed as incurred. Estimated costs of promotional contracts, included with products at no cost to the consumer, are accrued as warranty reserve at the time of product sale.

EARNINGS PER SHARE:
Earnings per share is computed based on the weighted average number of common shares outstanding during each period, adjusted for 1,020,000, 1,458,000 and 1,300,000 incremental shares assumed issued on the exercise of stock options in fiscal 1996, 1995 and 1994, respectively. All common share and per share information has been adjusted for the three-for-two stock split in September 1993 and the two-for-one stock split in April 1994. Fully diluted earnings per share assumes that the convertible preferred securities were converted into common stock and the interest expense thereon, net of related taxes, is added back to net income. References to earnings per share relate to fully diluted earnings per share.

STOCK OPTIONS:
In October 1995, SFAS 123 "Accounting for Stock-Based Compensation" was issued, which is effective for fiscal years beginning after December 15, 1995.
The new standard encourages companies to adopt a fair value based method of accounting for employee stock options, but allows companies to continue to account for those plans using the accounting prescribed by APB Opinion 25, "Accounting for Stock Issued to Employees." The Company will adopt the disclosure requirements of the standard in fiscal 1997 and plans to continue accounting for stock compensation using APB 25, making pro forma disclosures of net income and earnings per share as if the fair value based method had been applied.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ in thousands, except per share amounts)


USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the balance sheet and statement of earnings, as well as the disclosure of contingent liabilities. Actual results could differ from these estimates.

FISCAL YEAR:
The Company's fiscal year ends on the Saturday nearest the end of February. Fiscal 1996 contained 53 weeks, and fiscal 1995 and 1994 contained 52 weeks.

RECLASSIFICATIONS:
Certain prior year amounts have been reclassified to conform to current year presentation.

2. OBLIGATIONS UNDER FINANCING ARRANGEMENTS

The Company has a $185,000 inventory financing credit line, which increases to $310,000 on a seasonal basis. Borrowings are collateralized by a security interest in certain merchandise inventories approximating the outstanding borrowings. The line has provisions that give the financing source a portion of the cash discounts provided by the manufacturers.

3. BORROWINGS

                                                MARCH 2         February 25
                                                   1996                1995
- ----------------------------------------------------------------------------
Senior subordinated notes                   $   150,000         $   150,000
Subordinated notes                               21,904              21,904
Equipment financing loans                        29,982              39,622
Obligations under capital leases                 19,269              20,739
Contract for deed                                 8,700               8,700
                                        ------------------------------------
                                                229,855             240,965
Current portion of long-term debt                23,568              13,718
                                        ------------------------------------
                                            $   206,287         $   227,247
                                        ------------------------------------
                                        ------------------------------------

CREDIT AGREEMENT:
The Company has a credit agreement (the "Agreement") that contains a revolving credit facility under which the Company can borrow up to $550,000.

The Agreement provides that up to $250,000 of the facility is available at all times, and an additional $300,000 is available from July 1 to December 31.
The Agreement expires in June 1998.

Borrowings under the facility are unsecured. Interest on borrowings is at rates specified in the Agreement, as elected by the Company. The Company also pays certain commitment and agent fees.

The Agreement contains covenants that require maintenance of certain financial ratios and place limits on owned real estate and capital expenditures. The Agreement also provides that once a year, the Company must repay any amounts outstanding, and for a period of not less than 45 days thereafter, the aggregate principal amount outstanding is limited to $50,000. There were no balances outstanding under the facility at March 2, 1996 or February 25, 1995. The weighted average interest rate under the Company's current and prior credit agreements was 7.11%, 6.21% and 4.44% for the fiscal years ended 1996, 1995 and 1994, respectively.

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

The notes are unsecured and subordinate to the prior payment of all senior debt, which approximates $198,000 at March 2, 1996. The indenture also contains provisions, which limit the amount of additional borrowings the Company may incur and limit the Company's ability to pay dividends and make other restricted payments.

SUBORDINATED NOTES:
The Company has an $18,000 unsecured, subordinated note outstanding which bears interest at 9.95% and matures on July 30, 1999. In addition, the Company has $3,904 of unsecured, subordinated notes due June 15, 1997 which bear interest at 9.00%.

EQUIPMENT FINANCING LOANS:
The equipment financing loans require monthly or quarterly payments and

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ in thousands, except per share amounts)


have maturity dates between June 1996 and December 1999. Interest rates on these loans range from 5.15% to 11.5%. Furniture and fixtures with a book value of $25,168 are pledged against these loans.

OBLIGATIONS UNDER CAPITAL LEASES:
The present value of future minimum lease payments relating to certain equipment and a distribution center has been capitalized. The capitalized cost is $29,421 and $27,096 at March 2, 1996 and February 25, 1995, respectively. The net book value of assets under capital leases was $18,446 and $20,176 at March 2, 1996 and February 25, 1995, respectively.

CONTRACT FOR DEED:
The Company purchased its corporate office building on a contract for deed. The contract for deed calls for semiannual interest payments of $430 with payment of the contract balance due on June 12, 1996.

FUTURE MATURITIES OF DEBT:
FISCAL YEAR                            CAPITAL LEASES          OTHER DEBT
- -------------------------------------------------------------------------
1997                                        $   5,792           $  18,501
1998                                            4,616              13,154
1999                                            1,959               6,459
2000                                              514              22,472
2001                                            7,559             150,000
                                        ---------------------------------
                                               20,440           $ 210,586
Less amount representing interest               1,171       -------------
                                        -----------------   -------------
Minimum lease payments                      $  19,269
                                        -----------------
                                        -----------------


During fiscal 1996, 1995 and 1994 interest paid (net of amounts capitalized) totaled $44,808, $25,708 and $5,360, respectively. Assets acquired under capital leases were $3,490, $10,025 and $3,807 in fiscal 1996, 1995 and 1994, respectively. The fair value of the Company's senior subordinated notes was $149,250 at March 2, 1996 based on quoted market prices. The fair value of all other financial instruments, including those with quoted market prices, approximates carrying value.

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

STOCK OPTIONS:
The Company sponsors two non-qualified stock option plans for employees and one non-qualified plan for directors. These plans provide for the issuance of up to 9,650,000 shares. Options may be granted only to employees or directors at option prices not less than the fair market value of the Company's Common Stock on the date of the grant. At March 2, 1996, options to purchase 4,244,000 shares are outstanding under these plans. In addition, at March 2, 1996, an option to purchase 26,000 shares is outstanding to an officer, not pursuant to a plan.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ in thousands, except per share amounts)


Option activity for the last three years is as follows:

                                                               OPTION PRICE
                                            SHARES                PER SHARE
- -----------------------------------------------------------------------------
OUTSTANDING FEBRUARY 27, 1993           2,121,000           $  2.21 - 10.31
     Granted                            1,391,000             11.23 - 13.58
     Exercised                           (240,000)             2.21 - 10.31
     Cancelled                           (102,000)             2.21 - 12.00
                                      ------------
OUTSTANDING FEBRUARY 26, 1994           3,170,000              2.21 - 13.58
     Granted                            1,316,000             27.68 - 38.19
     Exercised                           (472,000)             2.21 - 12.00
     Cancelled                           (244,000)             2.21 - 32.40
                                      ------------
OUTSTANDING FEBRUARY 25, 1995           3,770,000              2.50 - 38.19
     Granted                            1,472,000             15.81 - 27.12
     Exercised                           (625,000)             2.50 - 12.46
     Cancelled                           (347,000)             6.29 - 38.19
                                      ------------
OUTSTANDING MARCH 2, 1996               4,270,000              3.50 - 38.19
                                      ------------
                                      ------------
EXERCISABLE MARCH 2, 1996               2,326,126           $  3.50 - 38.19
                                      ------------
                                      ------------

6. OPERATING LEASE COMMITMENTS & RELATED PARTY TRANSACTIONS

The Company conducts the majority of its retail and distribution operations from leased locations. Transaction costs associated with the sale and leaseback of properties and any gain or loss are recognized over the term of the lease agreement. Proceeds from the sale/leaseback of stores owned at February 26, 1994 are shown as such in the accompanying fiscal 1995 statement of cash flows. Proceeds from the sale/leaseback of properties developed in fiscal 1996 and 1995 are included in the net change in recoverable costs from developed properties. The Company also leases various equipment under operating leases and, prior to January 1994, its corporate headquarters was located in a leased facility. In addition, the Company leases 18 stores and a distribution center, along with the related fixtures and equipment under a master lease agreement. The initial terms of the leases under this agreement range from one to five years, and rent is variable based on interest rate options as selected by the Company. The leases require payment of real estate taxes, insurance and common area maintenance. Most of the leases contain renewal options and escalation clauses, and several require contingent rents based on specified percentages of sales. Certain leases also contain covenants related to maintenance of financial ratios.

Future minimum lease obligations by year (not including percentage rentals) for all operating leases at March 2, 1996, are as follows:

FISCAL YEAR
- ---------------------------------------------------
1997                                      $114,700
1998                                       112,921
1999                                       108,465
2000                                       107,389
2001                                       105,139
Later years                                929,202

The composition of the total rental expenses for all operating leases during the last three fiscal years, including leases of buildings and equipment, is as follows:

                               1996           1995           1994
- ------------------------------------------------------------------
Minimum rentals            $105,349        $64,716        $37,673
Percentage rentals              537            795            439
                      --------------------------------------------
                           $105,886        $65,511        $38,112
                      --------------------------------------------
                      --------------------------------------------

Four stores are currently leased from the Company's CEO and principal shareholder, his spouse, or partnerships in which he is a partner. Rent expense under these leases during the last three fiscal years and one store, for which the lease expired in January, 1996, was as follows:

                               1996           1995           1994
- ------------------------------------------------------------------
Minimum rentals              $1,122         $1,120         $1,049
Percentage rentals              388            470            423
                      --------------------------------------------
                             $1,510         $1,590         $1,472
                      --------------------------------------------
                      --------------------------------------------

7. RETIREMENT SAVINGS PLAN

The Company has a retirement savings plan for employees meeting certain age and service requirements. The plan provides for a Company matching contribution which is subject to annual approval. This matching contribution was $1,701, $1,376 and $906 during fiscal 1996, 1995 and 1994, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ in thousands, except per share amounts)


8. INCOME TAXES

In fiscal 1994, the Company adopted FASB Statement No. 109 "Accounting for Income Taxes" (FAS 109) and changed its method of accounting for income taxes from the deferred method to the liability method required by FAS 109. The cumulative effect of the change as of February 28, 1993 was a charge to earnings of $425.

Following is a reconciliation of the provision for income taxes to the Federal statutory rate:

                                   1996           1995           1994
- -----------------------------------------------------------------------
Federal income tax at
  the statutory rate            $27,646        $32,918        $23,932
State income taxes,
  net of federal benefit          3,717          4,759          3,320
Jobs tax credit                    (574)        (1,402)          (293)
Tax exempt investment income        (38)           (70)          (341)
Other                               219            195            359
Effect of tax rate change
  on deferred taxes                                              (309)
                              ----------------------------------------
 Provision for income taxes     $30,970        $36,400        $26,668
                              ----------------------------------------
                              ----------------------------------------
Effective tax rate                 39.2%          38.7%          39.0%
                              ----------------------------------------
                              ----------------------------------------


The provision for income taxes consists of the following:

                                   1996           1995           1994
- ----------------------------------------------------------------------
Current:  Federal               $27,401        $32,435        $25,909
          State                   6,693          8,044          5,882
                            ------------------------------------------
                                 34,094         40,479         31,791
                            ------------------------------------------

Deferred: Federal                (2,904)        (3,495)        (4,620)
          State                    (220)          (584)          (503)
                            ------------------------------------------
                                 (3,124)        (4,079)        (5,123)
                            ------------------------------------------
Provision for income taxes      $30,970        $36,400        $26,668
                            ------------------------------------------
                            ------------------------------------------

Deferred taxes are the result of differences between the basis of assets and liabilities for financial reporting and income tax purposes. Significant deferred tax assets and liabilities consist of the following:

                                                          MARCH 2     February
                                                             1996         1995
- ------------------------------------------------------------------------------
Deferred service plan revenue and warranty reserve        $30,954      $26,396
Inventory                                                   4,108        2,332
Accrued expenses                                            3,885          919
Compensation and benefits                                   2,751        2,218
Other-net                                                     505          370
                                                     --------------------------
     Total deferred tax assets                             42,203       32,235
                                                     --------------------------
Property and equipment                                     13,695        7,287
Other-net                                                   1,139          703
                                                     --------------------------
     Total deferred tax liabilities                        14,834        7,990
                                                     --------------------------
Net deferred tax assets                                   $27,369      $24,245
                                                     --------------------------
                                                     --------------------------


The Company believes that the interest on the subordinated note referred to in
Note 4 is deductible and that Best Buy Capital will be treated as a partnership for income tax purposes. Income taxes paid were $45,888, $32,899 and $25,442 in fiscal 1996, 1995 and 1994, respectively.

9. LEGAL PROCEEDINGS

The Company is involved in various legal proceedings arising during the normal course of conducting business. Management believes that the resolution of these proceedings will not have any material adverse impact on the Company's financial statements.