Form 10-K, Exhibit 13
period 1997-03-31
BEST BUY CO INC
filed 1997-05-28
CIK 764478


SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA   ($ in thousands, except per share amounts)



FISCAL PERIOD(1)                                         1997            1996           1995         1994(2)          1993
----------------------------------------------------------------------------------------------------------------------------

STATEMENT OF EARNINGS DATA
 Revenues                                        $  7,770,683   $  7,217,448   $  5,079,557   $  3,006,534   $  1,619,978
 Gross profit                                       1,058,881        936,571        690,393        456,925        284,034
 Selling, general and
    administrative expenses                         1,005,675        813,988        568,466        379,747        248,126
 Operating income                                      53,206        122,583        121,927         77,178         35,908
 Earnings before cumulative
    effect of accounting change                         1,748         48,019         57,651         41,710         19,855
 Net earnings                                           1,748         48,019         57,651         41,285         19,855


PER SHARE DATA
 Earnings before cumulative
    effect of accounting change                  $        .04   $       1.10   $       1.33   $       1.01   $        .57
 Net earnings                                             .04           1.10           1.33           1.00            .57
 Common stock price: High                              26 1/4         29 5/8         45 1/4       31  7/16       15 23/32
                     Low                                7 7/8         12 3/4         22 1/8       10 27/32        4 23/32
  Weighted average
    shares outstanding (000s)                          43,582         43,640         43,471         41,336         34,776

OPERATING AND OTHER DATA
  Comparable store sales change(3)                        (5%)            6%            20%            27%            19%
  Number of stores (end of period)                        272            251            204            151            111
  Average revenues per store(4)                  $     29,300   $     31,100   $     28,400   $     22,600   $     17,600
  Gross profit percentage                               13.6%          13.0%          13.6%          15.2%          17.5%
  Selling, general and administrative
    expense percentage                                  12.9%          11.3%          11.2%          12.6%          15.3%
  Operating income percentage                             .7%           1.7%           2.4%           2.6%           2.2%
  Inventory turns(5)                                     4.6x           4.8x           4.7x           5.0x           4.8x

BALANCE SHEET DATA (at period end)
  Working capital                                $    567,456   $    586,841   $    609,049   $    362,582   $    118,921
  Total assets                                      1,734,307      1,890,832      1,507,125        952,494        439,142
  Long-term debt, including current portion           238,016        229,855        240,965        219,710         53,870
  Convertible preferred securities                    230,000        230,000        230,000
Shareholders' equity                                  438,315        431,614        376,122        311,444        182,283
--------------------------------------------------------------------------------------------------------------------------

This table should be read in conjunction with the Management's Discussion and Analysis of Results of Operations and Financial Condition and the Consolidated Financial Statements and Notes thereto.

(1) Fiscal 1996 contained 53 weeks. All other periods presented contained 52 weeks.

(2) During fiscal 1994, the Company adopted FAS 109, resulting in a cumulative effect adjustment of ($425) or ($.01) per share.

(3) Comparable stores are stores open at least 14 full months.

(4) Average revenues per store are based upon total revenues for the period divided by the weighted average number of stores open during such period.

(5) Inventory turns are calculated based upon a rolling
12-month average of inventory balances.


Best Buy Co., Inc.                        9

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION



RESULTS OF OPERATIONS

In fiscal 1997, Best Buy made progress on initiatives to build a base it expects will provide future profitability. Unfortunately, a difficult environment in the retail consumer electronics and personal computer segments significantly impacted the Company's financial performance for the year, overshadowing the benefit of gross margin improvement. A lack of new products and technology with widespread consumer appeal in the consumer electronics industry, combined with a sharp decline in personal computer selling prices during the peak holiday season, applied pressure on revenues and profit margins. The resulting slower rate of total sales growth, due to a 5% comparable store sales decline in fiscal 1997, also caused an increase in the Company's operating expense ratio, further impacting profits. Earnings for the fiscal year were $1.7 million, compared to $48.0 million in fiscal 1996 and $57.7 million in fiscal 1995. Earnings per share were $.04, $1.10 and $1.33, in fiscal 1997, 1996 and 1995, respectively.

REVENUES

The following table presents selected revenue data for each of the last three fiscal years ($ in thousands).


                                            1997                1996                1995
-----------------------------------------------------------------------------------------

Revenues                          $    7,770,683      $    7,217,448      $    5,079,557
Percentage increase in revenues               8%                 42%                 69%
Comparable store sales change                (5%)                 6%                 20%
Average revenues per store        $       29,300      $       31,100      $       28,400


Sales of $7.771 billion for fiscal 1997 were 8% above last year's $7.217 billion, principally due to the addition of 21 new stores during the year, as well as a full year of operations at the 47 stores opened in fiscal 1996. Although total sales increased, comparable store sales declined 5% for the year due to significant reductions in the average selling price of personal computers, particularly during the seasonally higher volume second half of the year, and continued weakness in the consumer electronics and recorded music industries. In fiscal 1997, the Company slowed its rate of expansion, opening fewer than half the number of stores than each of the previous two years. Slower industry growth and competition applied pressure on profitability, reducing the Company's ability to continue the recent pace of store openings. New store openings in fiscal 1997 included the new markets of Philadelphia, Pennsylvania; Tampa, Florida; Fresno and Santa Rosa, California; Memphis, Tennessee; and Tucson, Arizona. The Company also remodeled or relocated 10 stores to larger facilities. Sales in fiscal 1996 were 42% above fiscal 1995 sales of $5.080 billion and comparable store sales increased 6%. The increase in sales in fiscal 1996 was mainly due to the opening of 47 new stores and a full year of operations at the 53 new stores opened in fiscal 1995. The combined 100 stores opened in fiscal 1996 and 1995 greatly expanded the Company's presence nationwide, with the entrance into the markets of Cincinnati and Cleveland, Ohio; Miami, Florida; Los Angeles, California; Baltimore, Maryland; Washington, D.C.; and the Carolinas.

The following table sets forth the Company's retail store sales mix by major product category for each of the past three fiscal years.

                                      1997      1996      1995
---------------------------------------------------------------
Home Office                            39%       41%       37%
Consumer Electronics - Video           17%       18%       20%
Consumer Electronics - Audio           12%       13%       14%
Entertainment Software*                18%       17%       18%
Appliances                              9%        7%        8%
Other                                   5%        4%        3%
---------------------------------------------------------------
Total                                 100%      100%      100%

*Fiscal 1996 and 1995 restated to include video game products, previously included in Other.

A general absence in recent years of widely accepted new products in the consumer electronics category and a continued increase in the channels of distribution led to a continued softening of sales in this category in fiscal 1997. Comparable store sales in this category declined for the second consecutive year as price declines and soft demand impacted year over year sales. Digital Satellite Systems (DSS) provided some renewed interest in the video category in fiscal 1997, although its impact was not sufficient to mitigate weakness in more traditional video products. Digital Versatile Disc
(DVD) is being introduced in the first quarter of fiscal 1998. This technology is the most significant advance in this category in the past several years, and along with other new technology in development such as digital, High Definition Television (HDTV), represents opportunity to generate new interest in this category in the years ahead. However, the higher introductory price points for DVD and a limited number of software titles are likely to lead to only a modest contribution to total sales in fiscal 1998.

Pressure on selling prices due to model transition in personal computers resulted in rapidly falling prices to the consumer during the high-volume holiday season. Due to this transition, combined with the impact of lower-priced entry-level models, the average selling price of computers at year end was nearly 20% below fiscal 1996 year-end levels. Despite increases in volume of other peripheral products in the home office category, comparable store sales in this category declined,



Best Buy Co., Inc.                        10
mainly due to the lower selling prices, as well as difficult comparisons with sales volumes reported in the highly promotional environment of fiscal 1996.

The appliance category increased from 7% of total Company sales in fiscal 1996 to 9% in fiscal 1997, as a result of a considerable increase in the Company's assortment of major appliances. The addition of the Amana, General Electric, Hotpoint, Maytag and Tappan name-brand products and a revitalized presentation of the appliance department with high-end small appliances and electrics enhanced the appearance and appeal of Best Buy's product offering in this category. The entertainment software category showed mixed results, as the recorded music industry had a weak year, generally due to the lack of acceptance of new titles by consumers. Video games and computer software performed better than the prior year, as new video game formats and new computer software titles were introduced. A change in the Company's marketing strategy and an increase in the focus of sales presentation at the retail stores resulted in an increase in the sale of the Company's Performance Service Plans (PSPs) from less than 1% of total store sales in fiscal 1996 to 1.9% in fiscal 1997.

Management expects that because the Company's most significant categories are expected to remain soft in fiscal 1998, comparable store sales are likely to decline again for the year. Due to more difficult comparisons with the first half of fiscal 1997, the declines are expected to be more pronounced in the first half of the year and moderate in the second half. As a result of the higher comparable store sales decline and seasonally slower volumes, the Company anticipates reporting a loss in the first half of the year; however, improved earnings are expected for the year as a whole.

COMPONENTS OF OPERATING INCOME

The following table sets forth selected operating ratios as a percentage of sales for the last three fiscal years.

                              1997      1996      1995
-------------------------------------------------------
Gross profit margin          13.6%     13.0%     13.6%
Selling, general and
   administrative expenses   12.9%     11.3%     11.2%
Operating income               .7%      1.7%      2.4%


The gross profit margin for fiscal 1997 was 13.6%, compared to 13.0% in fiscal 1996, as the Company began to benefit from a change in sales mix through increased margin contributions from sales of PSPs and major appliances. Both of these products carry profit margins above the Company's overall average. In the fourth quarter of fiscal 1996 the Company began insuring its PSPs with an unrelated third party. This change resulted in the Company recognizing the revenues and profits from the sale of PSPs at the time the plan was sold. Prior to that time, revenues and profits from these plans were recognized over the lives of the contracts. An extremely competitive environment in the personal computer market put pressure on profit margins through the holiday selling season. In anticipation of the January 1997 introduction of MMX-TM- technology, retailers reduced selling prices on the existing technology products as it became evident that the new technology was going to be priced lower than originally expected. This reduction in selling prices resulted in the Company recording a $15 million pre-tax charge to earnings in the third quarter, principally to adjust carrying values of personal computer inventories to expected net realizable values. In the fourth quarter, in an effort to more productively deploy retail selling space, the Company made a decision to reduce its assortment of recorded music, resulting in a $10 million addition to the markdown reserve. Gross profit margins were also adversely impacted by the costs of consumer financing offers due to the promotional environment during much of the year. However, a reduction in the level of financing promotions in the fourth quarter of fiscal 1997 offset some of the impact on profit margins for the year as a whole. Improved control over inventory shrink also helped improve profit margins as compared to fiscal 1996.

The improvement in gross profit margins in fiscal 1997 ended the trend in margin declines experienced over the last several years. Prior to 1997, the margin declines had been principally caused by the higher levels of contribution in the Company's sales mix from the lower-margin personal computer category and an increasingly intense promotional environment in the categories in which the Company competes.

Management believes that while industry consolidation of specialty retailers is expected to continue, competition from alternative sources of retailing such as mail order and Internet retailers, as well as mass merchandise retailers, will result in an ongoing competitive environment. In fiscal 1998, the Company intends to focus on continued gross profit improvement. Management expects to continue to build on the progress made in fiscal 1997 with respect to sales of PSPs and major appliances. The Company also intends to more selectively utilize consumer financing offers, reducing its promotional costs. In addition, management believes there is opportunity to improve profit margins through increased dedication of selling space to products which generate the highest overall gross profit margins, while continuing to offer consumers a meaningful assortment of products in each of the Company's categories. The Company has engaged Andersen Consulting LLP to assist with the implementation of systems and methodologies to improve inventory management, assortment planning, strategic sourcing and advertising effectiveness.


Best Buy Co., Inc.                        11

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION



Selling, general and administrative (SG&A) expenses were 12.9% of sales in fiscal 1997, compared to 11.3% in fiscal 1996. The decline in comparable store sales and average revenues per store resulted in a loss of leverage on the fixed components of the Company's operating costs such as facilities, distribution and support functions. Additionally, as the Company has added larger stores in generally more expensive markets in the past several years, operating costs as a percentage of sales have increased. The competitive and promotional environment in fiscal 1997 also contributed to higher net advertising costs as compared to the prior year. The nature of the higher operating costs experienced in fiscal 1997 also contributed to the year-over-year increase in SG&A comparing fiscal 1996 to fiscal 1995. Management expects that, due to the expected continued comparable store sales declines, the SG&A ratio will increase as compared to fiscal 1997.

Interest expense in fiscal 1997 increased over fiscal 1996 due to generally higher levels of investment in completed properties during most of the year. Interest expense in fiscal 1996 increased over fiscal 1995 due to a full year of interest expense on the convertible preferred securities issued in November 1994 and higher levels of investment in inventory and store development.

The Company's effective tax rate was approximately 39% in each of the last three fiscal years, as the loss of the benefit from the jobs tax credit, which expired in December 1994, was offset by slightly lower state income taxes due to the mix of states in which the Company does business.

LIQUIDITY AND CAPITAL RESOURCES

In fiscal 1997, the Company curtailed the pace of expansion to a level that could be reasonably supported by internally generated funds. The rapid pace of growth and store openings in the two previous years was funded with funds generated from the public securities and bank debt markets. The funds from a securities offering in November 1994 and the Company's bank-financed master lease facility provided the majority of the financing to rapidly open stores and increase distribution capacity. Due to the reduced profits available to support a high level of store growth, the Company substantially reduced the number of new store openings in fiscal 1997.

The following table indicates the number of stores, by prototype, operated by the Company at the end of the last three fiscal years.

STORE PROTOTYPE                          1997      1996      1995
------------------------------------------------------------------
28,000 square feet                         54        61        67
36,000 square feet                         34        36        48
45,000 square feet                        132       112        75
58,000 square feet                         52        42        14
------------------------------------------------------------------
Total number of stores at year en         272       251       204
Average store size (in square feet)    42,800    41,400    37,700


Cash flow from operations in fiscal 1997, before changes in working capital, was impacted by the decline in earnings. After adjusting for the $25 million in non-cash inventory charges, cash flow from operations, before working capital changes, was $94 million, compared to $104 million in fiscal 1996 and $97 million in fiscal 1995. Changes in the components of working capital, after adjusting for markdown reserves, included a $44 million decrease in inventories in fiscal 1997, despite the addition of 21 new stores, due to improved inventory management. Inventories increased $293 million in fiscal 1996 and $270 million in fiscal 1995 due to the higher levels of business expansion in those years. Working capital financing provided by accounts payable and financing arrangements was reduced by $152 million in fiscal 1997 and increased by $291 million and $178 million in fiscal 1996 and 1995, respectively, reflecting the change in activity levels at each of the respective year ends. Accounts receivable, which consists principally of credit card and vendor-related receivables, decreased in fiscal 1997, due to lower activity levels at year end as compared to the prior fiscal year end. Receivables from sales on the Company's private-label credit card are sold to unrelated third-party financial institutions, without recourse, and the Company does not carry any risk of loss due to default on these receivables. Deferred revenues decreased in fiscal 1997 as revenues from sales of PSPs prior to the fourth quarter of fiscal 1996 were recognized. The deferred tax assets related to the deferred revenues are also being reduced as the revenue is recognized. Management believes that the remaining net deferred tax assets will be realized through future taxable income.

Cash used in investing activities was $20 million in fiscal 1997, compared to $159 million in fiscal 1996 and $192 million in fiscal 1995. Due to the slower rate of growth in fiscal 1997, capital spending was $88 million, compared to approximately $120 million in each of the two previous years. Cash flows from property development were a positive $73 million in fiscal 1997 as the Company generated over $100 million in proceeds from the sale of 12 retail locations and a distribution


Best Buy Co., Inc.                        12

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION


center, and property development slowed significantly as compared to the two prior years. At fiscal 1997 year end, the Company owned five completed retail locations and three locations that were under development for opening in fiscal 1998. All of these locations are expected to be sold in fiscal 1998. Proceeds from the sale of developed properties were nearly $90 million in fiscal 1996 and $43 million in fiscal 1995. Management expects that capital spending and investment in property development will decline further in fiscal 1998 as the number of store openings is reduced.

In fiscal 1997, the Company completed several intermediate-term equipment financings generating approximately $21 million. The Company also refinanced the $8.7 million contract for deed on its corporate headquarters facility with a $12 million, 15-year mortgage loan. The $230 million public offering of the Company's convertible preferred securities in fiscal 1995 generated funds to support property development and store openings in fiscal 1995 and 1996. These securities pay monthly distributions at an annual rate of 6.5% per year and are convertible into the Company's common stock. In fiscal 1995, the Company also entered into a master lease agreement, which provided approximately $125 million in real-estate financing for retail store and distribution center development. That financing has since been reduced to $116 million through the sale of property. The bank credit facility supporting the master lease facility currently matures in September 1998.

At March 1, 1997, the Company's revolving credit facility provided for unsecured borrowings of up to $250 million, which increased on a seasonal basis to $550 million, as limited to certain percentages of inventories. The facility requires that borrowings are limited to $50 million for a period of 45 days following the holiday season. This facility matures in June 1998. In addition, the credit facility, as well as the credit facility supporting the master lease, contain financial covenants regarding, among other things, the maintenance of certain operating ratios. In the third quarter of fiscal 1997, the Company violated the interest coverage ratio covenant as a result of the inventory write-down and weak operating performance. This violation was waived by the participants in the credit facilities and the covenant was amended through the second quarter of fiscal 1998, at which time the covenant reverts to its original level. The Company intends to reduce the level of commitment to approximately $365 million on a seasonal basis due to lower expected borrowing resulting from slower growth and improved inventory management. In addition to the working capital credit facility, the Company has an inventory financing facility provided by a commercial credit facility that provides for financing of up to $200 million, increasing to $325 million on a seasonal basis.

For fiscal 1998, the Company currently plans to open 13 new stores, including entry into the new markets of Pittsburgh, Pennsylvania; Palm Desert, California; and Knoxville, Tennessee. Since the introduction of the Company's Concept III store format, new stores and remodeled or relocated stores have been either the 45,000 or 58,000 square-foot prototype. In fiscal 1998, all stores opened will be the 45,000 square-foot prototype. The Company also expects to remodel or relocate five existing stores to the 45,000 square foot prototype. The Company intends to use the larger existing stores to test new products and merchandising strategies. Each new store requires approximately $3 million in working capital for merchandise inventory (net of vendor financing), fixtures and leasehold improvements. Management expects that capital spending for fiscal 1998 will approximate $65 million, exclusive of property development. Net cash flows from property development are expected to be positive, as currently owned properties are expected to be sold and the investment in new stores declines. Management also intends to continue to reduce the size of the master lease through the sale of property to third parties. The timing of property sales and ability to complete sale/leaseback transactions are dependent upon the market for retail real estate.

Management believes that, as a result of lower levels of investment in property development and improvement in inventory management resulting in faster inventory turns, the Company's working capital borrowing requirements will be lower in fiscal 1998 than in fiscal 1997. The ability of the Company to meet the covenants required by its credit facilities is dependent upon future operating results. While there can be no assurance that the Company will be able to achieve the required performance necessary to remain in compliance, management believes that sufficient alternative sources of working capital financing are available to support the Company's planned operations for fiscal 1998.


Best Buy Co., Inc.                        13

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION



QUARTERLY RESULTS AND SEASONALITY

Similar to most retailers, the Company's business is seasonal. Revenues and earnings are lower during the first half of each fiscal year and are greater during the second half, which includes the year-end holiday selling season. The timing of new store openings and general economic conditions may affect future quarterly results of the Company.

The following table sets forth the Company's unaudited quarterly operating results for each quarter of fiscal 1997 and 1996. Results for the quarter ended Nov. 30, 1996, include a $15 million pre-tax charge related to the write-down of certain inventories, primarily personal computers, to expected net realizable values. Results for the quarter ended March 1, 1997, include a $10 million pre-tax charge mainly as a result of the Company's decision to reduce its assortment of recorded music. Results subsequent to Nov. 25, 1995, reflect the benefit from the Company's change to a third party to insure its Performance Service Plans.

($ in thousands, except per share amounts)

Fiscal 1997                           JUNE 1        AUG. 31        NOV. 30        MARCH 1
                                        1996           1996           1996           1997
------------------------------------------------------------------------------------------
Revenues                          $1,637,184     $1,778,640     $2,007,324     $2,347,535
Gross profit                         232,650        251,666        248,768        325,797
Operating income (loss)               12,952         19,684         (3,110)        23,680
Net earnings (loss)                      409          3,788        (10,973)         8,524
Net earnings (loss) per share            .01            .09           (.25)           .20


Fiscal 1996                           May 27        Aug. 26        Nov. 25        March 2
                                        1995           1995           1995           1996
------------------------------------------------------------------------------------------
Revenues                          $1,274,696     $1,437,911     $1,929,277     $2,575,564
Gross profit                         182,288        196,621        242,883        314,779
Operating income                      16,363         19,203         42,588         44,429
Net earnings                           4,672          5,714         17,802         19,831
Net earnings per share                   .11            .13            .41            .46

COMMON STOCK PRICES

QUARTER               1st           2nd           3rd            4th
------------------------------------------------------------------------
Fiscal 1997
      High        $23            $26  1/4       $23  3/4       $14  3/8
      Low          16  3/8        17  3/8        12  1/8         7  7/8

Fiscal 1996
      High        $27  3/8       $29            $29  5/8       $22  3/8
      Low          20  1/4        22  3/4        20  3/4        12  3/4


Best Buy's common stock is traded on the New York Stock Exchange, symbol BBY. As of March 31, 1997, there were 2,716 holders of record of Best Buy common stock. The Company has not paid cash dividends on its common stock and does not presently intend to pay any dividends on its common stock for the foreseeable future.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements to encourage companies to provide prospective information about their companies. With the exception of historical information, the matters discussed in the Annual Report are forward-looking statements that involve risks and uncertainties. Such risks and uncertainties include, among other things, the Company's ability to comply with covenants in its borrowing facilities and the availability of sufficient funds to provide working capital financing. Reference is made to the Company's Current Report on Form 8-K, wherein the Company has identified additional important factors that could cause actual results to differ materially from those contemplated by the statements made herein.



Best Buy Co., Inc.                        14

CONSOLIDATED BALANCE SHEETS ($ in thousands, except per share amounts)



ASSETS                                            MARCH 1           March 2
                                                     1997              1996
                                              ------------------------------

CURRENT ASSETS
 Cash and cash equivalents                    $    89,808         $    86,445

 Receivables                                       79,581             121,438

 Recoverable costs from
     developed properties                          53,485             126,237

 Merchandise inventories                        1,132,059           1,201,142

 Refundable and deferred income taxes              25,560              21,531

 Prepaid expenses                                   4,542               3,750
                                              -------------------------------
        Total current assets                    1,385,035           1,560,543



PROPERTY AND EQUIPMENT
 Land and buildings                                18,000              16,423

 Leasehold improvements                           148,168             131,289

 Furniture, fixtures and equipment                324,333             266,582

 Property under capital leases                     29,326              29,421
                                              -------------------------------
                                                  519,827             443,715
 Less accumulated depreciation
     and amortization                             188,194             132,676
                                              -------------------------------
        Net property and equipment                331,633             311,039



OTHER ASSETS
 Other assets                                      17,639             12,046

 Deferred income taxes                                                 7,204
                                              ------------------------------

        Total other assets                         17,639             19,250
                                              ------------------------------

        TOTAL ASSETS                          $ 1,734,307       $ 1,890,832
                                              -----------------------------
                                              -----------------------------



LIABILITIES AND                                   MARCH 1            March 2
SHAREHOLDERS' EQUITY                                 1997               1996
-------------------------------------------------------------------------------

CURRENT LIABILITIES
 Accounts payable                           $     487,802       $     673,852

 Obligations under
     financing arrangements                       127,510              93,951

 Accrued salaries and related expenses             33,663              26,890

 Accrued liabilities                              122,611             124,596

 Deferred service plan revenue                     24,602              30,845

 Current portion of long-term debt                 21,391              23,568
                                            ---------------------------------
          Total current liabilities               817,579             973,702

DEFERRED INCOME TAXES                               3,578

DEFERRED REVENUE AND
    OTHER LIABILITIES                              28,210              49,229

LONG-TERM DEBT                                    216,625             206,287

CONVERTIBLE PREFERRED
    SECURITIES OF SUBSIDIARY                      230,000             230,000

SHAREHOLDERS' EQUITY
 Preferred stock, $1.00 par value:
     Authorized - 400,000 shares;
     Issued and outstanding - none
 Common stock, $.10 par value:
     Authorized - 120,000,000 shares;
     Issued and outstanding 43,287,000
     and 42,842,000 shares, respectively            4,329               4,284
 Additional paid-in capital                       241,300             236,392
 Retained earnings                                192,686             190,938
                                            ---------------------------------


         Total shareholders' equity               438,315             431,614
                                            ---------------------------------
         TOTAL LIABILITIES AND
         SHAREHOLDERS' EQUITY                  $1,734,307          $1,890,832
                                            ---------------------------------
                                            ---------------------------------

See notes to consolidated financial statements.


Best Buy Co., Inc.                        15

CONSOLIDATED STATEMENTS OF EARNINGS   ($ in thousands, except per share amounts)



FOR THE FISCAL YEARS ENDED                                       MARCH 1        March 2        Feb. 25
                                                                    1997           1996           1995
-------------------------------------------------------------------------------------------------------


Revenues                                                      $7,770,683    $ 7,217,448    $ 5,079,557
Cost of goods sold                                             6,711,802      6,280,877      4,389,164
                                                           -------------------------------------------

Gross profit                                                   1,058,881        936,571        690,393
Selling, general and administrative expenses                   1,005,675        813,988        568,466
                                                           -------------------------------------------

Operating income                                                  53,206        122,583        121,927
Interest expense, net                                             50,338         43,594         27,876
                                                           -------------------------------------------

Earnings before income taxes                                       2,868         78,989         94,051
Income taxes                                                       1,120         30,970         36,400

    Net Earnings                                                  $1,748        $48,019        $57,651
                                                           -------------------------------------------
                                                           -------------------------------------------

Earnings Per Share                                                  $.04          $1.10          $1.33
                                                           -------------------------------------------
                                                           -------------------------------------------

Weighted Average Common Shares Outstanding (000S)                 43,582         43,640         43,471
                                                           -------------------------------------------
                                                           -------------------------------------------

See notes to consolidated financial statements.


Best Buy Co., Inc.                        16


CONSOLIDATED STATEMENTS OF CASH FLOWS  ($ in thousands)


FOR THE FISCAL YEARS ENDED                                                  MARCH 1         March 2         Feb. 25
                                                                               1997            1996            1995
----------------------------------------------------------------------------------------------------------------------

OPERATING ACTIVITIES
    Net earnings                                                           $   1,748      $  48,019     $   57,651
    Charges to earnings not affecting cash:
       Depreciation and amortization                                          66,844         54,862         38,570
       Loss on disposal of property and equipment                                468          1,267            760
                                                                       ----------------------------------------------
                                                                              69,060        104,148         96,981
    Changes in operating assets and liabilities:
       Receivables                                                            41,857        (36,998)       (31,496)
       Merchandise inventories                                                69,083       (293,465)      (269,727)
       Income taxes and prepaid expenses                                       8,174        (16,273)        (5,929)
       Accounts payable                                                     (186,050)       278,515        106,920
       Other current liabilities                                               4,788         50,599         46,117
       Deferred revenue and other liabilities                                (27,262)        12,994         19,723
                                                                       ----------------------------------------------
          Total cash (used in) provided by operating activities              (20,350)        99,520        (37,411)
                                                                       ----------------------------------------------

INVESTING ACTIVITIES
    Additions to property and equipment                                      (87,593)      (126,201)      (118,118)
    Decrease (increase) in recoverable costs from developed properties        72,752        (40,015)       (86,222)
    (Increase) decrease in other assets                                       (5,593)         7,712        (11,676)
    Proceeds from sale/leasebacks                                                                           24,060
                                                                       ----------------------------------------------
          Total cash used in investing activities                            (20,434)      (158,504)      (191,956)
                                                                       ----------------------------------------------

FINANCING ACTIVITIES
    Increase in obligations under financing arrangements                      33,559         12,196         70,599
    Long-term debt borrowings                                                 33,542                        21,429
    Long-term debt payments                                                  (25,694)       (14,600)       (10,199)
    Common stock issued                                                        2,740          3,133          2,366
    Proceeds from issuance of convertible preferred securities                                             230,000
                                                                       ----------------------------------------------
          Total cash provided by financing activities                         44,147            729        314,195
                                                                       ----------------------------------------------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                               3,363        (58,255)        84,828

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                              86,445        144,700         59,872
                                                                       ----------------------------------------------

CASH AND CASH EQUIVALENTS AT END OF PERIOD                                 $  89,808      $  86,445     $  144,700
                                                                       ----------------------------------------------
                                                                       ----------------------------------------------


See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY   ($ in thousands)


                                                 ADDITIONAL
                                      COMMON        PAID-IN       RETAINED
                                       STOCK        CAPITAL       EARNINGS
--------------------------------------------------------------------------------
BALANCES AT
FEB. 26, 1994                       $  2,087     $  224,089     $   85,268
 Stock options exercised                  45          2,321
 Tax benefit from
    stock options exercised                           4,661
 Effect of 2-for-1 stock split         2,089         (2,089)
 Net earnings                                                       57,651
                                   -----------------------------------------

BALANCES AT
FEB. 25, 1995                          4,221        228,982        142,919
 Stock options exercised                  63          3,070
 Tax benefit from
   stock options exercised                            4,340
 Net earnings                                                       48,019
                                   -----------------------------------------

BALANCES AT
MARCH 2, 1996                          4,284        236,392        190,938
 Stock options exercised                  45          2,695
 Tax benefit from
   stock options exercised                            2,213
 Net earnings                                                        1,748
                                   -----------------------------------------

BALANCES AT
MARCH 1, 1997                       $  4,329     $  241,300     $  192,686
                                   -----------------------------------------
                                   -----------------------------------------

See notes to consolidated financial statements.

INDEPENDENT AUDITOR'S REPORT


Shareholders and Board of Directors
Best Buy Co., Inc.

We have audited the accompanying consolidated balance sheets of Best Buy Co., Inc. as of March 1, 1997, and March 2, 1996, and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the three years in the period ended March 1, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Best Buy Co., Inc. at March 1, 1997, and March 2, 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 1, 1997, in conformity with generally accepted accounting principles.



                                                              Ernst & Young LLP



Minneapolis, Minnesota
April 8, 1997


Best Buy Co., Inc.                        18

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

In fiscal 1996, the Company adopted SFAS 121 "Accounting for the Impairment of Long-Lived Assets," which requires losses on impairment of long-lived assets used in operations to be recorded when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amounts. The adoption had no impact on the financial statements.

PRE-OPENING COSTS:
Costs incurred in connection with the opening of new stores are expensed in the year the store is opened. Pre-opening costs were $5,809, $10,738 and $13,971 in fiscal 1997, 1996 and 1995, respectively.

DEFERRED SERVICE PLAN REVENUE:
Beginning in the fourth quarter of fiscal 1996, the Company began selling Performance Service Plans on behalf of an unrelated third party. The Company recognizes commission revenue on the sale of the plans at the time of sale. Revenue from the sale of the plans sold prior to Nov. 26, 1995, net of direct selling expenses, is recognized straight-line over the life of the plan. Costs related to servicing these plans are expensed as incurred.

EARNINGS PER SHARE:
Earnings per share is computed based on the weighted average number of common shares outstanding during each period, adjusted for 410,900, 1,020,000 and 1,458,000 incremental shares assumed issued on the exercise of stock options in fiscal 1997, 1996 and 1995, respectively. All common share and per share information has been adjusted for a two-for-one stock split in April 1994. Fully diluted earnings per share assumes that the convertible preferred securities were converted into common stock and the interest expense thereon, net of related taxes, is added back to net income. References to earnings per share relate to fully diluted earnings per share.

STOCK OPTIONS:
The Company applies APB 25, "Accounting for Stock Issued to Employees" in accounting for stock options and presents in Note 5 pro forma net earnings as if the accounting prescribed by SFAS123 "Accounting for Stock-Based Compensation" had been applied.

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

FISCAL YEAR:
The Company's fiscal year ends on the Saturday nearest the end of February. Fiscal 1997 and 1995 contained 52 weeks, and fiscal 1996 contained 53 weeks.

RECLASSIFICATIONS:
Certain prior year amounts have been reclassified to conform to current year presentation.



Best Buy Co., Inc.                        19

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS   ($ in thousands, except per share
amounts)


2. OBLIGATIONS UNDER FINANCING ARRANGEMENTS

The Company has a $200,000 inventory financing credit line, which increases to $325,000 on a seasonal basis. Borrowings are collateralized by a security interest in certain merchandise inventories approximating the outstanding borrowings. The line has provisions that give the financing source a portion of the cash discounts provided by the manufacturers.

3. BORROWINGS

                                                      MARCH 1          March 2
                                                         1997             1996
--------------------------------------------------------------------------------

Senior subordinated notes                           $  150,000      $  150,000
Subordinated notes                                      21,904          21,904
Equipment financing loans                               39,649          29,982
Obligations under capital leases                        14,463          19,269
Corporate headquarters financing                        12,000           8,700
                                               -------------------------------
                                                       238,016         229,855
Current portion of long-term debt                       21,391          23,568
                                               -------------------------------
                                                    $  216,625      $  206,287
                                               -------------------------------
                                               -------------------------------


CREDIT AGREEMENT:
The Company has a credit agreement (the "Agreement") that contains a revolving credit facility under which the Company can borrow up to $550,000.
The Agreement provides that up to $250,000 of the facility is available at all times, and an additional $300,000 is available from July 1 to Dec. 31. The Agreement expires in June 1998.

Borrowings under the facility are unsecured. Interest on borrowings is at rates specified in the Agreement, as elected by the Company. The Company also pays certain commitment and agent fees.

The Agreement contains covenants that require maintenance of certain financial ratios and place limits on owned real estate and capital expenditures. The Agreement also provides that once a year, for a period of not less than 45 days thereafter, the aggregate principal amount outstanding is limited to $50,000. There were no balances outstanding under the facility at March 1, 1997, or March 2, 1996. The weighted average interest rate under the Company's current and prior credit agreements was 6.86%, 7.11% and 6.21% for the fiscal years ended 1997, 1996 and 1995, respectively.

SENIOR SUBORDINATED NOTES:
The Company has outstanding $150,000 of senior subordinated notes. The notes mature on Oct. 1, 2000, and bear interest at 8.63%. The Company may, at its option, redeem the notes prior to maturity at 102.50% and 101.25% of par in 1998 and 1999, respectively. The Company may be required to offer early redemption in the event of a change in control, as defined.

The notes are unsecured and subordinate to the prior payment of all senior debt, which approximates $249,000 at March 1, 1997. The indenture also contains provisions, which limit the amount of additional borrowings the Company may incur and limit the Company's ability to pay dividends and make other restricted payments.

SUBORDINATED NOTES:
The Company has an $18,000 unsecured, subordinated note outstanding which bears interest at 9.95% and matures on July 30, 1999. In addition, the Company has $3,904 of unsecured, subordinated notes due June 15, 1997, which bear interest at 9.00%.

EQUIPMENT FINANCING LOANS:
The equipment financing loans require monthly or quarterly payments and have maturity dates between March 1997 and April 2003. Interest rates on these loans range from 5.25% to 9.18%. Furniture and fixtures with a book value of $31,000 are pledged against these loans.

OBLIGATIONS UNDER CAPITAL LEASES:
The present value of future minimum lease payments relating to certain equipment and a distribution center has been capitalized. The capitalized cost was approximately $29,000 both at March 1, 1997, and March 2, 1996. The net book value of assets under capital leases was $14,000 and $18,000 at March 1, 1997, and March 2, 1996, respectively. Assets acquired under capital leases were $313, $3,490 and $10,025 in fiscal 1997, 1996 and 1995, respectively.

CORPORATE HEADQUARTERS FINANCING:
Prior to June 1996, the Company's corporate headquarters was financed by an $8,700 contract for deed with interest at 9.88%. This obligation was repaid in June 1996. During fiscal 1997, the Company obtained a $12,000, 15-year mortgage on this facility at an interest rate of 8.40%.



Best Buy Co., Inc.                        20

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ($ in thousands, except per share amounts)


FUTURE MATURITIES OF DEBT:
FISCAL YEAR                                     CAPITAL LEASES      OTHER DEBT
--------------------------------------------------------------------------------
1998                                                   $ 4,688        $ 17,053
1999                                                     2,031          10,728
2000                                                       586          27,109
2001                                                     7,631         155,036
2002                                                        18           3,035
Thereafter                                                              10,592
                                             -----------------------------------
                                                        14,954        $223,553
                                                                   ------------
                                                                   ------------
Less amount representing interest                          491
                                                     ----------
Minimum lease payments                                 $14,463
                                                     ----------
                                                     ----------

During fiscal 1997, 1996 and 1995, interest paid (net of amounts capitalized) totaled $50,917, $44,808 and $25,708, respectively. The fair value of the Company's senior subordinated notes was $141,563 at March 1, 1997, based on quoted market prices. The fair value of all other financial instruments, including those with quoted market prices, approximates carrying value.


4. CONVERTIBLE PREFERRED SECURITIES OF SUBSIDIARY

In November 1994, the Company and Best Buy Capital, L.P. (Best Buy Capital), a special-purpose limited partnership in which the Company is the sole general partner, completed the public offering of 4,600,000 convertible monthly income preferred securities with a liquidation preference of $50 per security. The underwriting discount and expenses of the offering aggregated $7,680. The proceeds of the offering were loaned to the Company in exchange for a subordinated debenture with payment terms substantially similar to the preferred securities. Distributions on the securities are payable monthly at the annual rate of 6.50% of the liquidation preference and are included in interest expense in the consolidated financial statements.

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


5. SHAREHOLDERS' EQUITY

STOCK OPTIONS:
The Company sponsors two non-qualified stock option plans for employees and one non-qualified plan for directors. These plans provide for the issuance of up to 9,650,000 shares. Options may be granted only to employees or directors at option prices not less than the fair market value of the Company's common stock on the date of the grant. At March 1, 1997, options to purchase 4,199,000 shares are outstanding under these plans. In addition, at March 1, 1997, an option to purchase 26,000 shares is outstanding to an employee, not pursuant to a plan.

In fiscal 1997, the Company adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123 for Stock-Based Compensation (SFAS123). SFAS 123 encourages entities to adopt a fair value-based method of accounting for employee stock compensation plans, but allows companies to continue to account for those plans using the accounting prescribed by APB Opinion 25, "Accounting for Stock Issued to Employees." The Company has elected to continue to account for stock based compensation using APB 25, making pro forma disclosures of net earnings and earnings per share as if the fair value-based method had been applied.

Accordingly, no compensation expense has been recorded for the stock option plans. Had compensation expense for the stock option plans been determined based on the fair value at the date of grant for awards in fiscal 1997 and 1996, consistent with the provisions of SFAS No. 123, the Company's net earnings and earnings per share for the fiscal years shown below would have been reported as follows.

                                                          1997            1996
--------------------------------------------------------------------------------
Net earnings - as reported                              $1,748         $48,019
Net earnings (loss) - pro forma                         (1,196)         46,052
Earnings per share - as reported                           .04            1.10
Earnings (loss) per share - pro forma                     (.03)           1.08

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:
                                                          1997            1996
--------------------------------------------------------------------------------
Expected dividend yield                                     0%              0%
Expected stock price volatility                            40%             40%
Risk-free interest rate                                   6.2%            6.9%
Expected life of options                             4.3 years       4.2 years


Best Buy Co., Inc.                        21

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS   ($ in thousands, except per share
amounts)


The pro forma effect on net income and earnings per share is not representative of the pro forma net earnings in future years because it does not take into consideration pro forma compensation expense related to grants made prior to 1996.

The weighted average fair value for options granted during fiscal 1997 and fiscal 1996 is $5.04 and $9.74 per share, respectively.

In February 1997, the Company canceled 1,639,000 options, representing approximately half of the outstanding options granted to employees since April 1993, with exercise prices ranging from $11.20 to $38.19 and granted the same number of new options with an exercise price of $8.62. Options issued to the Company's CEO and president were not included in the repricing.

Option activity for the last three years is as follows:
                                                             WEIGHTED AVG.
                                                            EXERCISE PRICE
                                                SHARES           PER SHARE
--------------------------------------------------------------------------------
OUTSTANDING FEB. 26, 1994                    3,170,000              $ 7.73
    Granted                                  1,316,000               32.50
    Exercised                                 (472,000)               5.03
    Canceled                                  (244,000)              24.37
                                           ---------------
OUTSTANDING FEB. 25, 1995                    3,770,000               15.64
    Granted                                  1,472,000               23.20
    Exercised                                 (625,000)               4.99
    Canceled                                  (347,000)              26.26
                                           ---------------
OUTSTANDING MARCH 2, 1996                    4,270,000               18.94
    Granted                                  2,665,000               12.22
    Exercised                                 (446,000)               6.15
    Canceled                                (2,264,000)              22.43
                                           ---------------
OUTSTANDING MARCH 1, 1997                    4,225,000               14.17
                                           ---------------
                                           ---------------
EXERCISABLE MARCH 1, 1997                    1,465,000              $14.69
                                           ---------------
                                           ---------------

The following table summarizes information concerning currently outstanding and exercisable options:
                               WEIGHTED AVG.  WEIGHTED                WEIGHTED
                                   REMAINING   AVERAGE                 AVERAGE
      RANGE OF        NUMBER     CONTRACTUAL  EXERCISE        NUMBER  EXERCISE
EXERCISE PRICES  OUTSTANDING     LIFE (YEARS)    PRICE   EXERCISABLE     PRICE
--------------------------------------------------------------------------------
     $0 TO $10     2,174,000            3.73   $  8.07       535,000   $  6.37
    $10 TO $20       974,000            2.28     14.25       503,000     12.45
    $20 TO $30       705,000            3.15     23.21       220,000     23.26
    $30 to $40       372,000            2.10     32.51       207,000     32.50
--------------------------------------------------------------------------------

     $0 TO $40     4,225,000            3.16   $ 14.17     1,465,000   $ 14.69


6. OPERATING LEASE COMMITMENTS & RELATED PARTY TRANSACTIONS

The Company conducts the majority of its retail and distribution operations from leased locations. Transaction costs associated with the sale and leaseback of properties and any gain or loss are recognized over the term of the lease agreement. Proceeds from the sale/leaseback of stores owned at Feb. 26, 1994, are shown as such in the accompanying fiscal 1995 statement of cash flows. Proceeds from the sale/leaseback of properties developed since Feb. 26, 1994, are included in the net change in recoverable costs from developed properties. The Company also leases various equipment under operating leases. In addition, the Company leases 17 stores and a distribution center, along with the related fixtures and equipment under a master lease agreement. The initial terms of the leases under this agreement range from one to five years, and rent is variable based on interest rate options as selected by the Company. The leases require payment of real estate taxes, insurance and common area maintenance. Most of the leases contain renewal options and escalation clauses, and several require contingent rents based on specified percentages of sales. Certain leases also contain covenants related to maintenance of financial ratios.

Future minimum lease obligations by year (not including percentage rentals) for all operating leases at March 1, 1997, are as follows:

FISCAL YEAR
--------------------------------------------------------------------------------
1998                                                                 $ 137,715
1999                                                                   133,910
2000                                                                   134,129
2001                                                                   132,594
2002                                                                   129,346
Later years                                                          1,127,431

The composition of the total rental expenses for all operating leases during the last three fiscal years, including leases of buildings and equipment, was as follows:

                                             1997           1996          1995
--------------------------------------------------------------------------------
Minimum rentals                          $139,158       $105,349       $64,716
Percentage rentals                            537            537           795
                                        ----------------------------------------
                                         $139,695       $105,886       $65,511
                                        ----------------------------------------
                                        ----------------------------------------

Best Buy Co., Inc.                        22

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ($ in thousands, except per share amounts)


Four stores are currently leased from the Company's CEO and principal shareholder, his spouse, or partnerships in which he is a partner. Rent expense under these leases during the last three fiscal years and one store, for which the lease expired in January 1996, was as follows:

                                             1997           1996          1995
--------------------------------------------------------------------------------
Minimum rentals                              $988         $1,122        $1,120
Percentage rentals                            388            388           470
                                        ----------------------------------------
                                           $1,376         $1,510        $1,590
                                        ----------------------------------------
                                        ----------------------------------------

7. RETIREMENT SAVINGS PLAN

The Company has a retirement savings plan for employees meeting certain age and service requirements. The plan provides for a Company-matching contribution, which is subject to annual approval. This matching contribution was $2,035, $1,701 and $1,376 during fiscal 1997, 1996 and 1995, respectively.

8. INCOME TAXES

Following is a reconciliation of the provision for income taxes to the federal statutory rate:

                                             1997           1996         1995
--------------------------------------------------------------------------------
Federal income tax at
  the statutory rate                       $1,004        $27,646      $32,918
State income taxes,
  net of federal benefit                      116          3,717        4,759
Jobs tax credit                                             (574)      (1,402)
Other                                                        181          125
                                        ----------------------------------------
Provision for income taxes                 $1,120        $30,970      $36,400
                                        ----------------------------------------
                                        ----------------------------------------
Effective tax rate                          39.0%          39.2%        38.7%
                                        ----------------------------------------
                                        ----------------------------------------

The provision for income taxes consists of the following:

                                             1997           1996         1995
--------------------------------------------------------------------------------
Current: Federal                          $(5,100)       $27,401      $32,435
         State                               (581)         6,693        8,044
                                        ----------------------------------------
                                           (5,681)        34,094       40,479
                                        ----------------------------------------

Deferred: Federal                           6,103         (2,904)      (3,495)
          State                               698           (220)        (584)
                                        ----------------------------------------
                                            6,801         (3,124)      (4,079)
                                        ----------------------------------------
Provision for income taxes                 $1,120        $30,970      $36,400
                                        ----------------------------------------
                                        ----------------------------------------

Deferred taxes are the result of differences between the basis of assets and liabilities for financial reporting and income tax purposes. Significant deferred tax assets and liabilities consist of the following:

                                                    MARCH 1        March 2
                                                       1997           1996
--------------------------------------------------------------------------------
Deferred service plan revenue                       $18,811        $30,954
Accrued expenses                                      7,579          3,885
Compensation and benefits                             3,375          2,751
Other - net                                             159            505
Inventory                                                            4,108
                                                  ------------------------------
  Total deferred tax assets                          29,924         42,203
                                                  ------------------------------
Property and equipment                               15,697         13,695
Other - net                                           3,356          1,139
                                                  ------------------------------
  Total deferred tax liabilities                     19,053         14,834
                                                  ------------------------------
Net deferred tax assets                             $10,871        $27,369
                                                  ------------------------------
                                                  ------------------------------


The Company believes that the interest on the subordinated debenture referred to in Note 4 is deductible and that Best Buy Capital will be treated as a partnership for income tax purposes. Income taxes (received) paid were $(8,599), $45,888 and $32,899 in fiscal 1997, 1996 and 1995, respectively.

9. LEGAL PROCEEDINGS

The Company is involved in various legal proceedings arising during the normal course of conducting business. Management believes that the resolution of these proceedings will not have any material adverse impact on the Company's financial statements.


                                          23