Form 10-K, Exhibit 13
period 1998-02-28
BEST BUY CO INC
filed 1998-05-28
CIK 764478

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA
$ IN THOUSANDS, EXCEPT PER SHARE AMOUNTS


FISCAL PERIOD(1)                                                  1998           1997           1996           1995         1994(2)
-----------------------------------------------------------------------------------------------------------------------------------
Statement of Earnings Data
     Revenues                                              $ 8,358,212    $ 7,770,683    $ 7,217,448   $  5,079,557    $ 3,006,534
     Gross profit                                            1,332,138      1,058,881        936,571        690,393        456,925
     Selling, general and administrative expenses            1,145,280      1,005,675        813,988        568,466        379,747
     Operating income                                          186,858         53,206        122,583        121,927         77,178
     Earnings before cumulative effect of accounting
        change                                                  94,453          1,748         48,019         57,651         41,710
     Net earnings                                               94,453          1,748         48,019         57,651         41,285

Per Share Data(3)
     Earnings before cumulative
        effect of accounting change - Diluted              $      1.04    $       .02    $       .55   $        .64    $       .51
     Net earnings - Diluted                                       1.04            .02            .55            .64            .50
     Common stock price: High                                 30 19/32         13 1/8       14 13/16         22 5/8       15 23/32
                         Low                                    4 5/16        3 15/16          6 3/8        11 1/16        5 27/64

Operating and Other Data
     Comparable store sales change(4)                               2%            (5%)            6%            20%            27%
     Number of stores (end of period)                              284            272            251            204            151
     Average revenues per store(5)                         $    29,700    $    29,300    $    31,100   $     28,400    $    22,600
     Gross profit percentage                                     15.9%          13.6%          13.0%          13.6%          15.2%
     Selling, general and administrative expense
        percentage                                               13.7%          12.9%          11.3%          11.2%          12.6%
     Operating income percentage                                  2.2%            .7%           1.7%           2.4%           2.6%
     Inventory turns(6)                                           5.6x           4.6x           4.8x           4.7x           5.0x

Balance Sheet Data (at period end)
     Working capital                                       $   676,601    $   567,456    $   586,841   $    609,049    $   362,582
     Total assets                                            2,056,346      1,734,307      1,890,832      1,507,125        952,494
     Long-term debt, including current portion                 225,322        238,016        229,855        240,965        219,710
     Convertible preferred securities                          229,854        230,000        230,000        230,000
     Shareholders' equity                                      557,746        438,315        431,614        376,122        311,444
-----------------------------------------------------------------------------------------------------------------------------------

THIS TABLE SHOULD BE READ IN CONJUNCTION WITH MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION AND THE CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO.

(1) FISCAL 1996 CONTAINED 53 WEEKS. ALL OTHER PERIODS PRESENTED CONTAINED 52 WEEKS.
(2) DURING FISCAL 1994, THE COMPANY ADOPTED SFAS 109, RESULTING IN A CUMULATIVE EFFECT ADJUSTMENT OF ($425) OR ($.01) PER SHARE.
(3) PER SHARE DATA REFLECTS THE REQUIREMENTS OF SFAS 128 AND IS RESTATED FOR A TWO-FOR-ONE STOCK SPLIT IN MAY 1998.
(4) COMPARABLE STORES ARE STORES OPEN AT LEAST 14 FULL MONTHS.
(5) AVERAGE REVENUES PER STORE ARE BASED UPON TOTAL REVENUES FOR THE PERIOD DIVIDED BY THE WEIGHTED AVERAGE NUMBER OF STORES OPEN DURING SUCH PERIOD.
(6) INVENTORY TURNS ARE CALCULATED BASED UPON A MONTHLY AVERAGE OF INVENTORY BALANCES.


                                                       Best Buy Co., Inc.     17

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION


RESULTS OF OPERATIONS
Fiscal 1998 was a pivotal year for the Company, as initiatives to improve inventory management and streamline processes at its retail stores resulted in a 251% increase in operating income, compared to fiscal 1997. A significant improvement in the gross profit margin was the main reason for the improved overall financial performance. Sales were 8% higher than the previous year, and selling, general and administrative expenses increased as a percentage of sales. Interest expense, which was lower as a result of faster-turning inventory, also contributed to the Company's overall improvement in results for the year. Earnings in fiscal 1998 were $94.5 million, compared to $1.7 million in fiscal 1997 and $48.0 million in fiscal 1996. Earnings per share on a diluted basis were $1.04 in fiscal 1998, $.02 in fiscal 1997 and $.55 in fiscal 1996 and have been adjusted to reflect a two-for-one stock split in May 1998.

REVENUES
The following table presents selected revenue data for each of the last three fiscal years ($ in thousands).


                                         1998           1997           1996
-------------------------------------------------------------------------------
Revenues                          $ 8,358,212    $ 7,770,683     $7,217,448
Percentage increase in revenues            8%             8%            42%
Comparable store sales change              2%            (5%)            6%
Average revenues per store        $    29,700    $    29,300     $   31,100


Sales in fiscal 1998 were $8.358 billion compared to $7.771 billion in fiscal 1997, as comparable store sales increased 2% and results for the year included 13 new stores and a full year of operations at the 21 stores opened in fiscal 1997. The comparable store sales increase, which followed a 5% decrease in comparable store sales in fiscal 1997, was driven by several factors. Consumer demand, particularly in the second half of the year, as well as improved selling strategies at retail, contributed to improving comparable store sales performance throughout the year. Increased sales of entertainment software due to new technology in video games and consumer demand for new titles in both recorded music and computer software also led to the comparable store sales increase for the year. Increased emphasis on the sale of Performance Service Plans (PSPs), accessories and an expanded "ready-to-assemble" furniture assortment also contributed to the comparable store sales increase. Comparable store sales were adversely impacted by the continued decline in the average selling prices of personal computers and general softness in the consumer electronics category as it approaches the transition to digital technology. Competition also eased somewhat as consolidation of specialty retailers in the Company's product lines continued, although competition from mass merchants and alternative methods of retailing such as mail order and Internet increased. New stores opened in fiscal 1998 included entry into the new market of Pittsburgh, Pennsylvania, with four stores. The remaining stores opened in existing markets. In fiscal 1998 the Company closed one of its 28,000-square-foot stores where the lease had expired.

In the second half of fiscal 1998 the Company introduced a new sales strategy which provides customers with additional sales assistance to help them understand the newer digital technology products. The Company refers to this area of the store as the "high touch" area. In addition to providing enhanced product explanation, the specially trained sales staff dedicated to this area of the store assists customers with service activation and selection of appropriate accessories. Products sold in this area of the store include digital cameras, cellular and digital phones, digital satellite systems and personal digital assistants. As a result of this additional focus on sales assistance, comparable store sales for the products in this area more than doubled in the fourth quarter. Management believes that there is potential future application for this strategy as the consumer electronics category moves toward digital technology.

Fiscal 1997 sales were 8% higher than the $7.217 billion reported in fiscal 1996. Sales from the 21 new stores opened in fiscal 1997 and a full year of operations at the 47 stores opened in fiscal 1996 offset a 5% decline in comparable store sales. The comparable store sales decline in fiscal 1997 was primarily due to the same industry factors in personal computers and consumer electronics that negatively impacted comparable store sales in most of fiscal 1998.

The following table sets forth the Company's retail store sales mix by major product category for each of the past three fiscal years.


                                    1998      1997      1996
-----------------------------------------------------------------------
Home Office                          38%       39%       41%
Consumer Electronics - Video         15%       17%       18%
Consumer Electronics - Audio         11%       12%       13%
Entertainment Software               20%       18%       17%
Appliances                            9%        9%        7%
Other                                 7%        5%        4%
-----------------------------------------------------------------------
Total                               100%      100%      100%


Sales in the home office category in fiscal 1998 continued to be impacted by lower average selling prices of personal computers. Unit sales of personal computers increased in fiscal 1998 as lower prices brought more consumers into the marketplace, although the increase in units did not offset the 15-20% price declines until the fourth quarter. The percentage of products offered at price points below $1,000 continued to increase through the last half of the year. Improved in-stock positions resulting from better inventory management also helped increase unit volume sales during the year. The Company believes that the higher unit sales volumes of personal computers contributes to the sales of additional products and services such as accessories, PSPs and computer software. Management believes that the downward trend in selling prices of personal computers will continue, although the rate of decline should moderate.


18     Best Buy Co., Inc.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

The introduction of digital satellite systems (DSS) in fiscal 1997 and Digital Versatile Disc (DVD) and MiniDisc in fiscal 1998 marked the initial stages of the transition of the consumer electronics category into digital technology. While sales of analog technology in both audio and video products remains soft, sales of digital technology continues to accelerate. The growth in sales of digital products has been driven by falling price points and, in the case of DVD, an increasing number of software titles. The number of DVD titles grew from an introductory 23 to more than 500 during fiscal 1998 and is expected to grow to 1,500 by the end of calendar 1998. Sales of DSS benefited from increased emphasis on sales presentation in the new "high touch" area in the store. The replacement of existing analog technology with digital products in the future represents a significant opportunity for the Company, although the transition could impact sales of current products. Manufacturers have introduced High Definition Television (HDTV), and broadcast transmission of digital signals is planned in 10 major markets for November 1998. Similar to recent technology introductions in consumer electronics, introductory price points are expected to be high, resulting in a lag time between product introduction and significant sales volumes.

Sales of entertainment software, which includes recorded music and movies, computer software and video games, increased significantly in fiscal 1998. The increase was principally due to strong demand for video games following the release of new technology in late fiscal 1997 when the Nintendo 64 and Sony Playstation formats were introduced. Increased sales of computer software due to new titles released and a larger installed base of personal computers also contributed to the gains in the entertainment software category. Recorded music releases with higher levels of consumer acceptance also led to sales gains in this category, particularly late in the year.

Sales of major appliances remained relatively flat in fiscal 1998 as competitive pressure during most of the year resulted in falling price points and limited comparable store sales growth. The Company experienced significant comparable store sales growth in fiscal 1997 when the Company greatly expanded its product assortment with the addition of the Amana, General Electric, Hotpoint, Maytag and Tappan lines of appliances. In April 1998, the Company announced that it would begin carrying a full line of Whirlpool home appliances beginning in the second quarter of fiscal 1999.

The "Other" category of product sales includes sales of PSPs, which grew from 1.9% of sales in fiscal 1997 to 3.0% in fiscal 1998. An increased focus on the presentation of plans to customers and the higher sales volumes of personal computers led to the significant increase in PSP sales. Also included in this category is photographic equipment, an expanded assortment of ready-to-assemble furniture, as well as books and magazines and exercise equipment, which were introduced in the stores in the space created by the reduction in the Company's assortment of recorded music in fiscal 1998.

In fiscal 1999 the Company expects that it can continue to capitalize on the operational execution improvements made in the past two years with respect to inventory management and productivity in the retail stores to further improve the Company's sales performance. A continued healthy economy is expected to result in a comparable store sales increase for the year. Comparable store sales gains are expected to be strongest in the early part of the year and moderate in the second half as the comparisons become more difficult. The Company has announced plans to open approximately 25 new stores during the year, the most significant of which is the entry into the New England area with six new stores. The Company has also announced plans to enter Reno, Nevada; Charleston, South Carolina; Wausau, Wisconsin and Nashville and Knoxville, Tennessee. The remaining new stores will be opened in existing markets.

COMPONENTS OF OPERATING INCOME
The following table sets forth selected operating ratios as a percentage of sales for the last three fiscal years.


                                                   1998      1997      1996
------------------------------------------------------------------------------
Gross profit margin                               15.9%     13.6%     13.0%
Selling, general and administrative expenses      13.7%     12.9%     11.3%
Operating income                                   2.2%       .7%      1.7%


Gross profit margin for fiscal 1998 improved to 15.9% compared to 13.6% in fiscal 1997, a gain that was driven by greatly improved inventory management. Faster inventory turns and a more profitable product assortment were the major contributors to the improvement. Through more rapid replenishment of products, the Company increased inventory turns from 4.6 to 5.6 times and reduced exposure to margin pressure due to product model transition. This improvement was most evident in personal computers, where inventory turns increased to 11.5 times compared to 8.5 times in fiscal 1997, moving this significant product category from a profit drain to a significant profit contributor. By employing better product lifecycle management and rapid replenishment, the Company was able to quickly react to changing consumer demand and timing of model transitions. The inability to quickly react to changing market conditions resulted in a $15 million inventory write-down related to personal computers that severely impacted fiscal 1997's operating results. A narrower and more profitable assortment in consumer electronics also led to more current inventory and higher overall rates of gross profit margin in that category. The increased contribution in the Company's sales mix from PSPs also was a significant factor in the improved gross profit margin for the year. A less promotionally driven sales environment benefited the Company, as consumer financing promotions were more selectively used, reducing the costs associated with these offers. A continuing of the trend of improvement in inventory shrink also added to fiscal 1998 gross profit margin gains.


                                                       Best Buy Co., Inc.     19

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Gross profit margins of 13.6% in fiscal 1997 improved from 13.0% in fiscal 1996 as increased contributions from higher margin PSPs and appliances in the sales mix offset the impact of $25 million in inventory write-downs and a highly promotional environment. The write-downs were primarily due to a rapid decline in the selling prices of personal computers in the third quarter of 1997 and a decision to reduce the Company's assortment of recorded music in the fourth quarter.

Management believes that further refinement in the Company's product assortment, product lifecycle management and replenishment of products will result in additional improvement in gross profit margins. Improvement is also anticipated as a result of an increasing contribution from sales of PSPs. The impact of these gains is expected to be less significant than was experienced the past year.

Selling, general and administrative expenses (SG&A) increased to 13.7% of sales in fiscal 1998 compared to 12.9% in fiscal 1997, primarily as a result of higher levels of service and compensation. In addition to driving higher sales volumes, the strength of the economy has created a tight labor market, placing upward pressure on wages. The addition of the dedicated staff in the "high touch" area of the stores also added to the Company's overall payroll costs in fiscal 1998. Also, compensation costs in fiscal 1998 increased over fiscal 1997 as a result of a higher level of compensation tied to the Company's improved financial performance. Professional services associated with the strategic initiatives to improve inventory management and retail operations also contributed to the increased spending in fiscal 1998. Costs associated with information systems enhancements, including addressing Year 2000 issues and initial development of the Company's Internet shopping site, also impacted spending during the year. As a result of the sale and leaseback of 23 owned properties in the past two years, rent expense has also increased, although the sale of these properties reduced interest expense.

The increase in the SG&A expense ratio in fiscal 1997 compared to fiscal 1996 was driven by the loss of leverage on fixed expenses resulting from the comparable store sales decline. Higher costs associated with new markets entered in recent years and higher advertising costs due to a more promotional environment also contributed to the increase.

The strong economy is expected to result in continued pressure on wages, and the Company anticipates that selling, general and administrative expenses will continue to increase as a percent of sales. The annualization of the current year increases in compensation due both to general wage increases and the addition of the dedicated staffing in the "high touch" area in the second half of fiscal 1998 will also increase these expenses. Professional fees associated with the continuation of the Company's strategic initiatives and ongoing information systems enhancements are also expected to increase.

The Company has identified critical operational and financial systems as part of a comprehensive plan to address Year 2000 computer systems issues and make the required changes to existing systems or replace non-compliant systems, as appropriate. The Company is also working with its business partners to mitigate the impact of Year 2000 issues. The Company expects to complete most of the effort to address these issues in fiscal 1999 at a cost of approximately $10 million. The Company is also replacing its point of sale system with Year 2000 compliant equipment. The Company does not expect to incur material costs beyond this estimate; however, the magnitude of the effort is difficult to accurately predict and there can be no assurance that the Company or its business partners will be completely Year 2000 compliant on a timely basis.

Interest expense in fiscal 1998 was $33.0 million, a $17.3 million reduction as compared to fiscal 1997. Faster inventory turns, cash generated from earnings and lower levels of owned real estate resulted in essentially no borrowings during the year under the Company's revolving credit facility. The expected conversion of the Company's convertible preferred securities in the first quarter of fiscal 1999 will reduce interest expense by approximately $15 million annually.

The Company's income tax rate in fiscal 1998 was 38.6%, compared to 39.0% in fiscal 1997 and 39.2% in fiscal 1996, as tax exempt interest income and slightly lower state income taxes have reduced the Company's overall tax rate.

LIQUIDITY AND CAPITAL RESOURCES
In addition to the positive impact on gross profit margin, the Company's progress in inventory management led to a significant improvement in the Company's financial position and liquidity. The Company's cash and cash equivalents increased by $430 million over the prior year. Cash flow from operating activities of $542 million and a $45 million reduction in owned property held for sale resulted in the increased liquidity. At the end of fiscal 1998, the Company had $520 million in cash and short-term investments, compared to $90 million at the end of fiscal 1997.

The following table indicates the number of stores, by prototype, operated by the Company at the end of the last three fiscal years.


STORE PROTOTYPE                                    1998      1997      1996
-------------------------------------------------------------------------------
28,000 square feet                                   48        54        61
36,000 square feet                                   34        34        36
45,000 square feet                                  150       132       112
58,000 square feet                                   52        52        42
-------------------------------------------------------------------------------
Total number of stores at year end                  284       272       251
Average store size (in square feet)              43,200    42,800    41,400



20      Best Buy Co., Inc.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Inventories at the end of fiscal 1998 were $1.06 billion, a decline of $71 million as compared to the end of fiscal 1997 and $140 million below fiscal 1996 year end. The lower levels of inventory, which includes the addition of 33 stores in the past two years, is the result of a faster turning assortment of products.

Trade receivables at the end of fiscal 1998 were $95.7 million, an increase of $16.1 million compared to the prior year end, principally due to the significant increase in volume in the fourth quarter of fiscal 1998, as comparable store sales increased 17% in that period. Trade receivables include primarily credit card and vendor-related receivables. Receivables from sales on the Company's private label credit card are sold to third parties, without recourse, and the Company does not bear any risk of loss with respect to these receivables. Refundable and deferred income taxes decreased as a result of the increase in the Company's taxable income in fiscal 1998. Trade payables, including those classified as financing obligations, increased as compared to the prior fiscal year end due to the higher volume of purchases supporting the fiscal 1998 fourth-quarter sales levels and the improved inventory turns. Accrued liabilities increased compared to the prior year end as a result of expenses associated with various strategic initiatives, compensation related to the improved financial performance of the Company and the higher levels of business activity.

Deferred revenues related to extended service contracts recognized in fiscal 1998 were $24.6 million compared to $30.8 million in fiscal 1997, as the deferral continues to decline following the Company's decision to insure these obligations, beginning in the fourth quarter of fiscal 1996. Revenues from that time forward are recognized at the time of sale, rather than over the life of the contract. Other long-term liabilities primarily include real estate-related expenses for the difference between the recognition of rent expense for accounting purposes and the terms of the leases.

Capital spending in fiscal 1998 was $72 million compared to $88 million in fiscal 1997 and $126 million in fiscal 1996. The slower rate of store expansion in fiscal 1998 resulted in a lower level of capital spending as compared to the preceding years. In addition to the 13 new stores and five remodeled or relocated stores in fiscal 1998, the Company completed a number of merchandising projects, including the reduction in square footage allocated to the assortment of recorded music and the addition of the new "high touch" area in the stores. In fiscal 1998, the Company also purchased approximately $10 million in equipment that had been leased through the Company's master lease facility. The purchase of these assets was financed through a $10 million intermediate-term loan. In fiscal 1997 the Company obtained intermediate-term equipment financing totaling $21 million and refinanced its corporate headquarters facility with a $12 million, 15-year mortgage loan.

Recoverable costs from developed properties declined $45 million in fiscal 1998 as store development slowed and improved conditions for the sale of the Company's real estate resulted in the sale and leaseback of essentially all owned operating locations. In the past two years the Company has sold and leased back 22 retail locations and one distribution center which it had developed. In addition to the sale of owned property, in fiscal 1998 the Company secured long-term lease financing of all of the properties in its master lease facility. This facility, which was used to support the development of approximately $125 million of store and distribution center expansion in fiscal 1995 and 1996, had an underlying bank credit facility which was scheduled to mature in September 1998.

In May 1997, the Company reduced the capacity of its revolving credit facility from $550 million to $365 million, based upon lower anticipated usage. The rapid improvement in inventory turns and higher-than-anticipated sales volumes resulted in essentially no borrowings under the facility in fiscal 1998. This facility matures in June 1998. Management intends to have a new $200 to $250 million, 2 year facility in place by the expiration date of the existing facility.

On March 10, 1998, the Company announced that it was exercising its right to cause the conversion rights of the Company's $230 million of preferred securities to expire. These securities pay monthly distributions at an annual rate of 6.5%. Until April 24, 1998, these securities were convertible into the equivalent of approximately 10.2 million shares of the Company's common stock, as adjusted for the two-for-one stock split in May 1998. Through that date, 99% of the securities had been converted resulting in issuance of 10.1 million post-split common shares. The Company has the right to redeem the remaining outstanding preferred securities for $50 in cash per security. As a result of the conversion, shareholders' equity was increased to nearly $780 million.

The acceleration in store growth to 25 stores, a significant investment in information systems and construction of a new distribution facility is expected to increase capital spending in fiscal 1999 to approximately $140 million, exclusive of amounts expected to be recovered through subsequent sales and leasebacks. The new distribution center in Dinuba, California replaces a leased facility. This facility, which will be approximately 650,000 square feet, is expected to open in March 1999. The Company expects that this level of capital growth will be funded through earnings and depreciation. Management also believes that the working capital requirements to support the inventories for the new stores can be funded through the anticipated further improvement in inventory turns.

Management believes that the cash generated by expected results of operations and cash and short-term investments on hand will be sufficient to meet the Company's anticipated needs for the coming year. The expected new revolving credit facility would be available for additional working capital needs or opportunities.


                                                       Best Buy Co., Inc.     21

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

QUARTERLY RESULTS AND SEASONALITY
Similar to most retailers, the Company's business is seasonal. Revenues and earnings are lower during the first half of each fiscal year and are greater during the second half, which includes the holiday selling season. The timing of new store openings and general economic conditions may affect future quarterly results of the Company.

The following table sets forth the Company's unaudited quarterly operating results for each quarter of fiscal 1998 and 1997. Results for the quarter ended Nov. 30, 1996, include a $15 million pre-tax charge related to the write-down of certain inventories, primarily personal computers, to expected net realizable values. Results for the quarter ended March 1, 1997, include a $10 million pre-tax charge mainly as a result of the Company's decision to reduce its assortment of recorded music. Per share amounts are on a diluted basis, and have been restated to reflect SFAS 128.


($ in thousands, except per share amounts)

FISCAL 1998                                      MAY 31        AUG. 30        NOV. 29        FEB. 28
                                                   1997           1997           1997           1998
--------------------------------------------------------------------------------------------------------
Revenues                                    $ 1,606,551    $ 1,793,204    $ 2,106,361    $ 2,852,096
Gross profit                                    247,883        288,908        337,890        457,457
Operating income                                  5,216         19,926         52,919        108,797
Net earnings (loss)                              (2,639)         6,648         26,418         64,026
Net earnings (loss) per share                      (.03)           .07            .29            .65

FISCAL 1997                                      JUNE 1        AUG. 31        NOV. 30        MARCH 1
                                                   1996           1996           1996           1997
--------------------------------------------------------------------------------------------------------
Revenues                                    $ 1,637,184    $ 1,778,640    $ 2,007,324    $ 2,347,535
Gross profit                                    232,650        251,666        248,768        325,797
Operating income (loss)                          12,952         19,684         (3,110)        23,680
Net earnings (loss)                                 409          3,788        (10,973)         8,524
Net earnings (loss) per share                       .01            .04           (.13)           .10



COMMON STOCK PRICES

QUARTER                                             1ST            2ND            3RD            4TH
--------------------------------------------------------------------------------------------------------
FISCAL 1998
 High                                          $ 7 3/16        $ 8 3/4       $ 15 1/8     $ 30 19/32
 Low                                             4 5/16          5 5/8         8 7/16        14 9/16

FISCAL 1997
 High                                          $ 11 1/2       $ 13 1/8       $ 11 7/8       $ 7 3/16
 Low                                             8 3/16        8 11/16         6 1/16        3 15/16


Best Buy's common stock is traded on the New York Stock Exchange, symbol BBY.
As of March 31, 1998, there were 1,508 holders of record of Best Buy common stock. The Company has not historically paid cash dividends on its common stock.


SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT
The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements to encourage companies to provide prospective information about their companies. With the exception of historical information, the matters discussed in the Annual Report are forward-looking statements that involve risks and uncertainties. Such risks and uncertainties include, among other things, the Company's expectations regarding the economy, future sales volumes, profit margins, the impact of labor markets and new product introductions on the Company's overall profitability. Reference is made to the Company's Current Report on Form 8-K, wherein the Company has identified additional important factors that could cause actual results to differ materially from those contemplated by the statements made herein.


PER SHARE AMOUNTS IN THE ABOVE TABLES HAVE BEEN ADJUSTED FOR A TWO-FOR-ONE STOCK SPLIT IN MAY 1998.


22     Best Buy Co., Inc.

CONSOLIDATED BALANCE SHEETS
$ IN THOUSANDS, EXCEPT PER SHARE AMOUNTS


ASSETS                                                 FEB. 28         MARCH 1
                                                          1998            1997
-------------------------------------------------------------------------------
Current Assets
  Cash and cash equivalents                         $  520,127      $   89,808

  Receivables                                           95,702          79,581

  Recoverable costs from developed properties            8,215          53,485

  Merchandise inventories                            1,060,788       1,132,059

  Refundable and deferred income taxes                  16,650          25,560

  Prepaid expenses                                       8,795           4,542

                                                  -----------------------------
    Total current assets                             1,710,277       1,385,035





Property and Equipment
  Land and buildings                                    19,977          18,000

  Leasehold improvements                               160,202         148,168

  Furniture, fixtures and equipment                    372,314         324,333

  Property under capital leases                         29,079          29,326
                                                  -----------------------------
                                                       581,572         519,827

  Less accumulated depreciation and amortization       248,648         188,194
                                                  -----------------------------
    Net property and equipment                         332,924         331,633





Other Assets                                            13,145          17,639
                                                  -----------------------------

    Total Assets                                    $2,056,346      $1,734,307
                                                  -----------------------------
                                                  -----------------------------



LIABILITIES AND                                        FEB. 28      MARCH 1
SHAREHOLDERS' EQUITY                                      1998      1997
-------------------------------------------------------------------------------
Current Liabilities
  Accounts payable                                  $  727,087      $  487,802

  Obligations under financing arrangements              35,565         127,510

  Accrued salaries and related expenses                 48,772          33,663

  Accrued liabilities                                  163,744         122,611

  Income taxes payable                                  24,608

  Deferred service plan revenue                         18,975          24,602

  Current portion of long-term debt                     14,925          21,391
                                                  -----------------------------
    Total current liabilities                        1,033,676         817,579

Deferred Income Taxes                                    7,095           3,578

Deferred Revenue and Other Liabilities                  17,578          28,210

Long-Term Debt                                         210,397         216,625

Convertible Preferred Securities of Subsidiary         229,854         230,000

Shareholders' Equity
  Preferred stock, $1.00 par value:
     Authorized - 400,000 shares;
     Issued and outstanding - none
  Common stock, $.10 par value:
     Authorized - 120,000,000 shares;
     Issued and outstanding 89,252,000
     and 86,574,000 shares, respectively                 4,463           4,329
  Additional paid-in capital                           266,144         241,300
  Retained earnings                                    287,139         192,686
                                                  -----------------------------

    Total shareholders' equity                         557,746         438,315
                                                  -----------------------------


    Total Liabilities and Shareholders' Equity      $2,056,346      $1,734,307
                                                  -----------------------------
                                                  -----------------------------


SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.


                                                       Best Buy Co., Inc.     23

CONSOLIDATED STATEMENTS OF EARNINGS
$ IN THOUSANDS, EXCEPT PER SHARE AMOUNTS


FOR THE FISCAL YEARS ENDED                                               FEB. 28        MARCH 1        MARCH 2
                                                                            1998           1997           1996
------------------------------------------------------------------------------------------------------------------
Revenues                                                              $8,358,212     $7,770,683     $7,217,448

Cost of goods sold                                                     7,026,074      6,711,802      6,280,877
                                                                     ---------------------------------------------


Gross profit                                                           1,332,138      1,058,881        936,571

Selling, general and administrative expenses                           1,145,280      1,005,675        813,988
                                                                     ---------------------------------------------


Operating income                                                         186,858         53,206        122,583

Interest expense, net                                                     33,005         50,338         43,594
                                                                     ---------------------------------------------


Earnings before income taxes                                             153,853          2,868         78,989

Income taxes                                                              59,400          1,120         30,970
                                                                     ---------------------------------------------


Net Earnings                                                          $   94,453     $    1,748     $   48,019
                                                                     ---------------------------------------------
                                                                     ---------------------------------------------


Basic Earnings Per Share                                              $     1.08     $      .02     $      .56

Diluted Earnings Per Share                                            $     1.04     $      .02     $      .55

Basic Weighted Average Common Shares Outstanding (000's)                  87,708         86,344         85,240

Diluted Weighted Average Common Shares Outstanding (000's)               100,126         87,246         86,966




SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.


24     Best Buy Co., Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS
$ IN THOUSANDS


FOR THE FISCAL YEARS ENDED                                                    FEB. 28        MARCH 1        MARCH 2
                                                                                 1998           1997           1996
----------------------------------------------------------------------------------------------------------------------
Operating Activities
     Net earnings                                                          $   94,453     $    1,748     $   48,019
     Charges to earnings not affecting cash:
        Depreciation and amortization                                          68,330         66,844         54,862
        Other                                                                   3,254            468          1,267
                                                                         ---------------------------------------------
                                                                              166,037         69,060        104,148
     Changes in operating assets and liabilities:
     Receivables                                                              (16,121)        41,857        (36,998)
     Merchandise inventories                                                   71,271         69,083       (293,465)
     Prepaid taxes and expenses                                                 4,657          8,174        (16,273)
     Accounts payable                                                         239,285       (186,050)       278,515
     Other liabilities                                                         68,103          4,792         63,589
     Income taxes                                                              33,759          3,579        (12,004)
     Deferred revenue                                                         (24,603)       (30,845)        12,008
                                                                         ---------------------------------------------
        Total cash provided by (used in) operating activities                 542,388        (20,350)        99,520
                                                                         ---------------------------------------------

Investing Activities
     Additions to property and equipment                                      (72,063)       (87,593)      (126,201)
     Decrease (increase) in recoverable costs from developed properties        45,270         72,752        (40,015)
     Decrease (increase) in other assets                                        4,494         (5,593)         7,712
                                                                         ---------------------------------------------
        Total cash used in investing activities                               (22,299)       (20,434)      (158,504)
                                                                         ---------------------------------------------

Financing Activities
     (Decrease) increase in obligations under financing arrangements          (91,945)        33,559         12,196
     Long-term debt borrowings                                                 10,000         33,542
     Long-term debt payments                                                  (22,694)       (25,694)       (14,600)
     Common stock issued                                                       14,869          2,740          3,133
                                                                         ---------------------------------------------
        Total cash (used in) provided by financing activities                 (89,770)        44,147            729
                                                                         ---------------------------------------------

Increase (Decrease) in Cash and Cash Equivalents                              430,319          3,363        (58,255)

Cash and Cash Equivalents at Beginning of Period                               89,808         86,445        144,700
                                                                         ---------------------------------------------

Cash and Cash Equivalents at End of Period                                 $  520,127     $   89,808     $   86,445
                                                                         ---------------------------------------------
                                                                         ---------------------------------------------



SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

25     Best Buy Co., Inc.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND INDEPENDENT AUDITOR'S REPORT $ IN THOUSANDS

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


                                                                 ADDITIONAL
                                                      COMMON        PAID-IN       RETAINED
                                                       STOCK        CAPITAL       EARNINGS
---------------------------------------------------------------------------------------------
Balances at Feb. 25, 1995                             $4,221       $228,982       $142,919
Stock options exercised                                   63          3,070
Tax benefit from stock options exercised                              4,340
Net earnings                                                                        48,019
                                                   ------------------------------------------

Balances at
March 2, 1996                                          4,284        236,392        190,938
Stock options exercised                                   45          2,695
Tax benefit from stock options exercised                              2,213
Net earnings                                                                         1,748
                                                   ------------------------------------------

Balances at
March 1, 1997                                          4,329        241,300        192,686
Stock options exercised                                  134         14,056
Tax benefit from stock options exercised                             10,642
Conversion of preferred securities                                      146
Net earnings                                                                        94,453
                                                   ------------------------------------------

Balances at
Feb. 28, 1998                                         $4,463       $266,144       $287,139
                                                   ------------------------------------------
                                                   ------------------------------------------


INDEPENDENT AUDITOR'S REPORT
Shareholders and Board of Directors
Best Buy Co., Inc.

We have audited the accompanying consolidated balance sheets of Best Buy Co., Inc. as of February 28, 1998, and March 1, 1997, and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the three years in the period ended February 28, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Best Buy Co., Inc. at February 28, 1998, and March 1, 1997, and the consolidated results of its operations and its cash flows for each of the three years in the period ended February 28, 1998, in conformity with generally accepted accounting principles.

                                            /s/ Ernst & Young LLP

Minneapolis, Minnesota
March 31, 1998

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

26     Best Buy Co., Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
$ IN THOUSANDS, EXCEPT PER SHARE AMOUNTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
DESCRIPTION OF BUSINESS:
The Company operates in a single business segment, selling personal computers and other home office products, consumer electronics, entertainment software, major appliances and related accessories through its retail stores.

BASIS OF PRESENTATION:
The consolidated financial statements include the accounts of Best Buy Co., Inc. and its subsidiaries. Significant intercompany accounts and transactions have been eliminated.

CASH AND CASH EQUIVALENTS:
The Company considers all short-term investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents are carried at cost, which approximates market value.

RECOVERABLE COSTS FROM DEVELOPED PROPERTIES:
The costs of acquisition and development of properties which the Company intends to sell and lease back or recover from landlords within one year are included in current assets.

MERCHANDISE INVENTORIES:
Merchandise inventories are recorded at the lower of average cost or market.

PROPERTY AND EQUIPMENT:
Property and equipment are recorded at cost. Depreciation, including amortization of property under capital leases, is computed on the straight-line method over the estimated useful lives of the assets or, in the case of leasehold improvements, over the shorter of the estimated useful lives or lease terms. The Company evaluates potential losses on impairment of long-lived assets used in operations on a location by location basis when indicators of impairment are present. A loss is recorded when an asset's carrying value exceeds the undiscounted cash flows from the asset.

PRE-OPENING COSTS:
Costs incurred in connection with the opening of new stores are expensed in the year the store is opened. Pre-opening costs were $3,500, $5,800 and $10,700 in fiscal 1998, 1997 and 1996, respectively.

ADVERTISING COSTS:
Advertising costs, included in selling, general and administrative expenses, are expensed as incurred.

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

EARNINGS PER SHARE:
The Company has adopted and retroactively applied the requirements of Statement of Financial Accounting Standards (SFAS) No. 128 "Earnings Per Share" to all periods presented. This change did not have a material impact on the computation of the earnings per share data.

Basic earnings per share is computed based on the weighted average number of common shares outstanding during each period. Diluted earnings per share includes the incremental shares assumed issued on the exercise of stock options and assumes that the convertible preferred securities are converted into common stock and the interest expense thereon, net of related taxes, is added back to net earnings when such conversion results in dilution All common share and per share information has been adjusted to reflect a two-for-one stock split in May 1998.

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

FISCAL YEAR:
The Company's fiscal year ends on the Saturday nearest the end of February. Fiscal 1998 and 1997 contained 52 weeks, and fiscal 1996 contained 53 weeks.

RECLASSIFICATIONS:
Certain prior year amounts have been reclassified to conform to current year presentation.

2. OBLIGATIONS UNDER FINANCING ARRANGEMENTS
The Company has a $200,000 inventory financing credit line, which increases to $325,000 on a seasonal basis. Borrowings are collateralized by a security interest in certain merchandise inventories approximating the outstanding borrowings. The terms of this arrangement allow the Company to extend the due dates of invoices beyond their normal terms. Amounts extended generally bear interest at a rate approximating the prime rate. The line has provisions that give the financing source a portion of the cash discounts provided by the manufacturers.


                                                       Best Buy Co., Inc.     27

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
$ IN THOUSANDS, EXCEPT PER SHARE AMOUNTS

3. Borrowings


                                                     FEB. 28        MARCH 1
                                                        1998           1997
------------------------------------------------------------------------------
Senior subordinated notes                         $  150,000     $  150,000
Subordinated notes                                    18,000         21,904
Equipment financing loans                             35,578         39,649
Corporate headquarters financing                      11,619         12,000
Obligations under capital leases                      10,125         14,463
                                                ------------------------------
                                                     225,322        238,016
Current portion of long-term debt                     14,925         21,391
                                                ------------------------------
                                                  $  210,397     $  216,625
                                                ------------------------------
                                                ------------------------------



CREDIT AGREEMENT:
The Company has a credit agreement (the "Agreement") that contains a bank revolving credit facility under which the Company can borrow up to $365,000. The Agreement provides that up to $250,000 of the facility is available at all times, and an additional $115,000 is available from July 1 to December 31. The Agreement expires in June 1998.

Borrowings under the facility are unsecured. Interest on borrowings is at rates specified in the Agreement, as elected by the Company. The Company also pays certain commitment and agent fees.

The Agreement contains covenants that require maintenance of certain financial ratios and place limits on owned real estate and capital expenditures. The Agreement also provides that once a year, for a period of not less than 45 days thereafter, the aggregate principal amount outstanding is limited to $50,000. There were no balances outstanding under the facility at February 28, 1998, or March 1, 1997. The weighted average interest rate under the Company's current and prior credit agreements was 8.67%, 6.86% and 7.11% for the fiscal years 1998, 1997 and 1996, respectively.

SENIOR SUBORDINATED NOTES:
The Company has $150,000 of senior subordinated notes outstanding. The notes mature on October 1, 2000, and bear interest at 8.63%. The Company may, at its option, prepay the notes at 102.50% of par after September 30, 1998, or at 101.25% of par after September 30, 1999. The Company may be required to offer early redemption in the event of a change in control, as defined.

The notes are unsecured and subordinate to the prior payment of all senior debt, which approximates $147,800 at February 28, 1998. The indenture also contains provisions, which limit the amount of additional borrowings the Company may incur and limit the Company's ability to pay dividends and make other restricted payments.

SUBORDINATED NOTES:
The Company has an $18,000 unsecured, subordinated note outstanding which bears interest at 9.95% and matures on July 30, 1999. In addition, the Company had $3,904 of unsecured, subordinated notes bearing interest at 9.00% which matured and were paid on June 15, 1997.

EQUIPMENT FINANCING LOANS:
The equipment financing loans require monthly or quarterly payments and have maturity dates between March 1998 and March 2001. Interest rates on these loans range from 5.65% to 9.41%. Furniture and fixtures with a book value of $28,400 are pledged against these loans.

OBLIGATIONS UNDER CAPITAL LEASES:
The present value of future minimum lease payments relating to certain equipment and a distribution center has been capitalized. The capitalized cost was approximately $29,000 both at February 28, 1998, and March 1, 1997. The net book value of assets under capital leases was $10,200 and $13,900 at February 28, 1998, and March 1, 1997, respectively. Assets acquired under capital leases were $0, $300 and $3,500 in fiscal 1998, 1997 and 1996, respectively.

CORPORATE HEADQUARTERS FINANCING:
The Company's corporate headquarters is financed with a 15-year mortgage at an interest rate of 8.40%.

During fiscal 1998, 1997 and 1996, interest paid (net of amounts capitalized) totaled $37,700, $50,900 and $44,800, respectively. The fair value of the Company's senior subordinated notes was $153,400 at February 28, 1998, based on quoted market prices. The fair value of all other financial instruments approximates carrying value.


FUTURE MATURITIES OF DEBT:
FISCAL YEAR                             CAPITAL LEASES           OTHER DEBT
------------------------------------------------------------------------------
1999                                         $   2,031           $   12,993
2000                                               586               29,594
2001                                             7,631              157,767
2002                                                18                4,251
2003                                                                  1,445
Thereafter                                                            9,147
                                         -------------------------------------
                                                10,266           $  215,197
Less amount representing interest                  141         ---------------
                                         ----------------      ---------------
Minimum lease payments                       $  10,125
                                         ----------------
                                         ----------------



28     Best Buy Co., Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
$ IN THOUSANDS, EXCEPT PER SHARE AMOUNTS

4. CONVERTIBLE PREFERRED SECURITIES OF SUBSIDIARY
In November 1994, the Company and Best Buy Capital, L.P. (Best Buy Capital), a special-purpose limited partnership in which the Company is the sole general partner, completed the public offering of 4,600,000 convertible monthly income preferred securities with a liquidation preference of $50 per security. The underwriting discount and expenses of the offering aggregated $7,700. The proceeds of the offering were loaned to the Company in exchange for a subordinated debenture with payment terms substantially similar to the preferred securities. Distributions on the securities are payable monthly at the annual rate of 6.50% of the liquidation preference and are included in interest expense in the consolidated financial statements. The securities are convertible into shares of the Company's common stock at the rate of 2.222 shares per security (equivalent to a conversion price of $22.50 per share). The preferred securities are subject to mandatory redemption in November 2024 at the liquidation preference price. The Company has the option to defer distributions on the securities for up to 60 months. A deferral of distributions may result in the conversion of the preferred securities into Series A Preferred Stock of the Company. The Company has the right to cause the conversion rights to expire any time after three years from the date of issuance in the event the Company's common stock price exceeds $27 per share for 20 out of 30 consecutive trading days. The common stock met this criteria in March 1998 and the Company issued notice to holders of the preferred securities that the conversion rights would expire on April 24, 1998.


5. SHAREHOLDERS' EQUITY
STOCK OPTIONS:
The Company currently sponsors two non-qualified stock option plans for employees and one non-qualified plan for directors. These plans provide for the issuance of up to 13,000,000 shares. Options may be granted only to employees or directors at option prices not less than the fair market value of the Company's common stock on the date of the grant. In addition, two plans expired in fiscal 1998 that still have outstanding options. At February 28, 1998, options to purchase 8,372,000 shares are outstanding under all of these plans.

Pursuant to Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation," the Company has elected to account for its stock option plans under the provisions of APB Opinion No. 25 "Accounting for Stock Issued to Employees." Accordingly, no compensation cost has generally been recognized for the stock option plans. The Company has evaluated the pro forma effects of Statement 123 and as such, net earnings, basic earnings per share and diluted earnings per share would have been as follows:


                                       1998           1997           1996
-----------------------------------------------------------------------------
Net Earnings
   As reported                     $ 94,453        $ 1,748       $ 48,019
   Pro forma                         88,614         (1,196)        46,052
Basic Earnings Per Share
   As reported                     $   1.08        $   .02       $    .56
   Pro forma                           1.01           (.01)           .54
Diluted Earnings Per Share
   As reported                     $   1.04        $   .02       $    .55
   Pro forma                            .98           (.01)           .53


The fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:




                                       1998           1997           1996
-----------------------------------------------------------------------------
Risk-free interest rate                6.8%           6.2%           6.9%
Expected dividend yield                  0%             0%             0%
Expected stock price volatility         60%            40%            40%
Expected life of options          4.2 years      4.3 years      4.2 years


The pro forma effect on net earnings and earnings per share is not representative of the pro forma net earnings in future years because it does not take into consideration pro forma compensation expense related to grants made prior to 1996.

The weighted average fair value of options granted during fiscal 1998, 1997 and 1996 used in computing pro forma compensation expense was $3.47, $2.52 and $4.87 per share, respectively.

In February 1997, the Company canceled 3,278,000 options, representing approximately half of the outstanding options granted to employees since April 1993, with exercise prices ranging from $5.60 to $19.10 and granted the same number of new options with an exercise price of $4.31. Options issued to the Company's CEO and president were not included in the repricing.


                                                       Best Buy Co., Inc.     29

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
$ IN THOUSANDS, EXCEPT PER SHARE AMOUNTS

Option activity for the last three fiscal years is as follows:


                                                         WEIGHTED AVERAGE
                                                           EXERCISE PRICE
                                            SHARES              PER SHARE
-----------------------------------------------------------------------------
Outstanding February. 25, 1995           7,540,000                $  7.82
      Granted                            2,944,000                  11.60
      Exercised                         (1,250,000)                  2.50
      Canceled                            (694,000)                 13.13
                                       -------------
Outstanding March 2, 1996                8,540,000                   9.47
      Granted                            5,330,000                   6.11
      Exercised                           (892,000)                  3.08
      Canceled                          (4,528,000)                 11.22
                                       -------------
Outstanding March 1, 1997                8,450,000                   7.09
      Granted                            3,860,000                   6.47
      Exercised                         (2,678,000)                  5.56
      Canceled                          (1,260,000)                  6.88
                                       -------------
Outstanding February 28, 1998            8,372,000                $  7.32
                                       -------------
                                       -------------


Excerscisable options at the end of fiscal 1998, 1997 and 1996 were 2,358,000, 2,930,000 and 4,652,000 respectively. The following table summarizes information concerning currently outstanding and exercisable options:


                                     WEIGHTED
                                      AVERAGE
                                    REMAINING          WEIGHTED                           WEIGHTED
        RANGE OF        NUMBER    CONTRACTUAL           AVERAGE          NUMBER            AVERAGE
 EXERCISE PRICES   OUTSTANDING    LIFE (YEARS)   EXERCISE PRICE     EXERCISABLE     EXERCISE PRICE
-----------------------------------------------------------------------------------------------------
       $0 to  $5     2,448,000           3.81            $ 4.31         700,000            $  4.31
       $5 to $10     4,208,000           7.81              6.71         612,000               7.09
      $10 to $15     1,156,000           2.52             11.60         606,000              11.60
      $15 to $20       560,000           1.10             16.22         440,000              16.22
-----------------------------------------------------------------------------------------------------
       $0 to $20     8,372,000           5.46            $ 7.32       2,358,000            $  9.13


EARNINGS PER SHARE:
In accordance with Statement of Financial Accounting Standards No. 128 "Earnings Per Share," the following table presents a reconciliation of the numerators and denominators of basic and diluted earnings per common share for the fiscal years 1998, 1997 and 1996:


                                                        1998           1997           1996
--------------------------------------------------------------------------------------------
Numerator:
Net earnings                                    $     94,453    $     1,748    $    48,019
Interest on preferred securities, net of tax           9,179
                                               ---------------------------------------------
Net earnings per share assuming dilution        $    103,632    $     1,748    $    48,019

Denominator:
Average common shares outstanding                 87,708,000     86,344,000     85,240,000
Effect of dilutive securities:
  Employee stock options                           2,202,000        902,000      1,726,000
  Preferred securities                            10,216,000
                                               ---------------------------------------------
Average common shares outstanding
  assuming dilution                              100,126,000     87,246,000     86,966,000

Basic earnings per share                        $       1.08    $       .02    $       .56
Diluted earnings per share                      $       1.04    $       .02    $       .55


6. OPERATING LEASE COMMITMENTS AND RELATED PARTY TRANSACTIONS
The Company conducts essentially all of its retail and distribution operations from leased locations. Transaction costs associated with the sale and leaseback of properties and any gain or loss are recognized over the term of the lease agreement. Proceeds from the sale/leaseback of properties are included in the net change in recoverable costs from developed properties. The Company also leases various equipment under operating leases. In addition, the Company had leased 17 stores and a distribution center, along with the related fixtures and equipment under a master lease agreement through February 1998. The initial terms of the leases under this agreement ranged from one to five years, and rent was variable based on interest rate options as selected by the Company. The leases on these properties were terminated in fiscal 1998 and the properties were re-leased under long-term leases. The Company purchased the fixtures and equipment from the lessor. The leases require payment of real estate taxes, insurance and common area maintenance. Most of the leases contain renewal options and escalation clauses, and several require contingent rents based on specified percentages of sales. Certain leases also contain covenants related to maintenance of financial ratios.

The composition of total rental expenses for all operating leases during the last three fiscal years, including leases of buildings and equipment, was as follows:


                                         1998           1997           1996
-----------------------------------------------------------------------------
Minimum rentals                      $161,500       $139,200       $105,300
Percentage rentals                        400            500            500
                                   ------------------------------------------
                                     $161,900       $139,700       $105,800
                                   ------------------------------------------
                                   ------------------------------------------



30     Best Buy Co., Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
$ IN THOUSANDS, EXCEPT PER SHARE AMOUNTS

As of February 28, 1998 three stores are leased from the Company's CEO and principal shareholder, his spouse, or partnerships in which he is a partner. Rent under these leases during the last three fiscal years and two additional stores, for which the leases expired in January 1996 and January 1998, was as follows:


                                         1998           1997           1996
------------------------------------------------------------------------------
Minimum rentals                        $1,000         $1,000         $1,100
Percentage rentals                        300            400            400
                                     -----------------------------------------
                                       $1,300         $1,400         $1,500
                                     -----------------------------------------
                                     -----------------------------------------


Future minimum lease obligations by year (not including percentage rentals) for all operating leases at February 28, 1998, are as follows:


FISCAL YEAR
--------------------------------------------------------------------------
1999                                              $  152,200
2000                                                 153,000
2001                                                 148,500
2002                                                 147,000
2003                                                 143,000
Later years                                        1,422,500


7. RETIREMENT SAVINGS PLAN
The Company has a retirement savings plan for employees meeting certain age and service requirements. The plan provides for a Company-matching contribution, which is subject to annual approval. This matching contribution was $2,100, $2,000 and $1,700 during fiscal 1998, 1997 and 1996, respectively.


8. INCOME TAXES
Following is a reconciliation of the provision for income taxes to the federal statutory rate:


                                         1998           1997           1996
------------------------------------------------------------------------------
Federal income tax
    at the statutory rate             $53,849         $1,004        $27,646
State income taxes,
    net of federal benefit              5,763            116          3,717
Tax exempt interest                    (1,038)
Jobs tax credit                                                        (574)
Other                                     826                           181
                                    ------------------------------------------
Provision for income taxes            $59,400         $1,120        $30,970
                                    ------------------------------------------
                                    ------------------------------------------
Effective tax rate                      38.6%          39.0%          39.2%
                                    ------------------------------------------
                                    ------------------------------------------


The provision for income taxes consists of the following:


                                         1998           1997           1996
------------------------------------------------------------------------------
Current:  Federal                    $ 50,950       $ (5,100)      $ 27,401
          State                         5,487           (581)         6,693
                                    ------------------------------------------
                                       56,437         (5,681)        34,094
                                    ------------------------------------------
Deferred: Federal                       2,687          6,103         (2,904)
          State                           276            698           (220)
                                    ------------------------------------------
                                        2,963          6,801         (3,124)
                                    ------------------------------------------
Provision for income taxes           $ 59,400       $  1,120       $ 30,970
                                    ------------------------------------------
                                    ------------------------------------------


Deferred taxes are the result of differences between the basis of assets and liabilities for financial reporting and income tax purposes. Significant deferred tax assets and liabilities consist of the following:


                                               FEB. 28              MARCH 1
                                                  1998                 1997
------------------------------------------------------------------------------
Accrued expenses                              $ 13,294             $  7,579
Deferred service plan revenue                    9,125               18,811
Compensation and benefits                        2,554                3,375
Inventory                                        1,872
Other - net                                        350                  159
                                             ---------------------------------
   Total deferred tax assets                    27,195               29,924
                                             ---------------------------------
Property and equipment                          17,067               15,697
Other - net                                        573                3,356
                                             ---------------------------------
   Total deferred tax liabilities               17,640               19,053
                                             ---------------------------------
Net deferred tax assets                       $  9,555             $ 10,871
                                             ---------------------------------
                                             ---------------------------------


The Internal Revenue Service (IRS) has taken a position that interest on securities such as the subordinated debenture referred to in Note 4 is not deductible for federal income tax purposes. The Company believes that the interest is deductible and intends to contest the IRS' position. Income taxes paid (received) were $12,700, ($8,600) and $45,900 in fiscal 1998, 1997 and
1996, respectively.


9. LEGAL PROCEEDINGS
The Company is involved in various legal proceedings arising during the normal course of conducting business. Management believes that the resolution of these proceedings will not have any material adverse impact on the Company's financial statements.


                                                       Best Buy Co., Inc.     31