Form 10-K, Exhibit 13
period 1999-02-27
BEST BUY CO INC
filed 1999-05-27
CIK 764478

               SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

$ IN THOUSANDS, EXCEPT PER SHARE AMOUNTS

                                   ---------------
FISCAL PERIOD(1)                            1999            1998           1997           1996           1995
-----------------------------------------------------------------------------------------------------------------------
STATEMENT OF EARNINGS DATA
  Revenues                           $10,077,906      $8,358,212     $7,770,683     $7,217,448     $5,079,557
  Gross profit                         1,827,783       1,332,138      1,058,881        936,571        690,393
  Selling, general and
   administrative expenses             1,463,281       1,145,280      1,005,675        813,988        568,466
  Operating income                       364,502         186,858         53,206        122,583        121,927
  Earnings before cumulative effect
   of accounting change                  224,437          94,453          1,748         48,019         57,651
  Net earnings (loss)                    224,437          94,453          1,748         48,019         57,651

PER SHARE DATA(2)
  Earnings before cumulative effect
   of accounting change              $      1.07      $      .52     $      .01     $      .28     $      .32
  Net earnings (loss)                       1.07             .52            .01            .28            .32
  Common stock price: High                    49        15 19/64         6 9/16        7 13/32        11 5/16
                      Low                 14 3/4          2 5/32        1 31/32         3 3/16        5 17/32

OPERATING AND OTHER DATA
  Comparable store sales change(3)         13.5%            2.0%         (4.7%)           5.5%          19.9%
  Number of stores (end of period)           311             284            272            251            204
  Average revenues per store(4)      $    33,700      $   29,700     $   29,300     $   31,100       $ 28,400
  Gross profit percentage                  18.1%           15.9%          13.6%          13.0%          13.6%
  Selling, general and administrative
   expense percentage                      14.5%           13.7%          12.9%          11.3%          11.2%
  Operating income percentage               3.6%            2.2%            .7%           1.7%           2.4%
  Inventory turns(5)                        6.6x            5.6x           4.6x           4.8x           4.7x

BALANCE SHEET DATA (AT PERIOD END)
  Working capital                     $  676,184      $  676,601     $  567,456     $  586,841     $  609,049
  Total assets                         2,512,493       2,056,346      1,734,307      1,890,832      1,507,125
  Long-term debt, including
   current portion                        60,597         225,322        238,016        229,855        240,965
  Convertible preferred securities            --         229,854        230,000        230,000        230,000
  Shareholders' equity                 1,064,134         557,746        438,315        431,614        376,122
-----------------------------------------------------------------------------------------------------------------------
                                   ---------------

THIS TABLE SHOULD BE READ IN CONJUNCTION WITH MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION, BEGINNING ON PAGE 22, AND THE CONSOLIDATED FINANCIAL STATEMENTS AND NOTES, BEGINNING ON PAGE 29.

(1) FISCAL 1990 CONTAINED APPROXIMATELY 11 MONTHS BECAUSE THE COMPANY CHANGED ITS FISCAL YEAR TO A 52/53 WEEK PERIOD ENDING ON THE SATURDAY NEAREST THE END OF FEBRUARY. FISCAL 1996 CONTAINED 53 WEEKS. ALL OTHER PERIODS PRESENTED CONTAINED 52 WEEKS.

(2) EARNINGS PER SHARE IS SHOWN ON A DILUTED BASIS AND REFLECTS TWO-FOR-ONE STOCK SPLITS IN MARCH 1999, MAY 1998 AND APRIL 1994 AND A THREE-FOR-ONE STOCK SPLIT IN SEPTEMBER 1993.

(3)  COMPARABLE STORES ARE STORES OPEN AT LEAST 14 FULL MONTHS.

(4) AVERAGE REVENUES PER STORE ARE BASED UPON TOTAL REVENUES FOR THE PERIOD DIVIDED BY THE WEIGHTED AVERAGE NUMBER OF STORES OPEN DURING SUCH PERIOD.

(5) INVENTORY TURNS ARE CALCULATED BASED UPON A MONTHLY AVERAGE OF INVENTORY BALANCES.

(6) DURING FISCAL 1994, THE COMPANY ADOPTED SFAS NO. 109, "ACCOUNTING FOR INCOME TAXES," RESULTING IN A CUMULATIVE EFFECT ADJUSTMENT OF ($425) OR ($.01) PER SHARE.

(7) DURING FISCAL 1991, THE COMPANY CHANGED ITS METHOD OF ACCOUNTING FOR SERVICE PLANS, RESULTING IN A CUMULATIVE EFFECT ADJUSTMENT OF ($13,997) OR ($.15) PER SHARE.


BEST BUY CO., INC.                                                           20

             1994(6)              1993             1992           1991(7)             1990
------------------------------------------------------------------------------------------
         $ 3,006,534       $ 1,619,978      $   929,692       $   664,823       $  512,850
             456,925           284,034          181,062           141,657          120,341

             379,747           248,126          162,286           130,681          107,194
              77,178            35,908           18,776            10,976           13,147

              41,710            19,855            9,601             4,540            5,683
              41,285            19,855            9,601            (9,457)           5,683



         $       .26       $       .14      $       .08       $       .05       $      .06
                 .25               .14              .08              (.10)             .06
             7 55/64           3 59/64          2 61/64             59/64            47/64
             2 23/32           1 11/64            43/64               3/8            15/32


               26.9%             19.4%            14.0%              1.0%              .3%
                 151               111               73                56               49
         $    22,600       $    17,600      $    14,300       $    12,400       $   11,500
               15.2%             17.5%            19.5%             21.3%            23.5%

               12.6%             15.3%            17.5%             19.7%            20.9%
                2.6%              2.2%             2.0%              1.6%             2.6%
                5.0x              4.8x             5.1x              4.5x             3.7x


         $   362,582       $   118,921      $   126,817       $    64,623       $   78,398
             952,494           439,142          337,218           185,528          156,787

             219,710            53,870           52,980            35,695           35,283
                  --                --               --                --               --
             311,444           182,283          157,568            56,741           66,150
------------------------------------------------------------------------------------------


FISCAL 1999 BEST BUY ANNUAL REPORT                                            21

                MANAGEMENT'S DISCUSSION & ANALYSIS OF RESULTS OF
                       OPERATIONS AND FINANCIAL CONDITION

RESULTS OF OPERATIONS

Fiscal 1999 was an outstanding year, as the Company surpassed $10 billion in revenues and generated record earnings. For the fiscal year ended February 27, 1999, earnings were $224.4 million, compared to $94.5 million in fiscal 1998 and $1.7 million in fiscal 1997. Earnings per share on a diluted basis were $1.07 in fiscal 1999, $.52 in fiscal 1998 and $.01 in fiscal 1997, and reflect two-for-one stock splits on March 18, 1999 and May 26, 1998. The record results can be attributed to the success of initiatives to increase profitability through improvements in inventory management, retail operations and marketing execution. These improvements enabled the Company to effectively capitalize on strong consumer spending in fiscal 1999, nearly doubling operating income over fiscal 1998 to $365 million. In addition, in fiscal 1999, the Company reduced its long-term debt by more than $380 million, contributing to a decrease in net interest of $33 million as compared to the previous year.

The following table presents selected revenue data for each of the last three fiscal years ($ in thousands).

                                    -------------
                                            1999                     1998                    1997
---------------------------------------------------------------------------------------------------
Revenues                             $10,077,906               $8,358,212              $7,770,683
Percentage increase in revenues              21%                       8%                      8%
Comparable store sales change              13.5%                     2.0%                   (4.7%)
Average revenues per store           $    33,700               $   29,700              $   29,300
                                    -------------

Sales in fiscal 1999 increased 21% to $10.078 billion, compared to $8.358 billion in fiscal 1998, principally due to the 13.5% increase in comparable store sales, the addition of 28 new stores and a full year of operations at the 13 stores opened in fiscal 1998. The comparable store sales gain was the result of strong consumer spending, market share gains and improvements in the Company's operating model. Double-digit comparable store sales gains occurred in each quarter of fiscal 1999 as all major categories generated comparable store sales increases. Increased affordability of products, including personal computers and consumer electronics, contributed to the sales increase along with strong consumer response to new technology such as Digital Versatile Disc (DVD), digital phones and digital cameras. The Company gained market share in fiscal 1999 as a result of more effective advertising, better product in-stock positions and a more customer-focused product assortment, as well as the continued consolidation and closing of competing retailers. New stores opened in fiscal 1999 included entry into the New England market with eight stores; Nashville, TN, with three stores; and one store each in Syracuse, NY; Charleston, SC; and Wausau, WI. The other new stores were opened in existing markets.

Fiscal 1998 sales were 8% higher than the $7.771 billion reported in fiscal 1997, as comparable store sales increased 2.0% and results for the year included 13 new stores and a full year of operations at the 21 stores opened in fiscal 1997. The comparable store sales gain was the result of increased consumer demand, particularly in the second half of the year, as well as improved retail selling strategies. Increased sales of entertainment software due to new technology in video games and consumer demand for new titles in both recorded music and computer software also contributed to the comparable store sales increase in fiscal 1998.

The following table shows the Company's retail store sales mix by major product category for each of the past three fiscal years.

                                    -------------
                                            1999                     1998                    1997
---------------------------------------------------------------------------------------------------
Home Office                                  36%                      38%                     39%
Consumer Electronics - Video                 16%                      15%                     17%
Consumer Electronics - Audio                 11%                      11%                     12%
Entertainment Software                       20%                      20%                     18%
Appliances                                    8%                       9%                      9%
Other                                         9%                       7%                      5%
---------------------------------------------------------------------------------------------------
Total                                       100%                     100%                    100%
                                    -------------


BEST BUY CO., INC.                                                           22

                MANAGEMENT'S DISCUSSION & ANALYSIS OF RESULTS OF
                       OPERATIONS AND FINANCIAL CONDITION


Sales in the home office product category continued to grow in fiscal 1999, although the category declined from 38% of total sales in fiscal 1998 to 36% in fiscal 1999. Sales of personal computers increased over the previous year as an increase in units sold more than offset the 16% decline in average selling price. The introduction of computer packages below $1,000 and the increasing popularity of the Internet attracted new, as well as second-time, computer buyers. More effective management of the transition to new models led to a product offering that better satisfied consumer demand. Higher unit volumes, combined with improved merchandising and selling strategies, resulted in higher sales of the additional products and services that complement the sale of computer hardware and generate additional profit from the computer sale transaction. The Company's new configure-to-order process for personal computers enabled expansion of the computer assortment to satisfy more knowledgeable computer buyers. Increased sales of digital phones, pagers and other new technology products were also factors in the overall increase in this category.

Sales of digital technology and products that enhance the consumer's home theater experience drove the video and audio product categories' sales growth in fiscal 1999. Sales of televisions, particularly big-screen televisions which became more affordable in fiscal 1999 as unit prices decreased, generated double-digit comparable store sales increases as consumers sought a richer listening and viewing experience. Camcorder and digital satellite system sales increased in fiscal 1999 driven by lower selling prices, product improvements and sales assistance provided to the customer in the stores' "high touch" sales area. Lower selling prices and an increased assortment of DVD movie titles resulted in rapid consumer acceptance of DVD hardware. DVD represents one of the initial products in consumer electronics to transition from analog to digital technology. The Company introduced Digital Television (DTV) to its customers in selected markets in fiscal 1999. DTV represents a significant opportunity for future growth, although the high initial selling prices for this new technology will likely result in only a minimal impact on total sales in fiscal 2000.

Sales of entertainment software, which includes recorded music and movies, computer software and video games, maintained its sales growth rate with a 24% increase in sales in fiscal 1999 as compared to fiscal 1998. Sales of recorded music were driven by a higher demand for new releases. Sales of DVD movies and video game software and equipment also contributed to the overall sales increase. Strong new movie releases such as "Titanic" also contributed to the sales gains. DVD software sales grew significantly in fiscal 1999 due to the increase in DVD players sold and the growth in available DVD titles from 500 to over 1,500. Video game software and peripherals sales increased as a result of the continued growth of the Nintendo 64 and Sony Playstation formats. The Company also began selling recorded music and DVD movies on its Internet shopping site in fiscal 1999. While not generating significant sales volume, management believes the Internet is another revenue growth opportunity.

The major appliance product category generated a double-digit comparable store sales increase in fiscal 1999, performing better than the industry as a whole. The addition of the Whirlpool appliance line in the second quarter of fiscal 1999 strengthened the Company's appliance assortment. A strong economy, faster product turns and better service levels all contributed to increased sales.


FISCAL 1999 BEST BUY ANNUAL REPORT                                            23

                MANAGEMENT'S DISCUSSION & ANALYSIS OF RESULTS OF
                       OPERATIONS AND FINANCIAL CONDITION


The "other" category includes sales of Performance Service Plans (PSPs), which increased from 3.0% of sales in fiscal 1998 to 3.7% of sales in fiscal 1999 as a result of the continued focus on the presentation of plans to customers and higher product sales across all categories. Higher quality, more affordable digital cameras, the expansion of the Company's ready-to-assemble furniture assortment and better merchandising of consumables, such as blank tapes, also contributed to the overall sales gains in this category.

COMPONENTS OF OPERATING INCOME
The following table shows selected operating ratios as a percentage of sales for the last three fiscal years.

                                             -------------
                                                    1999                     1998                    1997
---------------------------------------------------------------------------------------------------------
Gross profit margin                                18.1%                    15.9%                   13.6%
Selling, general and administrative expenses       14.5%                    13.7%                   12.9%
Operating income                                    3.6%                     2.2%                     .7%
                                             -------------

Gross profit margin was 18.1% of sales in fiscal 1999, an improvement of 2.2% of sales from fiscal 1998. This increase was mainly due to the impact from initiatives to generate a more profitable product assortment, faster turning inventory and increased advertising effectiveness. For the second consecutive year, inventory turns increased by one full turn, to 6.6 turns in fiscal 1999 compared to 5.6 turns in fiscal 1998 and 4.6 turns in fiscal 1997. This increase in inventory turns resulted in fewer markdowns, particularly during product model transitions. The increase in sales of higher margin PSPs also contributed to the improvement in gross profit margin. Another factor in the gross profit margin improvement was lower inventory shrink as a result of better execution at the retail stores. The Company anticipates further improvement in the gross profit margin rate in fiscal 2000 as it continues to realize benefits from its strategic initiatives, although the rate of gross profit margin improvement will be less than the significant increases in the past two years.

Gross profit margin of 15.9% in fiscal 1998 improved from 13.6% in fiscal 1997, a gain that was driven by greatly improved inventory management, particularly in the personal computer product category. A less promotionally driven sales environment, lower inventory shrink and an increase in sales of PSPs also contributed to the gross margin improvement.

Selling, general and administrative expenses (SG&A) increased to 14.5% of sales in fiscal 1999 compared to 13.7% of sales in fiscal 1998, primarily as a result of higher payroll-related expenses and an increase in professional services. The increase in payroll-related expenses was primarily due to an increase in overall financial performance-based compensation, higher levels of compensation resulting from building a higher caliber staff at the retail stores and labor market conditions. Additionally, a full year operation of the retail stores' "high touch" area and expenses associated with an increased number of store openings contributed to higher personnel costs. Professional services costs increased due to the Company's initiatives to improve operating performance and implement business process improvements. The Company also increased its spending on outside consultants to help improve technical services operations and enhance management training and development. The Company's spending on Year 2000 system issues also increased in fiscal 1999. Management believes that the investment in strategic initiatives has improved the Company's operating model and has resulted in the gross profit margin gains. The returns from the increased investment in SG&A are reflected in the improvement in operating income to 3.6% of sales in fiscal 1999 from 2.2% in fiscal 1998.

SG&A is anticipated to increase in fiscal 2000 as the Company continues to invest in new information systems, operational improvements, technical services enhancements and its E-commerce initiative. The outside consultants that had been assisting the Company with its retail and marketing initiatives over the past three years have been engaged in a multi-year project to improve the operations and financial performance of the Company's service division. Management expects the additional investment in SG&A will be adequately funded by the anticipated increase in gross profit margin.


BEST BUY CO., INC.                                                           24

                MANAGEMENT'S DISCUSSION & ANALYSIS OF RESULTS OF
                       OPERATIONS AND FINANCIAL CONDITION

The increase in the SG&A ratio in fiscal 1998 compared to fiscal 1997 also was due primarily to higher levels of compensation and professional services. Compensation increased due to a tight labor market and the introduction of the dedicated staff in the "high touch" area of the stores. Professional service expenses were incurred to improve marketing effectiveness and retail operations, in addition to addressing Year 2000 system issues.

Net interest improved by $33 million in fiscal 1999 as compared to fiscal 1998, in part due to the conversion of the Company's $230 million in preferred securities into equity in the first quarter of fiscal 1999. Improvements in inventory management and strong sales enabled the Company to build significant cash balances and prepay its $150 million 8-5/8% Senior Subordinated Notes in October 1998. The prepayment premium of $3.8 million and the write-off of the remaining deferred debt offering costs of approximately $1.1 million are included in interest expense. The conversion and retirement of these two long-term financings reduces interest expense by about $28 million annually. In addition, the higher cash balances generated increased interest income.

LIQUIDITY AND CAPITAL RESOURCES

The Company's effective income tax rate in fiscal 1999 was 38.5%, basically unchanged compared to 38.6% in fiscal 1998 and down from 39.0% in fiscal 1997. The Company's effective tax rate is impacted by changes in the taxability of investment income and state income tax rates.

The Company significantly improved its financial position and liquidity in fiscal 1999 as a result of strong earnings growth and continued improvement in inventory management. The Company used the cash generated from operations to repay debt and fund capital spending while increasing cash and cash equivalents by $266 million. The conversion of preferred securities into common stock contributed to the Company surpassing $1 billion in shareholders' equity.

Inventories of just over $1 billion at the end of fiscal 1999 were essentially unchanged from the previous year-end even with the operation of 28 new stores and higher sales volumes, due to improved inventory management. Owned inventory (inventory net of accounts payable) also improved as a result of faster inventory turns.

Trade receivables, mainly credit card and vendor-related receivables, increased $37 million due to an increase in volume in the fourth quarter of fiscal 1999, as sales increased 21% over the previous year. Receivables from sales on the Company's private label credit card are sold to third parties, without recourse, and the Company does not bear any risk of loss with respect to these receivables. Other assets increased as a result of insurance policies purchased in connection with the Company's deferred compensation plan, established in fiscal 1999.

Trade payables increased, as compared to the previous year-end, due to increased business volume. Accrued liabilities increased compared to the previous year-end as a result of expenses associated with higher performance-based compensation related to the strong financial performance in fiscal 1999, the higher levels of business activity and expenses for the Company's strategic initiatives.

The increase in long-term liabilities was principally the result of the excess of rent expense for accounting purposes over cash paid and the newly established deferred compensation plan. Deferred service plan revenue declined by $17 million as deferred revenues related to service plans sold prior to the fourth quarter of fiscal 1996, when the Company began insuring these obligations, were recognized. Revenues from PSP sales from that time forward are recognized when a sale is consummated, rather than over the life of the contract. The remaining $5.6 million of deferred revenue will be recognized in fiscal 2000.


FISCAL 1999 BEST BUY ANNUAL REPORT                                            25

                MANAGEMENT'S DISCUSSION & ANALYSIS OF RESULTS OF
                       OPERATIONS AND FINANCIAL CONDITION


Capital spending in fiscal 1999 was $166 million, compared to $72 million in fiscal 1998 and $88 million in fiscal 1997. The Company increased its expansion program in fiscal 1999 after the initiatives to improve operations resulted in an enhanced operating model. In addition to opening 28 new stores and remodeling or relocating five new stores in fiscal 1999, the Company began development of approximately 45 stores scheduled to open in fiscal 2000. The majority of the stores opened in fiscal 1999 incorporated the features of the Company's new Concept IV store format. This new format, while retaining the 45,000-square-foot size, features improved merchandising, signage and customer service and is expected to better address consumers needs as the industry progresses into new digital products. The Company also continued to invest in its information systems and distribution facilities to support growing business requirements.

The following table indicates the number of stores, by prototype, operated by the Company at the end of the last three fiscal years.

                                     -------------
STORE PROTOTYPE                             1999                     1998                    1997
---------------------------------------------------------------------------------------------------
28,000 square feet                            43                       48                      54
36,000 square feet                            34                       34                      34
45,000 square feet                           182                      150                     132
58,000 square feet                            52                       52                      52
---------------------------------------------------------------------------------------------------
Total number of stores at year end           311                      284                     272
Average store size (in square feet)       43,700                   43,200                  42,800
                                     -------------

The Company's practice is to lease rather than own real estate; however, for those sites developed using working capital, the Company sells and leases back those properties under long-term leases. The costs of development are classified as recoverable costs from developed properties and are included in current assets. Based on the number of store openings in both fiscal 1999 and 2000, recoverable costs from developed property increased by $66 million in fiscal 1999. The increase also includes the cost of new Dinuba, CA, distribution facility that opened in April 1999.

Capital spending for fiscal 2000 is expected to exceed $300 million, exclusive of amounts to be recovered through subsequent sales and leasebacks, to support the Company's plans to open new stores and remodel or relocate selected stores to its new Concept IV format. The new stores scheduled to open in fiscal 2000 include entry into the markets of San Francisco, San Diego and Sacramento, CA; northern Florida; upstate New York; and Richmond and Norfolk, VA. The Company also plans to remodel or relocate approximately 20 stores to larger facilities. Included in its expansion plans, the Company will test four 30,000-square-foot small market format stores in markets with populations between 100,000 and 200,000. These stores are expected to offer a narrowed assortment of the same product categories as the larger stores. The Company will also be investing in information systems to support the development of its E-commerce business and improve its services division.

In the first quarter of fiscal 1999, essentially all of the Company's preferred securities were converted into common stock, resulting in the issuance of approximately 20.4 million common shares. This conversion increased shareholders' equity by over $220 million, net of the remaining $6.8 million in deferred issuance costs. The remaining preferred securities were redeemed in June 1998 for cash of $671,000. In October 1998, the Company prepaid its $150 million 8-5/8% Senior Subordinated Notes, due in October 2000.

In October 1998, the Company's Board of Directors authorized the purchase of up to $100 million of the Company's common stock. Through February 27, 1999, 125,000 shares at a cost of $2.5 million have been purchased.

In May 1998, the Company entered into a new, unsecured $220 million revolving credit facility, replacing the $365 million facility that was scheduled to mature in June 1998. The Company was able to reduce the size of the facility due to improved operating performance and better inventory management. The new facility is scheduled to mature in June 2000, can be extended for one year if certain conditions are met and may be reduced at the Company's option.

Management believes that funds generated by the expected results of operations and available cash and cash equivalents will be sufficient to finance the Company's anticipated expansion plans for the upcoming year. The revolving credit facility and the Company's inventory financing program are also available for additional working capital needs or opportunities.


BEST BUY CO., INC.                                                           26

                MANAGEMENT'S DISCUSSION & ANALYSIS OF RESULTS OF
                       OPERATIONS AND FINANCIAL CONDITION

YEAR 2000 READINESS

The Company understands the material nature of the business issues surrounding computer processing of dates into and beyond the year 2000 (Y2K). Any computer program or computer chip-controlled device could harbor a Y2K processing issue. Typically, Y2K issues arise from systems or software processing only two digits representing a year. The absence of century digits (e.g., "19" for years 1900-1999, or "20" for years beginning in 2000) usually leads to false results from computer-controlled systems. This is the most pervasive issue.

The Company recognized that Y2K issues existed within its computer programs and computer chip controlled devices and has taken corrective action. The Company's actions to address Y2K issues began with the selection of a nationally recognized, experienced computer hardware and consulting firm to assist in both identifying and resolving these issues. The Company developed specific and detailed plans to correct Y2K issues and management believes, to date, the Company has made significant progress.

The majority of the Company's business processing applications operate on mainframe computer systems. Over five million lines of computer programming were scanned and analyzed to identify Y2K issues in these systems. In the past year, corrective programming logic to replace existing computer code for these Y2K issues has been installed and this effort is over 95% complete. Corrected logic was tested as changes were made. This portion of the Company's plan was completed at a total cost of approximately $9 million in outside professional fees, of which the majority were incurred in fiscal 1999. In addition, the Company has dedicated a staff of its internal resources to address Y2K issues. Although the change to the calendar year 2000 is responsible for the majority of the Y2K issues, the Company's systems are fully functional in its current fiscal year 2000.

The Company is also replacing or installing certain computer hardware and software which will address new business applications, as well as Y2K issues. The timing of some of these projects has been accelerated to meet Y2K compliance. The Company expects to fund both the capital and expensed elements of resolving Y2K issues through funds generated from operations.

In addition to the mainframe system Y2K issues, the Company has substantially completed efforts to identify non-mainframe computer system Y2K issues and other potential Y2K issues. These issues include the Company's communication systems and operating systems at and between the Company's locations and support facilities. The Company has corresponded with its business partners, including merchandise suppliers and service providers to assess their ability to support the Company's operations with respect to their individual Y2K issues. These issues include data exchange with the Company, as well as the partners' production and shipping processes. The issues that were identified as part of this process have been prioritized in order of significance to the Company's operations and corrective action is being taken as appropriate. This portion of the Company's plan is expected to be completed at a total cost of approximately $8 million, of which the majority will be incurred in fiscal 2000.

The Company generally believes that the vendors that supply products to the Company for resale are responsible for the Y2K functionality of those products. However, should product failures occur, the Company may be required to address the administrative aspects of those failures such as handling product returns or repairs.

While the Company believes that it is pursuing the appropriate courses of action to ensure Y2K readiness, there can be no assurance that the objective will be achieved either internally or as it relates to business partners. Also, the Company can provide no assurance regarding potential impact on consumer spending that may result from concerns regarding the Y2K functionality of products. For the Y2K issues which, if not timely resolved, could have a significant impact on the Company's operations, the Company is continuing to develop contingency plans to minimize the impact of failure to achieve Y2K compliance. The Company has also devoted significant attention to planning for what could be the result of the most adverse consequence of Y2K issues. Management believes that adequate contingency plans are being developed to minimize the financial impact to the Company.


FISCAL 1999 BEST BUY ANNUAL REPORT                                            27

                MANAGEMENT'S DISCUSSION & ANALYSIS OF RESULTS OF
                       OPERATIONS AND FINANCIAL CONDITION

QUARTERLY RESULTS AND SEASONALITY

Similar to most retailers, the Company's business is seasonal. Revenues and earnings are lower during the first half of each fiscal year and are greater during the second half, which includes the holiday selling season. The timing of new store openings and general economic conditions may affect future quarterly results of the Company.

The following tables set forth the Company's unaudited quarterly operating results and high and low common stock prices for each quarter of fiscal 1999 and 1998.

($ IN THOUSANDS, EXCEPT PER SHARE AMOUNTS; PER SHARE AMOUNTS HAVE BEEN ADJUSTED FOR A TWO-FOR-ONE STOCK SPLIT IN MARCH 1999)


QUARTER                                   1ST                 2ND                  3RD                4TH
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------
FISCAL 1999
Revenues                           $1,943,664          $2,182,124          $ 2,493,843         $3,458,275
Gross profit                          354,219             410,349              445,591            617,624
Operating income                       28,065              72,795               91,606            172,036
Net earnings                           15,725              44,135               54,389            110,188
Diluted earnings per share                .08                 .21                  .26                .52
-----------------------------------------------------------------------------------------------------------

FISCAL 1998
Revenues                           $1,606,551          $1,793,204           $2,106,361         $2,852,096
Gross profit                          247,883             288,908              337,890            457,457
Operating income                        5,216              19,926               52,919            108,797
Net earnings (loss)                    (2,639)              6,648               26,418             64,026
Diluted earnings (loss) per share        (.02)                .04                  .14                .32



                      Common Stock Prices


QUARTER                                   1ST                 2ND                  3RD                4TH
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------
FISCAL 1999
High                               $   19              $ 27 13/32          $  29 27/32         $ 49
Low                                    14 3/4            14 7/8               16                 23 7/16
-----------------------------------------------------------------------------------------------------------

FISCAL 1998
High                               $  3 19/32          $ 4 3/8             $    7 9/16         $ 15 19/64
Low                                   2 5/32             2 13/16                4 7/32           7 9/32


Best Buy's common stock is traded on the New York Stock Exchange, symbol BBY. As of March 31, 1999, there were 1,656 holders of record of Best Buy common stock. The Company has not historically and does not intend to pay cash dividends on its common stock.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements to encourage companies to provide prospective information about their companies. With the exception of historical information, the matters discussed in the Annual Report are forward-looking statements that involve risks and uncertainties. Such risks and uncertainties include, among other things, the Company's expectations regarding the economy, future sales volumes, profit margins, its Year 2000 readiness, the impact of labor markets and new product introductions on the Company's overall profitability. Readers are encouraged to review the Company's Current Report on Form 8-K filed on May 15, 1998, that describes additional important factors that could cause actual results to differ materially from those contemplated by the statements made herein.


BEST BUY CO., INC.                                                           28

                          CONSOLIDATED BALANCE SHEETS

$ IN THOUSANDS, EXCEPT PER SHARE AMOUNTS

                                                  --------------
                                                       FEB. 27                    FEB. 28
ASSETS                                                    1999                       1998
-------------------------------------------------------------------------------------------
CURRENT ASSETS
  Cash and cash equivalents                         $  785,777                 $  520,127
  Receivables                                          132,401                     95,702
  Recoverable costs from developed properties           73,956                      8,215
  Merchandise inventories                            1,046,366                  1,060,788
  Other current assets                                  24,591                     25,445
                                                  -----------------------------------------
   Total current assets                              2,063,091                  1,710,277

PROPERTY AND EQUIPMENT
  Land and buildings                                    23,158                     19,977
  Leasehold improvements                               174,495                    160,202
  Furniture, fixtures and equipment                    505,232                    372,314
  Property under capital leases                         29,079                     29,079
                                                  -----------------------------------------
                                                       731,964                    581,572

  Less accumulated depreciation and amortization       308,324                    248,648
                                                  -----------------------------------------
   Net property and equipment                          423,640                    332,924

OTHER ASSETS                                            25,762                     13,145
                                                  -----------------------------------------
TOTAL ASSETS                                        $2,512,493                 $2,056,346
                                                  =========================================
                                                  --------------

                                                  --------------
LIABILITIES AND                                        FEB. 27                    FEB. 28
SHAREHOLDERS' EQUITY                                      1999                       1998
-------------------------------------------------------------------------------------------
CURRENT LIABILITIES
  Accounts payable                                  $1,011,746                  $ 762,652
  Accrued compensation and related expenses             86,667                     48,772
  Accrued liabilities                                  211,555                    182,719
  Income taxes payable                                  46,851                     24,608
  Current portion of long-term debt                     30,088                     14,925
                                                  -----------------------------------------
   Total current liabilities                         1,386,907                  1,033,676

LONG-TERM LIABILITIES                                   30,943                     24,673

LONG-TERM DEBT                                          30,509                    210,397

CONVERTIBLE PREFERRED SECURITIES OF SUBSIDIARY              --                    229,854

SHAREHOLDERS' EQUITY
  Preferred stock, $1.00 par value:
   Authorized - 400,000 shares;
   Issued and outstanding - none                            --                        --
  Common stock, $.10 par value:
   Authorized - 400,000,000 shares;
   Issued and outstanding 203,621,000
    and 178,504,000 shares, respectively                10,181                      4,463
  Additional paid-in capital                           542,377                    266,144
  Retained earnings                                    511,576                    287,139
                                                  -----------------------------------------
   Total shareholders' equity                        1,064,134                    557,746
                                                  -----------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY          $2,512,493                  $2,056,346
                                                  =========================================

                                                  --------------


SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.


FISCAL 1999 BEST BUY ANNUAL REPORT                                            29

                      CONSOLIDATED STATEMENTS OF EARNINGS

$ IN THOUSANDS, EXCEPT PER SHARE AMOUNTS

                                             --------------
                                                  FEB. 27                  FEB. 28                 MARCH 1
FOR THE FISCAL YEARS ENDED                           1999                     1998                    1997
------------------------------------------------------------------------------------------------------------
REVENUES                                      $10,077,906               $8,358,212              $7,770,683

COST OF GOODS SOLD                              8,250,123                7,026,074               6,711,802
                                             ---------------------------------------------------------------


GROSS PROFIT                                    1,827,783                1,332,138               1,058,881

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES    1,463,281                1,145,280               1,005,675
                                             ---------------------------------------------------------------


OPERATING INCOME                                  364,502                  186,858                  53,206

NET INTEREST INCOME (EXPENSE)                         435                  (33,005)                (50,338)
                                             ---------------------------------------------------------------


EARNINGS BEFORE INCOME TAX EXPENSE                364,937                  153,853                   2,868

INCOME TAX EXPENSE                                140,500                   59,400                   1,120
                                             ---------------------------------------------------------------


NET EARNINGS                                  $   224,437               $   94,453              $    1,748
                                             ===============================================================


BASIC EARNINGS PER SHARE                      $      1.13               $      .54              $      .01
DILUTED EARNINGS PER SHARE                    $      1.07               $      .52              $      .01

BASIC WEIGHTED AVERAGE COMMON
SHARES OUTSTANDING (000'S)                        199,185                  175,416                 172,686

DILUTED WEIGHTED AVERAGE COMMON
SHARES OUTSTANDING (000'S)                        210,006                  200,251                 174,491
                                             --------------

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.


BEST BUY CO., INC.                                                           30

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

$ IN THOUSANDS

                                                 --------------
                                                      FEB. 27            FEB. 28           MARCH 1
FOR THE FISCAL YEARS ENDED                               1999               1998              1997
----------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
  Net earnings                                     $  224,437         $   94,453        $    1,748
  Depreciation, amortization and
    other non-cash charges                             78,367             71,584            67,312
                                                 ---------------------------------------------------
                                                      302,804            166,037            69,060

  Changes in operating assets and liabilities:
    Receivables                                       (36,699)           (16,121)           41,857
    Merchandise inventories                            14,422             71,271            69,083
    Other current assets                                  854              4,657             8,174
    Accounts payable                                  249,094            147,340          (152,491)
    Other liabilities                                 109,713             43,500           (26,053)
    Income taxes payable                               22,243             33,759             3,579
                                                 ---------------------------------------------------
     Total cash provided by
     operating activities                             662,431            450,443            13,209
                                                 ---------------------------------------------------

INVESTING ACTIVITIES
  Additions to property and equipment                (165,698)           (72,063)          (87,593)
  (Increase) decrease in recoverable costs
     from developed properties                        (65,741)            45,270            72,752
  (Increase) decrease in other assets                 (18,128)             4,494            (5,593)
                                                 ---------------------------------------------------
     Total cash used in investing activities         (249,567)           (22,299)          (20,434)
                                                 ---------------------------------------------------

FINANCING ACTIVITIES
  Long-term debt payments                            (165,396)           (22,694)          (25,694)
  Long-term debt borrowings                                --             10,000            33,542
  Common stock issued                                  20,644             14,869             2,740
  Repurchase of common stock                           (2,462)                --                --
                                                 ---------------------------------------------------
     Total cash (used in) provided by
     financing activities                            (147,214)             2,175            10,588
                                                 ---------------------------------------------------

INCREASE IN CASH AND CASH EQUIVALENTS                 265,650            430,319             3,363

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD      520,127             89,808            86,445
                                                 ---------------------------------------------------

CASH AND CASH EQUIVALENTS AT END OF PERIOD         $  785,777         $  520,127        $   89,808
                                                 ===================================================
                                                 --------------

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.


FISCAL 1999 BEST BUY ANNUAL REPORT                                            31

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                        AND INDEPENDENT AUDITOR'S REPORT

$ IN THOUSANDS

                                                                   ADDITIONAL
                                              COMMON                  PAID-IN                RETAINED
                                               STOCK                  CAPITAL                EARNINGS
-------------------------------------------------------------------------------------------------------
BALANCES AT
MARCH 2, 1996                              $   4,284                $ 236,392               $ 190,938
  Stock options exercised                         45                    2,695                      --
  Tax benefit from stock options exercised        --                    2,213                      --
  Net earnings                                    --                       --                   1,748
                                           ------------------------------------------------------------
BALANCES AT
MARCH 1, 1997                                  4,329                  241,300                 192,686
  Stock options exercised                        134                   14,056                      --
  Tax benefit from stock options exercised        --                   10,642                      --
  Conversion of preferred securities              --                      146                      --
  Net earnings                                    --                       --                  94,453
                                           ------------------------------------------------------------
-------------------------------------------------------------------------------------------------------
BALANCES AT
FEBRUARY 28, 1998                              4,463                  266,144                 287,139
  Stock options exercised                        199                   21,381                      --
  Tax benefit from stock options exercised        --                   40,428                      --
  Conversion of preferred securities             509                  221,896                      --
  May 1998 two-for-one stock split             5,016                   (5,016)                     --
  Repurchase of common stock                      (6)                  (2,456)                     --
  Net earnings                                    --                       --                 224,437
                                           ------------------------------------------------------------

BALANCES AT
FEBRUARY 27, 1999                          $  10,181                $ 542,377               $ 511,576
                                           ============================================================
-------------------------------------------------------------------------------------------------------

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

INDEPENDENT AUDITOR'S REPORT
Shareholders and Board of Directors
Best Buy Co., Inc.

We have audited the accompanying consolidated balance sheets of Best Buy Co., Inc. as of February 27, 1999, and February 28, 1998, and the related consolidated statements of earnings, changes in shareholders' equity, and cash flows for each of the three years in the period ended February 27, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Best Buy Co., Inc. at February 27, 1999, and February 28, 1998, and the consolidated results of its operations and its cash flows for each of the three years in the period ended February 27, 1999, in conformity with generally accepted accounting principles.

                                                           /s/ Ernst & Young LLP

Minneapolis, Minnesota
March 30, 1999


BEST BUY CO., INC.                                                           32

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


$ IN THOUSANDS, EXCEPT PER SHARE AMOUNTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS:
The Company operates in a single business segment, selling personal computers and other home office products, consumer electronics, entertainment software, major appliances and related accessories principally through its retail stores. Accordingly, additional disclosures under Statement of Financial Accounting Standards (SFAS) No. 131, "Disclosures About Segments of an Enterprise and Related Information," are not required.

BASIS OF PRESENTATION:
The consolidated financial statements include the accounts of Best Buy Co., Inc. and its subsidiaries. Significant intercompany accounts and transactions have been eliminated.

CASH AND CASH EQUIVALENTS:
The Company considers short-term investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents are carried at cost, which approximates market value.

RECOVERABLE COSTS FROM DEVELOPED PROPERTIES:
The costs of acquisition and development of properties which the Company intends to sell and lease back or recover from landlords within one year are included in current assets.

MERCHANDISE INVENTORIES:
Merchandise inventories are recorded at the lower of average cost or market.

PROPERTY AND EQUIPMENT:
Property and equipment are recorded at cost. Depreciation, including amortization of property under capital leases, is computed on the straight-line method over the estimated useful lives of the assets or, in the case of leasehold improvements, over the shorter of the estimated useful lives or lease terms. The Company evaluates potential losses on impairment of long-lived assets used in operations on a location-by-location basis when indicators of impairment are present. A loss is recorded when an asset's carrying value exceeds the estimated undiscounted cash flows from the asset.

PRE-OPENING COSTS:
The Company adopted Statement of Position (SOP) 98-5, "Reporting on the Cost of Start-Up Activities," during the first quarter of fiscal 1999. The SOP requires the costs of start-up activities, including store opening costs, to be expensed in the period incurred. The Company historically deferred and amortized those costs over interim periods in the year the store opened. Annual results were not materially impacted by the adoption.

ADVERTISING COSTS:
Advertising costs, included in selling, general and administrative expenses, are expensed as incurred.

PERFORMANCE SERVICE PLANS:
The Company sells Performance Service Plans on behalf of an unrelated third party. The Company recognizes commission revenue on the sale of the plans at the time of sale. Revenue from the sale of the plans sold prior to November 26, 1995, net of direct selling expenses, is recognized straight-line over the life of the plan. Costs related to servicing these plans are expensed as incurred.


FISCAL 1999 BEST BUY ANNUAL REPORT                                            33

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

$ IN THOUSANDS, EXCEPT PER SHARE AMOUNTS


EARNINGS PER SHARE:
Basic earnings per share is computed based on the weighted average number of common shares outstanding during each period. Diluted earnings per share includes the incremental shares assumed issued on the exercise of stock options. Convertible preferred securities were assumed to be converted into common stock and any interest expense thereon, net of related taxes, was added back to net earnings when such conversion resulted in dilution.

STOCK SPLITS:
The Company completed a two-for-one stock split effected in the form of a 100% stock dividend distributed on May 26, 1998. In addition, on February 19, 1999, the Company's Board of Directors authorized another two-for-one stock split effected in the form of a 100% stock dividend distributed on March 18, 1999. All share and per share information reflects these stock splits.

STOCK OPTIONS:
The Company applies Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," in accounting for stock options and presents in Note 5 pro forma net earnings and earnings per share as if the Company had adopted SFAS No. 123, "Accounting for Stock-Based Compensation."

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the consolidated balance sheet and statement of earnings, as well as the disclosure of contingent liabilities. Actual results could differ from these estimates and assumptions.

FISCAL YEAR:
The Company's fiscal year ends on the Saturday nearest the end of February.

RECLASSIFICATIONS:
Certain previous year amounts have been reclassified to conform to the current year presentation. These reclassifications had no impact on net earnings or total shareholders' equity.

2. WORKING CAPITAL FINANCING

CREDIT AGREEMENT:
The Company has a credit agreement (the Agreement) that provides a bank revolving credit facility under which the Company can borrow up to $220,000. The Agreement expires on June 30, 2000 and can be extended for one year upon meeting certain requirements. Borrowings under the facility are unsecured. Interest on borrowings is at rates specified in the Agreement, as elected by the Company. The Company also pays certain commitment and agent fees.

The Agreement contains covenants that require maintenance of certain financial ratios and place limits on owned real estate and capital expenditures. The Agreement also requires that the Company reduce the outstanding principal balance for a period not less than 30 consecutive days to not more than $50,000, net of cash and cash equivalents. There were no borrowings under the facility during fiscal 1999. The weighted average interest rates on borrowings under the Company's prior credit agreements were 8.67% and 6.86% for fiscal 1998 and 1997, respectively.

INVENTORY FINANCING:
The Company has a $200,000 inventory financing credit line, which increases to $325,000 on a seasonal basis. Borrowings are collateralized by a security interest in certain merchandise inventories approximating the outstanding borrowings. The terms of this arrangement allow the Company to extend the due dates of invoices beyond their normal terms. The amounts extended generally bear interest at a rate approximating the prime rate. No amounts were extended under this facility in fiscal 1999. The line has provisions that give the financing source a portion of the cash discounts provided by the manufacturers.


BEST BUY CO., INC.                                                           34

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


$ IN THOUSANDS, EXCEPT PER SHARE AMOUNTS

3. LONG-TERM DEBT

                                             --------------
                                                  FEB. 27                    FEB. 28
                                                     1999                       1998
--------------------------------------------------------------------------------------
Senior Subordinated Notes                      $       --                  $ 150,000
Other                                              60,597                     75,322
                                             -----------------------------------------
                                                   60,597                    225,322
Current portion of long-term debt                  30,088                     14,925
                                             -----------------------------------------
                                               $   30,509                  $ 210,397
                                             =========================================
                                             --------------

SENIOR SUBORDINATED NOTES:
On October 5, 1998, the Company prepaid its $150,000, 8-5/8% Senior Subordinated Notes due October 1, 2000, at 102.5% of their par value. The prepayment premium of $3,750 and the write-off of the remaining deferred debt offering costs of approximately $1,100 are included in interest expense in fiscal 1999.

OTHER:
At February 27, 1999, long-term debt consists of a subordinated note, capital leases and other loans that bear interest at rates ranging from 5.25% to 9.95%. The subordinated note is unsecured and matures in July 1999. The capital leases and other loans are secured by certain property and equipment with a net book value of $42,900 and $54,100 at February 27, 1999 and February 28, 1998, respectively.

During fiscal 1999, 1998 and 1997, interest paid (net of amounts capitalized) totaled $23,800, $37,700 and $50,900, respectively. The fair value of long-term debt approximates carrying value.


FUTURE MATURITIES OF LONG-TERM DEBT:
FISCAL YEAR                                CAPITAL LEASES                      OTHER
--------------------------------------------------------------------------------------
2000                                           $      693                  $  29,395
2001                                                7,542                      8,167
2002                                                   --                      4,251
2003                                                   --                      1,445
2004                                                   --                        895
Thereafter                                             --                      8,251
                                             -----------------------------------------
                                                    8,235                  $  52,404
                                                                         =============
Less amount representing interest                      42
                                             --------------
Minimum lease payments                         $    8,193
                                             ==============

4. CONVERTIBLE PREFERRED SECURITIES OF SUBSIDIARY

In November 1994, the Company and Best Buy Capital, L.P., a special-purpose limited partnership in which the Company is the sole general partner, completed the public offering of 4,600,000 convertible monthly income preferred securities with a liquidation preference of $50 per security. The securities were convertible into shares of the Company's common stock at the rate of 4.444 shares per security (equivalent to a conversion price of $11.25 per share). In April 1998, substantially all of the preferred securities were converted into approximately 20.4 million shares of common stock. The remaining preferred securities were redeemed in June 1998 for cash of $671.


FISCAL 1999 BEST BUY ANNUAL REPORT                                            35

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


$ IN THOUSANDS, EXCEPT PER SHARE AMOUNTS

5. SHAREHOLDERS' EQUITY

STOCK OPTIONS:
The Company currently sponsors two non-qualified stock option plans for employees and one non-qualified stock option plan for directors. These plans provide for the issuance of up to 48,800,000 shares. Options may be granted only to employees or directors at option prices not less than the fair market value of the Company's common stock on the date of the grant. In addition, two plans expired in fiscal 1998 that still have outstanding options. At February 27, 1999, options to purchase 19,139,000 shares are outstanding under all of these plans.

Pursuant to SFAS No. 123, the Company has elected to account for its stock option plans under the provisions of APB Opinion No. 25. Accordingly, no compensation cost has generally been recognized for stock options granted. Had the Company adopted SFAS No. 123, the pro forma effects on net earnings, basic earnings per share and diluted earnings per share would have been as follows:

                                     -------------
                                            1999                     1998                    1997
---------------------------------------------------------------------------------------------------
NET EARNINGS
  AS REPORTED                          $ 224,437                $  94,453               $   1,748
  PRO FORMA                              209,412                   88,614                  (1,196)

BASIC EARNINGS PER SHARE
  AS REPORTED                          $    1.13                $     .54               $     .01
  PRO FORMA                                 1.05                      .51                    (.01)

DILUTED EARNINGS PER SHARE
  AS REPORTED                          $    1.07                $     .52               $     .01
  PRO FORMA                                 1.00                      .49                    (.01)
                                     -------------

The fair value of each option was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

                                     -------------
                                            1999                     1998                    1997
---------------------------------------------------------------------------------------------------
RISK-FREE INTEREST RATE                     5.6%                     6.8%                    6.2%
EXPECTED DIVIDEND YIELD                       0%                       0%                      0%
EXPECTED STOCK PRICE VOLATILITY              50%                      60%                     40%
EXPECTED LIFE OF OPTIONS               4.9 years                4.2 years               4.3 years
                                     -------------

The pro forma effect on net earnings and earnings per share is not representative of the pro forma net earnings in future years because it does not take into consideration pro forma compensation expense related to grants made prior to 1996.

The weighted average fair value of options granted during fiscal 1999, 1998 and 1997 used in computing pro forma compensation expense was $8.58, $1.74 and $1.26 per share, respectively.

In February 1997, the Company canceled 6,556,000 options, representing approximately half of the outstanding options granted to employees since April 1993, with exercise prices ranging from $2.80 to $9.55 and granted the same number of new options with an exercise price of $2.16. Options issued to the Company's CEO and president were not included in the repricing.


BEST BUY CO., INC.                                                           36

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


$ IN THOUSANDS, EXCEPT PER SHARE AMOUNTS


Option activity for the last three fiscal years is as follows:

                                                                    WEIGHTED AVERAGE
                                                                      EXERCISE PRICE
                                                   SHARES                  PER SHARE
--------------------------------------------------------------------------------------
OUTSTANDING MARCH 2, 1996                      17,080,000                  $    4.74
  GRANTED                                      10,660,000                       3.05
  EXERCISED                                    (1,784,000)                      1.54
  CANCELED                                     (9,056,000)                      5.61
                                             --------------
OUTSTANDING MARCH 1, 1997                      16,900,000                       3.54
  GRANTED                                       7,720,000                       3.24
  EXERCISED                                    (5,356,000)                      2.78
  CANCELED                                     (2,520,000)                      3.44
                                             --------------
OUTSTANDING FEBRUARY 28, 1998                  16,744,000                       3.66
  GRANTED                                       9,423,000                      17.27
  EXERCISED                                    (4,909,000)                      4.56
  CANCELED                                     (2,119,000)                      9.74
                                             --------------
OUTSTANDING FEBRUARY 27, 1999                  19,139,000                       9.46
                                             --------------
                                             --------------


Exercisable options at the end of fiscal 1999, 1998 and 1997 were 5,038,000, 4,716,000 and 5,860,000, respectively. The following table summarizes information concerning options outstanding and exercisable as of February 27, 1999:

                                 WEIGHTED
                                   AVERAGE       WEIGHTED                     WEIGHTED
    RANGE OF                     REMAINING        AVERAGE                      AVERAGE
    EXERCISE         NUMBER    CONTRACTUAL       EXERCISE         NUMBER      EXERCISE
      PRICES    OUTSTANDING   LIFE (YEARS)          PRICE    EXERCISABLE         PRICE
-----------------------------------------------------------------------------------------
    $0 to $5      9,214,000           5.68     $    2.91      3,746,000      $    2.83
   $5 to $10      1,559,000           1.76          5.90      1,132,000           5.91
   $10 to $15        58,000           8.99         14.36         10,000          14.10
   $15 to $20     8,162,000           9.16         17.21        150,000          17.39
   $20 to $25        95,000           9.58         23.66             --             --
   $25 to $30        21,000           9.69         25.31             --             --
   $30 to $35        30,000           9.86         31.75             --             --
-----------------------------------------------------------------------------------------
   $0 to $35     19,139,000           6.88     $    9.46      5,038,000      $    3.98


EARNINGS PER SHARE:
The following table presents a reconciliation of the numerators and denominators of basic and diluted earnings per common share for fiscal 1999, 1998 and 1997:

                                                ----------

                                           1999               1998              1997
-------------------------------------------------------------------------------------------------
NUMERATOR:
  NET EARNINGS                                  $  224,437         $   94,453        $    1,748
  INTEREST ON PREFERRED SECURITIES, NET OF TAX         771              9,179                --
-------------------------------------------------------------------------------------------------
  NET EARNINGS ASSUMING DILUTION                $  225,208         $  103,632        $    1,748

DENOMINATOR (000's):
  WEIGHTED AVERAGE COMMON SHARES OUTSTANDING       199,185            175,416           172,686
  EFFECT OF DILUTIVE SECURITIES:
     EMPLOYEE STOCK OPTIONS                          8,726              4,404             1,805
     PREFERRED SECURITIES                            2,095             20,431                --
-------------------------------------------------------------------------------------------------
  WEIGHTED AVERAGE COMMON SHARES OUTSTANDING
      ASSUMING DILUTION                            210,006            200,251           174,491

BASIC EARNINGS PER SHARE                        $     1.13         $      .54        $      .01
DILUTED EARNINGS PER SHARE                      $     1.07         $      .52        $      .01
                                                ----------

FISCAL 1999 BEST BUY ANNUAL REPORT                                            37

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


$ IN THOUSANDS, EXCEPT PER SHARE AMOUNTS

STOCK REPURCHASE:
On October 13, 1998, the Company announced a stock repurchase program, which authorized the purchase of up to $100 million of the Company's common stock over the next year. Under the program, the Company may purchase shares of common stock from time to time through open market purchases. As of February 27, 1999, 125,000 shares were purchased and retired at a cost of $2,500.

6. OPERATING LEASE COMMITMENTS AND RELATED PARTY TRANSACTIONS

The Company conducts essentially all of its retail and distribution operations from leased locations. Transaction costs associated with the sale and leaseback of properties and any gain or loss are recognized over the terms of the lease agreements. Proceeds from the sale and leaseback of properties are included in the net change in recoverable costs from developed properties. The Company also leases various equipment under operating leases. In addition, the Company had leased 17 stores and a distribution center, along with the related fixtures and equipment under a master lease agreement through February 1998. The leases on these properties were terminated in fiscal 1998 and the properties were re-leased under long-term leases. The Company purchased the fixtures and equipment from the lessor. The leases require payment of real estate taxes, insurance and common area maintenance. Most of the leases contain renewal options and escalation clauses, and several require contingent rents based on specified percentages of sales. Certain leases also contain covenants related to maintenance of financial ratios.

The composition of total rental expenses for all operating leases during the last three fiscal years, including leases of buildings and equipment, was as follows:

                                     -------------
                                            1999                     1998                    1997
---------------------------------------------------------------------------------------------------
MINIMUM RENTALS                        $ 186,100                $ 161,500               $ 139,200
PERCENTAGE RENTALS                           500                      400                     500
                                     --------------------------------------------------------------
                                       $ 186,600                $ 161,900               $ 139,700
                                     --------------------------------------------------------------
                                     --------------------------------------------------------------
                                     -------------

As of February 27, 1999, three stores are leased from the Company's CEO and principal shareholder, or partnerships in which he is a partner. Rent under these leases during the last three fiscal years and one additional store, leased from his spouse, for which the lease expired in January 1998, was as follows:

                                     -------------
                                            1999                     1998                    1997
---------------------------------------------------------------------------------------------------
MINIMUM RENTALS                        $     800                $     900               $   1,000
PERCENTAGE RENTALS                           400                      400                     400
                                     --------------------------------------------------------------
                                       $   1,200                $   1,300               $   1,400
                                     --------------------------------------------------------------
                                     --------------------------------------------------------------
                                     -------------


Future minimum lease obligations by year (not including percentage rentals) for all operating leases at February 27, 1999, are as follows:

FISCAL YEAR
-------------------------------------------------------------------------------
2000                                                               $ 184,700
2001                                                                 182,900
2002                                                                 180,000
2003                                                                 171,700
2004                                                                 167,200
THEREAFTER                                                         1,584,100


7. BENEFIT PLANS

The Company has a retirement savings plan for employees meeting certain age and service requirements. The plan provides for a Company-matching contribution, which is subject to annual approval by the Company's Board of Directors. The matching contribution was $3,100, $2,100 and $2,000 in fiscal 1999, 1998 and 1997, respectively.

In fiscal 1999, the Company established a deferred compensation plan for certain management employees. The related liability for compensation deferred under this plan was $8,400 at February 27, 1999, and is included in long-term liabilities. The Company has elected to match its liability under the plan through the purchase of life insurance. The cash value of the insurance, which includes funding for future deferrals, was $14,200 and is included in other assets. Both the asset and the liability are carried at market value.


BEST BUY CO., INC.                                                           38

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


$ IN THOUSANDS, EXCEPT PER SHARE AMOUNTS

8. INCOME TAXES

Following is a reconciliation of income tax expense to the federal statutory tax rate:

                                   --------------
                                           1999               1998              1997
--------------------------------------------------------------------------------------
FEDERAL INCOME TAX
  AT THE STATUTORY RATE              $  127,728         $   53,849        $    1,004
STATE INCOME TAXES,
  NET OF FEDERAL BENEFIT                 14,670              5,763               116
TAX EXEMPT INTEREST                      (3,232)            (1,038)               --
OTHER                                     1,334                826                --
                                   ---------------------------------------------------
INCOME TAX EXPENSE                   $  140,500         $   59,400        $    1,120
                                   ---------------------------------------------------
                                   ---------------------------------------------------
EFFECTIVE TAX RATE                        38.5%              38.6%             39.0%
                                   ---------------------------------------------------
                                   ---------------------------------------------------
                                   --------------

Income tax expense consists of the following:

                                   --------------
                                           1999               1998              1997
--------------------------------------------------------------------------------------
CURRENT:  FEDERAL                    $  120,892         $   50,950        $   (5,100)
          STATE                          15,252              5,487              (581)
                                   ---------------------------------------------------
                                        136,144             56,437            (5,681)
                                   ---------------------------------------------------

DEFERRED: FEDERAL                         3,868              2,687             6,103
          STATE                             488                276               698
                                   ---------------------------------------------------
                                          4,356              2,963             6,801
                                   ---------------------------------------------------
INCOME TAX EXPENSE                   $  140,500         $   59,400        $    1,120
                                   ---------------------------------------------------
                                   ---------------------------------------------------
                                   --------------

Deferred taxes are the result of differences between the basis of assets and liabilities for financial reporting and income tax purposes. Significant deferred tax assets and liabilities consist of the following:

                                             --------------
                                                  FEB. 27                    FEB. 28
                                                     1999                       1998
--------------------------------------------------------------------------------------
ACCRUED EXPENSES                               $   15,690                  $  13,294
DEFERRED INCOME                                     4,154                      9,125
COMPENSATION AND BENEFITS                           8,052                      2,554
OTHER                                               4,608                      2,222
                                             -----------------------------------------
  TOTAL DEFERRED TAX ASSETS                        32,504                     27,195
                                             -----------------------------------------
PROPERTY AND EQUIPMENT                             10,973                     17,067
INVENTORY                                           2,215                         --
OTHER                                               3,603                        573
                                             -----------------------------------------
  TOTAL DEFERRED TAX LIABILITIES                   16,791                     17,640
                                             -----------------------------------------
NET DEFERRED TAX ASSETS                        $   15,713                  $   9,555
                                             -----------------------------------------
                                             -----------------------------------------
                                             --------------



The Internal Revenue Service has changed its original position regarding the deductibility of interest related to the Company's preferred securities referred to in Note 4 and has determined that the interest is deductible for federal income tax purposes.

Income taxes paid (received) were $84,000, $12,700 and ($8,600) in fiscal 1999, 1998 and 1997, respectively.

9. LEGAL PROCEEDINGS

The Company is involved in various legal proceedings arising during the normal course of conducting business. Management believes that the resolution of these proceedings will not have any material adverse impact on the Company's consolidated financial statements.


FISCAL 1999 BEST BUY ANNUAL REPORT                                            39