Form 10-K, Exhibit 13
period 2000-02-26
BEST BUY CO INC
filed 2000-05-24
CIK 764478

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

10-Year Financial Highlights

$ in thousands, except per share amounts

Fiscal Period(1)	2000	1999(6)	1998(6)	1997(6)
Statement of Earnings Data
Revenues	$12,494,023	$10,064,646	$8,337,762	$7,757,692
Gross profit	2,393,429	1,814,523	1,311,688	1,045,890
Selling, general and administrative expenses	1,854,170	1,463,281	1,145,280	1,005,675
Operating income	539,259	351,242	166,408	40,215
Earnings (loss) before cumulative effect of accounting change	347,070	216,282	81,938	(6,177)
Net earnings (loss)	347,070	216,282	81,938	(6,177)
Per Share Data(2)
Earnings (loss) before cumulative effect of accounting change	$1.63	$1.03	$.46	$(.04)
Net earnings (loss)	1.63	1.03	.46	(.04)
Common stock price: High	80.50	49.00	15.30	6.56
Low	40.50	14.75	2.16	1.97
Operating and Other Data
Comparable store sales change(3)	11.1%	13.5%	2.0%	(4.7%)
Number of stores (year-end)	357	311	284	272
Average revenues per store(4)	$37,200	$33,700	$29,600	$29,300
Gross profit percentage	19.2%	18.0%	15.7%	13.5%
Selling, general and administrative expense percentage	14.8%	14.5%	13.7%	13.0%
Operating income percentage	4.3%	3.5%	2.0%	.5%
Inventory turns(5)	7.2	6.6	5.6	4.6
Year-End Balance Sheet Data
Working capital	$453,411	$662,111	$666,172	$563,083
Total assets	2,995,342	2,531,623	2,070,371	1,740,399
Long-term debt, including current portion	30,650	60,597	225,322	238,016
Convertible preferred securities	—	—	229,854	230,000
Shareholders' equity	1,095,985	1,033,945	535,712	428,796

This table should be read in conjunction with Management's Discussion and Analysis of Results of Operations and Financial Condition.

(1)
Fiscal 1996 contained 53 weeks. All other periods presented contained 52 weeks.

(2)
Earnings per share is presented on a diluted basis and reflects two-for-one stock splits in March 1999, May 1998 and April 1994, and a three-for-two stock split in September 1993.

(3)
Comparable stores are stores open at least 14 full months.

(4)
Average revenues per store is based upon total revenues for the period divided by the weighted average number of stores open during such period.

(5)
Inventory turns are calculated based upon a monthly average of inventory balances.

(6)
During fiscal 2000, to comply with guidance from the staff of the Securities and Exchange Commission, the Company changed its accounting policy with respect to the recognition of net commission revenues from the sale of certain insured extended service contracts sold after November 1995. This change resulted in a restatement of previously reported financial information.

(7)
During fiscal 1994, the Company adopted SFAS No. 109, Accounting for Income Taxes, resulting in a cumulative effect adjustment of ($425) or ($.01) per share.

(8)
During fiscal 1991, the Company changed its method of accounting for extended service contracts, resulting in a cumulative effect adjustment of ($13,997) or ($.15) per share.

10-Year Financial Highlights

$ in thousands, except per share amounts

1996(6)	1995	1994(7)	1993	1992	1991(8)

$7,214,828	$5,079,557	$3,006,534	$1,619,978	$929,692	$664,823
933,951	690,393	456,925	284,034	181,062	141,657
813,988	568,466	379,747	248,126	162,286	130,681
119,963	121,927	77,178	35,908	18,776	10,976
46,425	57,651	41,710	19,855	9,601	4,540
46,425	57,651	41,285	19,855	9,601	(9,457)

$.27	$.32	$.26	$.14	$.08	$.05
.27	.32	.25	.14	.08	(.10)
7.41	11.31	7.86	3.92	2.95	.92
3.19	5.53	2.72	1.17	.67	.38

5.5%	19.9%	26.9%	19.4%	14.0%	1.0%
251	204	151	111	73	56
$31,100	$28,400	$22,600	$17,600	$14,300	$12,400
12.9%	13.6%	15.2%	17.5%	19.5%	21.3%
11.3%	11.2%	12.6%	15.3%	17.5%	19.7%
1.7%	2.4%	2.6%	2.2%	2.0%	1.6%
4.8	4.7	5.0	4.8	5.1	4.5

$584,769	$609,049	$362,582	$118,921	$126,817	$64,623
1,891,858	1,507,125	952,494	439,142	337,218	185,528
229,855	240,965	219,710	53,870	52,980	35,695
230,000	230,000	—	—	—	—
430,020	376,122	311,444	182,283	157,568	56,741

Management's Discussion and Analysis of Results of Operations and Financial Condition

Results of Operations

    Fiscal 2000 was another outstanding year as the Company generated record revenues and earnings for the third consecutive year. For the fiscal year ended February 26, 2000, net earnings increased 60%, to $347.1 million, compared with earnings of $216.3 million in fiscal 1999. Earnings per share on a diluted basis increased to $1.63 in fiscal 2000, compared with $1.03 in fiscal 1999 and $.46 in fiscal 1998. Continued enhancements to its operating model enabled the Company to generate record results by capitalizing on the ongoing strength in consumer spending and consumers' rapid acceptance of new digital technology.

    In addition to traditional financial measurements, the Company uses Economic Value Added (EVA®) to encourage management to take actions to increase shareholder value. EVA is net operating profit after taxes minus a charge for total capital employed. The Company generated EVA of $178 million in fiscal 2000, compared with $75 million in fiscal 1999, a 137% year-over-year improvement. The fiscal 2000 EVA improvement resulted from the stronger operating performance and the leveraging of capital employed through actions such as increasing inventory turns from 6.6 in fiscal 1999 to 7.2 in fiscal 2000. In fiscal 1999, EVA also improved more than $100 million over the previous year.

    The following table presents selected revenue data for each of the past three fiscal years ($ in thousands).

	2000	1999	1998
Revenues	$12,494,023	$10,064,646	$8,337,762
Percentage increase in revenues	24.1%	20.7%	7.5%
Comparable store sales change	11.1%	13.5%	2.0%
Average revenues per store	$37,200	$33,700	$29,600

    Revenues in fiscal 2000 increased 24.1% to $12.5 billion, compared with $10.1 billion in fiscal 1999, due to an 11.1% increase in comparable store sales, the net addition of 46 stores and a full year of operations at the 28 stores opened in fiscal 1999. Fiscal 2000 was the second consecutive year of double-digit comparable store sales increases. The increases, which exceeded industry comparable store sales gains, reflect the continued strength in consumer spending and the Company's ability to gain market share. Higher levels of disposable income due to the strong economy, consumers' rapid migration to digital technology and the increased affordability of personal computers all drove consumer demand. Digital products doubled as a percentage of sales, comprising more than 10% of sales at the end of fiscal 2000. Internet service providers (ISPs) offered new subscribers significant rebates on purchases of personal computers, making them more affordable. This stimulated unit sales of personal computers and sales of higher-margin accessories and Performance Service Plans (PSPs) that accompany the purchase of a computer. The Company believes it gained market share in fiscal 2000 as a result of a more customer-focused product assortment and its ability to successfully bring new technology products such as Digital Versatile Disc (DVD) to consumers. Since the launch of DVD two years ago, the Company has captured over 30% of the national market share of DVD software sales and over 20% of DVD hardware sales.

    The Company opened 47 new stores in fiscal 2000, including entry into the markets of San Francisco, Sacramento and San Diego, Calif.; Norfolk and Richmond, Va.; Albany and Rochester, N.Y.; and Jacksonville and Tallahassee, Fla. Included in the 47 new stores were nine of the Company's new small-market stores, intended to serve markets with populations less than 200,000. The Company also relocated 10 stores, expanded three stores and closed one store in fiscal 2000.

    Revenues in fiscal 1999 were 20.7% higher than the $8.3 billion reported in fiscal 1998, as comparable store sales increased 13.5%, 28 new stores were added and results included a full year of operation at the 13 stores opened in fiscal 1998. The comparable store sales gains last year also were driven by strong consumer spending, market share gains and improvements in the Company's operating model. Increased affordability of products, including personal computers and consumer electronics, contributed to the sales increase along with strong consumer response to new digital technology. More effective advertising, a better product assortment and improved in-stock positions, as well as the continued consolidation and closing of competing retailers, drove the market share gains in fiscal 1999.

Product Category Performance

    The following table presents the Company's retail store sales mix by major product category for each of the past three fiscal years.

	2000	1999	1998
Home Office	35%	36%	38%
Consumer Electronics—Video	17%	16%	15%
Consumer Electronics—Audio	11%	11%	11%
Entertainment Software	19%	20%	20%
Appliances	8%	8%	9%
Other	10%	9%	7%
Total	100%	100%	100%

    The Company's sales in the home office product category continued to expand in fiscal 2000, although the growth was outpaced by gains in other product categories. As a result, the home office category declined to 35% of total sales in fiscal 2000, from 36% in fiscal 1999 and 38% in fiscal 1998. ISP subsidy offers stimulated unit sales of personal computers, which more than offset a decline in average selling prices of approximately 20%. Selling prices of personal computers below $500, after ISP rebates, and the increasing popularity of the Internet, attracted new as well as repeat buyers. Improved merchandising and selling strategies enabled the Company to capitalize on the higher unit sales of personal computers and increase sales of additional higher-margin products and services, such as PSPs and accessories that complement the sale of computer hardware. Additionally, more effective management of the transition to new computer models led to a product offering that better satisfied consumer demand and reduced margin pressure at the end of product life cycles. Consumers also rapidly embraced a popular assortment of new digital communication devices such as digital Web phones, pagers and other new technology products, further driving sales increases in this category.

    Consumer electronics comprised 28% of the Company's total sales mix in fiscal 2000, up from 27% in fiscal 1999. Growth in the sales of digital products, such as DVD players, digital camcorders and digital broadcast satellite receivers, contributed to this increase. Consumer demand for DVD players, driven by prices under $200 by year-end, and the expanded availability of popular DVD movie titles, resulted in DVD hardware comparable store sales increases of more than 150%. Despite consumers' rapid acceptance of the DVD format, just over 5% of national households own a DVD player, indicating a significant opportunity for the Company to capitalize on further market penetration. Also contributing to the sales mix increase were strong sales of traditional analog products, such as televisions and home theater components, resulting from better in-stock positions, more effective advertising and increased affordability. The introduction of digital television also continued in fiscal 2000. While unit sales have been modest and prices remain relatively high for both digital-ready and high-definition TV, there is growing consumer interest in this new technology. The Company expects that selling prices will begin to moderate and digital programming will increase, generating additional demand for digital television. The Company believes digital television also represents a significant revenue opportunity in the coming year.

    Sales of entertainment software, which includes recorded music and movies, computer software and video games, benefited from strong sales of compact disc (CD) and DVD titles. Sales of recorded music were driven by a higher demand for new releases and better in-stock levels of high-demand titles. The Company posted a second consecutive year of DVD movie comparable store sales gains of more than 100% due to consumers' rapid acceptance of the DVD format, a broader assortment of movie titles and improved retail execution. The Company's combined unit sales of CDs, DVDs and VHS movies exceeded 100 million units in fiscal 2000 for the first time ever. Computer software sales were impacted by a lack of new releases and declines in average selling prices. Video game sales were impacted by declines in average selling prices and product shortages; however, the launch of new technology could invigorate this category in the coming year.

    The appliances product category was 8% of total sales in fiscal 2000, unchanged from fiscal 1999. Comparable store sales increases of appliances were better than the industry as a whole, driven by more effective promotions, improved in-stock levels and a broader assortment of products. However, there were fewer technological advancements in appliances compared with other product categories, resulting in a more moderate comparable store sales increase than the Company as a whole.

    The "other" category, comprised of photographic products, furniture and PSPs, increased to 10% of sales in fiscal 2000 from 9% of sales in fiscal 1999. Increased popularity of digital cameras contributed to sales increases in this category, while generally higher unit sales of products led to increased sales of PSPs. Better merchandising of home office supplies also contributed to the overall sales gains in this category.

Components of Operating Income

    The following table presents selected operating ratios as a percentage of revenues for each of the past three fiscal years.

	2000	1999	1998
Gross profit	19.2%	18.0%	15.7%
Selling, general and administrative expenses	14.8%	14.5%	13.7%
Operating income	4.3%	3.5%	2.0%

    Gross profit was 19.2% of revenues in fiscal 2000, an improvement of 1.2% of sales over fiscal 1999. Gross profit margins improved by more than 5% of sales since fiscal 1997. The current-year increase resulted from higher product margins, a more profitable sales mix positively impacted by higher sales of PSPs and accessories, and an enhanced inventory assortment. Inventory turns continued to improve, reaching 7.2 turns in fiscal 2000, compared with 6.6 turns in fiscal 1999 and 5.6 turns in fiscal 1998. The increase in inventory turns resulted in lower markdowns, particularly during model transitions. Also, better execution at the retail stores improved inventory shrink as a percentage of revenues. The Company expects further improvement in gross profit margins in fiscal 2001, as it continues to benefit from a more profitable mix and product margin improvements due to programs initiated in the past few years. However, the Company anticipates the rate of gross profit margin improvement will be less than the significant increases seen over the past two years.

    Gross profit margin improved to 18.0% in fiscal 1999 from 15.7% in fiscal 1998, mainly due to the impact of initiatives to generate a more profitable product assortment, increased inventory turns and improved advertising effectiveness. An increase in higher-margin PSP sales also contributed to the improvement.

    Selling, general and administrative expenses (SG&A) increased to 14.8% of revenues in fiscal 2000, compared with 14.5% of revenues in fiscal 1999, as a result of increased spending on the Company's strategic initiatives and expenses related to the greater number of new store openings. Strategic initiatives in fiscal 2000 included the enhancement of operating systems and processes in the Company's Services division, which provides product installation and repair services. Other strategic initiatives included continued development of the Company's e-commerce business and development and refinement of the Company's retail store operating model. Personnel-related expenses rose due to an increase in the caliber and compensation of staff in the Company's retail stores to support the sales of more complex digital products. The more effective sales staff contributed to higher sales of accessories and PSPs. Additional payroll expenses also were incurred to hire and train store managers to support the 47 new stores added in fiscal 2000 and in preparation for the approximately 60 additional stores anticipated in fiscal 2001. Furthermore, the Company has increased its corporate staff to drive strategic initiatives, build the Company's e-commerce business and support the growing base of retail stores. Management believes that investing in strategic initiatives has benefited the Company's operating model and has contributed to gross profit margin gains. SG&A as a percentage of gross margin, one measure of the return on the investment in SG&A, improved to 77% in fiscal 2000 compared with 81% in fiscal 1999. The returns on the increased investment in SG&A are also reflected in the improvement in operating income to 4.3% of revenues in fiscal 2000, from 3.5% in fiscal 1999.

    The Company plans to continue to invest in strategic initiatives to improve profitability and increase shareholder value. Spending will likely increase as the Company incurs the costs associated with the further expansion of its retail store network, including entry into the metropolitan New York market. Higher SG&A spending also is expected due to the launch of the Company's expanded e-commerce business and related marketing expenses to generate awareness and drive customer traffic. The Company also will continue to invest in new information systems, its Services division and inventory management systems. Management expects the investment in SG&A will continue to be funded by the anticipated increase in gross profit margin.

    The increase in SG&A as a percent of sales in fiscal 1999 compared with fiscal 1998 was due primarily to higher levels of compensation and professional services. Compensation increased due to a competitive labor market, a full year of the dedicated area in the retail stores designed to support sales of more complex products and expenses associated with an increased number of store openings. Additionally, professional service expenses were incurred for initiatives to improve operating performance and implement business process improvements, in addition to addressing Year 2000 system issues.

    Net interest income improved nearly $23 million in fiscal 2000, as compared with fiscal 1999, due to higher cash balances, higher interest rates and lower levels of debt. Faster inventory turns and increased profitability enabled the Company to maintain its cash balances even with the repurchase of nearly $400 million of common stock in fiscal 2000.

    The Company's effective income tax rate in fiscal 2000 was 38.3%, down slightly from 38.5% in fiscal 1999 and 38.6% in fiscal 1998. The Company's effective tax rate is impacted by changes in the taxability of investment income and state income tax rates.

    Subsequent to year-end, the Company finalized a comprehensive strategic alliance with Microsoft Corp. The agreement encompasses significant co-marketing between the Microsoft Network of Internet Services (MSN™), BestBuy.com and Best Buy's retail stores, via direct marketing and advertising inserts. Microsoft will support BestBuy.com with prominent placement across Microsoft properties, including MSNBC, WebTV Network,™ the Expedia.com™ travel service, MSN Hotmail™ Web-based e-mail service and the MSN eShop online shopping service. In addition to Microsoft providing marketing and technology support to Best Buy, the agreement provides mutual financial benefits for both companies. In connection with the alliance, Microsoft purchased 3.9 million shares of Best Buy common stock for $200 million.

Liquidity and Capital Resources

    Record financial performance enabled the Company to internally fund its business expansion and repurchase approximately $400 million of the Company's common stock, while maintaining its liquidity and strong financial position. Cash flow from operations increased $98 million in fiscal 2000, to $760 million, driven by earnings growth and continued improvement in inventory management. Cash and cash equivalents totaled $751 million at the end of fiscal 2000, compared with $786 million at the end of fiscal 1999.

    Inventories at the end of fiscal 2000 were $1.2 billion, up only 13% compared with one year ago, even with a 24% sales increase, due to faster inventory turns. The increase in inventories was fully funded by an increase in accounts payable.

    Trade receivables, mainly credit card and vendor-related receivables, increased $57 million from one year ago. The increase was primarily due to higher business volumes resulting from a 25% increase in fourth-quarter sales and amounts due from ISP promotion subsidies. Receivables from sales on the Company's private-label credit card are sold to third parties, without recourse, and the Company does not bear any risk of loss with respect to these receivables.

    Other assets increased $23 million, with $16 million resulting from the Company's strategic investments in other companies made as part of its overall plan to expand its e-commerce business. Acquisition of leasehold rights, the purchase of insurance policies in connection with the Company's deferred compensation plan as well as changes in deferred income taxes contributed to the net change in other assets.

    Accounts payable and accrued liabilities increased compared with fiscal 1999, due to higher business volume. Accrued compensation and related liabilities increased versus one year ago as a result of expenses associated with the expanding employee base supporting the Company's growth. The increase in long-term liabilities was primarily due to the increase in long-term deferred compensation and a net increase in deferred revenue related to PSPs.

    Debt declined $30 million in fiscal 2000 due to the repayment of an $18 million note and scheduled maturities of capital leases and other loans.

    Capital spending in fiscal 2000 was $361 million, compared with $166 million and $72 million in fiscal 1999 and fiscal 1998, respectively. The Company expanded its store base by investing in 47 new stores and 13 remodeled or relocated stores during fiscal 2000, compared with 28 new stores and five remodeled or relocated stores in fiscal 1999, and 13 new stores and five remodeled or relocated stores in fiscal 1998.

    The Company increased its expansion program in fiscal 1999 after the initiatives to improve operations resulted in an enhanced operating model and improved profitability. Capital spending in fiscal 2000 also included the initial development for some of the stores scheduled to open in fiscal 2001. Additionally, the Company expanded its corporate facilities to support the growth of the business, the most significant investment being the purchase of an additional office building to supplement the Company's corporate office. The Company also continued to invest in new systems and technology to better position it for continued growth and to generate improvements in its existing business.

    The following table presents the number of stores, by prototype, operated by the Company at the end of the last three fiscal years.

Store Prototype	2000	1999	1998
28,000 square feet	31	43	48
36,000 square feet	34	34	34
45,000 square feet	231	182	150
58,000 square feet	52	52	52
Small-market stores (30,000 square feet)	9	—	—

Total number of stores at year-end	357	311	284
Average store size (in square feet)	44,000	43,700	43,200

    Capital expenditures in fiscal 2001 are expected to approximate $600 million, exclusive of amounts to be expended on property development, to support accelerated store growth and the Company's strategic initiatives. Included in the approximately 60 stores scheduled to open in fiscal 2001 are approximately 12 small-market stores, which the Company introduced in fiscal 2000. In addition to the new stores, the Company plans to remodel or relocate about 10 stores. Also included in fiscal 2001 capital spending is the construction of the Company's seventh distribution center, a 650,000-square-foot facility in Dublin, Ga., and the initial land and construction costs for a new corporate office facility scheduled to open in fiscal 2002 that will replace existing owned and leased facilities. The Company also expects to continue to make significant investments in technology in support of its expanding and increasingly complex business operations.

    The Company's practice has been to lease rather than own real estate; however, for those sites developed using working capital, the Company has historically sold and leased back those properties under long-term leases. The costs of development are classified as recoverable costs from developed properties and are included in current assets. Recoverable costs from developed properties at the end of fiscal 2000 was essentially unchanged from the prior year, but is expected to increase in fiscal 2001 consistent with the Company's store expansion plans. During fiscal 2000, the Company decided to continue to own, rather than sell and lease back, a recently constructed distribution center in Dinuba, Calif.

    In October 1998 and September 1999, the Company's Board of Directors authorized repurchases of up to $100 million and $200 million, respectively, of the Company's common stock. These stock repurchase plans were completed with a total of 1.8 million and 3.8 million shares repurchased, respectively. In February 2000, the Company's Board of Directors authorized the repurchase of up to an additional $400 million of the Company's common stock from time to time through open market purchases. This plan has no stated expiration date. As of February 26, 2000, 1.9 million shares had been repurchased and retired under this plan at a cost of $100 million.

    In August 1999, the Company entered into an unsecured $100 million revolving credit facility, replacing the $220 million facility that was scheduled to mature in June 2000. The Company was able to reduce the size of the facility due to improved operating performance and better inventory management. In addition, the new facility makes certain financial covenants less restrictive, thereby providing the Company with additional flexibility. The current facility is scheduled to mature in June 2002.

    Management believes that funds from the expected results of operations and available cash and cash equivalents will be sufficient to finance the Company's anticipated expansion plans and strategic initiatives for the next year. The revolving credit facility and the Company's inventory financing program are also available for additional working capital needs or investment opportunities.

Quarterly Results and Seasonality

    Similar to most retailers, the Company's business is seasonal. Revenues and earnings are typically greater during the second half of the fiscal year, which includes the holiday selling season. The timing of new store openings and general economic conditions may affect future quarterly results of the Company.

    The following tables show selected unaudited quarterly operating results and high and low prices of the Company's common stock for each quarter of fiscal 2000 and 1999.

    ($ in thousands, except per share amounts)

Quarter	1st	2nd	3rd	4th
Fiscal 2000
Revenues	$2,385,431	$2,686,640	$3,107,337	$4,314,615
Gross profit	462,002	530,520	590,367	810,540
Operating income	71,701	89,606	122,588	255,364
Net earnings	46,809	58,067	78,389	163,805
Diluted earnings per share	.22	.27	.37	.78
Fiscal 1999
Revenues	$1,938,383	$2,177,766	$2,492,467	$3,456,030
Gross profit	348,938	405,991	444,215	615,379
Operating income	22,784	68,437	90,230	169,791
Net earnings	12,477	41,455	53,543	108,807
Diluted earnings per share	.06	.20	.25	.51

Common Stock Prices

Quarter	1st	2nd	3rd	4th
Fiscal 2000
High	$57.38	$80.50	$72.81	$67.00
Low	40.50	44.25	45.88	42.00
Fiscal 1999
High	$19.00	$27.41	$29.84	$49.00
Low	14.75	14.88	16.00	23.44

    Best Buy's common stock is traded on the New York Stock Exchange, under the symbol BBY. As of March 31, 2000, there were 1,940 holders of record of Best Buy common stock. The Company has not historically paid, and has no current plans to pay, cash dividends on its common stock.

Safe Harbor Statement Under the Private Securities Litigation Reform Act

    The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements to encourage companies to provide prospective information about their companies. With the exception of historical information, the matters discussed in this Annual Report are forward-looking statements and may be identified by the use of words such as "believe," "expect," "anticipate," "plan," "estimate," "intend" and "potential." Such statements reflect the current view of the Company with respect to future events and are subject to certain risks, uncertainties and assumptions. A variety of factors could cause the Company's actual results to differ materially from the anticipated results expressed in such forward-looking statements, including, among other things, general economic conditions, product availability, sales volumes, profit margins, and the impact of labor markets and new product introductions on the Company's overall profitability. Readers should refer to the Company's Current Report on Form 8-K filed on May 15, 1998, that describes additional important factors that could cause actual results to differ materially from those contemplated by the statements made in this Annual Report.

Consolidated Balance Sheets

$ in thousands, except per share amounts

	Feb. 26 2000	Feb. 27 1999
Assets
Current Assets
Cash and cash equivalents	$750,723	$785,777
Receivables	189,301	132,401
Recoverable costs from developed properties	72,770	73,956
Merchandise inventories	1,183,681	1,046,366
Other current assets	41,985	33,327

Total current assets	2,238,460	2,071,827
Property and Equipment
Land and buildings	76,228	23,158
Leasehold improvements	254,767	174,495
Fixtures and equipment	733,397	505,232
Property under capital leases	29,079	29,079

	1,093,471	731,964
Less accumulated depreciation and amortization	395,387	308,324

Net property and equipment	698,084	423,640
Other Assets	58,798	36,156

Total Assets	$2,995,342	$2,531,623

See Notes to Consolidated Financial Statements.

	Feb. 26 2000	Feb. 27 1999
Liabilities and Shareholders' Equity
Current Liabilities
Accounts payable	$1,313,940	$1,011,746
Accrued compensation and related expenses	102,065	86,667
Accrued liabilities	287,888	234,364
Accrued income taxes	65,366	46,851
Current portion of long-term debt	15,790	30,088

Total current liabilities	1,785,049	1,409,716
Long-Term Liabilities	99,448	57,453
Long-Term Debt	14,860	30,509
Shareholders' Equity
Preferred stock, $1.00 par value: Authorized—400,000 shares; Issued and outstanding—none	—	—
Common stock, $.10 par value: Authorized—400,000,000 shares; Issued and outstanding—200,379,000 and 203,621,000 shares, respectively	20,038	10,181
Additional paid-in capital	247,490	542,377
Retained earnings	828,457	481,387

Total shareholders' equity	1,095,985	1,033,945

Total Liabilities and Shareholders' Equity	$2,995,342	$2,531,623

Consolidated Statements of Earnings

$ in thousands, except per share amounts

For the Fiscal Years Ended	Feb. 26 2000	Feb. 27 1999	Feb. 28 1998
Revenues	$12,494,023	$10,064,646	$8,337,762
Cost of goods sold	10,100,594	8,250,123	7,026,074

Gross profit	2,393,429	1,814,523	1,311,688
Selling, general and administrative expenses	1,854,170	1,463,281	1,145,280

Operating income	539,259	351,242	166,408
Net interest income (expense)	23,311	435	(33,005)

Earnings before income tax expense	562,570	351,677	133,403
Income tax expense	215,500	135,395	51,465

Net earnings	$347,070	$216,282	$81,938

Basic earnings per share	$1.70	$1.09	$.47
Diluted earnings per share	$1.63	$1.03	$.46
Basic weighted average common shares outstanding (000s)	204,194	199,185	175,416
Diluted weighted average common shares outstanding (000s)	212,580	210,006	200,251

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

$ in thousands

For the Fiscal Years Ended	Feb. 26 2000	Feb. 27 1999	Feb. 28 1998
Operating Activities
Net earnings	$347,070	$216,282	$81,938
Depreciation, amortization and other non-cash charges	109,541	78,367	71,584

	456,611	294,649	153,522
Changes in operating assets and liabilities:
Receivables	(56,900)	(36,699)	(16,121)
Merchandise inventories	(137,315)	14,422	71,271
Other assets	(11,005)	(4,251)	(3,278)
Accounts payable	302,194	249,094	147,340
Other liabilities	108,829	82,544	63,950
Accrued income taxes	97,814	62,672	33,759

Total cash provided by operating activities	760,228	662,431	450,443

Investing Activities
Additions to property and equipment	(361,024)	(165,698)	(72,063)
(Increase) decrease in recoverable costs from developed properties	(21,009)	(65,741)	45,270
(Increase) decrease in other assets	(18,081)	(18,128)	4,494

Total cash used in investing activities	(400,114)	(249,567)	(22,299)

Financing Activities
Long-term debt payments	(29,946)	(165,396)	(22,694)
Long-term debt borrowings	—	—	10,000
Issuance of common stock	32,229	20,644	14,869
Repurchase of common stock	(397,451)	(2,462)	—

Total cash (used in) provided by financing activities	(395,168)	(147,214)	2,175

(Decrease) Increase in Cash and Cash Equivalents	(35,054)	265,650	430,319
Cash and Cash Equivalents at Beginning of Period	785,777	520,127	89,808

Cash and Cash Equivalents at End of Period	$750,723	$785,777	$520,127

See Notes to Consolidated Financial Statements.

Consolidated Statements of Changes in Shareholders' Equity

$ in thousands

	Common Stock	Additional Paid-In Capital	Retained Earnings
Balances at March 1, 1997	$4,329	$241,300	$183,167
Stock options exercised	134	14,056	—
Tax benefit from stock options exercised	—	10,642	—
Conversion of preferred securities	—	146	—
Net earnings	—	—	81,938

Balances at February 28, 1998	4,463	266,144	265,105
Stock options exercised	199	21,381	—
Tax benefit from stock options exercised	—	40,428	—
Conversion of preferred securities	509	221,896	—
May 1998 two-for-one stock split	5,016	(5,016)	—
Repurchase of common stock	(6)	(2,456)	—
Net earnings	—	—	216,282

Balances at February 27, 1999	10,181	542,377	481,387
Stock options exercised	408	32,713	—
Tax benefit from stock options exercised	—	79,300	—
March 1999 two-for-one stock split	10,190	(10,190)	—
Repurchase of common stock	(741)	(396,710)	—
Net earnings	—	—	347,070

Balances at February 26, 2000	$20,038	$247,490	$828,457

See Notes to Consolidated Financial Statements.

Independent Auditor's Report

Shareholders and Board of Directors
Best Buy Co., Inc.

    We have audited the accompanying consolidated balance sheets of Best Buy Co., Inc. as of February 26, 2000, and February 27, 1999, and the related consolidated statements of earnings, changes in shareholders' equity, and cash flows for each of the three years in the period ended February 26, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Best Buy Co., Inc. at February 26, 2000, and February 27, 1999, and the consolidated results of its operations and its cash flows for each of the three years in the period ended February 26, 2000, in conformity with accounting principles generally accepted in the United States.

                      /s/ Ernst & Young LLP

Minneapolis, Minnesota
March 28, 2000

Notes to Consolidated Financial Statements

$ in thousands, except per share amounts

1. Summary of Significant Accounting Policies

Description of Business

    The Company currently operates in a single business segment, selling personal computers and other home office products, consumer electronics, entertainment software, major appliances and related accessories principally through its retail stores. Accordingly, additional disclosures under Statement of Financial Accounting Standards (SFAS) No. 131, Disclosures about Segments of an Enterprise and Related Information, are not required.

Basis of Presentation

    The consolidated financial statements include the accounts of Best Buy Co., Inc. and its subsidiaries. Significant intercompany accounts and transactions have been eliminated.

Use of Estimates in the Preparation of Financial Statements

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the consolidated balance sheets and statements of earnings, as well as the disclosure of contingent liabilities. Actual results could differ from these estimates and assumptions.

Fiscal Year

    The Company's fiscal year ends on the Saturday nearest the end of February.

Cash and Cash Equivalents

    The Company considers short-term investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents are carried at cost, which approximates market value.

Recoverable Costs From Developed Properties

    The costs of acquisition and development of properties which the Company intends to sell and lease back or recover from landlords within one year are included in current assets.

Merchandise Inventories

    Merchandise inventories are recorded at the lower of average cost or market.

Property and Equipment

    Property and equipment are recorded at cost. Depreciation is computed on the straight-line method over the estimated useful lives of the assets or, in the case of leasehold improvements, over the shorter of the estimated useful lives or lease terms. The Company evaluates potential losses on impairment of long-lived assets used in operations on a location-by-location basis when indicators of impairment are present. A loss is recorded when an asset's carrying value exceeds the estimated undiscounted cash flows from the asset.

Stock Splits

    The Company completed two-for-one stock splits effected in the form of 100% stock dividends distributed on March 18, 1999 and May 26, 1998. All share and per share information reflects these stock splits.

Revenue Recognition

    The Company recognizes revenues from the sales of merchandise at the time the merchandise is sold. Service revenues are recognized at the time the service is provided.

    The Company sells extended service contracts, called Performance Service Plans, on behalf of an unrelated third party. The Company recognizes net commission revenues for extended service contracts sold in states where the Company is deemed the obligor ratably over the terms of the service contracts, generally two to five years. The Company recognizes net commission revenues for extended service contracts sold in states where the Company is not deemed the obligor at the time of sale.

Pre-Opening Costs

    In fiscal 1999, the Company adopted Statement of Position (SOP) 98-5, Reporting on the Cost of Start-Up Activities. The SOP requires the costs of start-up activities, including store opening costs, to be expensed as incurred. The Company historically deferred and amortized those costs over interim periods in the year the store opened. Annual results were not materially impacted by the adoption.

Advertising Costs

    Advertising costs, included in selling, general and administrative expenses, are expensed as incurred.

Earnings per Share

    Basic earnings per share is computed based on the weighted average number of common shares outstanding during each period. Diluted earnings per share includes the incremental shares assumed issued on the exercise of stock options. Convertible preferred securities were assumed to be converted into common stock and any related interest expense, net of income taxes, was added back to net earnings when the assumed conversion resulted in lower earnings per share.

Stock Options

    The Company applies Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, in accounting for stock options and presents in Note 5 pro forma net earnings and earnings per share as if the Company had adopted SFAS No. 123, Accounting for Stock-Based Compensation.

Reclassifications

    Certain previous-year amounts have been reclassified to conform to the current-year presentation. These reclassifications had no impact on net earnings or total shareholders' equity.

2. Working Capital Financing

Credit Agreement

    The Company has a credit agreement (the Agreement) that provides a bank revolving credit facility (the Facility) under which the Company can borrow up to $100,000. The Agreement expires on June 30, 2002. Borrowings under the Facility are unsecured. Interest on borrowings is at rates specified in the Agreement, as elected by the Company. The Company also pays certain commitment and agent fees.

    The Agreement contains covenants that require maintenance of certain financial ratios, minimum consolidated net worth and limits owned real estate and capital expenditures. The Agreement also requires that the Company has no outstanding principal balance for a period not less than 30 consecutive days, net of cash and cash equivalents. There were no borrowings under the Facility during fiscal years 2000 or 1999.

Inventory Financing

    The Company has a $200,000 inventory financing credit line, which increases to $325,000 on a seasonal basis. Borrowings are collateralized by a security interest in certain merchandise inventories approximating the outstanding borrowings. The terms of this arrangement allow the Company to extend the due dates of invoices beyond their normal terms. The amounts extended generally bear interest at a rate approximating the prime rate. No amounts were extended under this line in fiscal years 2000 or 1999. The line has provisions that give the financing source a portion of the cash discounts provided by the manufacturers.

3. Long-Term Debt

Capital Leases and Other Loans

    As of February 26, 2000, long-term debt consisted of capital leases and other loans bearing interest at rates ranging from 5.25% to 9.41%. These obligations are secured by certain property and equipment with a net book value of $35,600 and $42,900 at February 26, 2000 and February 27, 1999, respectively.

    During fiscal 2000, 1999 and 1998, interest paid (net of amounts capitalized) totaled $5,300, $23,800 and $37,700, respectively. The fair value of long-term debt approximates the carrying value.

    During fiscal 2000, 1999 and 1998, interest expense totaled $5,100, $19,400 and $37,200, respectively, and is included in net interest income (expense).

    The future maturities of long-term debt consist of the following:

Fiscal Year	Capital Leases	Other
2001	$7,631	$8,167
2002	18	4,251
2003	—	1,445
2004	—	895
2005	—	745
Thereafter	—	7,506

	7,649	$23,009

Less amount representing interest	8

Minimum lease payments	$7,641

Senior Subordinated Notes

    On October 5, 1998, the Company prepaid its $150,000, 8 5/8% Senior Subordinated Notes due October 1, 2000, at 102.5% of their par value. The prepayment premium of $3,750 and the write-off of the remaining deferred debt offering costs of approximately $1,100 were included in interest expense in fiscal 1999.

4. Convertible Preferred Securities of Subsidiary

    In November 1994, the Company and Best Buy Capital, L.P., a special-purpose limited partnership in which the Company was the sole general partner, completed the public offering of 4.6 million convertible monthly income preferred securities with a liquidation preference of $50 per security. The securities were convertible into shares of the Company's common stock at the rate of 4.444 shares per security (equivalent to a conversion price of $11.25 per share). In April 1998, substantially all of the preferred securities were converted into approximately 20.4 million shares of common stock. The remaining preferred securities were redeemed in June 1998 for cash of $671.

5. Shareholders' Equity

Stock Options

    The Company currently sponsors two non-qualified stock option plans for employees and one non-qualified stock option plan for directors. These plans provide for the issuance of up to 48.8 million shares. Options may be granted only to employees or directors at option prices not less than the fair market value of the Company's common stock on the date of the grant. In addition, two plans expired in fiscal 1998 that still have outstanding options. At February 26, 2000, options to purchase 17.0 million shares were outstanding under all of these plans.

    As permitted by SFAS No. 123, the Company has elected to account for its stock option plans under the provisions of APB Opinion No. 25. Accordingly, no compensation cost has generally been recognized for stock options granted. Had the Company adopted SFAS No. 123, the pro forma effects on net earnings, basic earnings per share and diluted earnings per share would have been as follows:

	2000	1999	1998
Net Earnings
As reported	$347,070	$216,282	$81,938
Pro forma	321,881	201,257	76,099
Basic Earnings per Share
As reported	$1.70	$1.09	$.47
Pro forma	1.58	1.01	.43
Diluted Earnings per Share
As reported	$1.63	$1.03	$.46
Pro forma	1.52	.96	.43

    The fair value of each option was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

	2000	1999	1998
Risk-free interest rate	6.4%	5.6%	6.8%
Expected dividend yield	0%	0%	0%
Expected stock price volatility	50%	50%	60%
Expected life of options	4.5 years	4.9 years	4.2 years

    The weighted average fair value of options granted during fiscal 2000, 1999 and 1998 used in computing pro forma compensation expense was $25.59, $8.58 and $1.74 per share, respectively.

    Option activity for the last three fiscal years was as follows:

	Shares	Weighted Average Exercise Price per Share
Outstanding March 1, 1997	16,900,000	$3.54
Granted	7,720,000	3.24
Exercised	(5,356,000)	2.78
Canceled	(2,520,000)	3.44

Outstanding February 28, 1998	16,744,000	3.66
Granted	9,423,000	17.27
Exercised	(4,909,000)	4.56
Canceled	(2,119,000)	9.74

Outstanding February 27, 1999	19,139,000	9.46
Granted	3,040,000	51.97
Exercised	(4,172,000)	7.75
Canceled	(961,000)	19.48

Outstanding February 26, 2000	17,046,000	16.89

    Exercisable options at the end of fiscal 2000, 1999 and 1998 were 4.6 million, 5.0 million and 4.7 million, respectively. The following table summarizes information concerning options outstanding and exercisable as of February 26, 2000:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0 to $10	7,486,000	4.63	$3.06	3,515,000	$3.04
$10 to $20	6,567,000	8.16	17.18	1,017,000	17.16
$20 to $30	107,000	8.62	24.03	20,000	24.35
$30 to $40	33,000	8.86	32.03	8,000	32.03
$40 to $50	190,000	9.17	47.04	14,000	45.99
$50 to $60	2,631,000	9.15	52.25	51,000	52.58
$60 to $70	15,000	9.49	65.52	—	—
$70 to $80	17,000	9.48	73.27	—	—

$0 to $80	17,046,000	6.78	$16.89	4,625,000	$6.96

Earnings per Share

    The following table presents a reconciliation of the numerators and denominators of basic and diluted earnings per common share for fiscal 2000, 1999 and 1998:

	2000	1999	1998
Numerator:
Net earnings	$347,070	$216,282	$81,938
Interest on preferred securities, net of tax	—	771	9,179

Net earnings assuming dilution	$347,070	$217,053	$91,117
Denominator (000s):
Weighted average common shares outstanding	204,194	199,185	175,416
Effect of dilutive securities:
Employee stock options	8,386	8,726	4,404
Preferred securities	—	2,095	20,431

Weighted average common shares outstanding assuming dilution	212,580	210,006	200,251
Basic earnings per share	$1.70	$1.09	$.47
Diluted earnings per share	$1.63	$1.03	$.46

Repurchase of Common Stock

    In October 1998 and September 1999, the Company's Board of Directors authorized the purchases of up to $100,000 and $200,000, respectively, of the Company's common stock. These plans were completed with a total of 1.8 million and 3.8 million shares purchased and retired, respectively.

    In February 2000, the Company's Board of Directors authorized the purchase of up to $400,000 of the Company's common stock from time to time through open market purchases. This plan has no stated expiration date. As of February 26, 2000, 1.9 million shares were purchased and retired at a cost of $100,000.

Other

    Subsequent to year-end, the Company finalized a comprehensive strategic alliance with Microsoft Corp. In connection with the alliance, Microsoft purchased 3.9 million shares of the Company's common stock for $200,000.

6. Operating Lease Commitments and Related-Party Transactions

    The Company currently owns the majority of its corporate headquarters facilities and conducts essentially all of its retail and the majority of its distribution operations from leased locations. Transaction costs associated with the sale and leaseback of properties and any gain or loss are recognized over the terms of the lease agreements. Proceeds from the sale and leaseback of properties are included in the net change in recoverable costs from developed properties. In addition to rent, the leases require payment of real estate taxes, insurance and common area maintenance. Most of the leases contain renewal options and escalation clauses, and several require contingent rents based on specified percentages of sales. Certain leases also contain covenants related to maintenance of financial ratios. The Company also leases various equipment under operating leases.

    The composition of total rental expenses for all operating leases during the past three fiscal years, including leases of buildings and equipment, was as follows:

	2000	1999	1998
Minimum rentals	$227,500	$186,100	$161,500
Percentage rentals	500	500	400

	$228,000	$186,600	$161,900

    As of February 26, 2000, three stores were leased from the Company's CEO and principal shareholder, or partnerships in which he is a partner. Rent under these leases during the past three fiscal years and one additional store, leased from his spouse, for which the lease expired in January 1998, was as follows:

	2000	1999	1998
Minimum rentals	$1,000	$800	$900
Percentage rentals	300	400	400

	$1,300	$1,200	$1,300

    Future minimum lease obligations by year (not including percentage rentals) for all operating leases at February 26, 2000, were as follows:

Fiscal Year
2001	$243,000
2002	237,000
2003	219,000
2004	208,000
2005	208,000
Thereafter	1,792,000

7. Benefit Plans

    The Company has a retirement savings plan for employees meeting certain age and service requirements. The plan provides for a Company-matching contribution, which is subject to annual approval by the Company's Board of Directors. The matching contribution was $4,600, $3,100 and $2,100 in fiscal 2000, 1999 and 1998, respectively.

    The Company also has a deferred compensation plan for certain management employees. The liability for compensation deferred under this plan was $18,900 and $8,400 at February 26, 2000 and February 27, 1999, respectively, and is included in long-term liabilities. The Company has elected to match its liability under the plan through the purchase of life insurance. The cash value of the insurance, which includes funding for future deferrals, was $26,500 and $14,200 in fiscal 2000 and 1999, respectively, and is included in other assets. Both the asset and the liability are carried at market value.

8. Income Taxes

    The following is a reconciliation of income tax expense to the federal statutory tax rate:

	2000	1999	1998
Federal income tax at the statutory rate	$196,899	$123,087	$46,691
State income taxes, net of federal benefit	22,503	14,206	4,986
Tax-exempt interest	(5,592)	(3,232)	(1,038)
Other	1,690	1,334	826

Income tax expense	$215,500	$135,395	$51,465

Effective tax rate	38.3%	38.5%	38.6%

    Income tax expense consists of the following:

	2000	1999	1998
Current: Federal	$164,938	$120,892	$50,950
State	21,329	15,252	5,487

	186,267	136,144	56,437

Deferred: Federal	25,725	(665)	(4,509)
State	3,508	(84)	(463)

	29,233	(749)	(4,972)

Income tax expense	$215,500	$135,395	$51,465

    Deferred taxes are the result of differences between the basis of assets and liabilities for financial reporting and income tax purposes. Significant deferred tax assets and liabilities consist of the following:

	Feb. 26 2000	Feb. 27 1999
Accrued expenses	$19,001	$15,690
Deferred revenues	25,009	23,284
Compensation and benefits	17,293	8,052
Other	2,763	4,608

Total deferred tax assets	64,066	51,634

Property and equipment	42,937	10,973
Inventory	15,639	2,215
Other	4,606	3,603

Total deferred tax liabilities	63,182	16,791

Net deferred tax assets	$884	$34,843

    Income taxes paid (net of refunds) were $82,600, $84,000 and $12,700 in fiscal 2000, 1999 and 1998, respectively.

9. Legal Proceedings

    The Company is involved in various legal proceedings arising during the normal course of conducting business. Management believes that the resolution of these proceedings will not have any material adverse impact on the Company's consolidated financial statements.