Form 10-K, Exhibit 13
period 2001-03-03
BEST BUY CO INC
filed 2001-06-01
CIK 764478

QuickLinks -- Click here to rapidly navigate through this document

Exhibit 13.1

10-Year Financial Highlights
$ in thousands, except per share amounts

Fiscal Year(1)	2001(2)	2000	1999	1998	1997	1996	1995	1994	1993	1992
Statement of Earnings Data
Revenues	$15,326,552	$12,494,023	$10,064,646	$8,337,762	$7,757,692	$7,214,828	$5,079,557	$3,006,534	$1,619,978	$929,692
Gross profit	3,059,093	2,393,429	1,814,523	1,311,688	1,045,890	933,951	690,393	456,925	284,034	181,062
Selling, general and administrative expenses	2,454,785	1,854,170	1,463,281	1,145,280	1,005,675	813,988	568,466	379,747	248,126	162,286
Operating income	604,308	539,259	351,242	166,408	40,215	119,963	121,927	77,178	35,908	18,776
Net earnings (loss)	395,839	347,070	216,282	81,938	(6,177)	46,425	57,651	41,285	19,855	9,601
Per Share Data(3)
Net earnings (loss)	$1.86	$1.63	$1.03	$.46	$(.04)	$.27	$.32	$.25	$.14	$.08
Common stock price:
High	88.88	80.50	49.00	15.30	6.56	7.41	11.31	7.86	3.92	2.95
Low	21.00	40.50	14.75	2.16	1.97	3.19	5.53	2.72	1.17	.67
Operating Statistics
Comparable store sales change(4)	4.9%	11.1%	13.5%	2.0%	(4.7%)	5.5%	19.9%	26.9%	19.4%	14.0%
Inventory turns(5)	7.6	7.2	6.6	5.6	4.6	4.8	4.7	5.0	4.8	5.1
Gross profit percentage	20.0%	19.2%	18.0%	15.7%	13.5%	12.9%	13.6%	15.2%	17.5%	19.5%
Selling, general and administrative expense percentage	16.0%	14.8%	14.5%	13.7%	13.0%	11.3%	11.2%	12.6%	15.3%	17.5%
Operating income percentage	3.9%	4.3%	3.5%	2.0%	.5%	1.7%	2.4%	2.6%	2.2%	2.0%
Average revenues per store(6)	$38,900	$37,200	$33,700	$29,600	$29,300	$31,100	$28,400	$22,600	$17,600	$14,300
Year-End Data
Working capital	$213,965	$453,411	$662,111	$666,172	$563,083	$584,769	$609,049	$362,582	$118,921	$126,817
Total assets	4,839,587	2,995,342	2,531,623	2,070,371	1,740,399	1,891,858	1,507,125	952,494	439,142	337,218
Long-term debt, including current portion	295,949	30,650	60,597	225,322	238,016	229,855	240,965	219,710	53,870	52,980
Convertible preferred securities	—	—	—	229,854	230,000	230,000	230,000	—	—	—
Shareholders' equity	1,821,928	1,095,985	1,033,945	535,712	428,796	430,020	376,122	311,444	182,283	157,568
Number of stores
Best Buy	419	357	311	284	272	251	204	151	111	73
Musicland	1,309	—	—	—	—	—	—	—	—	—
Magnolia Hi-Fi	13	—	—	—	—	—	—	—	—	—
Total retail square footage (000s)
Best Buy	19,010	16,205	14,017	12,694	12,026	10,771	8,041	5,072	3,250	2,105
Musicland	8,772	—	—	—	—	—	—	—	—	—
Magnolia Hi-Fi	133	—	—	—	—	—	—	—	—	—

This table should be read in conjunction with Management's Discussion and Analysis of Results of Operations and Financial Condition, beginning on page 22, and the Consolidated Financial Statements and Notes, beginning on page 36.

(1)
Both fiscal 2001 and 1996 included 53 weeks. All other periods presented included 52 weeks.
(2)
During the fourth quarter of fiscal 2001, the Company acquired the common stock of Musicland Stores Corporation (Musicland) and Magnolia Hi-Fi, Inc. (Magnolia Hi-Fi). The results of operations of those businesses are included from their dates of acquisition.
(3)
Earnings per share is presented on a diluted basis and reflects two-for-one stock splits in March 1999, May 1998 and April 1994, and a three-for-two stock split in September 1993.
(4)
Comparable stores are stores open at least 14 full months and for all periods presented reflect Best Buy stores only.
(5)
Inventory turns reflect Best Buy stores only and are calculated based upon a monthly average of inventory balances.
(6)
Average revenues per store reflect Best Buy stores only and is based upon total revenues for the period divided by the weighted average number of stores open during such period.

20-21

Management's Discussion and Analysis of
Results of Operations and Financial Condition

Overview

Best Buy Co., Inc. (the Company) is the nation's largest volume specialty retailer of name-brand consumer electronics, home office equipment, entertainment software and appliances. During the fourth quarter of fiscal 2001, the Company acquired Musicland Stores Corporation (Musicland) and Magnolia Hi-Fi, Inc. (Magnolia Hi-Fi). Musicland is primarily a mall-based retailer of pre-recorded music and movies. Magnolia Hi-Fi is a retailer of top-of-the-line audio and video products. Both acquisitions were accounted for using the purchase method. Under this method, the net assets and results of operations of those businesses are included in the consolidated financial statements of the Company from their dates of acquisition. For additional information, refer to Note 2 of the Notes to Consolidated Financial Statements on page 44 and the "Musicland Acquisition" section of Management's Discussion and Analysis of Results of Operations and Financial Condition on page 31.

The Company's fiscal year ended March 3, 2001, contained 53 weeks. Fiscal 2000 and fiscal 1999 contained 52 weeks.

Results of Operations

The Company generated record earnings for the fourth consecutive year. For fiscal 2001, net earnings were $395.8 million, compared to $347.1 million in fiscal 2000 and $216.3 million in fiscal 1999. Earnings per share on a diluted basis increased to $1.86 in fiscal 2001, compared with $1.63 per share in fiscal 2000 and $1.03 per share in fiscal 1999. The 14% increase in fiscal 2001 net earnings was the result of strong sales of new and expanded digital technology product offerings and gross margin improvements. The earnings growth in fiscal 2001 also was driven by a 23% increase in revenues for the year, with new Best Buy stores accounting for the majority of the increase. Despite an increasingly challenging economic environment in fiscal 2001, comparable store sales increased 4.9% on top of an 11.1% increase in fiscal 2000, and gross profit margin improved to 20.0% of revenues from 19.2% of revenues for the same period one year ago. The Company's financial performance in fiscal 2001 also was impacted by expenses associated with the Company's growth initiatives, including the national launch of BestBuy.com and the significant start-up costs associated with opening 62 new Best Buy stores, including the entry into the New York market. The write-off of $15 million of e-commerce investments reduced fiscal 2001 earnings by approximately 4 cents per share. Fiscal 2001 earnings per share also were reduced by approximately 4 cents per share as a result of the costs associated with the acquisition and integration of Musicland. Magnolia Hi-Fi's financial results did not have a material impact on the Company's net earnings.

In addition to traditional financial measurements, management uses Economic Value Added (EVA®) to measure and manage the financial performance and the allocation of capital resources of the Company. EVA is net operating profit after taxes minus a charge for total capital employed. Operating profit after taxes exceeded the required return on capital employed for the third consecutive year. The Company generated EVA of $138 million in fiscal 2001, compared with $178 million in fiscal 2000 and $75 million in fiscal 1999. Fiscal 2001 EVA was impacted by higher capital investments in new stores, including the impact of capitalizing operating leases for EVA purposes and technology investments to support expanding and increasingly complex business operations, along with significant start-up costs for BestBuy.com and the New York market. These activities reduced EVA in fiscal 2001 as compared with fiscal 2000; however, the Company expects to earn positive EVA from these investments in the future.

The following table presents selected revenue data for each of the past three fiscal years ($ in thousands).

	2001	2000	1999
Revenues	$15,326,552	$12,494,023	$10,064,646
Percentage increase in revenues	23%	24%	21%
Comparable store sales increase*	4.9%	11.1%	13.5%
Average revenues per store*	$38,900	$37,200	$33,700

*
Best Buy stores only.

Revenues in fiscal 2001 increased 23% to $15.3 billion, compared with $12.5 billion in fiscal 2000, due to the addition of 62 Best Buy stores, a full year of operation at the 47 Best Buy stores added in fiscal 2000, a 4.9% increase in comparable store sales and the approximately $160 million in revenues generated by Musicland and Magnolia Hi-Fi from their dates of acquisition. The 53rd week added about $280 million to fiscal 2001 revenues. The comparable store sales increase in a weaker economic environment reflects the strength of the digital product cycle, the benefits from enhancements made to the Company's operating model and the Company's continuing ability to gain market share. Digital product sales comprised 15% of revenues in the fourth quarter of fiscal 2001, compared with 10% one year ago. The Company's enhanced operating model, which included an improved merchandise assortment, higher in-stock positions, more effective advertising and more consistent store execution, contributed to market share gains.

As of March 3, 2001, the Company operated more than 1,700 retail stores. The Company acquired more than 1,300 stores as part of its acquisition of Musicland and 13 stores in connection with the acquisition of Magnolia Hi-Fi. The Company opened 62 new Best Buy stores in fiscal 2001, including entries into the new markets of the New York City area and Norfolk, Va. Included in the new store openings were 11 small-market stores, intended to serve markets with populations of less than 200,000, bringing the total stores in this format to 20. The Company also relocated seven stores and expanded three stores during the last year. At the end of fiscal 2001, the Company operated 419 Best Buy stores, compared with 357 stores at the end of the prior fiscal year.

In the second quarter of fiscal 2001, the Company launched its online shopping site, BestBuy.com. The Company's clicks-and-mortar strategy is designed to empower consumers to research and purchase products seamlessly across the Best Buy retail environment—online or in retail stores. The online site initially offered consumer electronics products, music and movies. Later in the year, the product offerings were expanded to include computers and related products. While online revenues do not currently represent a significant portion of the Company's business, the Company believes the investment in and increased expenses associated with the development, launch and operation of a comprehensive Internet strategy creates a significant future growth opportunity in serving consumers both online and in retail stores.

Fiscal 2000 revenues increased 24% to $12.5 billion, compared with $10.1 billion in fiscal 1999, due to an 11.1% increase in comparable store sales, 47 new stores and a full year of operations at the 28 stores opened in fiscal 1999. The increase in comparable store sales reflected the continued strength in consumer spending and the Company's ability to gain market share. Higher levels of disposable income due to the strong economy, consumers' rapid acceptance of digital technology products and the increased affordability of personal computers all drove consumer demand. Internet service providers (ISPs) offered new subscribers significant rebates on purchases of personal computers, making them more affordable. These offers stimulated unit sales of personal computers and sales of higher-margin accessories and Performance Service Plans (PSPs).

Product Category Performance

The following table presents the Best Buy retail store sales mix by major product category for each of the past three fiscal years.

	2001	2000*	1999*
Home Office	34%	35%	36%
Consumer Electronics—Video	22%	19%	18%
Consumer Electronics—Audio	11%	11%	11%
Entertainment Software	19%	19%	20%
Appliances	7%	8%	8%
Other	7%	8%	7%

Total	100%	100%	100%

*
Prior-year percentages have been adjusted to reflect current year categorization of products. The primary change was to reclassify cameras and photographic equipment from the "other" category to consumer electronics—video.

Home Office Best Buy's home office category experienced positive comparable store sales growth in 2001 as a whole; however, sales slowed through the latter half of the year as consumer demand for personal computers declined. Revenues were driven by a variety of products, including wireless communications, computer peripherals, configure-to-order computer offerings, notebook computers and personal digital assistants (PDAs). ISPs continued to offer new subscribers significant rebates on the purchase of personal computers and other products, stimulating demand. As a result of its strategic alliance with Microsoft Corporation and Best Buy's retail execution, the Company signed up more than 1.3 million new ISP subscriptions in fiscal 2001, which had a favorable impact on computer sales and other product sales. Laptop computers and configure-to-order computers, which generally carry a higher gross profit margin, increased in their percentage of the computer business' sales mix. Consumer demand has been shifting to higher-priced, more fully featured computers. Desktop personal computer sales declined as a result of the industry-wide decline in unit sales volume and a slight decrease in average selling prices. Computer peripherals, including CD drives with read/write capabilities, generated strong sales gains during the year. Sales of PDAs increased significantly in fiscal 2001 and contributed to the category's positive comparable store sales growth. The re-merchandising of wireless communications and other digital products within this category to a more prominent position at the front of the stores contributed to the comparable store sales increase.

Consumer Electronics Consumer electronics comprised 33% of Best Buy's total sales mix in fiscal 2001, up from 30% in fiscal 2000. The category experienced double-digit comparable store sales growth, led by new technology products, including digital televisions, digital camcorders, cameras and DVD players. The sales were driven by increased consumer demand for new technology and lower price points. Sales of digital televisions, with an average selling price of approximately $2,300 as of fiscal year-end, increased dramatically during the year, accounting for approximately 10% of fiscal 2001 television sales compared with 2% in fiscal 2000. Consumers continued the rapid transition to DVD technology from the VHS format. Sales of analog televisions and home theater systems also generated strong sales gains in fiscal 2001.

Entertainment Software Sales of entertainment software, which includes music and movies, computer software and video games, were 19% of Best Buy's total sales in fiscal 2001, unchanged from fiscal 2000. Best Buy posted its third consecutive year of DVD movie comparable store sales gains of more than 100% due to the continued expansion of the DVD hardware installed base and a broader assortment of movie titles, including strong-selling new releases. Sales of recorded music were impacted by the general absence of new releases with strong consumer appeal and an increase in both the downloading of music via Internet sites and greater consumer awareness of CD recording technology. Video game hardware and software sales were weaker than expected due to a shortage of new titles and the limited availability of new technology products such as Sony's PlayStation II video game platform. Online offerings, industry consolidation, the industry-wide decrease in personal computer unit sales volume and lower price points continued to impact computer software sales.

Appliances Comparable store sales of appliances declined in fiscal 2001 as a result of an increased number of competing retail stores offering major appliances, a lack of new products and the slowdown in consumer demand that was experienced throughout the industry. Currently, the Company is working with suppliers to improve its appliance business model, end to end, and increase profitability. The primary areas of concentration include the consumer shopping experience, marketing of products, after-sale service and logistics.

Other Sales in the "other" category, comprised of Performance Service Plans (PSPs), furniture and other miscellaneous products such as batteries, business cases and blank audio and video media, were consistent with fiscal 2000 as a percentage of the retail store sales mix. PSP sales decreased to 3.9% of revenues in fiscal 2001 from 4.0% of revenues in fiscal 2000 due to the decline in personal computer and appliance unit volume, which was offset by higher unit sales of other products.

Components of Operating Income

The following table presents selected operating ratios as a percentage of revenues for each of the past three fiscal years.

	2001	2000	1999
Gross profit	20.0%	19.2%	18.0%
Selling, general and administrative expenses	16.0%	14.8%	14.5%
Operating income	3.9%	4.3%	3.5%

Gross profit for fiscal 2001 improved to 20.0% of revenues, compared with 19.2% in fiscal 2000. The current-year increase was driven by improved product margins and a more profitable sales mix that resulted from increased sales of digital products and higher-end, more fully featured products. The generally lower-margin home office category, which includes personal computers, declined in Best Buy's sales mix, while the generally higher-margin consumer electronics categories, which include most digital products, increased. However, within the home office category, Best Buy benefited from a more profitable sales mix as consumers shifted from lower- margin desktop computers to higher-margin configure-to-order and notebook computers. The Company also benefited from its "Complete Solution" selling strategy that is designed to provide customers with higher-margin accessories and services supporting their purchases. Improved inventory management contributed to the gross profit margin improvement as inventory turns for Best Buy stores increased to 7.6 turns in fiscal 2001, compared with 7.2 turns in fiscal 2000. The increase in inventory turns resulted in fewer markdowns, particularly during model transitions. The addition of Musicland's financial results from its date of acquisition positively impacted the Company's gross profit by approximately 0.2% of revenues, due to its higher margin sales mix.

Gross profit improved to 19.2% of revenues in fiscal 2000 from 18.0% in fiscal 1999. The improvement resulted from higher product margins, a more profitable sales mix due to higher sales of PSPs and accessories, and an enhanced inventory assortment. Improved inventory turns and continued efforts to reduce inventory shrink also contributed to the gross profit margin improvement.

Selling, general and administrative expenses (SG&A) increased to 16.0% of revenues in fiscal 2001 compared with 14.8% one year ago, primarily as a result of the Company's increased investment in strategic initiatives combined with a more modest sales growth environment. The launch and operation of BestBuy.com was a significant component of the increase in the SG&A ratio. The start-up costs associated with the opening of the New York market, as well as lower than anticipated productivity from the initial operations of these stores, also added to the increase in the SG&A rate. Similar to the entry into Los Angeles, management currently expects that the New York market will take longer to reach its projected productivity. Fiscal 2001 expenses also were impacted by the $15 million write-off of e-commerce company investments that increased SG&A by approximately 0.1% of revenues. In addition, the costs associated with the operation, acquisition and integration of Musicland increased fiscal 2001 SG&A by approximately 0.2% of revenues. The Company's overall financial performance in fiscal 2001 benefited from its strategic alliance with Microsoft Corporation in the form of profit sharing and technology and marketing support.

The increase in SG&A as a percentage of revenues in fiscal 2000 compared with fiscal 1999 was primarily due to increased spending on the Company's strategic initiatives and expenses related to the greater number of new store openings. Fiscal 2000 strategic initiatives included the enhancement of operating systems and processes in Best Buy's services area, which provides product installation and repair services; early development of Best Buy's e-commerce business; and refinement of Best Buy's retail operating model. Compensation costs also increased in fiscal 2000 to support the development of a more effective sales staff, the hiring and training of store managers to support growth and the increase in corporate staff to drive strategic initiatives.

Net interest income increased to $37.2 million in fiscal 2001 compared with $23.3 million in the same period last year. The increase is due to higher cash balances compared to the prior fiscal year. The higher cash balances are the result of cash flows generated from operations during the last 12 months, including improved inventory management and a $200 million investment in Best Buy common stock by Microsoft Corporation as part of the strategic alliance. Interest expense on the Musicland debt and lost interest income on the cash used to acquire Musicland and Magnolia Hi-Fi reduced net interest income by approximately $4 million.

The Company's effective income tax rate in fiscal 2001 was 38.3%, unchanged from fiscal 2000. Historically, the Company's effective tax rate has been impacted primarily by the taxability of investment income and state income taxes.

Liquidity and Capital Resources

The continued increase in cash flows from operations enabled the Company to internally fund its business expansion plans and invest $513 million ($326 million net of cash acquired) to purchase Musicland and Magnolia Hi-Fi. Cash flow from operations increased $32 million in fiscal 2001, to $808 million, driven by earnings growth. The Company's cash flows were supplemented by Microsoft Corporation's $200 million investment in Best Buy common stock. The Company's financial position and liquidity remain strong even with the significant investments in new growth and strategic initiatives. Cash and cash equivalents totaled $747 million at the end of fiscal 2001, basically unchanged from one year ago. The Company's debt-to-capitalization ratio at the end of fiscal 2001 was less than 10%.

Merchandise inventories increased by $144 million as a result of the net addition of 62 new Best Buy stores in the last year. Inventory turns for Best Buy stores improved to 7.6 times for the fiscal year, compared with 7.2 times for the comparable period one year ago. Average inventory per Best Buy store declined by approximately 3%, compared to the end of fiscal 2000. The acquisition of Musicland and Magnolia Hi-Fi increased inventory at fiscal year-end by approximately $400 million.

Receivables, mainly credit card and vendor-related receivables, increased by $7 million compared with the prior year. The increase was primarily due to higher business volume offset by a reduction in receivables from Internet service providers. Receivables from sales on the Company's private-label credit card are sold to third parties, and the Company does not bear risk of loss with respect to these receivables. Other assets increased $16 million from the end of fiscal 2000 due to the purchase of real estate associated with the Company's corporate facilities expansion plans and the purchase of insurance in connection with the Company's deferred compensation plan. The $15 million write-down of minority e-commerce investments offset the increase in other long-term assets. The acquisition of Musicland and Magnolia Hi-Fi increased receivables and other assets other than goodwill at year-end by approximately $70 million.

Accounts payable and other liabilities increased as compared with the end of fiscal 2000 as a result of higher business volume. Accounts payable is impacted by the timing of payments to vendors and can fluctuate significantly. Other liabilities also increased due to advances received under alliances and an increase in outstanding gift cards. Increased accrued compensation resulting from the expanding employee base supporting the Company's growth and an increase in deferred taxes also contributed to the increase. The acquisition of Musicland and Magnolia Hi-Fi increased accounts payable and other liabilities at fiscal year-end by approximately $450 million.

The Company assumed $260 million of debt, with a fair value of $271 million, in connection with the acquisition of Musicland. Subsequent to the end of fiscal 2001, $94 million of the debt was retired as a result of the debt's change-in-control provisions. Other debt decreased compared to the prior fiscal year-end due to repayments, partially offset by the assumption of a mortgage related to the investment in corporate real estate.

The Company's practice is to lease rather than own real estate. For those sites developed using working capital, the Company generally sells and leases back those properties under long-term leases. Recoverable costs from developed properties increased by $31 million over last year primarily due to the increased development of new stores. During the fourth quarter of fiscal 2001, the Company entered into a $60 million, five-year master lease agreement for the purpose of constructing and leasing new retail locations.

Capital spending in fiscal 2001 was $658 million, compared with $361 million and $166 million in fiscal 2000 and fiscal 1999, respectively. The increase is primarily the result of the Company's investment in 62 new stores and 10 expanded or relocated stores during fiscal 2001, compared with 47 new stores and 13 expanded or relocated stores in fiscal 2000, and 28 new stores and five expanded or relocated stores in fiscal 1999. Capital spending in fiscal 2001 also included investment in store enhancement projects and expansion of the Company's distribution and corporate facilities. In addition, the Company is significantly increasing its investment in its core financial and operating systems to support the Company's growth and to support more complex sales and customer transaction processes.

In October 1998 and September 1999, the Company's Board of Directors authorized the purchase of up to $100 million and $200 million, respectively, of the Company's common stock. These plans were completed with a total of 1.8 million and 3.8 million shares purchased and retired, respectively. In February 2000, the Company's Board of Directors authorized the purchase of up to $400 million of the Company's common stock from time to time through open market purchases. The stock purchase program has no stated expiration date. Approximately 1.9 million shares had been purchased under this plan during the prior fiscal year at a cost of $100 million. No additional purchases were made in fiscal 2001.

The Company has a $100 million revolving credit facility that is scheduled to mature in June 2002. There were no borrowings under that facility during fiscal 2001.

Musicland Acquisition

The following table shows unaudited pro forma combined results of operations of Best Buy and Musicland for fiscal 2001 as though that acquisition had been completed as of the beginning of the fiscal year:

	Pro Forma Results	Reported Results
	($ in thousands, except per share amounts)
Revenues	$17,078,464	$15,326,552
Gross profit	3,710,328	3,059,093
Selling, general and administrative costs	3,023,200	2,454,785
Operating income	687,128	604,308
Net interest income (expense)	(2,024)	37,171
Earnings before income tax expense	685,104	641,479
Income tax expense	267,875	245,640
Net earnings	417,229	395,839
Earnings per share—diluted	$1.96	$1.86
Components of operating income:
Gross profit	21.7%	20.0%
Selling, general and administrative expense	17.7%	16.0%
Operating income	4.0%	3.9%

The information presented above does not necessarily represent what actual results would have been, had the acquisition taken place at the beginning of the fiscal year. Expenses associated with post-acquisition integration and store transformation activities are not included in the pro forma results. Additionally, anticipated changes to operations, including the impact of changes in product assortment at Musicland stores and expected expense savings and synergies, are not reflected.

The pro forma gross profit margin ratio of 21.7% as compared to the reported 20.0% reflects the impact of Musicland's higher margin sales mix.

The pro forma SG&A ratio of 17.7%, compared with a reported SG&A ratio of 16.0%, reflects the higher cost structure of Musicland's operations. In addition, the amortization of goodwill resulting from the acquisition is included in the pro forma SG&A and contributes $15.9 million in SG&A or approximately 0.1% of revenues.

Pro forma interest expense reflects interest on the debt assumed as well as the lost interest income on the cash used to finance the acquisition of Musicland shares. The pro forma effective tax rate of 39.1% compared to the reported tax rate of 38.3% principally reflects the impact of non tax-deductible goodwill amortization.

The reported gross profit margin and SG&A ratios were both increased by 0.2% of sales as result of the inclusion of Musicland's results since the date of acquisition. The reported earnings per share of $1.86 were reduced by 4 cents per share from one month of operation including initial integration costs and goodwill amortization.

Pro forma information regarding the Magnolia Hi-Fi acquisition is not presented as it would not have had a material impact on the Company's reported results or operating ratios.

Outlook for Fiscal 2002

The Company believes it will generate growth in net earnings in fiscal 2002. The net earnings improvement is expected to result from the operating profits from fiscal 2002 new store openings, a full year's contribution from stores opened in fiscal 2001 and the continued benefits from the increase in sales of digital products. In addition, the operating losses from the Company's e-commerce business should decline in fiscal 2002 as sales volume increases and the business realizes the benefits of last year's launch and infrastructure improvements. The Company anticipates that inclusion of Musicland's financial results—including integration expenses, store transformation efforts and goodwill amortization—will negatively impact the first three quarters of fiscal 2002. Profits contributed by Musicland in the highest volume fourth quarter are expected to offset the aggregate losses in the first three quarters of fiscal 2002.

Comparable store sales increases are expected to be in the low single digits for fiscal 2002. However, during the first half of the year comparable store sales are expected to decline modestly as consumers are likely to remain cautious. The Company's fiscal 2002 sales are expected to range from $19.0 billion to $19.5 billion.

The Company believes Best Buy stores will realize a modest improvement in its gross profit margin in fiscal 2002; however, the improvement is expected to be less than the fiscal 2001 improvement. The anticipated margin improvement assumes moderate promotional activity and a more profitable sales mix resulting from an increase in digital products as a percentage of the Company's sales mix. In addition, a continuation of the shift to higher margin products in the home office category and the migration to digital televisions should benefit the Company's overall gross margin rate in fiscal 2002. The Company believes digital products sales will be approximately 18% to 19% of the fourth quarter fiscal 2002 sales mix, compared with 15% in the fourth quarter of fiscal 2001. Reduced product margins due to the commoditization of selected digital products, DVD in particular, is expected to partially offset the gross profit margin improvements anticipated from the more profitable sales mix. In addition, the Company expects that Musicland will positively impact the Company's gross profit margin rate in fiscal 2002. Historically, Musicland stores have produced a higher gross profit margin than Best Buy stores due to product mix and pricing differences. This gap is expected to narrow slightly in fiscal 2002 due to a broader product assortment as new consumer electronics are introduced into the Musicland stores.

The SG&A ratio is expected to increase in fiscal 2002 due, in part, to the inclusion of a full year of Musicland's higher operating cost structure. In addition, the increased depreciation resulting from the investments in initiatives supporting the Company's growth strategies and goodwill amortization resulting from the acquisitions of Musicland and Magnolia Hi-Fi will impact the fiscal 2002 SG&A ratio. Recently proposed accounting rule changes could eliminate the requirement to amortize goodwill by the second half of the year. The flat or slightly negative comparable store sales in the first half of fiscal 2002 are expected to result in lower expense leverage and an increase in the SG&A ratio. The Company anticipates gaining expense leverage in the second half of the fiscal year as new stores open and comparable store sales increase.

Net interest income is expected to decrease in fiscal 2002 as a result of the cash used to purchase Musicland and Magnolia Hi-Fi and the assumption of Musicland's debt as well as lower yields on invested cash.

The Company's effective tax rate is expected to increase in fiscal 2002 because of the nondeductibility of goodwill that resulted from the acquisition of Musicland.

Capital expenditures in fiscal 2002 are expected to range from $700 million to $750 million, exclusive of amounts expended on property development that will be recovered through sale leasebacks. The capital spending will support the opening of approximately 60 new Best Buy stores, the continued development of the Company's systems, the expansion of corporate facilities and the Company's strategic initiatives, including the Musicland integration and store transformation strategy. Small-market stores are expected to comprise about one-third of the new Best Buy stores scheduled to open in fiscal 2002. Most new stores will incorporate the features of Best Buy's new Concept 5 store format. This new format, while retaining the 45,000-square-foot size, features customer-centric layouts, better adjacencies of products and accessories, faster checkout and improved merchandising. Existing stores will not be remodeled with the new concept in fiscal 2002.

Management currently believes that funds from the expected results of operations and available cash and cash equivalents will be sufficient to finance anticipated expansion plans and strategic initiatives for the next year. In addition, the Company's revolving credit facility is available for additional working capital needs or investment opportunities. Management also intends to consider long-term financing to support development of the Company's new corporate headquarters facility.

Quarterly Results and Seasonality

Similar to many retailers, the Company's business is seasonal. Revenues and earnings are typically greater during the second half of the fiscal year, which includes the holiday selling season. The timing of new store openings, costs associated with acquisitions and development of new businesses, and general economic conditions also may affect future quarterly results of the Company.

The following tables show selected unaudited quarterly operating results and high and low prices of the Company's common stock for each quarter of fiscal 2001 and 2000.

($ in thousands, except per share amounts)

Quarter	1st	2nd	3rd	4th(1)
Fiscal 2001
Revenues	$2,963,718	$3,169,171	$3,732,080	$5,461,583
Comparable store sales increase(2)	9.5%	5.1%	5.9%	1.8%
Gross profit	$605,593	$648,745	$689,041	$1,115,714
Operating income	108,518	115,350	85,013	295,427
Net earnings	72,158	76,748	57,263	189,670
Diluted earnings per share	.34	.36	.27	.89
Fiscal 2000
Revenues	$2,385,431	$2,686,640	$3,107,337	$4,314,615
Comparable store sales increase(2)	13.3%	11.1%	9.2%	11.0%
Gross profit	$462,002	$530,520	$590,367	$810,540
Operating income	71,701	89,606	122,588	255,364
Net earnings	46,809	58,067	78,389	163,805
Diluted earnings per share	.22	.27	.37	.78

(1)
The fourth quarter of fiscal 2001 included 14 weeks. All other quarters included 13 weeks. The comparable store sales increase for the fourth quarter of fiscal 2001 was based upon the comparable 14-week period for the prior year. Also, during the fourth quarter of fiscal 2001, the Company acquired the common stock of Musicland Stores Corporation and Magnolia Hi-Fi, Inc. The results of operations of those businesses are included from their dates of acquisition.

(2)
Best Buy stores only.

Common Stock Prices

Quarter	1st	2nd	3rd	4th
Fiscal 2001
High	$88.88	$80.69	$74.13	$51.00
Low	47.25	57.50	30.50	21.00
Fiscal 2000
High	$57.38	$80.50	$72.81	$67.00
Low	40.50	44.25	45.88	42.00

Best Buy's common stock is traded on the New York Stock Exchange under the symbol BBY. As of March 30, 2001, there were 1,970 holders of record of Best Buy common stock. The Company has not historically paid, and has no current plans to pay, cash dividends on its common stock.

Forward-Looking Statements

Section 27A of the Securities Act of 1933, as amended, and section 21E of the Securities Exchange Act of 1934, as amended, provide a "safe harbor" for forward-looking statements to encourage companies to provide prospective information about their companies. With the exception of historical information, the matters discussed in this annual report are forward-looking statements and may be identified by the use of words such as "believe,""expect," "anticipate," "plan," "estimate," "intend" and "potential." Such statements reflect the current view of the Company with respect to future events and are subject to certain risks, uncertainties and assumptions. A variety of factors could cause the Company's actual results to differ materially from the anticipated results expressed in such forward-looking statements, including, among other things, general economic conditions, acquisitions and development of new businesses, product availability, sales volumes, profit margins, and the impact of labor markets and new product introductions on the Company's overall profitability. Readers should review the Company's Current Reports on Form 8-K that describe additional important factors that could cause actual results to differ materially from those contemplated by the statements made in this annual report.

Consolidated Balance Sheets

$ in thousands, except per share amounts

ASSETS	March 3 2001	Feb. 26 2000
Current Assets
Cash and cash equivalents	$746,879	$750,723
Receivables	209,031	189,301
Recoverable costs from developed properties	103,846	72,770
Merchandise inventories	1,766,934	1,183,681
Other current assets	101,973	41,985

Total current assets	2,928,663	2,238,460
Property and Equipment
Land and buildings	170,978	76,228
Leasehold improvements	556,534	254,767
Fixtures and equipment	1,259,880	762,476

	1,987,392	1,093,471
Less accumulated depreciation and amortization	543,220	395,387

Net property and equipment	1,444,172	698,084
Goodwill, Net	385,355	—
Other Assets	81,397	58,798

Total Assets	$4,839,587	$2,995,342

See Notes to Consolidated Financial Statements.

$ in thousands, except per share amounts

LIABILITIES AND SHAREHOLDERS' EQUITY	March 3 2001	Feb. 26 2000
Current Liabilities
Accounts payable	$1,772,722	$1,313,940
Accrued compensation and related expenses	154,159	102,065
Accrued liabilities	545,590	287,888
Accrued income taxes	127,287	65,366
Current portion of long-term debt	114,940	15,790

Total current liabilities	2,714,698	1,785,049
Long-Term Liabilities	121,952	99,448
Long-Term Debt	181,009	14,860
Shareholders' Equity
Preferred stock, $1.00 par value: Authorized—400,000 shares; Issued and outstanding—none	—	—
Common stock, $.10 par value: Authorized—1,000,000,000 shares;
Issued and outstanding—208,138,000 and 200,379,000 shares, respectively	20,814	20,038
Additional paid-in capital	576,818	247,490
Retained earnings	1,224,296	828,457

Total shareholders' equity	1,821,928	1,095,985

Total Liabilities and Shareholders' Equity	$4,839,587	$2,995,342

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF EARNINGS

$ in thousands, except per share amounts

For the Fiscal Years Ended	March 3 2001	Feb. 26 2000	Feb. 27 1999
Revenues	$15,326,552	$12,494,023	$10,064,646
Cost of goods sold	12,267,459	10,100,594	8,250,123

Gross profit	3,059,093	2,393,429	1,814,523
Selling, general and administrative expenses	2,454,785	1,854,170	1,463,281

Operating income	604,308	539,259	351,242
Net interest income	37,171	23,311	435

Earnings before income tax expense	641,479	562,570	351,677
Income tax expense	245,640	215,500	135,395

Net earnings	$395,839	$347,070	$216,282

Basic earnings per share	$1.92	$1.70	$1.09
Diluted earnings per share	$1.86	$1.63	$1.03
Basic weighted average common
shares outstanding (000s)	206,699	204,194	199,185
Diluted weighted average common
shares outstanding (000s)	212,658	212,580	210,006

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

$ in thousands

For the Fiscal Years Ended	March 3 2001	Feb. 26 2000	Feb. 27 1999
Operating Activities
Net earnings	$395,839	$347,070	$216,282
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation	167,369	103,709	73,627
Deferred income taxes	42,793	29,233	(749)
Other	20,609	5,832	4,740
Changes in operating assets and liabilities, net of acquired assets and liabilities:
Receivables	(7,434)	(56,900)	(36,699)
Merchandise inventories	(143,969)	(137,315)	14,422
Other assets	(16,018)	(6,904)	(19,090)
Accounts payable	16,186	302,194	249,094
Other liabilities	198,721	91,715	89,639
Accrued income taxes	134,108	97,814	62,672

Total cash provided by operating activities	808,204	776,448	653,938

Investing Activities
Additions to property and equipment	(657,706)	(361,024)	(165,698)
Acquisitions of businesses, net of cash acquired	(326,077)	—	—
Increase in recoverable costs from developed properties	(31,076)	(21,009)	(65,741)
Increase in other assets	(14,943)	(34,301)	(9,635)

Total cash used in investing activities	(1,029,802)	(416,334)	(241,074)

Financing Activities
Long-term debt payments	(17,625)	(29,946)	(165,396)
Issuance of common stock	235,379	32,229	20,644
Repurchase of common stock	—	(397,451)	(2,462)

Total cash provided by (used in) financing activities	217,754	(395,168)	(147,214)

(Decrease) Increase in Cash and Cash Equivalents	(3,844)	(35,054)	265,650
Cash and Cash Equivalents at Beginning of Period	750,723	785,777	520,127

Cash and Cash Equivalents at End of Period	$746,879	$750,723	$785,777

See Notes to Consolidated Financial Statements.

Consolidated Statements of Changes in Shareholders' Equity

$ in thousands

	Common Stock	Additional Paid-In Capital	Retained Earnings
Balances at Feb. 28, 1998	$4,463	$266,144	$265,105
Stock options exercised	199	21,381	—
Tax benefit from stock options exercised	—	40,428	—
Conversion of preferred securities	509	221,896	—
May 1998 two-for-one stock split	5,016	(5,016)	—
Repurchase of common stock	(6)	(2,456)	—
Net earnings	—	—	216,282

Balances at Feb. 27, 1999	10,181	542,377	481,387
Stock options exercised	408	32,713	—
Tax benefit from stock options exercised	—	79,300	—
March 1999 two-for-one stock split	10,190	(10,190)	—
Repurchase of common stock	(741)	(396,710)	—
Net earnings	—	—	347,070

Balances at Feb. 26, 2000	20,038	247,490	828,457
Stock options exercised	388	37,104	—
Tax benefit from stock options exercised	—	92,612	—
Stock issuance	388	199,612	—
Net earnings	—	—	395,839

Balances at March 3, 2001	$20,814	$576,818	$1,224,296

See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

$ in thousands, except per share amounts

1.  Summary of Significant Accounting Policies

Description of Business

The Company has operated in a single business segment, selling personal computers and other home office products, consumer electronics, entertainment software, major appliances and related accessories principally through its retail stores. During the fourth quarter of fiscal 2001, the Company acquired the common stock of Musicland Stores Corporation (Musicland) and Magnolia Hi-Fi, Inc. (Magnolia Hi-Fi). Musicland is principally a mall-based retailer of pre-recorded home entertainment products. Magnolia Hi-Fi is a Seattle-based, high-end retailer of audio and video products. The results of the acquired businesses have been included in the consolidated financial statements since the dates of acquisition (see Note 2).

Basis of Presentation

The consolidated financial statements include the accounts of Best Buy Co., Inc. and its subsidiaries. Significant intercompany accounts and transactions have been eliminated. All subsidiaries are wholly owned.

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

Fiscal Year

The Company's fiscal year ends on the Saturday nearest the end of February. Fiscal 2001 included 53 weeks, while fiscal 2000 and 1999 each included 52 weeks.

Cash and Cash Equivalents

The Company considers short-term investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents are carried at cost, which approximates market value. Restricted cash amounts are not significant.

Recoverable Costs From Developed Properties

The costs of acquisition and development of properties which the Company intends to sell and lease back or recover from landlords within one year are included in current assets.

Merchandise Inventories

Merchandise inventories are recorded at the lower of cost or market. The primary methods used to determine cost are the average cost method and the retail inventory method.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets or, in the case of leasehold improvements, over the shorter of the estimated useful lives or lease terms. Useful lives for buildings, leasehold improvements, fixtures and equipment generally range from 30 to 40 years, 10 to 20 years and 3 to 15 years, respectively. When indicators of impairment exist, the Company evaluates long-lived assets for impairment using undiscounted cash flow analysis.

Goodwill

Goodwill represents the excess of cost over the fair value of net assets of businesses acquired in fiscal 2001. Goodwill is being amortized using the straight-line method over 20 years. The Company periodically reviews goodwill for impairment and assesses whether significant events or changes in business circumstances indicate that the carrying value of the goodwill may not be recoverable. An impairment loss would be recorded in the period such determination is made. The Company believes that no material impairment of goodwill existed at March 3, 2001.

Revenue Recognition

The Company recognizes revenues from the sale of merchandise at the time the merchandise is sold. Service revenues are recognized at the time the service is provided.

The Company sells extended service contracts, called Performance Service Plans, on behalf of an unrelated third party. In those states where the Company is deemed to be the obligor on the contract at the time of sale, the net commission revenue from the sale is recognized ratably over the term of the service contract, generally two to five years. For contracts sold in all other states, the net commission revenue is recognized at the time of sale.

Stock-Based Compensation

The Company accounts for employee stock-based compensation using the intrinsic value method as prescribed under Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. The Company also presents pro forma net earnings and earnings per share in Note 5 as if the Company had adopted Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation.

Pre-Opening Costs

Non-capital expenditures associated with opening new stores are expensed as incurred.

Advertising Costs

Advertising costs, which are included in selling, general and administrative expenses, are expensed the first time the advertisement runs.

Earnings per Share

Basic earnings per share is computed based on the weighted average number of common shares outstanding. Diluted earnings per share is computed based on the weighted average number of common shares outstanding adjusted by the number of additional shares that would have been outstanding had the potentially dilutive common shares been issued. Potentially dilutive shares of common stock include stock options and other stock-based awards granted under stock-based compensation plans. Convertible preferred securities were assumed to be converted into common stock, and any related interest expense, net of income taxes, was added back to net earnings when the assumed conversion resulted in lower earnings per share.

The Company completed two-for-one stock splits effected in the form of 100% stock dividends distributed on March 18, 1999, and May 26, 1998. All share and per share information reflects these stock splits.

Reclassifications

Certain previous year amounts have been reclassified to conform to the current year presentation. These reclassifications had no impact on net earnings or total shareholders' equity.

2.  Acquisitions

Effective December 15, 2000, the Company acquired the common stock of Magnolia Hi-Fi for $88,000 in cash, including transaction costs. Effective January 31, 2001, the Company acquired the common stock of Musicland for $425,100, including transaction costs, plus the assumption of long-term debt valued at $271,200. Both acquisitions were accounted for using the purchase method. Accordingly, the net assets were recorded at their estimated fair values and operating results were included in the Company's financial statements from the dates of acquisition.

The purchase prices for Magnolia Hi-Fi and Musicland have been allocated on a preliminary basis using information currently available. The allocation of the purchase price to the assets and liabilities acquired is expected to be finalized by the end of fiscal 2002. Adjustments to the allocation of purchase price may occur as a result of obtaining more information regarding asset valuations, liabilities assumed and revisions of preliminary estimates of fair values made at the date of purchase. The Company is continuing to evaluate how the acquired operations will be integrated into the Company's overall business strategy. These preliminary allocations resulted in acquired goodwill of $387,400, which is being amortized on a straight-line basis over 20 years. Amortization of goodwill was $2,000 for fiscal 2001 and is included in selling, general and administrative expenses.

The pro forma unaudited consolidated results of operations as though Musicland had been acquired as of the beginning of fiscal 2001 and 2000 are as follows:

	2001	2000
Revenues	$17,078,464	$14,393,960
Net earnings	417,229	371,724
Basic earnings per share	2.02	1.82
Diluted earnings per share	1.96	1.75

The pro forma results include goodwill amortization of $15,900 and other adjustments, principally the loss of interest income on cash used to finance the acquisition. The pro forma results exclude costs expected to be incurred in the integration and transformation of Musicland's business. The pro forma results are not necessarily indicative of what actually would have occurred had the acquisition been completed as of the beginning of each of the fiscal years presented, nor are they necessarily indicative of future consolidated results. Pro forma information related to the acquisition of Magnolia Hi-Fi is not presented, as the operating results of Magnolia Hi-Fi would not have had a significant impact on the Company's results of operations.

3.  Debt

	March 3 2001	Feb. 26 2000
Senior subordinated notes, face amount $109,500, unsecured, due 2003,
interest rate 9.0%, effective rate 8.9%	$110,471	$—
Senior subordinated notes, face amount $150,000, unsecured, due 2008,
interest rate 9.9%, effective rate 8.5%	160,574	—
Mortgage and other debt, interest rates ranging from 5.3% to 9.4%	24,904	30,650

Total debt	295,949	30,650
Less: current portion	(114,940)	(15,790)

Long-term debt	$181,009	$14,860

The mortgage and other debt are secured by certain property and equipment with a net book value of $43,500 and $35,600 at March 3, 2001, and February 26, 2000, respectively.

During fiscal 2001, 2000 and 1999, interest paid totaled $7,000, $5,300 and $23,800, respectively.

During fiscal 2001, 2000 and 1999, interest expense totaled $6,900, $5,100 and $19,400, respectively, and is included in net interest income. The fair value of long-term debt approximates the carrying value.

The future maturities of long-term debt consist of the following:

Fiscal Year
2002	$114,940
2003	2,036
2004	895
2005	745
2006	810
Thereafter	176,523

$295,949

Senior Subordinated Notes

The Company's Musicland subsidiary had $110,500 of Senior Subordinated Notes due in 2003 (2003 Notes) and $160,600 of Senior Subordinated Notes due in 2008 (2008 Notes) outstanding, which were assumed and recorded at their fair value as part of the Musicland acquisition. Fair value was based upon the present value of the amounts expected to be paid. Both notes contained change-in-control provisions that required the Company to offer to repurchase the notes within 30 to 60 days after the Company's acquisition of Musicland. The offer to repurchase both notes was made on February 12, 2001, at 101.0% of the aggregate principal amount of the notes plus accrued interest. The offer expired on March 16, 2001, at which time $93,900 of the 2003 Notes had been tendered. Accordingly, these 2003 Notes have been classified to the current portion of long-term debt in the Company's balance sheet. Amounts tendered under the 2008 Notes were not significant. The Company also has options to redeem the remaining notes outstanding prior to maturity. The 2003 Notes may be redeemed at 101.1% of par until June 15, 2001, and at par thereafter. The 2008 Notes may be redeemed at 104.9% of par beginning March 15, 2003, and thereafter at prices declining annually to 100.0% of par on and after March 15, 2006.

On October 5, 1998, the Company prepaid its $150,000, 8.6% Senior Subordinated Notes due October 1, 2000, at 102.5% of their par value. The prepayment premium of $3,800 and the write-off of the remaining deferred debt offering costs of approximately $1,100 were included in interest expense in fiscal 1999.

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

The Agreement contains covenants that require maintenance of certain financial ratios and minimum net worth. The Agreement also requires that the Company has no outstanding principal balance for a period not less than 30 consecutive days, net of cash and cash equivalents. There were no borrowings under the Facility during fiscal 2001 or 2000.

Inventory Financing

The Company has a $200,000 inventory financing credit line, which increases to $325,000 on a seasonal basis. Borrowings are collateralized by a security interest in certain merchandise inventories approximating the outstanding borrowings. The terms of this arrangement allow the Company to extend the due dates of invoices beyond their normal terms. The amounts extended generally bear interest at a rate approximating the prime rate. No amounts were extended under this line in fiscal 2001 or 2000. The line has provisions that give the financing source a portion of the cash discounts provided by the manufacturers.

4.  Convertible Preferred Securities of Subsidiary

In November 1994, the Company and Best Buy Capital, L.P., a special-purpose limited partnership in which the Company was the sole general partner, completed the public offering of 4.6 million convertible monthly income preferred securities with a liquidation preference of $50 per security. The securities were convertible into shares of the Company's common stock at the rate of 4.444 shares per security (equivalent to a conversion price of $11.25 per share). In April 1998, substantially all of the preferred securities were converted into approximately 20.4 million shares of common stock. The remaining preferred securities were redeemed in June 1998 for cash in the amount of $671.

5.  Shareholders' Equity

Stock Options

The Company currently sponsors non-qualified stock option plans for employees and the Board of Directors. These plans provide for the issuance of up to 48.8 million shares of common stock. Options may be granted only to employees or directors at option prices not less than the fair market value of the Company's common stock on the date of the grant. The options vest over a four-year period and expire over a range of five to 10 years. In addition, two plans expired in fiscal 1998 that still have outstanding options. At March 3, 2001, options to purchase 17.6 million shares were outstanding under all of these plans.

In connection with the Musicland acquisition, outstanding stock options held by certain employees of Musicland were converted into options exercisable into the Company's shares of common stock. These options were fully vested at the time of conversion and expire based on the remaining option term of up to 10 years. These options did not reduce the shares available for grant under any of the Company's other option plans. The acquisition was accounted for as a purchase and, accordingly, the fair value of these options was included as a component of the purchase price using the Black-Scholes option pricing model.

As permitted by SFAS No. 123, the Company has elected to account for its stock option plans under the provisions of APB Opinion No. 25. Accordingly, no compensation cost has generally been recognized for stock options granted. Had the Company adopted SFAS No. 123, the pro forma effects on net earnings, basic earnings per share and diluted earnings per share would have been as follows:

	2001	2000	1999
Net earnings
As reported	$395,839	$347,070	$216,282
Pro forma	352,300	321,881	201,257
Basic earnings per share
As reported	$1.92	$1.70	$1.09
Pro forma	1.70	1.58	1.01
Diluted earnings per share
As reported	$1.86	$1.63	$1.03
Pro forma	1.67	1.52	.96

The fair value of each option was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

	2001	2000	1999
Risk-free interest rate	6.1%	6.4%	5.6%
Expected dividend yield	0%	0%	0%
Expected stock price volatility	60%	50%	50%
Expected life of options	4.5 years	4.5 years	4.9 years

The weighted average fair value of options granted during fiscal 2001, 2000 and 1999 used in computing pro forma compensation expense was $34.59, $25.59 and $8.58 per share, respectively.

Option activity for the last three fiscal years was as follows:

	Shares	Weighted Average Exercise Price per Share
Outstanding Feb. 28, 1998	16,744,000	$3.66
Granted	9,423,000	17.27
Exercised	(4,909,000)	4.56
Canceled	(2,119,000)	9.74

Outstanding Feb. 27, 1999	19,139,000	9.46
Granted	3,040,000	51.97
Exercised	(4,172,000)	7.75
Canceled	(961,000)	19.48

Outstanding Feb. 26, 2000	17,046,000	16.89
Granted	5,380,000	68.30
Assumed(1)	307,000	55.81
Exercised	(3,813,000)	9.16
Canceled	(1,341,000)	40.41

Outstanding March 3, 2001	17,579,000	33.19

(1)
Represents Musicland options converted into Company options in connection with the acquisition.

Exercisable options at the end of fiscal 2001, 2000 and 1999 were 6.3 million, 4.6 million and 5.0 million, respectively. The following table summarizes information concerning options outstanding and exercisable as of March 3, 2001:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Price
$ 0 to $10	4,784,000	4.20	$2.92	3,463,000	$2.86
$10 to $20	5,128,000	7.14	17.18	1,773,000	17.15
$20 to $30	74,000	7.59	23.98	24,000	24.40
$30 to $40	34,000	7.92	31.98	16,000	31.90
$40 to $50	240,000	7.32	47.25	104,000	47.24
$50 to $60	2,598,000	8.01	52.41	794,000	52.81
$60 to $70	153,000	9.39	66.59	4,000	65.38
$70 to $80	4,566,000	9.08	70.21	81,000	73.51
$80 to $90	2,000	9.09	82.64	—	—

$ 0 to $90	17,579,000	7.00	$33.19	6,259,000	$15.09

Restricted Stock Plan

The Company adopted a restricted stock award plan in fiscal 2001. The plan authorizes the Company to issue up to 1.0 million shares of the Company's common stock to eligible employees of the Company and its subsidiaries, as well as to the Board of Directors, consultants and independent contractors of the Company and its subsidiaries. Restricted shares have the same rights as other shares of common stock, except they are not transferable until fully vested. Restrictions lapse over a vesting period of three years in which 25% is vested at the time of award and 25% on each anniversary date thereafter. All shares still subject to restrictions are generally forfeited and returned to the plan if the plan participant's relationship with the Company is terminated. The number of shares granted under this plan was not significant during fiscal 2001.

Earnings per Share

The following table presents a reconciliation of the numerators and denominators of basic and diluted earnings per common share for fiscal 2001, 2000 and 1999:

	2001	2000	1999
Numerator:
Net earnings	$395,839	$347,070	$216,282
Interest on preferred securities, net of tax	—	—	771

Net earnings assuming dilution	$395,839	$347,070	$217,053
Denominator (000s):
Weighted average common shares outstanding	206,699	204,194	199,185
Effect of dilutive securities:
Employee stock options	5,959	8,386	8,726
Preferred securities	—	—	2,095

Weighted average common shares outstanding assuming dilution	212,658	212,580	210,006
Basic earnings per share	$1.92	$1.70	$1.09
Diluted earnings per share	$1.86	$1.63	$1.03

Repurchase of Common Stock

In October 1998 and September 1999, the Company's Board of Directors authorized the purchase of up to $100,000 and $200,000, respectively, of the Company's common stock. These plans were completed with a total of 1.8 million and 3.8 million shares purchased and retired, respectively.

In February 2000, the Company's Board of Directors authorized the purchase of up to $400,000 of the Company's common stock from time to time through open market purchases. This plan has no stated expiration date. As of March 3, 2001, 1.9 million shares had been purchased and retired at a cost of $100,000. No shares were repurchased in fiscal 2001.

6.  Operating Lease Commitments

The Company currently both owns and leases portions of its corporate facilities and conducts essentially all of its retail and the majority of its distribution operations from leased locations. The terms of the lease agreements generally range from three to 16 years for Best Buy stores and three to 20 years for Musicland stores. The leases require payment of real estate taxes, insurance and common area maintenance in addition to rent. Most of the leases contain renewal options and escalation clauses, and the majority of the Musicland stores and several Best Buy stores require contingent rents based on specified percentages of sales. Certain Musicland store leases provide the Company with an early cancellation option if sales for a designated period do not reach a specified level as defined in the lease. Certain leases contain covenants related to maintenance of financial ratios. Also, the Company leases various equipment under operating leases. Transaction costs associated with the sale and leaseback of properties and any gain or loss are recognized over the terms of the lease agreements. Proceeds from the sale and leaseback of properties are included in the net change in recoverable costs from developed properties.

The composition of total rental expenses for all operating leases during the past three fiscal years, including leases of buildings and equipment, was as follows:

	2001	2000	1999
Minimum rentals	$299,090	$227,500	$186,100
Percentage rentals	615	500	500

	$299,705	$228,000	$186,600

Future minimum lease obligations by year (not including percentage rentals) for all operating leases at March 3, 2001, were as follows:

Fiscal Year
2002	$388,000
2003	377,000
2004	346,000
2005	315,000
2006	289,000
Thereafter	2,282,000

Master Lease

During fiscal 2001, the Company entered into a $60 million, five-year master lease agreement for the purpose of constructing and leasing new retail locations. An operating lease agreement will be entered into for certain retail stores providing for an initial lease term of five years. The leases will require payment of real estate taxes, insurance and common area maintenance.

7.  Benefit Plans

The Company sponsors retirement savings plans for employees meeting certain age and service requirements. The plans provide for Company-matching contributions, which are subject to annual approval by the Company's Board of Directors. The total matching contributions were $6,800, $4,600 and $3,100 in fiscal 2001, 2000 and 1999, respectively.

The Company has a deferred compensation plan for certain management employees. The liability for compensation deferred under this plan was $27,500 and $18,900 at March 3, 2001, and February 26, 2000, respectively, and is included in long-term liabilities. The Company has elected to match its liability under the plan through the purchase of life insurance. The cash value of the insurance, which includes funding for future deferrals, was $33,900 and $26,500 in fiscal 2001 and 2000, respectively, and is included in other assets. Both the asset and the liability are carried at fair value.

8.  Income Taxes

The following is a reconciliation of income tax expense to the federal statutory tax rate:

	2001	2000	1999
Federal income tax at the statutory rate	$224,518	$196,899	$123,087
State income taxes, net of federal benefit	26,942	22,503	14,206
Tax-exempt interest income	(9,006)	(5,592)	(3,232)
Other	3,186	1,690	1,334

Income tax expense	$245,640	$215,500	$135,395

Effective tax rate	38.3%	38.3%	38.5%

Income tax expense consists of the following:

	2001	2000	1999
Current: Federal	$179,314	$164,938	$120,892
State	23,533	21,329	15,252

	202,847	186,267	136,144

Deferred: Federal	37,850	25,725	(665)
State	4,943	3,508	(84)

	42,793	29,233	(749)

Income tax expense	$245,640	$215,500	$135,395

Deferred taxes are the result of differences between the basis of assets and liabilities for financial reporting and income tax purposes. Significant deferred tax assets and liabilities consist of the following:

	March 3 2001	Feb. 26 2000
Accrued expenses	$46,481	$19,001
Deferred revenues	13,057	25,009
Compensation and benefits	30,681	17,293
Inventory	8,319	—
Other	19,827	2,763

Total deferred tax assets	118,365	64,066

Property and equipment	93,454	42,937
Inventory	—	15,639
Other	4,870	4,606

Total deferred tax liabilities	98,324	63,182

Net deferred tax assets	$20,041	$884

Income taxes paid (net of refunds) were $61,700, $82,600 and $84,000 in fiscal 2001, 2000 and 1999, respectively.

9.  Legal Proceedings

The Company is involved in various legal proceedings arising during the normal course of conducting business. Management believes that the resolution of these proceedings, either individually or in the aggregate, will not have a significant adverse impact on the Company's consolidated financial statements.

Independent Auditor's Report

Shareholders and Board of Directors
Best Buy Co., Inc.

We have audited the accompanying consolidated balance sheets of Best Buy Co., Inc. as of March 3, 2001, and February 26, 2000, and the related consolidated statements of earnings, changes in shareholders' equity, and cash flows for each of the three years in the period ended March 3, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Best Buy Co., Inc. at March 3, 2001, and February 26, 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 3, 2001, in conformity with accounting principles generally accepted in the United States.

Minneapolis, Minnesota
April 2, 2001

QuickLinks

Management's Discussion and Analysis of Results of Operations and Financial Condition
Consolidated Balance Sheets
CONSOLIDATED STATEMENTS OF EARNINGS
CONSOLIDATED STATEMENTS OF CASH FLOWS
Consolidated Statements of Changes in Shareholders' Equity
Notes to Consolidated Financial Statements