Form 10-K, Exhibit 13
period 2002-03-02
BEST BUY CO INC
filed 2002-05-30
CIK 764478

10-Year Financial Highlights

	$ in millions, except per share amounts
	Fiscal Year(1)	2002(2)	2001(2)	2000	1999	1998

	Statement of Earnings Data
	Revenues	$19,597	$15,327	$12,494	$10,065	$8,338
	Gross profit	4,430	3,059	2,393	1,815	1,312
	Selling, general and administrative expenses	3,493	2,455	1,854	1,464	1,146
	Operating income	937	604	539	351	166
	Net earnings (loss)	570	396	347	216	82
	Per Share Data(3)
	Net earnings (loss)	$1.77	$1.24	$1.09	$.69	$.30
Common stock price:	High	51.47	59.25	53.67	32.67	10.20
	Low	22.42	14.00	27.00	9.83	1.44
	Operating Statistics
	Comparable store sales change(4)	1.9%	4.9%	11.1%	13.5%	2.0%
	Inventory turns(5)	7.5	7.6	7.2	6.6	5.6
	Gross profit percentage	22.6%	20.0%	19.2%	18.0%	15.7%
	Selling, general and administrative expense percentage	17.8%	16.0%	14.8%	14.5%	13.7%
	Operating income percentage	4.8%	3.9%	4.3%	3.5%	2.0%
	Average revenues per store(6)	$38	$39	$37	$34	$30
	Year-End Data
	Working capital	$881	$214	$453	$662	$666
	Total assets	7,375	4,840	2,995	2,532	2,070
	Long-term debt, including current portion	820	296	31	61	225
	Convertible preferred securities	—	—	—	—	230
	Shareholders’ equity	2,521	1,822	1,096	1,034	536
	Number of stores
	Best Buy	481	419	357	311	284
	Magnolia Hi-Fi	13	13	—	—	—
	Musicland	1,321	1,309	—	—	—
	International	95	—	—	—	—
	Total retail square footage (000s)
	Best Buy	21,599	19,010	16,205	14,017	12,694
	Magnolia Hi-Fi	133	133	—	—	—
	Musicland	8,806	8,772	—	—	—
	International	1,923	—	—	—	—

Please read this table in conjunction with Management’s Discussion and Analysis of Results of Operations and Financial Condition, beginning on page 20, and the Consolidated Financial Statements and Notes, beginning on page 34.

(1)          Both fiscal 2001 and 1996 included 53 weeks. All other periods presented included 52 weeks.

(2)          During the third quarter of fiscal 2002, we acquired the common stock of Future Shop Ltd. During the fourth quarter of fiscal 2001, we acquired the common stock of Musicland Stores Corporation (Musicland) and Magnolia Hi-Fi, Inc. (Magnolia Hi-Fi). The results of operations of these businesses are included from their dates of acquisition.

	$ in millions, except per share amounts
		1997	1996	1995	1994	1993	10-Year Compound Annual Growth Rate	5-Year Compound Annual Growth Rate
	Statement of Earnings Data
	Revenues	$7,758	$7,215	$5,080	$3,007	$1,620	35.6%	20.4%
	Gross profit	1,046	934	690	457	284	—	—
	Selling, general and administrative expenses	1,006	814	568	380	248	—	—
	Operating income	40	120	122	77	36	47.9%	87.7%
	Net earnings (loss)	(6)	46	58	41	20	50.4%	—
	Per Share Data(3)
	Net earnings (loss)	$(.02)	$.18	$.21	$.17	$.10
Common stock price:	High	4.37	4.94	7.54	5.24	2.61
	Low	1.31	2.13	3.69	1.81	.78
	Operating Statistics
	Comparable store sales change(4)	(4.7)%	5.5%	19.9%	26.9%	19.4%
	Inventory turns(5)	4.6	4.8	4.7	5.0	4.8
	Gross profit percentage	13.5%	12.9%	13.6%	15.2%	17.5%
	Selling, general and administrative expense percentage	13.0%	11.3%	11.2%	12.6%	15.3%
	Operating income percentage	.5%	1.7%	2.4%	2.6%	2.2%
	Average revenues per store(6)	$29	$31	$28	$23	$18
	Year-End Data
	Working capital	$563	$585	$609	$363	$119
	Total assets	1,740	1,892	1,507	952	439
	Long-term debt, including current portion	238	230	241	220	54
	Convertible preferred securities	230	230	230	—	—
	Shareholders’ equity	429	430	376	311	182
	Number of stores
	Best Buy	272	251	204	151	111
	Magnolia Hi-Fi	—	—	—	—	—
	Musicland	—	—	—	—	—
	International	—	—	—	—	—
	Total retail square footage (000s)
	Best Buy	12,026	10,771	8,041	5,072	3,250
	Magnolia Hi-Fi	—	—	—	—	—
	Musicland	—	—	—	—	—
	International	—	—	—	—	—

(3)          Earnings per share is presented on a diluted basis and reflects a three-for-two stock split in May 2002; two-for-one stock splits in March 1999, May 1998 and April 1994; and a three-for-two stock split in September 1993.

(4)          Comparable stores are stores open at least 14 full months, include remodeled and expanded locations and, for all periods presented, reflect Best Buy stores only. Relocated stores are excluded from the comparable store sales calculation until at least 14 full months after reopening. Acquired stores will be included in the comparable store sales calculation beginning with the first full quarter following the first anniversary of the date of acquisition.

(5)          Inventory turns reflect Best Buy stores only and are calculated based upon a monthly average of inventory balances.

(6)          Average revenues per store reflect Best Buy stores only and are based upon total revenues for the period divided by the weighted average number of stores open during the fiscal year.

Management’s Discussion and Analysis of Results of Operations and Financial Condition

Overview

Best Buy Co., Inc. is North America’s No.1 specialty retailer of consumer electronics, home office equipment, entertainment software and appliances. In November of fiscal 2002, we acquired Future Shop Ltd. (Future Shop). Future Shop currently operates 95 stores and is Canada’s largest specialty retailer of name-brand consumer electronics, home office equipment, entertainment software and appliances. During the fourth quarter of fiscal 2001, we acquired Musicland Stores Corporation (Musicland) and Magnolia Hi-Fi, Inc. (Magnolia Hi-Fi). Musicland is primarily a mall-based national retailer of prerecorded music, movies and other entertainment-related products with 1,321 stores. Magnolia Hi-Fi is a Seattle-based retailer of high-end consumer electronics with 13 stores. All three acquisitions were accounted for using the purchase method. Under this method, the net assets and results of operations of those businesses are included in our consolidated financial statements from their respective dates of acquisition. We currently operate three reportable segments: Best Buy, Musicland and International. The Best Buy segment aggregates all operations exclusive of Musicland and International operations. The International segment was established in the third quarter of fiscal 2002 in connection with our acquisition of Future Shop.

Our fiscal year ended March 2, 2002, contained 52 weeks. Fiscal 2001 and 2000 contained 53 weeks and 52 weeks, respectively.

Results of Operations

Consolidated

The following table presents selected consolidated financial data for each of the past three fiscal years ($ in millions, except per share amounts):

			Pro forma
	2002	2001	2001(1)	2000
Revenues	$19,597	$15,327	$17,621	$12,494
Revenues % change	28%	23%	—	24%
Comparable stores sales % gain(2)	1.9%	4.9%	4.9%	11.1%
Gross profit as a % of revenues	22.6%	20.0%	21.8%	19.2%
SG&A as a % of revenues	17.8%	16.0%	17.8%	14.8%
Operating income	$937	$604	$703	$539
Operating income as a % of revenues	4.8%	3.9%	4.0%	4.3%
Net earnings	$570	$396	$425	$347
Diluted earnings per share(3)	$1.77	$1.24	$1.33	$1.09

(1)          Pro forma information reflects combined results of operations at Best Buy, Musicland and Future Shop. Musicland’s results of operations are presented as if it had been acquired at the beginning of fiscal 2001 and include amortization of goodwill. Future Shop’s results of operations are presented as if it had been acquired at the beginning of November in fiscal 2001 and do not include amortization of goodwill. Pro forma results are unaudited.

(2)          Comparable stores are stores open at least 14 full months, include remodeled and expanded locations and, for all periods presented, reflect Best Buy stores only. Relocated stores are excluded from the comparable store sales calculation until at least 14 full months after reopening. Acquired stores will be included in the comparable store sales calculation beginning with the first full quarter following the first anniversary of the date of acquisition.

(3)          The diluted earnings per share amounts above have been restated to reflect a three-for-two stock split effective on May 10, 2002.

Net earnings for fiscal 2002 increased 44%, growing to a record $570 million, compared with $396 million in fiscal 2001 and $347 million in fiscal 2000. Earnings per diluted share increased to $1.77 in fiscal 2002, compared with $1.24 in fiscal 2001 and $1.09 in fiscal 2000.

Our net earnings increase was primarily driven by an improved gross profit rate, new store growth, expense controls and the inclusion of operations from acquired businesses. Revenues compared with the last fiscal year’s reported results grew 28%. Approximately half of the increase in revenues was due to new Best Buy stores opened in the past two fiscal years, including 62 new stores opened in fiscal 2002. The remainder of the increase was due to the inclusion of revenues from acquired businesses. The 1.9% increase in comparable Best Buy store sales was offset by the inclusion of an extra week of operations in fiscal 2001, which increased fiscal 2001revenues by approximately $280 million.

Our improved gross profit rate was due to increased sales of higher-margin digital products, improved supply chain management and more effective promotional strategies. In addition, the inclusion of Musicland’s higher-margin sales mix increased our gross profit rate by approximately 1.1% of revenues.

Our selling, general and administrative expenses (SG&A) rate was 17.8% of revenues, an increase of 1.8% of revenues over last fiscal year. The inclusion of Musicland’s higher expense structure increased our SG&A rate by approximately 1.4% of revenues. The remainder of the increase was primarily due to the impact of operating expenses increasing at a faster rate than comparable store sales, as well as increased performance-based compensation, higher depreciation expenses related to capital investments and increased charitable giving. The increase was partially offset by reduced outside consulting costs, improved productivity and comparison with prior fiscal year expenses, which included the launch of BestBuy.com™, our entry into the New York market and the write-off of certain e-commerce investments.

Fiscal 2001 revenues were $15.3 billion, compared with $12.5 billion in fiscal 2000. The majority of the increase in revenues, compared with the prior fiscal year, was due to the addition of 62 Best Buy stores, a full year of operations at the 47 Best Buy stores opened in fiscal 2000 and a 4.9% comparable store sales increase at Best Buy stores. The remainder of the increase resulted from the inclusion of revenues generated by Musicland and Magnolia Hi-Fi from their dates of acquisition and the inclusion of a 53rd week that added approximately $280 million in revenues. The Best Buy comparable store sales increase reflected the strength of the digital product cycle and benefits from our enhanced operating model that included an improved merchandise assortment, higher in-stock positions and more consistent store execution.

Gross profit in fiscal 2001 increased to 20.0% of revenues, compared with 19.2% of revenues in fiscal 2000, mainly due to improved product margins and a more profitable sales mix that resulted from increased sales of digital products and higher-end, more fully featured products. In addition, the inclusion of Musicland’s higher margin sales mix increased our gross profit rate by approximately 0.2% of revenues.

Our SG&A rate increased to 16.0% of revenues in fiscal 2001, compared with 14.8% in fiscal 2000, primarily due to our increased investment in strategic initiatives and a more modest sales growth environment. In addition, the launch and operation of BestBuy.com, expenses related to our entry into the New York market and the write-off of certain e-commerce investments also impacted our SG&A rate in fiscal 2001.

In addition to traditional financial measurements, we use Economic Value Added (EVA®) to measure our financial performance and manage our allocation of capital resources. Also, a portion of executive incentive compensation is related to the achievement of targeted levels of annual EVA improvement. EVA is a financial performance measurement that includes the economic cost of assets employed. We use EVA as one of several internal financial measures, and it is not intended to represent a measure of financial performance with respect to accounting principles generally accepted in the United States. Other organizations that use EVA as a measurement of financial performance may define and calculate EVA differently.

Segment Performance

Best Buy

The following table presents selected financial data for the Best Buy segment for each of the past three fiscal years ($ in millions):

Segment Performance Summary(1)

(unaudited)	2002	2001	2000
Revenues	$17,115	$15,189	$12,494
Comparable stores sales % gain(2)	1.9%	4.9%	11.1%
Gross profit as a % of revenues	21.2%	19.8%	19.2%
SG&A as a % of revenues	16.0%	15.8%	14.8%
Operating income	$886	$611	$539
Operating income as a % of revenues	5.2%	4.0%	4.3%

(1)          Aggregate results of our businesses other than Musicland and International.

(2)          Includes only sales at Best Buy stores open at least 14 full months, and includes remodeled and expanded locations. Relocated stores are excluded from the comparable store sales calculation until they have been reopened for at least 14 full months.

Best Buy revenues for fiscal 2002 increased 13% to $17.1 billion, compared with $15.2 billion in fiscal 2001.Approximately half of the increase in revenues was due to new Best Buy stores opened in the past two fiscal years, including 62 new stores in fiscal 2002. The 1.9% increase in comparable Best Buy store sales was offset by the inclusion of an extra week of operations in fiscal 2001, which increased fiscal 2001 revenues by approximately $280 million. The Best Buy comparable store sales increase was primarily the result of sales gains in the entertainment software and consumer electronics product categories, partially offset by sales declines in the home office and appliances categories.The introduction of new gaming platforms, increased availability of existing consoles and strong sales of DVD movies led to double-digit comparable store sales growth in the entertainment software category. The growth in the entertainment software category was partially offset by soft sales of prerecorded music resulting from the general absence of new releases with strong consumer appeal, an increase in the downloading of music via Internet sites and greater consumer awareness of CD recording technology. Within the consumer electronics category, digital products, including digital televisions, DVD hardware, digital cameras and digital camcorders, experienced the largest comparable store sales increases. Digital products comprised 17% of the sales mix in fiscal 2002, compared with 12% in the last fiscal year. Soft sales of desktop and configure-to-order computers as well as reduced prices for computer peripherals resulted in a comparable store sales decline in the home office product category. The decline was partially offset by increased sales of notebook computers and wireless communication devices. In the aggregate, sales of personal computers declined due to weaker consumer demand for desktop computers and challenging economic conditions. Appliance sales were soft primarily as a result of increased competition and a general slowdown in consumer demand throughout the industry. Overall, we believe our improved supply chain management and consistent store execution also contributed to increased revenues and market share gains.

Gross profit in fiscal 2002 increased to 21.2% of revenues, up from 19.8% of revenues last fiscal year. Approximately half of the increase was due to a more profitable sales mix; the remainder of the increase was due to reduced markdowns resulting from improved supply chain management and more effective promotional strategies, as well as lower costs associated with consumer financing offers. Sales in the higher-margin consumer electronics and entertainment software product categories increased faster than sales in the home office category, which includes lower-margin personal computers. We continued to benefit from expansion in the digital product category, as margin rates on digital products typically are higher than on analog products. Inventory turns for Best Buy stores declined slightly to 7.5 times in fiscal 2002, compared with last fiscal year’s 7.6 times, due to a sales mix shift from faster-turning computers to consumer electronics, improved in-stock positions and modest comparable store sales growth. Lower costs associated with consumer financing offers resulted from reduced interest rates and more favorable terms related to a new private-label credit card agreement.

Our SG&A rate increased to 16.0% of revenues in fiscal 2002, compared with 15.8% in the prior fiscal year. The increase was primarily due to expenses associated with less mature stores, the deleveraging effect of modest comparable store sales growth, increased performance-based compensation expense related to our 44% increase in net earnings and increased depreciation expense resulting from capital investments in new Best Buy stores and core financial and operating systems. We also increased our charitable giving in fiscal 2002. Our increased expenses were partially offset by reduced advertising expenditures as a percentage of revenues, improved productivity and comparison with prior fiscal year expenses, which included the launch of BestBuy.com, our entry into the New York market and the write-off of certain e-commerce investments. In addition, our focus on controlling expenses, such as corporate hiring and outside consulting costs, positively impacted our SG&A rate. Overall, the results of operations at Magnolia Hi-Fi did not significantly impact the Best Buy segment’s financial results.

During fiscal 2002, we opened 62 new Best Buy stores, including 20 stores in our 30,000-square-foot format. The openings brought our total to 481 stores, compared with 419 stores at the end of fiscal 2001. In addition, we remodeled three Best Buy stores and expanded two Best Buy stores during fiscal 2002, compared with no remodeled stores and two expanded stores in fiscal 2001. Magnolia Hi-Fi continued to operate 13 stores, unchanged from fiscal 2001.

Musicland

The following table presents selected financial data for the Musicland segment for each of the past two fiscal years ($ in millions):

Segment Performance Summary		Pro forma
(unaudited)	2002	2001(1)
Revenues	$1,886	$1,915
Comparable stores sales % change(2)	(0.9% )	(0.7% )
Gross profit as a % of revenues	35.0%	36.9%
SG&A as a % of revenues	33.5%	32.9%
Operating income	$29	$77
Operating income as a % of revenues	1.6%	4.0%

(1)          Pro forma results of operations at Musicland, including the amortization of goodwill, as though it had been acquired at the beginning of fiscal 2001.

(2)          Includes sales at Musicland stores open at least 12 months. Relocated stores are included in the comparable store sales calculation.

For fiscal 2002, Musicland revenues were $1.9 billion, slightly lower than last year’s pro forma results. Comparable store sales decreased 0.9% for the fiscal year primarily due to reduced mall traffic and softness in sales of prerecorded music and VHS movies. The comparable store sales decline was partially offset by increased sales of DVD movies and the introduction of new gaming hardware and software.

Musicland’s fiscal 2002 gross profit margin of 35.0% of revenues declined by 1.9% of revenues compared with last year’s pro forma results. The decline was primarily due to a change in the product mix, including soft sales of prerecorded music and increased sales of lower-margin DVD movies and gaming hardware and software.

The SG&A rate was 33.5% of revenues in fiscal 2002 compared with a pro forma rate of 32.9% last fiscal year. The SG&A rate increase was primarily the result of the deleveraging impact of the comparable store sales decline, higher distribution costs and increased expenses associated with the remerchandising of Sam Goody stores, partially offset by reduced advertising expenditures. In addition, both fiscal 2002 and pro forma 2001 included approximately $16 million of goodwill amortization. Goodwill amortization will cease at the beginning of fiscal 2003 with our adoption of SFAS No. 142, Goodwill and Other Intangible Assets.

International

The following table presents selected financial data for the International segment for each of the past two fiscal years ($ in millions):

Segment Performance Summary		Pro forma
(unaudited)	2002(1)	2001(2)
Revenues	$596	$543
Comparable stores sales % gain(3)	17.4%	—
Gross profit as a % of revenues	23.4%	24.3%
SG&A as a % of revenues	19.7%	21.4%
Operating income	$22	$16
Operating income as a % of revenues	3.7%	2.9%

(1)          Results of operations at Future Shop since its acquisition at the beginning of November fiscal 2002.

(2)          Pro forma information presents the results of operations of Future Shop as though it had been acquired at the beginning of November fiscal 2001.

(3)          Includes sales at Future Shop stores open at least 14 full months, and includes remodeled and expanded locations. Relocated stores are excluded from the comparable store sales calculation until they have been reopened for at least 14 full months. The comparable store sales calculation excludes the impact of foreign currency exchange rate fluctuations.

Future Shop revenues were $596 million in fiscal 2002, a 10% increase compared with last year’s pro forma results. For the year, comparable store sales increased 17.4%, before the impact of foreign currency exchange rate fluctuations. The comparable store sales gains were driven by increased sales of entertainment software products and consumer electronics, which includes the rapidly expanding digital product category.

In fiscal 2002, Future Shop’s gross profit was 23.4% of revenues, a decrease of 0.9% of revenues compared with last year’s pro forma results. The decline was mainly due to a shift in the sales mix driven by increased sales of lower-margin entertainment software products. The impact of the sales mix shift was partially offset by lower costs associated with consumer financing offers due to lower interest rates and more favorable terms related to a new private-label credit card agreement.

For the year, the SG&A rate was 19.7% of revenues, compared with 21.4% of revenues last year, on a pro forma basis. Increased leverage resulting from strong comparable store sales gains and controlled expenses contributed to the SG&A rate decrease.

Consolidated Results

Net Interest (Expense) Income

Net interest expense was $1 million in fiscal 2002, compared with net interest income of $37 million last fiscal year. Fiscal 2002 included an $8 million pre-tax charge from the early retirement of debt acquired as part of the Musicland acquisition. The balance of the change in net interest resulted primarily from lower yields on short-term investments as the average interest rate declined by more than 2% compared with last fiscal year. The impact of lower short-term investment yields was partially offset by higher average cash balances resulting from strong operating cash flows and net proceeds from the issuance of convertible debentures.

Net interest income increased to $37 million in fiscal 2001 compared with $24 million in fiscal 2000. The increase was due to higher cash balances compared with the prior fiscal year. The higher cash balances were the result of cash flows generated from operations, including improved inventory management and a $200 million investment in Best Buy common stock by Microsoft Corporation as part of a strategic alliance.Interest expense on Musicland debt and lost interest income on the cash used to acquire Musicland and Magnolia Hi-Fi reduced net interest income by approximately $4 million.

Effective Income Tax Rate

Our effective income tax rate increased to 39.1%, up from 38.3% last fiscal year. The increase in the effective income tax rate was primarily due to the nondeductibility of goodwill amortization expense resulting from our acquisitions in the fourth quarter of fiscal 2001.

Our effective income tax rate in fiscal 2001 was 38.3%, unchanged from fiscal 2000. Historically, our effective tax rate has been impacted primarily by the taxability of investment income and state income taxes.

Liquidity and Capital Resources

Summary

We improved our financial position in fiscal 2002 while continuing to make significant investments in new growth initiatives, including the $377 million, or $368 million net of cash acquired, acquisition of Future Shop. Cash and cash equivalents increased to $1.9 billion at the end of fiscal 2002, compared with $747 million at the end of fiscal 2001. Working capital, the excess of current assets over current liabilities, increased to $881 million at the end of fiscal 2002, compared with $214 million at the end of fiscal 2001. In fiscal 2002, strong operating cash flows and net proceeds from the issuance of convertible debentures strengthened our liquidity position; however, our long-term debt-to-capitalization ratio increased to 24% at the end of fiscal 2002, compared with 9% at the end of fiscal 2001.

Cash Flows

Cash provided by operating activities was $1.6 billion in fiscal 2002, compared with $808 million in fiscal 2001 and $776 million in fiscal 2000. The increase in operating cash flows in fiscal 2002, compared with the prior fiscal year, was driven by increased net earnings and cash generated from changes in net operating assets and liabilities. The changes were related to increased accounts payable balances due to higher business volume and timing of invoice payments, as well as increased accrued income taxes. In addition, other liabilities increased due to business growth, advances received under vendor alliances, increased gift card liabilities and higher accrued performance-based compensation expenses resulting from our improvement in net earnings. The changes were partially offset by increased ending inventory, which resulted from the operations of 62 new Best Buy stores and improved in-stock levels.

Net cash used in investing activities in fiscal 2002 was $965 million, compared with $1.0 billion and $416 million in fiscal 2001 and 2000, respectively. In fiscal 2002, cash was used for business acquisitions, construction of new retail locations, information systems improvements and other additions to property, plant and equipment, including construction of a new corporate headquarters and expansion of our distribution facilities. The primary purpose of the cash investment activity was to support our expansion plans, improve our operational efficiency and enhance shareholder value. Strong operating cash flows more than offset cash used to fund our business expansion plans, construct new stores and fund strategic initiatives.

In fiscal 2002 and 2001, net cash provided by financing activities was $495 million and $218 million, respectively, while $395 million was used in financing activities in fiscal 2000. We raised $726 million, net of offering expenses, through the issuance of convertible debentures in fiscal 2002. The proceeds of the issuance will be used for general corporate purposes. Favorable market conditions were also a factor in the decision to issue convertible debentures. In addition, we retired $266 million in Senior Subordinated Notes due 2003 and 2008 acquired as part of the Musicland acquisition. Fiscal 2001 included a $200 million investment by Microsoft Corporation in our common stock. For more information regarding the convertible debentures and retirement of debt, refer to note 3 of the Notes to Consolidated Financial Statements on page 43.

Sources of Liquidity

Funds generated by operations and existing cash and cash equivalents continue to be our most significant sources of liquidity. We currently believe funds generated from the expected results of operations and available cash and cash equivalents will be sufficient to finance anticipated expansion plans and strategic initiatives for the next fiscal year. In addition, our revolving credit facility is available for additional working capital needs or investment opportunities. Our liquidity is not currently dependent on the use of off-balance sheet financing arrangements other than operating leases.

We have a $200 million unsecured revolving credit facility scheduled to mature in March 2005 and, as a result of the Future Shop acquisition, a $44 million secured revolving credit facility that will expire in fiscal 2003. The $44 million facility increases to $53 million on a seasonal basis. We also have a $200 million inventory financing line. Borrowings under this line are collateralized by a security interest in certain merchandise inventories approximating the outstanding borrowings. We received no advances under the $200 million credit facility or the inventory financing line in fiscal 2002 or 2001. Future Shop had peak borrowings under the $44 million credit facility of $32 million and $39 million in fiscal 2002 and 2001, respectively.

Our credit ratings as of March 2, 2002, were as follows:

Rating Agency	Rating	Outlook
Fitch	BBB	Stable
Moody’s	Baa3	Stable
Standard & Poor’s	BBB-	Negative

Factors that can impact our credit rating include changes in the economic environment, conditions in the retail and consumer electronics industries, our financial position and changes in our business strategy. We do not currently foresee any reasonable circumstances under which our credit rating would be significantly downgraded. However, if a significant downgrade were to occur, it could adversely impact, among other things, our future borrowing costs, access to capital markets, vendor financing terms and future new store operating lease costs. In addition, the conversion rights of the holders of our convertible debentures could be accelerated if our credit rating were to be downgraded.

Contractual Obligations and Available Commercial Commitments

The following table presents information regarding contractual obligations by fiscal year ($ in millions):

Contractual Obligations

	Payments Due
	2003	2004	2005	2006	2007	Thereafter
Operating leases	$472	$459	$417	$376	$361	$2,698
Long-term debt	7	6	3	40	1	763
Purchase commitments	120	5	—	—	—	—
Total	$599	$470	$420	$416	$362	$3,461

Note: For more information regarding operating leases, long-term debt and purchase commitments, refer to notes 3, 5 and 9, respectively, in the Notes to Financial Statements beginning on page 39.

The following table presents information regarding available commercial commitments and their expiration dates by fiscal year ($ in millions):

Available Commercial Commitments

	Expires
	Amount	2003	2004	2005	2006	Thereafter
Lines of credit(1)	$222	$31	$—	$—	$191	$—
Master lease agreement	23	—	—	—	23	—
Inventory financing line	200	200	—	—	—	—
Total	$445	$231	$—	$—	$214	$—

(1)          Our $44 million revolving credit facility increases to $53 million on a seasonal basis. Nine million dollars of our $200 million line of credit were committed to stand-by letters of credit.

Debt and Capital

In fiscal 2002, we completed two private offerings of convertible debentures due June 27, 2021, and Jan. 15, 2022, respectively, with a combined initial principal amount at maturity of $894 million. The proceeds from the offerings, net of offering expenses, were $726 million. We may redeem, and holders of the debentures may require us to purchase, all or part of the debentures on certain dates or upon the occurrence of certain events as specified in the respective agreements. In addition, in the event that certain conditions are satisfied, holders may surrender their debentures for conversion, which would increase the number of shares of our common stock outstanding and have a dilutive impact on our reported earnings per share.

For additional information regarding the convertible debentures, refer to note 3 of the Notes to Consolidated Financial Statements on page 43.

Our ability to access our credit facilities is subject to our compliance with the terms and conditions of the credit facilities, including financial covenants. The financial covenants require us to have minimum earnings before interest, taxes, depreciation and amortization (EBITDA), and a minimum net worth, as well as to maintain other financial ratios.  As of the end of fiscal 2002, we were in compliance with all such covenants. In addition, in the event we were to default on any of our other debt, it would constitute default under our credit facilities as well.

Our current practice is to lease rather than own real estate. For those sites developed using working capital, we generally sell and lease back those properties under long-term lease agreements. In fiscal 2002, recoverable costs from the developed properties decreased $25 million compared with the prior fiscal year as we sold properties to unrelated third parties and leased them back under operating leases. In addition, in fiscal 2002 we utilized a $60 million master lease facility to finance new store development. Expenditures for stores developed under this financing facility are recorded on the balance sheet as property under capital lease with a corresponding lease obligation liability. At the end of fiscal 2002, $39 million in capitalized leases related to new stores had been financed under the master lease agreement.

In fiscal 2000, our Board of Directors authorized the purchase of up to $400 million of our common stock from time to time through open-market purchases. The stock purchase program has no stated expiration date. Approximately 2.9 million shares were purchased under this plan during fiscal 2000 at a cost of $100 million. No additional purchases were made in fiscal 2002 or 2001.

Significant Accounting Policies

Revenue Recognition

We recognize revenues from the sale of merchandise at the time the merchandise is sold. Service revenues are recognized at the time the service is provided, the sale price is fixed or determinable, and collectibility is reasonably assured.

We sell extended service contracts, called Performance Service Plans, on behalf of an unrelated third party. In jurisdictions where we are not deemed to be the obligor on the contract at the time of sale, commissions are recognized in revenues at the time of sale. In jurisdictions where we are deemed to be the obligor on the contract at the time of sale, commissions are recognized in revenues ratably over the term of the service contract.

Inventory Reserves

We maintain inventory at the lower of cost or market. Markdown reserves are established based primarily on forecasted consumer demand, inventory aging and technological obsolescence. If our estimates regarding consumer demand are inaccurate or changes in technology impact demand for certain products in an unforeseen manner, we could be exposed to losses in excess of our established reserves.

Independent physical inventory counts are taken on a regular basis at all locations that hold inventory to ensure the amounts reflected in our consolidated financial statements are properly stated. During the interim period between physical inventory counts, we accrue for anticipated physical inventory losses on a location-by-location basis, based on historical results and current trends. If our estimates regarding physical losses are inaccurate, we could be exposed to losses in excess of our established reserves.

Long-Lived Assets

Long-lived assets such as property, plant and equipment; goodwill; software; and investments are reviewed for impairment when events or changes in circumstances indicate the carrying value of the assets may not be recoverable. We would recognize an impairment loss when estimated future undiscounted cash flows expected to result from the use of the asset and its value upon disposal are less than its carrying amount. If our estimates regarding future undiscounted cash flows or useful lives were to change, we could be exposed to losses that are material in nature.

Tax Contingencies

Domestic and foreign tax authorities frequently audit us. These audits include questions regarding the timing and amount of deductions and the allocation of income among various tax jurisdictions. In evaluating the exposure associated with our various filing positions, we record reserves for probable exposures. To the extent we prevail in matters for which accruals have been established or are required to pay amounts in excess of our reserves, our effective tax rate in a given financial statement period may be materially impacted. As of the end of fiscal 2002, three and two of our open tax years were undergoing examination by the United States Internal Revenue Service and Revenue Canada, respectively.

New Accounting Pronouncements

A discussion of recently issued accounting pronouncements is described in note 1 of the Notes to Consolidated Financial Statements on page 39.

Outlook for Fiscal 2003

Looking forward to fiscal 2003, we are projecting earnings growth of approximately 18% to 21% from $1.77 per share in fiscal 2002 to approximately $2.10 to $2.17 per share in fiscal 2003. We expect the earnings growth to be driven by a 17% to 20% increase in revenues, maintaining the gross profit rate we delivered in fiscal 2002 and modestly reducing our SG&A rate. The projected earnings increase reflects a reduction in Musicland’s operating income from $29 million in fiscal 2002 to approximately break-even in fiscal 2003 due to continued transformation initiatives. The reduction in Musicland’s operating income is net of the $16 million decrease in Musicland’s goodwill amortization expense as a result of adopting SFAS No. 142, Goodwill and Other Intangible Assets, at the beginning of fiscal 2003. In addition, our projections assume that the U.S. economy will continue to gradually improve in fiscal 2003.

We expect total revenues to grow from $19.6 billion in fiscal 2002 to between $23.0 billion and $23.5 billion in fiscal 2003 due to new store growth, comparable store sales gains and the inclusion of a full year of Future Shop revenues. In fiscal 2003, comparable store sales are expected to increase by approximately 3% to 4%.

In fiscal 2003, our gross profit rate is expected to remain essentially even with the fiscal 2002 rate based on anticipated gross profit rate improvement at Best Buy stores and International, offset by a planned gross profit rate decline at Musicland. The anticipated gross profit rate improvement at Best Buy stores and International is based on a more profitable sales mix resulting from an increase in sales of higher-margin digital products. However, the rate of improvement is likely to be less than experienced in the prior fiscal year, as these and other products become more widely distributed through mass merchandisers and discount chains. Musicland’s planned gross profit rate decline in fiscal 2003 is due to the continued shift in the sales mix from higher-margin sales of prerecorded music to lower-margin sales of DVD movies and video gaming.

Our SG&A rate is expected to decrease modestly in fiscal 2003. The expected decrease is due to expense leverage, primarily in the second half of our fiscal year, as a result of the anticipated increase in comparable store sales and the expanding store base. The SG&A rate decline resulting from increased expense leverage will be partially offset by higher depreciation expenses related to our increased levels of capital spending in fiscal 2003 and higher medical coverage costs for our employees.

We anticipate net interest income for fiscal 2003 of approximately $6 million, consistent with fiscal 2002, excluding the $8 million pre-tax charge from the early retirement of debt incurred in the second quarter of fiscal 2002.

Our effective tax rate is expected to decrease modestly in fiscal 2003 as a result of the discontinued amortization of nondeductible goodwill.

We expect fiscal 2003 capital expenditures to be approximately $1 billion, exclusive of amounts expended on property development that will be recovered through the sale and lease back of the properties. The capital spending will support the opening of approximately 60 Best Buy stores in the United States and six to eight in Canada, 30 small-market Sam Goody stores, eight to nine Future Shop stores and six Magnolia Hi-Fi stores. About half of the new U.S. Best Buy stores are expected to be 45,000-square-foot, Concept 5 store formats, and the other half are expected to be 30,000-square-foot, smaller market Concept 5 store formats. In addition, fiscal 2003 capital spending will support the continued development of our information systems and infrastructure, the continued construction of our new corporate headquarters and the transformation and integration of Musicland and Future Shop stores.

Beginning in the first quarter of fiscal 2003, we will report two segments, Domestic and International. The Domestic segment will be comprised of operations at Best Buy’s U.S., Musicland and Magnolia Hi-Fi stores. The International segment will be comprised of Best Buy’s Canadian and Future Shop operations. The primary reasons for this change are the significant similarities of their respective products and markets, the leveraging of our buying and distribution functions and the merging of many of our operational functions into a shared services model in the first quarter of fiscal 2003.

Quarterly Results and Seasonality

Similar to many retailers, our business is seasonal. Revenues and earnings are typically greater during the second half of the fiscal year, which includes the holiday selling season. The timing of new store openings, costs associated with acquisitions and development of new businesses, and general economic conditions also may affect our future quarterly results.

The following tables show selected unaudited quarterly operating results and high and low prices of our common stock for each quarter of fiscal 2002 and 2001.

($ in millions, except per share amounts)

Quarter(1)(2)	1st		2nd	3rd	4th

Fiscal 2002
Revenues	$3,697		$4,164	$4,756	$6,980
Comparable store sales change(3)	(3.1%	)	2.8%	1.6%	4.5%
Gross profit	$846		$948	$1,028	$1,608
Operating income	90		148	129	570
Net earnings	55		85	80	350
Diluted earnings per share(4)	.17		.26	.25	1.08

Fiscal 2001
Revenues	$2,964		$3,169	$3,732	$5,462
Comparable store sales change(3)	9.5%		5.1%	5.9%	1.8%
Gross profit	$606		$648	$689	$1,116
Operating income	109		115	85	295
Net earnings	72		77	57	190
Diluted earnings per share(4)	.23		.24	.18	.60

(1)          During the third quarter of fiscal 2002, we acquired the common stock of Future Shop Ltd.  Future Shop’s results of operations were included from the date of acquisition.

(2)          The fourth quarter of fiscal 2001 included 14 weeks. All other quarters included 13 weeks. Also, during the fourth quarter of fiscal 2001, we acquired the common stock of Musicland Stores Corporation and Magnolia Hi-Fi, Inc. The results of operations of those businesses were included from their dates of acquisition.

(3)          Best Buy stores only. The comparable store sales increase for the fourth quarter of fiscal 2002 was based upon the comparable 13-week period for the prior fiscal year. The comparable store sales increase for the fourth quarter of fiscal 2001 was based upon the comparable 14-week period for the prior fiscal year.

(4)          The diluted earnings per share amounts above have been restated to reflect a three-for-two stock split, effective on May 10, 2002.

Common Stock Prices

Quarter	1st	2nd	3rd	4th

Fiscal 2002
High	$41.57	$46.60	$48.00	$51.47
Low	22.42	35.45	26.68	43.43

Fiscal 2001
High	$59.25	$53.79	$49.42	$34.00
Low	31.50	38.33	20.33	14.00

Our common stock is traded on the New York Stock Exchange under the ticker symbol BBY. As of March  28, 2002, there were 2,013 holders of record of Best Buy common stock. We have not historically paid, and have no current plans to pay, cash dividends on our common stock. The stock prices above have been restated to reflect a three-for-two stock split, effective on May 10, 2002.

Forward-Looking Statements

Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, provide a “safe harbor” for forward-looking statements to encourage companies to provide prospective information about their companies. With the exception of historical information, the matters discussed in this annual report are forward-looking statements and may be identified by the use of words such as “believe,” “expect,” “anticipate,” “plan,” “estimate,” “intend” and “potential.” Such statements reflect our current view with respect to future events and are subject to certain risks, uncertainties and assumptions. A variety of factors could cause our actual results to differ materially from the anticipated results expressed in such forward-looking statements, including, among other things, general economic conditions, acquisitions and development of new businesses, product availability, sales volumes, profit margins, weather, foreign currency fluctuation, availability of suitable real estate locations, and the impact of labor markets and new product introductions on our overall profitability. Readers should review our Current Report on Form 8-K filed May 16, 2001, which describes additional important factors that could cause actual results to differ materially from those contemplated by the forward-looking statements made in this annual report.

Consolidated Balance Sheets

$ in millions, except per share amounts
	March 2,	March 3,
Assets	2002	2001
Current Assets
Cash and cash equivalents	$1,855	$747
Receivables	247	209
Recoverable costs from developed properties	79	104
Merchandise inventories	2,258	1,767
Other current assets	172	102
Total current assets	4,611	2,929
Property and Equipment
Land and buildings	242	171
Leasehold improvements	680	557
Fixtures and equipment	1,759	1,259
Property under capital lease	39	—
	2,720	1,987
Less accumulated depreciation and amortization	823	543
Net property and equipment	1,897	1,444
Goodwill, Net	773	385
Other Assets	94	82
Total Assets	$7,375	$4,840

See Notes to Consolidated Financial Statements.

$ in millions, except per share amounts
	March 2,	March 3,
Liabilities and Shareholders’ Equity	2002	2001
Current Liabilities
Accounts payable	$2,449	$1,773
Accrued compensation and related expenses	253	154
Accrued liabilities	770	546
Accrued income taxes	251	127
Current portion of long-term debt	7	115
Total current liabilities	3,730	2,715
Long-Term Liabilities	311	122
Long-Term Debt	813	181
Shareholders’ Equity
Preferred stock, $1.00 par value: Authorized — 400,000 shares; Issued and outstanding — none	—	—
Common stock, $.10 par value: Authorized — 1 billion shares; Issued and outstanding — 319,128,000 and 312,207,000 shares, respectively	31	31
Additional paid-in capital	702	567
Retained earnings	1,794	1,224
Accumulated other comprehensive loss	(6)	—
Total shareholders’ equity	2,521	1,822
Total Liabilities and Shareholders’ Equity	$7,375	$4,840

See Notes to Consolidated Financial Statements.

Consolidated Statements of Earnings

$ in millions, except per share amounts
	March 2,	March 3,	Feb. 26,
For the Fiscal Years Ended	2002	2001	2000
Revenues	$19,597	$15,327	$12,494
Cost of goods sold	15,167	12,268	10,101
Gross profit	4,430	3,059	2,393
Selling, general and administrative expenses	3,493	2,455	1,854
Operating income	937	604	539
Net interest (expense) income	(1)	37	24
Earnings before income tax expense	936	641	563
Income tax expense	366	245	216
Net earnings	$570	$396	$347

Basic earnings per share	$1.80	$1.28	$1.13
Diluted earnings per share	$1.77	$1.24	$1.09
Basic weighted average common shares outstanding (in millions)	316.0	310.0	306.3
Diluted weighted average common shares outstanding (in millions)	322.5	319.0	318.9

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

$ in millions
	March 2,	March 3,	Feb. 26,
For the Fiscal Years Ended	2002	2001	2000
Operating Activities
Net earnings	$570	$396	$347
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation	289	167	104
Deferred income taxes	23	43	30
Amortization of goodwill	20	2	—
Other	46	18	4
Changes in operating assets and liabilities, net of acquired assets and liabilities:
Receivables	(18)	(7)	(57)
Merchandise inventories	(330)	(144)	(137)
Other assets	(39)	(16)	(7)
Accounts payable	529	16	302
Other liabilities	278	199	92
Accrued income taxes	210	134	98
Total cash provided by operating activities	1,578	808	776
Investing Activities
Additions to property and equipment	(627)	(658)	(361)
Acquisitions of businesses, net of cash acquired	(368)	(326)	—
Decrease (increase) in recoverable costs from developed properties	30	(31)	(21)
Increase in other assets	—	(15)	(34)
Total cash used in investing activities	(965)	(1,030)	(416)
Financing Activities
Net proceeds from issuance of long-term debt	726	—	—
Long-term debt payments	(279)	(17)	(30)
Issuance of common stock	48	235	32
Repurchase of common stock	—	—	(397)
Total cash provided by (used in) financing activities	495	218	(395)
Increase (Decrease) in Cash and Cash Equivalents	1,108	(4)	(35)
Cash and Cash Equivalents at Beginning of Year	747	751	786
Cash and Cash Equivalents at End of Year	$1,855	$747	$751

Supplemental Disclosure of Cash Flow Information
Income tax paid	$139	$62	$83
Interest paid	25	7	5
Capital lease obligations	39	—	—

See Notes to Consolidated Financial Statements.

Consolidated Statements of
Changes in Shareholders’ Equity

$ and shares in millions
	Common	Common	Additional Paid-In	Retained	Accumulated Other Comprehensive
	Shares	Stock	Capital	Earnings	Loss	Total
Balances at Feb. 27, 1999	305	$30	$523	$481	$—	$1,034
Stock options exercised	6	1	33	—	—	34
Tax benefit from stock options exercised	—	—	79	—	—	79
Repurchase of common stock	(10)	(1)	(397)	—	—	(398)
Net earnings	—	—	—	347	—	347
Balances at Feb. 26, 2000	301	30	238	828	—	1,096
Stock options exercised	6	—	36	—	—	36
Tax benefit from stock options exercised	—	—	93	—	—	93
Stock issuance	5	1	200	—	—	201
Net earnings	—	—	—	396	—	396
Balances at March 3, 2001	312	31	567	1,224	—	1,822
Stock options exercised	7	—	49	—	—	49
Tax benefit from stock options exercised	—	—	86	—	—	86
Translation adjustments and other	—	—	—	—	(6)	(6)
Net earnings	—	—	—	570	—	570
Balances at March 2, 2002	319	$31	$702	$1,794	$(6)	$2,521

See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

$ in millions, except per share amounts

1. Summary of Significant Accounting Policies

Description of Business

Best Buy Co., Inc. is North America’s No.1 specialty retailer of name-brand consumer electronics, home office equipment, entertainment software and appliances. We operate three segments: Best Buy, Musicland and International. Best Buy is a specialty retailer of consumer electronics, home office equipment, entertainment software and appliances comprised of 481 stores in 44 states. Also included in the Best Buy segment is Seattle-based Magnolia Hi-Fi, a high-end retailer of audio and video products with 13 stores. Musicland, with more than 1,320 locations in the United States, Puerto Rico and the U.S. Virgin Islands, is primarily a mall-based retailer of prerecorded music, movies and other entertainment-related products. International is comprised of Future Shop, which currently operates 95 stores and is Canada’s largest consumer electronics retailer, offering products similar to Best Buy.

Basis of Presentation

The consolidated financial statements include the accounts of Best Buy Co., Inc. and its subsidiaries. Significant intercompany accounts and transactions have been eliminated. All subsidiaries are wholly owned.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires us to make estimates and assumptions. These estimates and assumptions affect the reported amounts in the consolidated balance sheets and statements of earnings, as well as the disclosure of contingent liabilities. Actual results could differ from these estimates and assumptions.

Fiscal Year

Our fiscal year ends on the Saturday nearest the end of February. Fiscal 2002 and 2000 each included 52 weeks, while fiscal 2001 included 53 weeks.

Cash and Cash Equivalents

We consider highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. These investments are carried at cost, which approximates market value.

Recoverable Costs From Developed Properties

The costs of acquisition and development of properties that we intend to sell and lease back or recover from landlords within one year are included in current assets.

Merchandise Inventories

Merchandise inventories are recorded at the lower of cost or market. The primary methods used to determine cost are the average cost and retail inventory methods.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets or, in the case of leasehold improvements, over the shorter of the estimated useful lives or lease terms. When indicators of impairment exist, we evaluate long-lived assets for impairment using an undiscounted cash flow analysis.

Estimated useful lives by major asset category are as follows:

Asset	Life (in years)
Buildings	30—40
Leasehold improvements	10—20
Fixtures and equipment	3—15
Property under capital lease	5—20

$ in millions, except per share amounts

Goodwill

Goodwill is the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations accounted for under the purchase method. We periodically review goodwill for impairment and assess whether significant events or changes in business circumstances indicate that the carrying value of the goodwill may not be recoverable. An impairment loss would be recorded in the period such determination is made. Accumulated amortization was $22 and $2 in fiscal 2002 and 2001, respectively. See note 2 for additional discussion regarding goodwill.

Revenue Recognition

We recognize revenues from the sale of merchandise at the time the merchandise is sold. We recognize service revenues at the time the service is provided, the sales price is fixed or determinable and collectibility is reasonably assured.

We sell extended service contracts, called Performance Service Plans, on behalf of an unrelated third party. In jurisdictions where we are not deemed to be the obligor on the contract at the time of sale, commissions are recognized in revenues at the time of sale. In jurisdictions where we are deemed to be the obligor on the contract at the time of sale, commissions are recognized in revenues ratably over the term of the service contract.

Sales Incentives

We periodically offer sales incentives that entitle our customers to receive a reduction in the price of a product or service. For sales incentives in which we are the obligor, the reduction in revenues is recognized at the time the product or service is sold.

Shipping and Handling Costs

Amounts billed to customers for shipping and handling are included in revenues. The related costs are included in cost of goods sold.

Foreign Currency

Foreign currency denominated assets and liabilities are translated into U.S. dollars using the exchange rates in effect at the balance sheet date. Results of operations and cash flows are translated using the average exchange rates throughout the period. The effect of exchange rate fluctuations on translation of assets and liabilities is recorded as a component of shareholders’ equity. Gains and losses from foreign currency transactions are included in selling, general and administrative expenses.

Comprehensive Income

Comprehensive income is net earnings, plus certain other items that are recorded directly to shareholders’ equity. The only significant item currently applicable to us is foreign currency translation adjustments, which were not significant.

Stock-Based Compensation

We account for employee stock-based compensation using the intrinsic value method as prescribed under Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. We also present pro forma net earnings and earnings per share in note 4 as if we had adopted Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation.

Pre-Opening Costs

Non-capital expenditures associated with opening new stores are expensed as incurred.

Advertising Costs

Advertising costs, which are included in selling, general and administrative expenses, are expensed the first time the advertisement runs. Gross advertising expenses, prior to reimbursement through cooperative advertising agreements, for fiscal 2002, 2001 and 2000 were $540, $479 and $374, respectively.

$ in millions, except per share amounts

Derivative Financial Instruments

SFAS No.133, Accounting for Derivative Instruments and Hedging Activities, requires that all derivatives be recorded on the balance sheet at fair value. At March 2, 2002, the fair value of existing interest-rate swaps was not significant.

Reclassifications

Certain previous year amounts have been reclassified to conform to the current year presentation. These reclassifications had no impact on net earnings or financial position.

New Accounting Standards

In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets, effective for fiscal years beginning after Dec.15, 2001. Under these new standards, all acquisitions subsequent to June 30, 2001, must be accounted for by the purchase method of accounting, and goodwill is no longer amortized over its useful life. Rather, goodwill will be subject to an annual impairment test based on its fair value. Separable intangible assets that are determined to have a finite life will continue to be amortized over their useful lives. We are currently evaluating these pronouncements to determine the impact, if any, they may have on our net earnings or financial position.

In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, effective for fiscal years beginning after Dec.15, 2001. This statement develops one accounting model (based on the model in SFAS No. 121) for long-lived assets to be disposed of, expands the scope of discontinued operations and modifies the accounting for discontinued operations. The adoption of this new statement is not expected to have material impact on our net earnings or financial position.

2. Acquisitions

Effective Nov. 4, 2001, we acquired all of the common stock of Future Shop for $377, or $368 net of cash acquired, including transaction costs. We acquired Future Shop to further our expansion plans and increase shareholder value. The acquisition was accounted for using the purchase method in accordance with SFAS No. 141. Accordingly, the net assets were recorded at their estimated fair values, and operating results were included in our financial statements from the date of acquisition. The purchase price was allocated on a preliminary basis using information currently available. The allocation of the purchase price to the assets and liabilities acquired will be finalized in fiscal 2003. We will adjust the allocation of the purchase price after obtaining more information regarding asset valuations, liabilities assumed and revisions of preliminary estimates of fair values made at the date of purchase. The preliminary allocations resulted in goodwill of approximately $406, which is non-deductible for tax purposes. Under SFAS No.142, goodwill is not amortized.

The preliminary purchase price allocation was as follows:

Merchandise inventories	$169
Property and equipment	108
Other assets	40
Goodwill	406
Current liabilities	(342)
Long-term debt, including current portion	(13)
$368

During the fourth quarter of fiscal 2001, we acquired the common stock of Magnolia Hi-Fi for $88 in cash, including transaction costs, and the common stock of Musicland for $425, including transaction costs, plus long-term debt valued at $271. The acquisitions were accounted for

$ in millions, except per share amounts

using the purchase method in accordance with APB Opinion No.16, Business Combinations, and No. 17, Intangible Assets. The allocation of the purchase prices to the assets and liabilities acquired was finalized in the fourth quarter of fiscal 2002 and resulted in goodwill of $395, of which $326 is non-deductible for tax purposes. The goodwill was being amortized on a straight-line basis over 20 years and is included in selling, general and administrative expenses. Goodwill amortization associated with the acquisitions of Magnolia Hi-Fi and Musicland will cease at the beginning of fiscal 2003 with the adoption of SFAS No. 142. Application of the nonamortization provision of the new standard is expected to result in an increase in our net earnings of approximately $18 per year.

The following unaudited pro forma data sets forth the consolidated results of operations as though Musicland and Future Shop had been acquired as of the beginning of fiscal 2001:

	2002	2001
Revenues	$20,392	$18,392
Net earnings	570	428
Basic earnings per share	1.80	1.38
Diluted earnings per share	1.77	1.34

Pro forma information related to the acquisition of Magnolia Hi-Fi is not presented, as the operating results of Magnolia Hi-Fi would not have had a material impact on our results of operations.

The pro forma results include goodwill amortization of $16, for Musicland only, and other adjustments, principally the loss of interest income on cash used to finance the acquisitions. The pro forma results for fiscal 2001 exclude costs expected to be incurred in connection with the integration and transformation of acquired businesses. The pro forma results are not necessarily indicative of what actually would have occurred had the acquisitions been completed as of the beginning of fiscal 2001, nor are they necessarily indicative of future consolidated results.

$ in millions, except per share amounts

3. Debt

	March 2,	March 3,
	2002	2001
Convertible debentures, unsecured, due 2021, initial interest rate 2.75%	$341	$—
Convertible subordinated debentures, unsecured, due 2022, initial interest rate 2.25%	402	—
Subordinated notes, face amount $110, unsecured, due 2003, interest rate 9.0%, effective rate 8.9%	—	110
Senior subordinated notes, face amount $150, unsecured, due 2008, interest rate 9.9%, effective rate 8.5%	5	161
Capital lease obligations, due 2006, interest rate 5.9%	39	—
Mortgage and other debt, interest rates ranging from 4.0% to 9.2%	33	25
Total debt	820	296
Less: current portion	(7)	(115)
Long-term debt	$813	$181

The mortgage and other debt are secured by certain property and equipment with a net book value of $43 and $44 at March 2, 2002, and March 3, 2001, respectively.

Convertible Debentures

In January 2002, we sold, in a private offering, convertible subordinated debentures having an aggregate principal amount of $402.  The proceeds from the offering, net of $6 in offering expenses, were $396. The debentures mature in 20 years and are callable at our option on or after Jan. 15, 2007.  Holders may require us to purchase all or a portion of their debentures on Jan. 15, 2007; Jan. 15, 2012; and Jan. 15, 2017, at a purchase price equal to 100% of the principal amount of the debentures plus accrued and unpaid interest up to but not including the date of purchase.  The debentures will be convertible into shares of our common stock at a conversion rate of 14.4927 shares per $0.001 principal amount of debentures, equivalent to an initial conversion price of $69.00 per share, if the closing price of our common stock exceeds a specified price for a specified period of time, or otherwise upon the occurrence of certain events. The debentures have an initial interest rate of 2.25%. The interest rate may be reset, but will not fall below 2.25% or above 3.25%, on July 15, 2006; July 15, 2011; and July 15, 2016. The debentures are guaranteed on an unsecured and subordinated basis by Best Buy Stores, L.P., our wholly owned indirect subsidiary. On Feb. 28, 2002, we filed a Registration Statement on Form S-3 with the Securities and Exchange Commission to register the debentures, the guarantee and the underlying shares of common stock. As of May 1, 2002, the  Registration Statement had not yet been declared effective.

$ in millions, except per share amounts

In June 2001, we sold, in a private offering, convertible debentures having an initial aggregate principal amount at maturity of $492. The proceeds from the offering, net of $7 in offering expenses, were $330. The debentures mature in 20 years and are callable at our option on or after June 27, 2004. Holders may require us to purchase all or a portion of their debentures on June 27, 2004; June 27, 2009; and June 27, 2014, at a purchase price equal to the accreted value of the debentures plus accrued and unpaid cash interest up to but not including the date of purchase. The debentures will be convertible into shares of our common stock at a conversion rate of 11.8071 shares per $0.001 initial principal amount at maturity of debentures, equivalent to an initial conversion price of $57.91 per share, if the closing price of our common stock exceeds a specified price for a specified period of time, or otherwise upon the occurrence of certain events. The debentures have an initial yield to maturity of 2.75%, including a cash payment of 1.0% and an initial accretion rate of 1.75%. The yield to maturity may be reset, but may not fall below 2.75% or above 3.75%, on Dec. 27, 2003; Dec. 27, 2008; and Dec. 27, 2013. The debentures are guaranteed on an unsecured and unsubordinated basis by Best Buy Stores, L.P., our wholly owned indirect subsidiary. The debentures, the guarantee and the underlying shares of common stock were registered with the Securities and Exchange Commission  pursuant to a Registration Statement on Form S-3 that was declared effective on Oct. 9, 2001.

Senior Subordinated Notes

Our Musicland subsidiary had $110 of Senior Subordinated Notes due in 2003 (2003 Notes) and $161 of Senior Subordinated Notes due in 2008 (2008 Notes) outstanding, which were acquired and recorded at their fair value as part of the Musicland acquisition.

Fair value was based upon the present value of the amounts expected to be paid. Both notes contained change-in-control provisions that required us to offer to repurchase the notes within 30 to 60 days after our acquisition of Musicland. Our offer to repurchase both notes was made on Feb. 12, 2001, at 101.0% of the aggregate principal amount of the notes plus accrued interest. The offer expired on March 16, 2001, at which time $94 of the 2003 Notes had been tendered. In the second quarter of fiscal 2002, we retired the remainder of the 2003 notes and all but $5 of the 2008 notes.

Credit Agreement

We have two credit agreements that provide bank revolving credit facilities under which we can borrow up to $200 and $44, respectively. The $44 facility, which was acquired in connection with the Future Shop acquisition, increases to $53 on a seasonal basis. The $200 facility, entered into in March 2002 which replaced our $100 credit agreement, expires on March 21, 2005, and the $44 facility expires in fiscal 2003. Borrowings under the $200 facility are unsecured and bear interest at rates specified in the credit agreements, as we have elected. Borrowings under the $44 facility are secured by merchandise inventories. We also pay certain facility and agent fees.

The credit agreements contain covenants that require us to maintain certain financial ratios and minimum net worth. The $200 agreement also requires that we have no outstanding principal balance for a period not less than 30 consecutive days, net of cash and cash equivalents. We had no borrowings under the $100 facility during fiscal 2002 or 2001. Future Shop had peak borrowings under the $44 credit facility of $32 and $39 in fiscal 2002 and 2001, respectively.

$ in millions, except per share amounts

Master Lease

In the fourth quarter of fiscal 2001, we entered into a $60 master lease agreement for the purpose of constructing and leasing new retail locations. At the end of fiscal 2002, $39 in capitalized leases for new stores had been financed under the master lease agreement.

Inventory Financing

We have a $200 inventory financing line. Borrowings are collateralized by a security interest in certain merchandise inventories approximating the outstanding borrowings. The terms of this arrangement allow us to extend the due dates of invoices beyond their normal terms. The amounts extended generally bear interest at a rate approximating the prime rate. No amounts were extended under this line in fiscal 2002 or 2001.The line has provisions that give the financing source a portion of the cash discounts provided by the manufacturers.

Other

During fiscal 2002, 2001 and 2000, interest expense totaled $28, $7 and $5, respectively, and is included in net interest (expense) income. Fiscal 2002 interest expense includes an $8 pretax charge for the early retirement of debt. The fair value of long-term debt approximates $829, which was based primarily on quotes from external sources.

The future maturities of long-term debt, including capitalized leases, consist of the following:

Fiscal Year
2003	$7
2004	6
2005	3
2006	40
2007	1
Thereafter	763
$820

4. Shareholders’ Equity

Stock Options

We currently sponsor three non-qualified stock option plans for our employees and our Board of Directors. These plans provide for the issuance of up to 73.2 million shares of common stock. Options may be granted only to employees or directors at exercise prices not less than the fair market value of our common stock on the date of the grant. The options vest over a four-year period and expire over a range of five to 10 years. In addition, there are options outstanding under two non-qualified stock option plans that expired in fiscal 1998. At March 2, 2002, options to purchase 27.5 million shares were outstanding under all of these plans.

In connection with the Musicland acquisition, certain outstanding stock options held by employees of Musicland were converted into options exercisable into our shares of common stock. These options were fully vested at the time of conversion and expire based on the remaining option term of up to 10 years. These options did not reduce the shares available for grant under any of our other option plans. The acquisition was accounted for as a purchase and, accordingly, the fair value of these options was included as a component of the purchase price using the Black-Scholes option pricing model.

$ in millions, except per share amounts

As permitted by SFAS No.123, we elected to account for our stock option plans under the provisions of APB Opinion No. 25. Accordingly, no compensation cost has generally been recognized for stock options granted. Had we adopted SFAS No.123, the pro forma effects on net earnings, basic earnings per share and diluted earnings per share for the last three fiscal years would have been as follows:

	2002	2001	2000
Net earnings
As reported	$570	$396	$347
Pro forma	512	352	322
Basic earnings per share
As reported	$1.80	$1.28	$1.13
Pro forma	1.62	1.14	1.05
Diluted earnings per share
As reported	$1.77	$1.24	$1.09
Pro forma	1.61	1.11	1.01

The fair value of each option was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

	2002	2001	2000
Risk-free interest rate	4.9%	6.1%	6.4%
Expected dividend yield	0%	0%	0%
Expected stock price volatility	55%	60%	50%
Expected life of options	4.5 years	4.5 years	4.5 years

The weighted average fair value of options granted during fiscal 2002, 2001 and 2000 used in computing pro forma compensation expense was $18.60, $23.06 and $17.06 per share, respectively.

$ in millions, except per share amounts

Option activity for the last three fiscal years was as follows:

		Weighted Average
		Exercise Price
	Shares	per Share
Outstanding on Feb. 27, 1999	28,708,000	$6.31
Granted	4,561,000	34.65
Exercised	(6,259,000)	5.17
Canceled	(1,441,000)	12.99
Outstanding on Feb. 26, 2000	25,569,000	11.26
Granted	8,070,000	45.53
Assumed(1)	461,000	37.21
Exercised	(5,720,000)	6.11
Canceled	(2,012,000)	26.94
Outstanding on March 3, 2001	26,368,000	22.13
Granted	9,382,000	37.01
Exercised	(6,846,000)	6.88
Canceled	(1,417,000)	35.98
Outstanding on March 2, 2002	27,487,000	30.29

(1)          Represents Musicland options converted into Best Buy Co., Inc. options in connection with the acquisition.

$ in millions, except per share amounts

Exercisable options at the end of fiscal 2002, 2001 and 2000 were 9.9 million, 9.4 million and 6.9 million, respectively. The following table summarizes information concerning options outstanding and exercisable as of March 2, 2002:

		Weighted
		Average	Weighted		Weighted
		Remaining	Average		Average
Range of	Number	Contractual	Exercise	Number	Exercise
Exercise Prices	Outstanding	Life (Years)	Price	Exercisable	Price
$0 to $6.67	2,880,000	5.29	$2.08	2,735,000	$2.19
$6.67 to $13.33	5,476,000	6.15	11.46	3,186,000	11.45
$13.33 to $20.00	140,000	7.56	16.42	56,000	16.28
$20.00 to $26.67	76,000	7.62	21.89	38,000	21.27
$26.67 to $33.33	551,000	7.63	31.02	265,000	31.61
$33.33 to $40.00	11,185,000	8.56	36.41	1,814,000	35.15
$40.00 to $46.67	689,000	9.16	45.34	73,000	44.18
$46.67 to $53.33	6,487,000	8.10	46.87	1,726,000	46.97
$53.33 to $60.00	3,000	8.10	55.09	1,000	55.09
$0 to $60.00	27,487,000	7.62	$30.29	9,894,000	$20.28

Restricted Stock Plan

We adopted a restricted stock award plan in fiscal 2001. The plan authorizes us to issue up to 1.5 million shares of our common stock to our eligible employees, consultants and independent contractors, as well as to our Board of Directors. Restricted shares have the same rights as other shares of common stock, except they are not transferable until fully vested. Restrictions lapse over a vesting period of at least three years, during which no more than 25% may vest at the time of award and no more than 25% on each anniversary date thereafter. All shares still subject to restrictions are forfeited and returned to the plan if the plan participant’s relationship with us is terminated. The number of shares granted under this plan was not significant during fiscal 2002 or 2001.

Earnings per Share

Basic earnings per share is computed based on the weighted average number of common shares outstanding. Diluted earnings per share is computed based on the weighted average number of common shares outstanding adjusted by the number of additional shares that would have been outstanding had the potentially dilutive common shares been issued. Potentially dilutive shares of common stock include stock options, convertible debentures assuming certain criteria are met (see note 3), and other stock-based awards granted under stock-based compensation plans. The shares related to the convertible debentures were not included in our diluted earnings per share computation as the criteria for conversion of the debentures were not met.

We completed a three-for-two stock split effected in the form of a 50% stock dividend distributed on May 10, 2002; and a two-for-one stock split effected in the form of a 100% stock dividend distributed on March18, 1999. All share and per share information reflects these stock splits.

$ in millions, except per share amounts

The following table presents a reconciliation of the numerators and denominators of basic and diluted earnings per common share for fiscal 2002, 2001 and 2000:

	2002	2001	2000
Numerator:
Net earnings	$570	$396	$347

Denominator (in millions):
Weighted average common shares outstanding	316.0	310.0	306.3
Effect of dilutive securities:
Employee stock options	6.5	9.0	12.6
Weighted average common shares outstanding assuming dilution	322.5	319.0	318.9

Basic earnings per share	$1.80	$1.28	$1.13
Diluted earnings per share	$1.77	$1.24	$1.09

Repurchase of Common Stock

In September 1999, our Board of Directors authorized the purchase of up to $200 of our common stock. This program was completed with a total of 5.7 million shares purchased and retired.

In February 2000, our Board of Directors authorized the purchase of up to $400 of our common stock from time to time through open market purchases. This program has no stated expiration date. As of March 2, 2002, 2.9 million shares had been purchased and retired at a cost of $100. No shares were repurchased in fiscal 2002 or 2001.

5. Operating Lease Commitments

We currently lease portions of our corporate facilities and conduct essentially all of our retail and the majority of our distribution operations from leased locations. The terms of the lease agreements generally range from three to 20years. The leases require payment of real estate taxes, insurance and common area maintenance in addition to rent. Most of the leases contain renewal options and escalation clauses, and certain stores require contingent rents based on specified percentages of sales. In addition, certain store leases provide us an early cancellation option if sales for a designated period do not reach a specified level as defined in the lease. Other leases contain covenants related to maintenance of financial ratios. Also, we lease certain equipment under operating leases. Transaction costs associated with the sale and lease back of properties and any gain or loss are recognized over the terms of the lease agreements. Proceeds from the sale and lease back of properties are included in the net change in recoverable costs from developed properties.

$ in millions, except per share amounts

The composition of total rental expenses for all operating leases during the past three fiscal years, including leases of buildings and equipment, was as follows:

	2002	2001	2000
Minimum rentals	$518	$299	$227
Percentage rentals	2	1	1
	$520	$300	$228

Future minimum lease obligations by year (not including percentage rentals) for all operating leases at March  2, 2002, were as follows:

Fiscal Year
2003	$472
2004	459
2005	417
2006	376
2007	361
Thereafter	2,698

6. Benefit Plans

We sponsor retirement savings plans for employees meeting certain age and service requirements. The plans provide for Company-matching contributions, which are subject to annual approval by our Board of Directors. The total matching contributions were $11, $7 and $5 in fiscal 2002, 2001 and 2000, respectively.

We have a deferred compensation plan for certain management employees and directors. The liability for compensation deferred under this plan was $33 and $28 at March 2, 2002, and March 3, 2001, respectively, and is included in long-term liabilities. We have elected to match our liability under the plan through the purchase of life insurance. The cash value of the insurance, which includes funding for future deferrals, was $36 and $34 in fiscal 2002 and 2001, respectively, and is included in other assets. Both the asset and the liability are carried at fair value.

$ in millions, except per share amounts

7. Income Taxes

The following is a reconciliation of income tax expense to the federal statutory tax rate:

	2002	2001	2000
Federal income tax at the statutory rate	$328	$224	$197
State income taxes, net of federal benefit	35	27	23
Tax-exempt interest income	(4)	(9)	(6)
Goodwill amortization	6	—	—
Other	1	3	2
Income tax expense	$366	$245	$216
Effective tax rate	39.1%	38.3%	38.3%

Income tax expense consists of the following:

	2002	2001	2000
Current:
Federal	$303	$179	$165
State	39	23	21
Foreign	1	—	—
	343	202	186
Deferred:
Federal	15	38	26
State	2	5	4
Foreign	6	—	—
	23	43	30
Income tax expense	$366	$245	$216

$ in millions, except per share amounts

Deferred taxes are the result of differences between the basis of assets and liabilities for financial reporting and income tax purposes. Significant deferred tax assets and liabilities consist of the following:

	March 2,	March 3,
	2002	2001
Accrued expenses	$78	$46
Deferred revenues	12	13
Compensation and benefits	47	31
Inventory	4	8
Other	34	20
Total deferred tax assets	175	118
Property and equipment	145	93
Convertible debt	5	—
Other	15	5
Total deferred tax liabilities	165	98
Net deferred tax assets	$10	$20

8.  Segments

We have identified three reportable segments: Best Buy, Musicland and International. The Best Buy segment aggregates all of our operations exclusive of Musicland and International. The Best Buy segment is primarily a specialty retailer of consumer electronics, home office equipment, entertainment software and appliances. The Musicland segment is primarily a mall-based retailer of prerecorded music, movies and other entertainment-related products. Musicland was acquired in the fourth quarter of  fiscal 2001. The International segment was established in connection with the acquisition of Future Shop, a specialty retailer of consumer electronics, home office equipment, entertainment software and appliances with operations in Canada. Future Shop was acquired at the beginning of November in fiscal 2002. Musicland and International financial data is included from their respective dates of acquisition.

$ in millions, except per share amounts

The following tables present our revenues and operating income (loss) by reportable segment for each of the past three fiscal years:

	2002	2001	2000
Revenues
Best Buy	$17,115	$15,189	$12,494
Musicland	1,886	138	—
International	596	—	—
Total revenues	$19,597	$15,327	$12,494
Operating Income (Loss)
Best Buy	$886	$611	$539
Musicland	29	(7)	—
International	22	—	—
Total operating income (loss)	937	604	539

Net interest (expense) income	(1)	37	24
Earnings before income tax expense	$936	$641	$563

$ in millions, except per share amounts

Supplemental Segment Information:

	2002	2001	2000
Assets
Best Buy	$5,672	$3,812	$2,995
Musicland	993	1,028	—
International	710	—	—
Total assets	$7,375	$4,840	$2,995
Capital Expenditures
Best Buy	$562	$657	$361
Musicland	47	1	—
International	18	—	—
Total capital expenditures	$627	$658	$361
Depreciation and Amortization
Best Buy	$238	$164	$104
Musicland	63	5	—
International	8	—	—
Total depreciation and amortization	$309	$169	$104

9. Commitments and Contingencies

At the end of fiscal 2002, we had commitments for the purchase and construction of facilities valued at approximately $125.

We are involved in various legal proceedings arising during the normal course of conducting business.  Management believes that the resolution of these proceedings, either individually or in the aggregate, will not have a significant adverse impact on our consolidated financial statements.

Independent Auditor’s Report

Shareholders and Board of Directors

Best Buy Co., Inc.

We have audited the accompanying consolidated balance sheets of Best Buy Co., Inc. and subsidiaries as of March 2, 2002, and March 3, 2001, and the related consolidated statements of earnings, changes in shareholders’ equity, and cash flows for each of the three years in the period ended March 2, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Best Buy Co., Inc. and subsidiaries at March 2, 2002, and March 3, 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 2, 2002, in conformity with accounting principles generally accepted in the United States.

Minneapolis, Minnesota

April 2, 2002

Company Store Counts

BBY = Best Buy	ML = Musicland	MH = Magnolia Hi-Fi	FS = Future Shop

	BBY	ML	MH	FS	Total		BBY	ML	MH	FS	Total

Alabama	4	18	—	—	22	New York	17	55	—	—	72
Alaska	—	10	—	—	10	North Carolina	13	31	—	—	44
Arizona	10	18	—	—	28	North Dakota	2	9	—	—	11
Arkansas	4	13	—	—	17	Ohio	23	59	—	—	82
California	55	139	2	—	196	Oklahoma	3	9	—	—	12
Colorado	9	33	—	—	42	Oregon	4	20	3	—	27
Connecticut	3	11	—	—	14	Pennsylvania	18	53	—	—	71
District of Columbia	—	2	—	—	2	Puerto Rico	—	8	—	—	8
Delaware	2	1	—	—	3	Rhode Island	1	1	—	—	2
Florida	29	44	—	—	73	South Carolina	5	18	—	—	23
Georgia	15	35	—	—	50	South Dakota	1	11	—	—	12
Hawaii	—	6	—	—	6	Tennessee	7	29	—	—	36
Idaho	—	11	—	—	11	Texas	48	78	—	—	126
Illinois	34	65	—	—	99	Utah	—	17	—	—	17
Indiana	12	44	—	—	56	Vermont	1	—	—	—	1
Iowa	6	30	—	—	36	Virgin Islands	—	2	—	—	2
Kansas	5	16	—	—	21	Virginia	16	28	—	—	44
Kentucky	5	21	—	—	26	Washington	9	38	8	—	55
Louisiana	5	24	—	—	29	West Virginia	—	8	—	—	8
Maine	2	3	—	—	5	Wisconsin	12	36	—	—	48
Maryland	12	29	—	—	41	Wyoming	—	1	—	—	1
Massachusetts	10	20	—	—	30
Michigan	22	51	—	—	73	British Columbia	—	—	—	19	19
Minnesota	16	36	—	—	52	Alberta	—	—	—	13	13
Mississippi	1	10	—	—	11	Saskatchewan	—	—	—	3	3
Missouri	12	26	—	—	38	Manitoba	—	—	—	4	4
Montana	2	8	—	—	10	Ontario	—	—	—	34	34
Nebraska	3	10	—	—	13	Quebec	—	—	—	16	16
Nevada	4	8	—	—	12	New Brunswick	—	—	—	2	2
New Hampshire	5	5	—	—	10	Nova Scotia	—	—	—	2	2
New Jersey	11	53	—	—	64	Newfoundland	—	—	—	1	1
New Mexico	3	10	—	—	13	Prince Edward Is.	—	—	—	1	1
						Store totals	481	1,321	13	95	1,910