Form 10-K, Exhibit 13
period 2003-03-01
BEST BUY CO INC
filed 2003-05-30
CIK 764478

EXHIBIT 13.1

11-Year Financial Highlights

$ in millions, except per share amounts

Fiscal Year(1)	2003(2)	2002(3)	2001(3)	2000	1999	1998

Statement of Earnings Data
Revenue	$20,946	$17,711	$15,189	$12,494	$10,065	$8,338
Gross profit	5,236	3,770	3,012	2,393	1,815	1,312
Selling, general and administrative expenses	4,226	2,862	2,401	1,854	1,464	1,146
Operating income	1,010	908	611	539	351	166
Earnings (loss) from continuing operations	622	570	401	347	216	82
Loss from discontinued operations, net of tax	(441)	—	(5)	—	—	—
Cumulative effect of change in accounting principles, net of tax(2)	(82)	—	—	—	—	—
Net earnings (loss)	99	570	396	347	216	82

Per Share Data(4)
Continuing operations	$1.91	$1.77	$1.26	$1.09	$0.69	$0.30
Discontinued operations	(1.36)	—	(0.02)	—	—	—
Cumulative effect of accounting changes	(0.25)	—	—	—	—	—
Net earnings (loss)	0.30	1.77	1.24	1.09	0.69	0.30
Common stock price:
High	53.75	51.47	59.25	53.67	32.67	10.20
Low	16.99	22.42	14.00	27.00	9.83	1.44

Operating Statistics
Comparable store sales change(5)	2.4%	1.9%	4.9%	11.1%	13.5%	2.0%
Gross profit rate	25.0%	21.3%	19.8%	19.2%	18.0%	15.7%
Selling, general and administrative expense rate	20.2%	16.2%	15.8%	14.8%	14.5%	13.7%
Operating income rate	4.8%	5.1%	4.0%	4.3%	3.5%	2.0%

Year-End Data
Working capital(6)	$1,074	$895	$214	$453	$662	$666
Total assets(6)	7,663	7,367	4,840	2,995	2,532	2,070
Long-term debt, including current portion(6)	834	820	296	31	61	225
Convertible preferred securities	—	—	—	—	—	230
Shareholders’ equity	2,730	2,521	1,822	1,096	1,034	536
Number of stores
U.S. Best Buy stores	548	481	419	357	311	284
Magnolia Hi-Fi stores	19	13	13	—	—	—
Musicland stores	1,195	1,321	1,309	—	—	—
International stores	112	95	—	—	—	—
Total retail square footage (000s)
U.S. Best Buy stores	24,243	21,599	19,010	16,205	14,017	12,694
Magnolia Hi-Fi stores	189	133	133	—	—	—
Musicland stores	8,305	8,806	8,772	—	—	—
International stores	2,375	1,923	—	—	—	—

$ in millions, except per share amounts

Fiscal Year(1)	1997	1996	1995	1994(2)	1993

Statement of Earnings Data
Revenue	$7,758	$7,215	$5,080	$3,007	$1,620
Gross profit	1,046	934	690	457	284
Selling, general and administrative expenses	1,006	814	568	380	248
Operating income	40	120	122	77	36
Earnings (loss) from continuing operations	(6)	46	58	42	20
Loss from discontinued operations, net of tax	—	—	—	—	—
Cumulative effect of change in accounting principles, net of tax(2)	—	—	—	(1)	—
Net earnings (loss)	(6)	46	58	41	20

Per Share Data(4)
Continuing operations	$(0.02)	$0.18	$0.21	$0.17	$0.10
Discontinued operations	—	—	—	—	—
Cumulative effect of accounting changes	—	—	—	—	—
Net earnings (loss)	(0.02)	0.18	0.21	0.17	0.10
Common stock price:
High	4.37	4.94	7.54	5.24	2.61
Low	1.31	2.13	3.69	1.81	0.78

Operating Statistics
Comparable store sales change(5)	(4.7% )	5.5%	19.9%	26.9%	19.4%
Gross profit rate	13.5%	12.9%	13.6%	15.2%	17.5%
Selling, general and administrative expense rate	13.0%	11.3%	11.2%	12.6%	15.3%
Operating income rate	0.5%	1.7%	2.4%	2.6%	2.2%

Year-End Data
Working capital(6)	$563	$585	$609	$363	$119
Total assets(6)	1,740	1,892	1,507	952	439
Long-term debt, including current portion(6)	238	230	241	220	54
Convertible preferred securities	230	230	230	—	—
Shareholders’ equity	429	430	376	311	182
Number of stores
U.S. Best Buy stores	272	251	204	151	111
Magnolia Hi-Fi stores	—	—	—	—	—
Musicland stores	—	—	—	—	—
International stores	—	—	—	—	—
Total retail square footage (000s)
U.S. Best Buy stores	12,026	10,771	8,041	5,072	3,250
Magnolia Hi-Fi stores	—	—	—	—	—
Musicland stores	—	—	—	—	—
International stores	—	—	—	—	—

Please read this table in conjunction with Management’s Discussion and Analysis of Results of Operations and Financial Condition, beginning on page 20, and the Consolidated Financial Statements and Notes, beginning on page 42. Certain prior-year amounts have been reclassified to conform to the current-year presentation. Fiscal 2003, 2002 and 2001 results reflect the classification of Musicland’s financial results as discontinued operations.

(1)                                  Both fiscal 2001 and 1996 included 53 weeks. All other periods presented included 52 weeks.

(2)                                  Effective on March 3, 2002, we adopted Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets. During the second quarter of fiscal 2003, we completed the required goodwill impairment testing and recognized an after-tax, non-cash impairment charge of $40 that is reflected in our fiscal 2003 financial results as a cumulative effect of a change in accounting principle. Also effective on March 3, 2002, we changed our method of accounting for vendor allowances in accordance with Emerging Issues Task Force (EITF) Issue No. 02-16, Accounting by a Reseller for Cash Consideration Received from a Vendor. The change resulted in an after-tax, non-cash charge of $42 that also is reflected in our fiscal 2003 financial results as a cumulative effect of a change in accounting principle. Refer to note 1 on page 51 in the Notes to Consolidated Financial Statements. Prior fiscal years have not been restated to reflect the pro forma effects of these changes. During fiscal 1994, we adopted SFAS No. 109, Accounting for Income Taxes, resulting in a cumulative effect adjustment of $1.

(3)                                  During the third quarter of fiscal 2002, we acquired the common stock of Future Shop Ltd. During the fourth quarter of fiscal 2001, we acquired the common stock of Musicland Stores Corporation (Musicland) and Magnolia Hi-Fi, Inc. (Magnolia Hi-Fi). The results of operations of these businesses are included from their dates of acquisition. As noted previously, Musicland’s financial results are included in discontinued operations.

(4)                                  Earnings per share is presented on a diluted basis and reflects a three-for-two stock split in May 2002; two-for-one stock splits in March 1999, May 1998 and April 1994; and a three-for-two stock split in September 1993.

(5)                                  Includes revenue at stores and Internet sites operating for at least 14 full months, as well as remodeled and expanded locations. Relocated stores are excluded from the comparable store sales calculation until at least 14 full months after reopening. Acquired stores are included in the comparable store sales calculation beginning with the first full quarter following the first anniversary of the date of acquisition. The calculation of the comparable store sales change excludes Musicland revenue, which is included in discontinued operations.

(6)                                  Includes both continuing and discontinued operations.

Management’s Discussion and Analysis of Results of Operations and Financial Condition

Overview

Best Buy Co., Inc. is a specialty retailer with fiscal 2003 revenue from continuing operations of $20.9 billion. We operate two reportable segments: Domestic and International. The Domestic segment includes U.S. Best Buy and Magnolia Hi-Fi, Inc. (Magnolia Hi-Fi) stores. U.S. Best Buy stores offer a wide variety of consumer electronics, home-office equipment, entertainment software and appliances, operating 548 stores in 48 states at the end of fiscal 2003. Magnolia Hi-Fi is a high-end retailer of audio and video products with 19 stores in Washington, Oregon and California. Magnolia Hi-Fi was acquired in the fourth quarter of fiscal 2001.

The International segment was established in connection with our acquisition of Future Shop Ltd. (Future Shop) in November of fiscal 2002. At the end of fiscal 2003, the International segment consisted of 104 Future Shop stores operating in all Canadian provinces and eight Canadian Best Buy stores operating in Ontario. Future Shop and Canadian Best Buy stores offer products similar to that of U.S. Best Buy stores.

During the fourth quarter of fiscal 2001, we acquired Musicland Stores Corporation (Musicland). Musicland is primarily a mall-based national retailer of prerecorded music, movies and other entertainment-related products. Musicland operated 1,195 stores in 48 states, the U.S. Virgin Islands and Puerto Rico at the end of fiscal 2003. During the fourth quarter of fiscal 2003, we committed to a plan to sell our interest in Musicland. In accordance with Statement of Financial Accounting Standards (SFAS) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, Musicland’s financial results have been classified as discontinued operations in our consolidated financial statements for all periods presented. For additional information regarding our discontinued operations, refer to note 2 of the Notes to Consolidated Financial Statements on page 52.

All three acquisitions described above were accounted for using the purchase method. Under this method, net assets and results of operations of those businesses were included in our consolidated financial statements from their respective dates of acquisition.

Fiscal 2003 and 2002 each included 52 weeks, while fiscal 2001 included 53 weeks.

Unless otherwise noted, the following discussion relates only to results from continuing operations, and comparisons are with fiscal 2002 results as-adjusted. As-adjusted information presents the results of operations as though Future Shop had been acquired at the beginning of fiscal 2002. In addition, the as-adjusted results conform the accounting for vendor allowances to the new method adopted in fiscal 2003. All periods presented also reflect the classification of Musicland’s financial results as discontinued operations.

Strategic Vision

Our vision is to make life fun and easy. Our business strategy is to bring technology and consumers together in a retail environment that focuses on educating consumers on the features and benefits of technology and entertainment, while maximizing overall profitability. We believe our stores offer consumers meaningful advantages in terms of environment, product value, selection and service, all of which advance our objective of gaining market share. The Future Shop and Magnolia Hi-Fi acquisitions provide us with access to new distribution channels and new customers.

During fiscal 2003, we formalized four strategic priorities that we believe will further enhance our business model over the next several years. The four strategic priorities are:

•                     Customer Centricity

•                     Efficient Enterprise

•                     Win the Home with Service

•                     Win Entertainment

Customer Centricity

Our customers are at the core of all of our business strategies. In short, customer centricity means putting the customer at the center of everything we do. The customer centricity strategy includes tailoring our store experience to the specific product needs of our customers. We want to leverage our customer knowledge and tailor product and service offerings to meet our customers’ specific product and service needs. Our goal is to provide the “complete solution” to our customers and to provide them with products that can be integrated with their lifestyle.

Efficient Enterprise

Our business has grown substantially over the past five years, with revenue from continuing operations increasing from $8.3 billion to $20.9 billion. We have made significant investments in our infrastructure, including people and technology, to support business growth. As we move forward, we are developing an operating model that is agile and flexible and is anticipated to deliver sustained productivity gains. This model includes leveraging our existing investments and continually managing our expense structure to ensure it meets the current and future needs of our business.

Win the Home with Service

This strategy focuses on creating a market-leadership position in delivering lifestyle-based solutions for our customers, including selection, installation and integration of multiple technologies. Our customers’ consumer electronics needs are becoming more complex with the continued development of new products and the need to access multiple networked technologies within the home. We are committed to selling, installing and supporting technologies that create an integrated digital home. We believe this approach will differentiate us from many of our competitors who sell technology products but do not provide installation and support services. Our goal is to create a life-long relationship with our customers that focuses on product selection, home integration, service and future technology upgrades.

Win Entertainment

Another strategic priority is to gain market share in the rapidly changing entertainment category. This category includes music, movies, video game hardware and software, subscriptions and other related products. The development and delivery of entertainment products have undergone significant changes in recent years. New video game platforms have generated strong revenue. Conversely, industry-wide prerecorded music sales have experienced double-digit declines in each of the past two years as consumers continue to download music directly from the Internet. The Win Entertainment strategy includes supporting the development and delivery of new entertainment-related products through multiple distribution channels and increasing our market share. We want to be the consumers’ preferred choice when purchasing entertainment products.

Planned Sale of Musicland Business

We have committed to a plan to sell our interest in Musicland. We determined that the interests of our shareholders, employees, vendors and landlords would be best served by a sale of the business. Accordingly, we have retained a national investment banking firm to identify potential buyers and to market actively our interest in Musicland. We also have retained additional professionals to assist in other areas of the plan. The sale of our interest in Musicland will allow us to focus on our consumer electronics stores, which are the core growth and profit drivers for our business.

The original strategy behind the Musicland acquisition was to bring Best Buy’s core competencies in retailing consumer electronics to new consumer segments, including segments typically underserved by our Best Buy stores. Musicland’s mall-based stores and rural market locations gave us access to more young people and more rural communities. In addition, we believed integrating certain administrative and support functions within our existing infrastructure could increase the overall profitability of the Musicland business. However, for a number of reasons, the Musicland business did not meet our financial objectives. First, Musicland was not as successful as we hoped in selling digital products, even at Best Buy prices, because many consumers assumed that products sold in a mall-based environment were not price-competitive. Second, we did not anticipate such steep and protracted declines in sales of prerecorded music or significant declines in mall traffic. Third, Musicland reduced the assortment of CDs at its stores, a move that had increased inventory turns and profits at our Best Buy stores, but the reduced music assortment led to the loss of some core customers. Fourth, Musicland was successful in introducing DVD movies and video gaming at Sam Goody stores; however, these products carry a lower gross profit rate than CDs and did not provide incremental profits sufficient to make the Musicland business viable.

Significant Accounting Matters

During fiscal 2003, certain accounting matters significantly impacted our reported financial results and related presentation.

In fiscal 2003, we recorded the significant non-cash charges summarized in the table below ($ in millions):

Significant Fiscal 2003 Non-Cash Charges, Net of Tax	Continuing Operations	Discontinued Operations	Total
Cumulative effect of change in accounting principle for goodwill	$40	$308	$348
Long-lived asset impairment charge	—	102	102
Cumulative effect of change in accounting principle for vendor allowances	42	8	50

Significant fiscal 2003 non-cash charges, net of tax	$82	$418	$500

The $348 million goodwill impairment charge relates to our adoption of SFAS No. 142, Goodwill and Other Intangible Assets, at the beginning of fiscal 2003. In accordance with SFAS No. 142, we completed the required goodwill impairment testing in the second quarter of fiscal 2003. As a result of the testing, we determined that the asset carrying value of our Musicland and Magnolia Hi-Fi businesses exceeded their current fair values. The resulting after-tax, non-cash impairment charge was $348 million ($1.07 per diluted share), of which $308 million was associated with Musicland and $40 million was associated with Magnolia Hi-Fi. The charge represented a complete write-off of the goodwill associated with these businesses. For additional information regarding the change in accounting for goodwill, refer to Change in Accounting Principles—Goodwill and Vendor Allowances in note 1 in the Notes to Consolidated Financial Statements on page 51.

During the fourth quarter of fiscal 2003, we incurred a $102 million after-tax, non-cash impairment charge ($166 million before tax), related to a reassessment of the carrying value of Musicland’s long-lived assets, in accordance with SFAS No. 144. We included this non-cash charge in discontinued operations.

During fiscal 2003, we changed our method of accounting for vendor allowances in accordance with Emerging Issues Task Force (EITF) Issue No. 02-16, Accounting by a Reseller for Cash Consideration Received from a Vendor. The adoption of EITF No. 02-16 was accounted for as a cumulative effect of a change in accounting principle effective on March 3, 2002, the beginning of fiscal 2003. The cumulative effect of the change in accounting for vendor allowances resulted in an after-tax, non-cash, charge to net earnings of $50 million, of which $8 million was associated with Musicland and included in discontinued operations.

The change in accounting for vendor allowances also impacted the timing of vendor allowances recognized during interim periods of fiscal 2003 and the classification of vendor allowances in our statement of earnings. Based on EITF No. 02-16, vendor allowances generally are recognized in earnings when the product is sold or the service is performed. Prior to the adoption of EITF No. 02-16, we generally recognized vendor allowances based on the provisions of the specific vendor agreement. The change in accounting method reduced fiscal 2003 earnings from continuing operations by $1 million, due to the timing of recognizing vendor allowances. Also, as a result of recognizing the majority of vendor allowances in cost of goods sold rather than in selling, general and administrative expenses (SG&A), our fiscal 2003 gross profit rate increased by 3.4% of revenue and our fiscal 2003 SG&A rate increased by 3.4% of revenue. For additional information regarding the change in accounting for vendor allowances, refer to “Change in Accounting Principles—Goodwill and Vendor Allowances” in note 1 of the Notes to Consolidated Financial Statements on page 51.

For information regarding the impact of EITF No. 02-16 on our fiscal 2003 annual and quarterly results and fiscal 2002 annual and fourth quarter results, refer to our Current Reports on Form 8-K filed with the Securities and Exchange Commission on April 3, 2003, and April 7, 2003.

Results of Operations Fiscal 2003 Summary

•                     Earnings from continuing operations increased 10% in fiscal 2003 to $622 million, compared with $564 million in the prior fiscal year. The increase was driven by a 13% increase in revenue and a modest improvement in our gross profit rate, partially offset by a higher SG&A rate.

•                     Revenue increased 13% in fiscal 2003 to $20.9 billion, compared with $18.5 billion in the prior fiscal year. The increase was primarily due to the opening of 67 new U.S. Best Buy stores and 17 new stores in our International segment, as well as a 2.4% comparable store sales increase.

•                     Our gross profit rate increased slightly in fiscal 2003 to 25.0% of revenue, compared with 24.9% of revenue in the prior fiscal year, primarily due to a higher-margin revenue mix, partially offset by a more promotional environment.

•                     The SG&A rate increased to 20.2% of revenue in fiscal 2003, compared with 20.0% of revenue in the prior fiscal year. The increase was primarily due to increased expenses in our International segment related to the launch of Canadian Best Buy stores and to improving the future efficiency and profitability of our International segment. The SG&A rate in the Domestic segment was relatively flat as compared with the prior fiscal year.

•                     Our fiscal 2003 results also were impacted by significant non-cash charges discussed in the Significant Accounting Matters section on page 22. Significant non-cash charges totaled $500 million after-tax, including $418 million related to discontinued operations.

•                     In fiscal 2003, the loss from discontinued operations totaled $441 million, net of tax, and included significant non-cash charges of $418 million, net of tax. Discontinued operations also included a $72 million operating loss, before asset impairment charge, primarily attributable to revenue declines at Musicland’s mall-based stores.

Consolidated Results

The following table presents selected consolidated financial data for each of the past three fiscal years ($ in millions, except per share amounts):

	2003	As-Adjusted 2002(1)	2002	2001
Revenue	$20,946	$18,506	$17,711	$15,189
Revenue % change	13%	N/A	17%	22%
Comparable stores sales % change(2)	2.4%	N/A	1.9%	4.9%
Gross profit as a % of revenue	25.0%	24.9%	21.3%	19.8%
SG&A as a % of revenue	20.2%	20.0%	16.2%	15.8%
Operating income	$1,010	$903	$908	$611
Operating income as a % of revenue	4.8%	4.9%	5.1%	4.0%
Earnings from continuing operations	$622	$564	$570	$401
Loss from discontinued operations, net of tax	(441)	—	—	(5)
Cumulative effect of change in accounting principles, net of tax	(82)	—	—	—
Net earnings	99	564	570	396
Diluted earnings per share—continuing operations	$1.91	$1.75	$1.77	$1.26
Diluted earnings per share	$0.30	$1.75	$1.77	$1.24

Note: All periods presented reflect the classification of Musicland’s financial results as discontinued operations.

(1)                                  As-adjusted information conforms the accounting for vendor allowances to the fiscal 2003 method and is reflected as if Future Shop had been acquired at the beginning of fiscal 2002. As-adjusted data is unaudited.

(2)                                  Includes revenue at stores and Internet sites operating for at least 14 full months, as well as remodeled and expanded locations. Relocated stores are excluded from the comparable store sales calculation until at least 14 full months after reopening. Acquired stores are included in the comparable store sales calculation beginning with the first full quarter following the first anniversary of the date of acquisition. The calculation of the comparable store sales change excludes Musicland revenue, which is included in discontinued operations.

Continuing Operations

Fiscal 2003 Results Compared with Fiscal 2002

Net earnings from continuing operations for fiscal 2003 increased 10% to $622 million, compared with $564 million in fiscal 2002 on an as-adjusted basis and $401 million in fiscal 2001. Earnings per diluted share from continuing operations increased to $1.91 in fiscal 2003, compared with $1.75 as adjusted in fiscal 2002 and $1.26 in fiscal 2001.

The increase in earnings from continuing operations was primarily driven by a 13% revenue increase and a slight improvement in the gross profit rate, partially offset by a higher SG&A rate. The revenue increase resulted from the opening of 67 U.S. Best Buy, eight Canadian Best Buy and nine Future Shop stores in the past 12 months, a full year of revenue from new stores opened in fiscal 2002, as well as a 2.4% comparable store sales gain. Approximately four-fifths of the increase in revenue was due to the opening of new stores in the past two fiscal years. The remainder of the increase was due to the comparable store sales gain.

Our gross profit rate in fiscal 2003 increased slightly to 25.0% of revenue, versus 24.9% of revenue in the prior fiscal year. The improvement in the gross profit rate was primarily due to a more profitable revenue mix at U.S. Best Buy stores, including increased revenue from higher-margin digital products. A more promotional environment limited improvement in the gross profit rate.

Our SG&A rate was 20.2% of revenue in fiscal 2003, an increase of 0.2% of revenue over the prior fiscal year’s rate. The increase in the SG&A rate was primarily due to increased expenses in our International segment to support strategic initiatives, including the launch of Best Buy stores in Canada and investments intended to improve the future efficiency and profitability of our International segment. The SG&A rate also increased due to the deleveraging effect of a modest comparable store sales increase, as operating expenses increased at a faster rate than comparable store sales. In addition, the SG&A rate was negatively impacted by higher consulting expenses, increased depreciation expenses related to technology investments, and lease termination and asset impairment charges associated with vacating existing corporate facilities in connection with the relocation to our new corporate campus in fiscal 2004. Increases in the SG&A rate were partially offset by expense-saving initiatives implemented in the second half of fiscal 2003, reduced performance-based compensation and expense leverage from opening new stores in existing markets.

Fiscal 2002 Results Compared with Fiscal 2001

The discussion and analysis of fiscal 2002 results compared with fiscal 2001 reflects the classification of Musicland’s results as discontinued operations, but does not reflect the new accounting method for vendor allowances adopted in fiscal 2003.

Fiscal 2002 revenue increased 17% to $17.7 billion, compared with $15.2 billion in fiscal 2001. Approximately two-thirds of the revenue increase, compared with the prior fiscal year, was due to the addition of 62 U.S. Best Buy stores during fiscal 2002 and a full year of revenue from stores opened in fiscal 2001.

Approximately one-tenth of the revenue increase was attributable to a 1.9% comparable store sales increase at U.S. Best Buy stores. The remainder of the revenue increase was principally due to the inclusion of revenue from the International segment due to the acquisition of Future Shop in the third quarter of fiscal 2002. The 1.9% comparable store sales increase in fiscal 2002 was offset by the inclusion of an extra week of operations in fiscal 2001, which increased fiscal 2001 revenue by approximately $280 million.

The gross profit rate in fiscal 2002 increased to 21.3% of revenue, compared with 19.8% of revenue in fiscal 2001. Approximately half of the increase was due to a more profitable sales mix; the remainder of the increase was due to reduced markdowns resulting from improved supply chain management and more effective promotional strategies, as well as lower costs associated with consumer financing offers.

The fiscal 2002 SG&A rate increased to 16.2% of revenue compared with 15.8% of revenue in fiscal 2001. This increase was primarily due to operating expenses increasing at a faster rate than comparable store sales, as well as increased performance-based compensation, higher depreciation expenses related to capital investments and increased charitable giving. The increase was partially offset by reduced outside consulting costs, improved productivity and the absence of certain non-recurring expenses incurred in fiscal 2001 for the relaunch of BestBuy.com™, our entry into the New York market and the write-off of certain e-commerce investments.

Segment Performance

Domestic

The following table presents selected financial data for the Domestic segment for each of the past three fiscal years ($ in millions):

Segment Performance Summary (unaudited)	2003	As-Adjusted 2002(1)	2002	2001(2)
Revenue	$19,303	$17,115	$17,115	$15,189
Comparable stores sales % change(3)	2.4%	1.9%	1.9%	4.9%
Gross profit as a % of revenue	25.0%	24.9%	21.2%	19.8%
SG&A as a % of revenue	19.8%	19.8%	16.0%	15.8%
Operating income	$1,002	$876	$886	$611
Operating income as a % of revenue	5.2%	5.1%	5.2%	4.0%

Note: All periods presented reflect the classification of Musicland’s financial results as discontinued operations.

(1)                                  As-adjusted information conforms the accounting for vendor allowances to the fiscal 2003 method.

(2)                                  Includes results of operations of Magnolia Hi-Fi since its acquisition in the fourth quarter of fiscal 2001.

(3)                                  Includes revenue at stores and Internet sites operating for at least 14 full months, as well as remodeled and expanded locations. Relocated stores are excluded from the comparable store sales calculation until at least 14 full months after reopening. Acquired stores are included in the comparable store sales calculation beginning with the first full quarter following the first anniversary of the date of acquisition. The calculation of the comparable store sales change excludes Musicland revenue, which is included in discontinued operations.

Domestic operating income increased 14% to $1.0 billion in fiscal 2003, compared with $876 million in fiscal 2002 on an as-adjusted basis. The increase in operating income was primarily due to the addition of 67 new U.S. Best Buy stores in the past 12 months, a full year of revenue from new stores opened in fiscal 2002 and a slight improvement in the gross profit rate.

Domestic revenue increased to $19.3 billion in fiscal 2003, a 13% increase over fiscal 2002 revenue of $17.1 billion. Approximately four-fifths of the revenue increase was due to new U.S. Best Buy stores opened in the past two fiscal years. The remainder of the revenue increase was attributable to the 2.4% comparable store sales gain for the fiscal year. The comparable store sales gain was primarily the result of revenue gains in the entertainment software and consumer electronics product categories, partially offset by revenue declines in the home office and appliances categories. Comparable store sales gains in the entertainment software category were driven by double-digit comparable store sales increases in video gaming hardware and software and DVD movies. The growth in the entertainment software category was partially offset by weak sales of prerecorded music resulting from the continuing trend of downloading music via Internet sites and increasing consumer awareness of CD recording technology. The consumer electronics category experienced a mid-single-digit comparable store sales increase, fueled by increased digital product revenue. Digital product revenue comprised 22% of the revenue mix in fiscal 2003, compared with 17% the prior fiscal year. Within the consumer electronics category, digital televisions and digital cameras were the primary products driving the comparable store sales gain. Declines in revenue from analog televisions and VCR players, products being replaced by new technology, partially offset gains generated in other consumer electronics product groups. Comparable store sales in the home office category declined slightly, primarily due to continued weakness in sales of desktop computers and reduced prices for computer peripherals. The decline was partially offset by increased revenue from notebook computers and MP3 players. Appliance revenue experienced a high-single-digit comparable store sales decline due to reduced consumer demand and increased competition.

The Domestic gross profit rate increased to 25.0% of revenue in fiscal 2003, compared with 24.9% of revenue the prior fiscal year. The gross profit rate improvement was mainly due to a more profitable revenue mix at U.S. Best Buy stores. Revenue in the higher-margin consumer electronics category experienced larger increases than revenue in the home office category, which generally includes lower-margin products. In addition, the gross profit rate benefited modestly from improved supply chain management. The gross profit rate was negatively impacted by gross profit rate declines in the home office product category, partially due to promotional pressure on desktop computers, the largest product group in the category.

The fiscal 2003 SG&A rate for the Domestic segment was 19.8% of revenue, consistent with the prior fiscal year. The SG&A rate was negatively impacted by the deleveraging effect of a modest comparable store sales increase; increased depreciation expense related to technology investments; and investments in personnel and outside consultants to support strategic initiatives and business growth. In addition, the SG&A rate was impacted by lease termination and asset impairment charges associated with vacating existing corporate facilities in connection with the relocation to our new corporate campus in fiscal 2004. These factors were offset by expense reductions initiated in the second half of fiscal 2003 and additional expense leverage resulting from opening new stores in existing markets.

The following table reconciles Domestic stores open at the beginning and end of fiscal 2003:

	Total Stores at End of Fiscal 2002	Stores Opened	Stores Closed	Total Stores at End of Fiscal 2003
U.S. Best Buy stores	481	67	—	548
Magnolia Hi-Fi stores	13	6	—	19

Total	494	73	—	567

The following table reconciles Domestic stores open at the beginning and end of fiscal 2002:

	Total Stores at End of Fiscal 2001	Stores Opened	Stores Closed	Total Stores at End of Fiscal 2002
U.S. Best Buy stores	419	62	—	481
Magnolia Hi-Fi stores	13	—	—	13

Total	432	62	—	494

During fiscal 2003, we opened 67 new U.S. Best Buy stores, including 33 stores in our 45,000-square-foot format and 34 stores in our smaller-market formats. At the end of fiscal 2003, we operated 548 U.S. Best Buy stores compared with 481 stores at the end of fiscal 2002. In addition, we remodeled three U.S. Best Buy stores and expanded one U.S. Best Buy store during fiscal 2003, compared with three remodeled stores and two expanded stores in fiscal 2002. Magnolia Hi-Fi opened six new stores during fiscal 2003 and operated 19 stores at the end of the fiscal year. Magnolia Hi-Fi did not remodel or expand any stores during fiscal 2003 or 2002.

International

The following table presents selected financial data for the International segment for each of the past two fiscal years ($ in millions):

Segment Performance Summary (unaudited)	2003	As-Adjusted 2002(1)	2002(2)
Revenue	$1,643	$1,391	$596
Comparable stores sales % gain(3)	4.3%	N/A	17.4%
Gross profit as a % of revenue	25.0%	25.0%	23.4%
SG&A as a % of revenue	24.5%	23.1%	19.7%
Operating income	$8	$27	$22
Operating income as a % of revenue	0.5%	1.9%	3.7%

(1)                                  As-adjusted information presents the results of operations as though Future Shop had been acquired at the beginning of fiscal 2002 and conforms the accounting for vendor allowances to the fiscal 2003 method.

(2)                                  Reflects results of operations of Future Shop subsequent to its acquisition in November of fiscal 2002.

(3)                                  Includes revenue at stores and Internet sites operating for at least 14 full months, as well as remodeled and expanded locations. Relocated stores are excluded from the comparable store sales calculation until at least 14 full months after reopening. Acquired stores are included in the comparable store sales calculation beginning with the first full quarter following the first anniversary of the date of acquisition. The calculation of the comparable store sales gain excludes the impact of fluctuations in the foreign currency exchange rates.

The International segment generated operating income of $8 million in fiscal 2003, compared with $27 million on an as-adjusted basis in the prior fiscal year. The decline in operating income was primarily due to higher SG&A, partially offset by increased gross profits resulting from revenue growth.

International revenue increased 18% to $1.6 billion, compared with $1.4 billion last fiscal year. New store openings and a 4.3% comparable store sales gain drove the increase in revenue. Approximately four-fifths of the revenue gain was attributable to the opening of new stores in the past two fiscal years. The remainder of the revenue gain was due to the comparable store sales gain. The comparable store sales gain was driven by increased revenue from entertainment software and consumer electronics products, which includes rapidly expanding revenue from digital products.

The International gross profit rate was 25.0% of revenue in fiscal 2003, unchanged from the prior fiscal year. The gross profit rate benefited from a shift in the revenue mix to higher-margin digital products and accessories. The benefit from the higher-margin revenue mix was offset by rising costs for third-party credit in the latter part of the fiscal year and a more promotional environment.

The SG&A rate for the International segment increased to 24.5% of revenue, compared with 23.1% of revenue in the prior fiscal year. The SG&A rate increase was primarily due to expenses associated with launching Canadian Best Buy stores and strategic investments intended to improve the future efficiency and profitability of International operations. The SG&A rate increase was partially offset by expense leverage due to new store openings and the comparable store sales gain.

The following table reconciles International stores open at the beginning and end of fiscal 2003:

	Total Stores at End of Fiscal 2002	Stores Opened	Stores Closed	Total Stores at End of Fiscal 2003
Future Shop stores	95	9	—	104
Canadian Best Buy stores	—	8	—	8

Total	95	17	—	112

The following table reconciles International stores open at the beginning and end of fiscal 2002:

	Total Stores at End of Fiscal 2001	Stores Acquired Fiscal 2002	Stores Opened	Stores Closed	Total Stores at End of Fiscal 2002
Future Shop stores	—	91	4	—	95
Canadian Best Buy stores	—	—	—	—	—

Total	—	91	4	—	95

During fiscal 2003, we finalized the allocation of the Future Shop purchase price to the assets and liabilities acquired. The primary adjustments to the preliminary purchase price allocation were to assign value to the “Future Shop” trade name as a result of our decision to operate stores in Canada under both the Best Buy and Future Shop trade names and to adjust the extended service contract liability assumed as of the date of acquisition based on additional information. The final purchase price allocation resulted in a $5 million decrease to goodwill from our preliminary allocation. For more information regarding the final purchase price allocation, refer to note 3 of the Notes to Consolidated Financial Statements on page 54.

During the fourth quarter of fiscal 2003, we completed our annual impairment testing of the goodwill recorded in our International segment and determined that no impairment existed based on expectations for the business and the prevailing retail environment.

Discontinued Operations

During the fourth quarter of fiscal 2003, we committed to a plan to sell our interest in Musicland. In accordance with SFAS No. 144, we have reported the results of operations and financial position of Musicland in discontinued operations. Fiscal 2003, 2002 as adjusted, 2002 and 2001, reflect the classification of Musicland’s financial results as discontinued operations.

The results from discontinued operations for the past three fiscal years are as follows ($ in millions):

Discontinued Operations Performance Summary (unaudited)	2003	As-Adjusted 2002(1)	2002	2001(2)
Revenue	$1,727	$1,886	$1,886	$138
Operating (loss) income before impairment	(72)	31	29	(7)
Long-lived asset impairment charge	(166)	—	—	—

Operating (loss) income	(238)	31	29	(7)
Interest expense	(6)	(20)	(19)	(1)

(Loss) earnings before income tax expense	(244)	11	10	(8)
Income tax (benefit) expense(3)	(119)	11	10	(3)

Loss before cumulative effect of accounting changes, net of tax	(125)	—	—	(5)
Cumulative effect of changes in accounting principles, net of tax	(316)	—	—	—

Loss from discontinued operations, net of tax	$(441)	$—	$—	$(5)

(1)                                  As-adjusted information conforms the accounting for vendor allowances to the fiscal 2003 method.

(2)                                  Reflects results of operations of Musicland subsequent to its acquisition in the fourth quarter of fiscal 2001.

(3)                                  Fiscal 2003 includes a $25 million tax benefit resulting from the differences between the basis of assets and liabilities for financial reporting and income taxes arising at acquisition which will be realized upon the disposition of Musicland.

Musicland incurred an operating loss of $72 million before impairment in fiscal 2003 compared with $31 million of operating income on an as-adjusted basis in the prior fiscal year. The decline in operating income was primarily due to reduced revenue and a lower gross profit rate. The reduced revenue resulted from the continued decline in revenue from prerecorded music, a reduction in the number of customers visiting shopping malls and increased competition from discount stores and big-box retailers. The gross profit rate declined in fiscal 2003 as a result of a change in the revenue mix at Musicland stores, due to increased revenue from lower-margin DVD movies and video gaming hardware and software and decreased revenue from higher-margin prerecorded music. In addition, a more promotional environment negatively impacted Musicland’s gross profit rate. The loss from discontinued operations, net of tax, was $441 million in fiscal 2003, compared with break-even results in fiscal 2002 as adjusted and a $5 million loss in fiscal 2001, which included results of operations only subsequent to the date of acquisition.

In fiscal 2003, the $441 million loss from discontinued operations, net of tax, includes significant non-cash charges totaling $418 million. The charges include a $308 million after-tax goodwill impairment charge, an $8 million after-tax charge related to the change in accounting for vendor allowances and a $102 million after-tax charge ($166 million before tax) related to impairment of long-lived assets. In addition, discontinued operations includes a $23 million net loss from operations comprised of a $72 million operating loss before asset impairment charge, $6 million of interest expense and $55 million of income tax benefit. The $55 million income tax benefit includes $25 million resulting from differences between the basis of assets and liabilities for financial reporting and income taxes arising at acquisition which will be realized upon disposition of Musicland. Refer to the Significant Accounting Matters section on page 22 for additional details.

The fiscal 2003 loss from discontinued operations excludes future operating results and any future gains or losses resulting from the potential sale of our interest in Musicland. The final financial impact of the planned sale of our interest in Musicland is dependent upon the results of negotiations with the ultimate buyer(s).

Additional Consolidated Results

Net Interest Income

Net interest income from continuing operations decreased to $4 million in fiscal 2003, compared with $18 million in fiscal 2002. The decrease in net interest income was primarily due to lower yields on short-term investments and a full year of interest expense associated with convertible debentures issued during fiscal 2002.

Net interest income from continuing operations declined to $18 million in fiscal 2002, compared with $38 million in fiscal 2001. The decrease in net interest income was primarily due to lower yields on short-term investments, as average interest rates declined by more than 200 basis points in fiscal 2002 compared with fiscal 2001. The impact of lower yields was partially offset by higher average cash balances resulting from strong operating cash flows and net proceeds from the issuance of convertible debentures.

Effective Income Tax Rate

Our effective income tax rate from continuing operations increased to 38.7% in fiscal 2003, as compared with 38.4% in the prior year on an as-adjusted basis. The increase in the effective income tax rate in fiscal 2003 was primarily due to increased tax expense related to our International segment and a slight increase in the effective state income tax rate.

Our effective income tax rate in fiscal 2002 was 38.4%, up slightly from 38.3% in fiscal 2001. Historically, our effective income tax rate has been impacted primarily by the taxability of investment income and state income taxes.

Liquidity and Capital Resources

Summary

Despite a challenging economic environment in fiscal 2003, our financial condition at the end of the year was strong and positioned us well for fiscal 2004. Cash and cash equivalents totaled $1.9 billion at the end of fiscal 2003, a slight increase from the end of fiscal 2002. Working capital, the excess of current assets over current liabilities, increased to $1.1 billion at the end of fiscal 2003, compared with $895 million at the end of fiscal 2002. In addition, our long-term debt-to-capitalization ratio declined slightly to 23% at the end of fiscal 2003, as compared with 24% at the end of fiscal 2002.

A component of our long-term strategy is our capital expenditure program. This program includes, among other things, investments in new stores, store remodeling, store relocations and expansions, new distribution facilities and information technology enhancements. During fiscal 2003, we invested $725 million in property and equipment in continuing operations, including opening 90 new stores; remodeling, relocating and/or expanding 17 stores; continued construction of our new corporate campus; and improvements to our distribution centers and information systems.

Cash Flows

Cash provided by operating activities from continuing operations was $746 million in fiscal 2003, compared with $1.5 billion in fiscal 2002 and $861 million in fiscal 2001. The decrease in operating cash flows in fiscal 2003, compared with the prior fiscal year, was primarily due to the decrease in cash provided from changes in operating assets and liabilities, partially offset by increased earnings from continuing operations. Earnings from continuing operations increased to $622 million in fiscal 2003 as compared with $570 million in the prior fiscal year. Receivables increased due to the addition of new stores, timing of payments and increased cooperative advertising receivables. Merchandise inventories increased in fiscal 2003, primarily due to the addition of new stores and improved in-stock positions.

Accounts payable decreased slightly, primarily due to the timing of vendor payments and increased business volume. These decreases in cash were partially offset by cash provided by higher accrued income taxes resulting from the increase in earnings from continuing operations and an increase in other liabilities due to business growth and increased gift card liabilities.

Cash used in investing activities from continuing operations was $659 million in fiscal 2003, compared with $924 million and $1.0 billion in fiscal 2002 and 2001, respectively. In fiscal 2003, we used cash for construction of new retail locations, information systems, distribution center improvements, and other additions to property, plant and equipment, including continued construction of our new corporate campus. The primary purposes of the cash investment activity were to support our expansion plans, to improve our operational efficiency and to enhance shareholder value. In fiscal 2002, we used cash for investments in property, plant and equipment and the acquisition of Future Shop.

Cash provided by financing activities from continuing operations was $45 million in fiscal 2003, compared with $769 million in fiscal 2002 and $218 million in fiscal 2001. The change was primarily due to the issuance of convertible debentures in fiscal 2002. We raised $726 million, net of offering expenses, through the issuance of convertible debentures in fiscal 2002. Fiscal 2001 included a $200 million investment in our common stock by Microsoft Corporation. For more information regarding the convertible debentures, refer to note 4 of the Notes to Consolidated Financial Statements on page 55.

Cash used in discontinued operations was $79 million in fiscal 2003, compared with $270 million and $58 million in fiscal 2002 and 2001, respectively. The change in cash used in fiscal 2003, as compared to fiscal 2002, primarily related to the repayment of $274 million of long-term debt in fiscal 2002.

Sources of Liquidity

Funds generated by continuing operations and existing cash and cash equivalents continue to be our most significant sources of liquidity. Based on current levels of operations, we believe funds generated from the expected results of continuing operations and available cash and cash equivalents will be sufficient to finance anticipated expansion plans and strategic initiatives for the next fiscal year. In addition, our revolving credit facilities are available for additional working capital needs or investment opportunities. There can be no assurance, however, that we will continue to generate cash flow at or above current levels or that we will be able to maintain our ability to borrow under the revolving credit facilities.

We have a $200 million unsecured revolving credit facility scheduled to mature in March 2005, of which $197 million was available at March 1, 2003. Outstanding letters of credit reduce amounts available under this facility. We also have a $200 million inventory financing line. At March 1, 2003, approximately $174 million was available under the inventory credit facility. Borrowings under this line are collateralized by a security interest in certain merchandise inventories approximating the outstanding borrowings. We received no advances under the $200 million credit facility in fiscal 2003, 2002 or 2001. In addition, we have a $37 million unsecured credit facility related to International operations scheduled to mature in September 2003. At March 1, 2003, $15 million was available under this credit facility. Our current plans are to renew the $37 million unsecured credit facility during fiscal 2004.

We offer our customers extended financing through a third-party financial institution. The use of financing encourages consumers to purchase selected products and promotes our business. The third-party institution assumes the risk of collection from our customers and has no recourse against us for any uncollectible amounts. Generally, these financing offers allow customers to purchase products with repayment terms ranging from 90 days to 18 months without a finance charge. Our contract with the third-party financial institution extends through January 2009. If the contract were to be unexpectedly terminated or canceled, we would contract with an alternative third-party financial institution or directly provide our customers with extended financing.

Our credit ratings as of March 1, 2003, were as follows:

Rating Agency	Rating	Outlook
Fitch	BBB	Stable
Moody’s	Baa3	Stable
Standard & Poor’s	BBB-	Negative

Factors that can impact our credit ratings include changes in our operating performance, the economic environment, conditions in the retail and consumer electronics industries, our financial position and changes in our business strategy. We do not currently foresee any reasonable circumstances under which our credit ratings would be significantly downgraded. If a downgrade were to occur, it could adversely impact, among other things, our future borrowing costs, access to capital markets, vendor financing terms and future new store occupancy costs. In addition, the conversion rights of the holders of our convertible debentures could be accelerated if our credit ratings were to be downgraded.

Off-Balance-Sheet Financing

Other than in connection with executing operating leases, we do not have any off-balance-sheet financing. We finance a portion of our new-store development program through sale-leaseback transactions, which involve selling stores to unrelated parties and then leasing the stores back under leases that are accounted for as operating leases in accordance with SFAS No. 13, Accounting for Leases. A summary of our operating lease obligations by fiscal year is included in the Contractual Obligations and Available Commercial Commitments section below.

We view our long-term debt-to-capitalization ratio as an important indicator or our creditworthiness. Our long-term debt-to-capitalization ratio, which represents the ratio of total long-term debt to total capitalization (total long-term debt plus total shareholders’ equity), was 23% in fiscal 2003, compared with 24% in fiscal 2002. The ratio of total long-term debt to total capitalization including operating lease obligations (rental expenses for all operating leases multiplied by eight), was 67% in fiscal 2003, compared with 66% in fiscal 2002. Total long-term debt, including operating lease obligations, was $5.5 billion at March 1, 2003, and $5.0 billion at March 2, 2002. The long-term debt-to-capitalization ratio, including operating lease obligations, is not in accordance with, or preferable to, the ratio determined in accordance with accounting principles generally accepted in the United States.

Contractual Obligations and Available Commercial Commitments

The following tables present information regarding contractual obligations by fiscal year ($ in millions):

Continuing Operations

	Payments Due
	2004	2005	2006	2007	2008	Thereafter
Operating leases	$413	$395	$363	$347	$340	$2,576
Long-term debt	1	1	61	1	1	764
Purchase commitments	20	—	—	—	—	—

Total	$434	$396	$424	$348	$341	$3,340

Discontinued Operations

	Payments Due
	2004	2005	2006	2007	2008	Thereafter
Operating leases	$92	$89	$68	$54	$44	$147
Long-term debt	—	—	—	—	5	—
Purchase commitments	—	—	—	—	—	—

Total	$92	$89	$68	$54	$49	$147

Note:                   For more information regarding long-term debt, operating leases and purchase commitments, refer to notes 4, 7 and 11, respectively, in the Notes to Consolidated Financial Statements beginning on page 47.

The following table presents information regarding available commercial commitments and their expiration dates by fiscal year for continuing operations only; there are no available commercial commitments related to discontinued operations ($ in millions):

	Expires
	Amount	2004	2005	2006	2007	Thereafter
Lines of credit(1)	$212	$15	$—	$197	$—	$—
Inventory financing line(2)	174	174	—	—	—	—

Total	$386	$189	$—	$197	$—	$—

(1)                                  $3 of our $200 line of credit was committed to stand-by letters of credit, and $22 of our $37 line was utilized.

(2)                                  $26 of the inventory financing line was utilized.

Debt and Capital

In fiscal 2002, we sold convertible debentures due June 27, 2021, and January 15, 2022, with an initial principal amount at maturity of $492 million and $402 million, respectively. The proceeds from the offerings, net of offering expenses, were $726 million. We may redeem, and holders of the debentures may require us to purchase, all or part of the debentures on certain dates or upon the occurrence of certain events as specified in the respective indentures. In addition, in the event that certain conditions are satisfied, holders may surrender their debentures for conversion, which would increase the number of shares of our common stock outstanding and have a dilutive impact on our reported earnings per share. The shares related to the convertible debentures were not included in our diluted earnings-per-share computation in fiscal 2003 or 2002, as the criteria for conversion of the debentures were not met. For additional information regarding the convertible debentures, refer to note 4 of the Notes to Consolidated Financial Statements on page 55.

Our ability to access our credit facilities is subject to our compliance with the terms and conditions of the credit facilities, including financial covenants. The financial covenants require us to maintain certain financial ratios and a minimum net worth. As of the end of fiscal 2003, we were in compliance with all such covenants. In the event we were to default on any of our other debt, it would constitute a default under our credit facilities as well.

Our decision to own or lease real estate is based on an assessment of our financial liquidity, capital structure, our desire to own or to lease the location and the alternative that results in the highest returns to our shareholders. For those sites developed using working capital, we often sell and lease back those properties under long-term lease agreements. Through the end of fiscal 2003, $59 million in leases related to new stores had been financed under the master lease program. The master lease program is now complete and there will be no further new store development under this program. The program is set to expire on January 1, 2006, and is renewable for one year, subject to lenders’ consent.

In fiscal 2000, our Board of Directors authorized the purchase of up to $400 million of our common stock from time to time through open-market purchases. The stock purchase program has no stated expiration date. Approximately 2.9 million shares were purchased under this plan during fiscal 2000 at a cost of $100 million. No additional purchases were made under the stock purchase program in fiscal 2003, 2002 or 2001.

Critical Accounting Policies

Our consolidated financial statements are prepared in accordance with generally accepted accounting principles. In connection with the preparation of the financial statements, we are required to make assumptions, make estimates and apply judgment that affect the reported amounts of assets, liabilities, revenue, expenses and the related disclosures. We base our assumptions, estimates and judgments on historical experience, current trends and other factors that management believes to be relevant at the time the consolidated financial statements are prepared. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our financial statements are presented fairly and in accordance with generally accepted accounting principles. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material.

Our significant accounting policies are discussed in note 1 of the Notes to Consolidated Financial Statements on page 47. Management believes that the following accounting policies are the most critical to aid in fully understanding and evaluating our reported financial results. Management has reviewed these critical accounting policies and related disclosures with our independent auditor and the Audit Committee of our Board of Directors.

Inventory Reserves

We maintain inventory at the lower of cost or market. Markdown reserves are established based primarily on forecasted consumer demand, inventory aging and technological obsolescence. If our estimates regarding consumer demand are inaccurate or changes in technology impact demand for certain products in an unforeseen manner, we may be exposed to losses in excess of our established reserves that could be material.

We also establish inventory loss reserves. Independent physical inventory counts are taken on a regular basis to ensure the amounts reflected in our consolidated financial statements are properly stated. During the interim period between physical inventory counts, we accrue for anticipated physical inventory losses on a location-by-location basis, based on a number of factors, including historical results and current inventory loss trends.

If our estimates regarding inventory losses are inaccurate, we may be exposed to losses in excess of our established reserves that could be material.

We have not made any material changes in the accounting methodology used to establish our markdown or inventory loss reserves during the past three years.

Long-Lived Assets

Long-lived assets such as property and equipment, intangible assets and investments are reviewed for impairment when events or changes in circumstances indicate the carrying value of the assets may not be recoverable. When evaluating long-lived assets for potential impairment, we first compare the carrying amount of the asset to the asset’s estimated future cash flows (undiscounted and without interest charges). If the estimated future cash flows are less than the carrying amount of the asset, an impairment loss calculation is completed. The impairment loss calculation compares the carrying amount of the asset to the asset’s estimated fair value, which may be based on future cash flows (discounted and with interest charges). An impairment loss is recorded if the amount of the asset’s carrying value exceeds the asset’s estimated fair value.

Our impairment loss calculation contains uncertainty because management must use judgment to forecast estimated fair values and to determine the useful lives of the assets. If actual results are not consistent with our assumptions and estimates regarding these factors, we may be exposed to losses that could be material.

Effective on March 3, 2002, we adopted SFAS No. 144. The adoption of SFAS No. 144 did not have a significant impact on our net earnings or financial position. For further discussion regarding the financial impact subsequent to adoption, see the Significant Accounting Matters section on page 22 and note 2 of the Notes to Consolidated Financial Statements on page 52.

Goodwill

We review goodwill for potential impairment annually and when events or changes in circumstances indicate the carrying value of the goodwill might exceed its current fair value. We determine fair value using widely accepted valuation techniques, including discounted cash flow and market multiple analyses. These types of analyses require us to make certain assumptions and estimates regarding industry economic factors and the profitability of future business strategies. It is our policy to conduct impairment testing based on our most current business strategy in light of present industry and economic conditions, as well as future expectations. If actual results are not consistent with our assumptions and estimates, we may be exposed to a goodwill impairment charge that could be material.

Effective on March 3, 2002, we adopted the provisions of SFAS No. 142, which eliminated the systematic amortization of goodwill. SFAS No. 142 also required that goodwill be reviewed for impairment at adoption and at least annually thereafter. For further discussion regarding the financial impact of the initial adoption, see the Significant Accounting Matters section on page 22 and note 1 of the Notes to Consolidated Financial Statements on page 51.

Costs Associated with Exit Activities

We adopted SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, on January 1, 2003. Since adoption, the present value of costs associated with location closings, primarily future lease costs, real estate taxes and common area maintenance, are charged to earnings when a location is vacated. When applicable, the liability is reduced by estimated future sublease income. Prior to our adoption of SFAS No. 146, a liability for location closings was recognized when management made the commitment to relocate or to close the location. The adoption of SFAS No. 146 did not have a significant impact on our net earnings or financial position.

The calculation of our location closing liability requires us to make assumptions and to apply judgment regarding the timing and duration of future vacancy periods, the amount and timing of future lump sum settlement payments, and the amount and timing of potential future sublease income.

When making these assumptions, we consider a number of factors, including historical settlement experience, the owner of the property, the location and condition of the property, the terms of the underlying lease, the specific marketplace demand and general economic conditions. If actual results are not consistent with our assumptions and judgments, we may be exposed to additional charges that could be material.

Extended Service Contract Liabilities

All of our extended service contracts are sold to customers on behalf of an unrelated third party, without recourse. However, we assumed a liability for certain self-insured extended service contracts when we acquired Future Shop in the third quarter of fiscal 2002. The remaining term of these extended service contracts vary by product and extend up to four years.

Liabilities have been established for the self-insured extended service contracts based on a number of factors, including historical trends in product failure rates and the expected material and labor costs necessary to provide the services. See note 11 in the Notes to Consolidated Financial Statements on page 63 for further discussion of the extended service contract liabilities.

The accounting for self-insured extended service contracts requires us to make assumptions and to apply judgment when estimating the product failure rates and expected material and labor costs necessary to provide the services. If actual results are not consistent with the assumptions and judgments used to calculate the extended service contract liability, we may be exposed to additional charges that could be material.

Self-Insured Liabilities

We are self-insured for certain losses related to health, workers’ compensation and general liability insurance, although we maintain stop-loss coverage with third-party insurers to limit our total liability exposure.

When estimating our self-insurance liabilities, we consider a number of factors, including historical claims experience, demographic factors, severity factors and valuations provided by independent third-party actuaries. Periodically, management reviews its assumptions and the valuations provided by independent third-party actuaries to determine the adequacy of our self-insured liabilities. Our self-insured liabilities contain uncertainties because management must make assumptions and apply judgment to estimate the ultimate cost to settle reported claims and claims incurred but not reported as of the balance sheet date. If actual results differ from the assumptions and judgment we have used to calculate the self-insured liabilities, we may be exposed to additional charges that could be material.

We have not made any material changes in the accounting methodology used to establish our self-insured liabilities during the past three years.

Tax Contingencies

We are frequently audited by domestic and foreign tax authorities. These audits include questions regarding the timing and amount of deductions and the allocation of income among various tax jurisdictions. In evaluating the exposure associated with our various filing positions, including state and local taxes, we record reserves for probable exposures. As of the end of fiscal 2003, three open tax years were undergoing examination by the United States Internal Revenue Service and two open years with Revenue Canada.

The estimate of our tax contingencies liability contains uncertainty because management must use judgment to estimate the exposure associated with our various filing positions. To the extent we prevail in matters for which accruals have been established or are required to pay amounts in excess of our reserves, our effective tax rate in a given financial statement period could be materially impacted. Although management believes that the estimates discussed above are reasonable, actual results could differ from our estimates, and we may be exposed to a charge that could be material.

Pending Accounting Standards

A discussion of pending accounting standards is included in note 1 of the Notes to Consolidated Financial Statements on page 52.

Outlook for Fiscal 2004

Looking forward to fiscal 2004, we are projecting earnings growth from continuing operations of approximately 14% to 16%, with earnings per diluted share increasing from $1.91 per diluted share in fiscal 2003 to approximately $2.17 to $2.22 per diluted share in fiscal 2004. We expect the earnings growth to be driven by an 11% to 13% increase in revenue from continuing operations and an increase in our operating income rate to approximately 4.9% to 5.0% of revenue, compared with 4.8% in fiscal 2003. Due to the uncertainty regarding the timing of the planned sale of our interest in Musicland, our fiscal 2004 outlook excludes the financial impact of our discontinued operations. Our outlook is based on certain assumptions regarding future economic conditions and the geo-political environment. Differences in actual economic conditions or the geo-political environment compared with our assumptions could have a material impact on our fiscal 2004 operating results.

We are projecting fiscal 2004 revenue growth from continuing operations of approximately 11% to 13%, with revenue increasing from $20.9 billion in fiscal 2003 to approximately $23.5 billion in fiscal 2004. We expect new store growth and modest comparable store sales gains in the second half of fiscal 2004 will drive the revenue growth. For both our Domestic and International segments, we anticipate comparable store sales gains in the low single digits, fueled by consumer demand for digital products and an improved economic environment.

Our fiscal 2004 outlook reflects a modest improvement in our gross profit rate. The anticipated improvement is based on a more profitable revenue mix resulting from the expected increase in higher-margin digital product revenue. Digital product revenue is forecasted to increase to approximately 25% of our fiscal 2004 revenue mix, compared with 22% in fiscal 2003. In addition, planned improvements in inventory management, processing efficiencies and product sourcing initiatives are expected to contribute to the modest gross profit rate improvement. Our outlook assumes that the promotional levels in fiscal 2004 will be similar to those experienced in fiscal 2003.

Our fiscal 2004 SG&A rate is expected to remain essentially even with fiscal 2003. Continued improvements in the SG&A rate resulting from efficiency initiatives launched in the second half of fiscal 2003 are expected to offset higher depreciation and amortization expenses resulting from capital spending in fiscal 2003 and 2004.

We anticipate net interest expense for fiscal 2004 of approximately $10 million, compared with $4 million of net interest income in fiscal 2003 due to forecasted lower yields on our cash investments and reduced capitalized interest as a result of completing construction of our new corporate campus in the first quarter of fiscal 2004.

Our effective tax rate in fiscal 2004 is expected to be approximately 38.3%, slightly lower than our fiscal 2003 effective tax rate of 38.7%.

Capital expenditures in fiscal 2004 are expected to be approximately $700 million, exclusive of amounts expended on property development that will be recovered through the sale and lease back of the properties. The capital expenditures will support the opening of approximately 60 new U.S. Best Buy stores, with approximately half in our 45,000-square-foot format and the remainder in our smaller-market formats. Capital expenditure plans for our Domestic segment also include opening four new Magnolia Hi-Fi stores, remodeling three U.S. Best Buy stores and expanding one U.S. Best Buy store. Our International segment capital expenditure plans include opening 11 to 13 new Canadian Best Buy stores and four Future Shop stores, as well as relocating four Future Shop stores. Capital expenditures in fiscal 2004 also will include approximately $130 million in technology investments intended to improve our customer service capabilities and to increase operating efficiencies. The technology investments include the launch of a new platform for BestBuy.com, our online business associated with Best Buy stores, which will support initiatives aimed at improving the customer experience. Our technology investments are expected to remain relatively consistent over the next few fiscal years as we begin to leverage recently implemented systems.

Quarterly Results and Seasonality

Similar to many retailers, our business is seasonal. Revenue and earnings are typically greater during the second half of the fiscal year, which includes the holiday selling season. The timing of new store openings, costs associated with acquisitions and development of new businesses, and general economic conditions also may affect our future quarterly results.

The following tables show selected unaudited quarterly operating results for each quarter of fiscal 2003.

($ in millions, except per share amounts)

Quarter	1st	2nd	3rd	4th	Fiscal Year

Fiscal 2003 as revised(1)(2)
Revenue	$4,202	$4,624	$5,131	$6,989	$20,946
Comparable store sales change(3)	6.5%	2.6%	0.7%	1.2%	2.4%
Gross profit	$1,080	$1,153	$1,250	$1,753	$5,236
Operating income	129	129	140	612	1,010
Earnings from continuing operations	79	79	86	378	622
Loss from discontinued operations, net of tax	(330)	(17)	(27)	(67)	(441)
Cumulative effect of change in accounting principle	(82)	—	—	—	(82)
Net (loss) earnings	(333)	62	59	311	99
Diluted (loss) earnings per share:
Continuing operations	0.24	0.24	0.27	1.16	1.91
Discontinued operations	(1.01)	(0.05)	(0.08)	(0.21)	(1.36)
Cumulative effect of accounting changes	(0.25)	—	—	—	(0.25)
Diluted (loss) earnings per share	(1.02)	0.19	0.18	0.96	0.30

Quarter	1st	2nd	3rd

Fiscal 2003 as previously reported
Revenue	$4,586	$5,008	$5,505
Comparable store sales change(3)	5.7%	2.0%	(0.4)%
Gross profit	$1,065	$1,129	$1,187
Operating income	115	103	139
Net earnings	70	62	85
Diluted earnings per share	0.22	0.19	0.26

Note: Certain totals may not add due to rounding.

(1)                                  All quarters presented have been revised to reflect the classification of Musicland’s financial results as discontinued operations. Refer to note 2 in the Notes to Consolidated Financial Statements beginning on page 52. First-quarter fiscal 2003 results include an after-tax, non-cash impairment charge of $308 for the full write-off of the goodwill related to our acquisition of Musicland. Fourth-quarter fiscal 2003 includes an after-tax, non-cash impairment charge of $102 related to a reassessment of the carrying value of Musicland’s long-lived assets in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets.

(2)                                  Effective on March 3, 2002, we adopted SFAS No. 142, Goodwill and Other Intangible Assets. During the second quarter of fiscal 2003, we completed the required goodwill impairment testing and recognized an after-tax, non-cash impairment charge of $40 that is reflected in our revised fiscal 2003 first-quarter financial results as a cumulative effect of a change in accounting principle. Also effective on March 3, 2002, we changed our method of accounting for vendor allowances to reflect the newly adopted accounting principle established in EITF Issue No. 02-16, Accounting by a Reseller for Cash Consideration Received from a Vendor. The related after-tax, non-cash charge of $42 also is reflected in our revised fiscal 2003 first-quarter financial results as a cumulative effect of a change in accounting principle. Refer to note 1 on page 51 in the Notes to Consolidated Financial Statements.

The following tables show selected unaudited quarterly operating results for each quarter of fiscal 2002.

($ in millions, except per share amounts)

Quarter	1st	2nd	3rd(4)	4th	Fiscal Year

Fiscal 2002 as revised(1)
Revenue	$3,312	$3,768	$4,336	$6,295	$17,711
Comparable store sales change(3)	(3.1)%	2.8%	1.6%	4.5%	1.9%
Gross profit	$708	$806	$885	$1,371	$3,770
Operating income	101	157	146	504	908
Earnings from continuing operations	65	98	92	315	570
(Loss) earnings from discontinued operations, net of tax	(10)	(13)	(12)	35	—

Net earnings	55	85	80	350	570
Diluted earnings (loss) per share:(5)
Continuing operations	0.20	0.30	0.29	0.97	1.77
Discontinued operations	(0.03)	(0.04)	(0.04)	0.11	—

Diluted earnings per share	0.17	0.26	0.25	1.08	1.77

Quarter	1st	2nd	3rd	4th	Fiscal Year
Fiscal 2002 as previously reported
Revenue	$3,697	$4,164	$4,756	$6,980	$19,597
Comparable store sales change(3)	(3.1)%	2.8%	1.6%	4.5%	1.9%
Gross profit	$846	$948	$1,028	$1,608	$4,430
Operating income	90	148	129	570	937
Net earnings	55	85	80	350	570
Diluted earnings per share(5)	0.17	0.26	0.25	1.08	1.77

(3)                                  Includes revenue at stores and Internet sites operating for at least 14 full months, as well as remodeled and expanded locations. Relocated stores are excluded from the comparable store sales calculation until at least 14 full months after reopening. Acquired stores are included in the comparable store sales calculation beginning with the first full quarter following the first anniversary of the date of acquisition. The calculation of the comparable store sales change excludes Musicland revenue, which is included in discontinued operations.

(4)                                  During the third quarter of fiscal 2002, we acquired the common stock of Future Shop Ltd. Future Shop’s results of operations were included from the date of acquisition.

(5)                                  The diluted earnings per share amounts have been revised to reflect a three-for-two stock split effected on May 10, 2002.

Common Stock Prices

The following table shows high and low prices of our common stock for each quarter of fiscal 2003 and 2002.

Quarter	1st	2nd	3rd	4th
Fiscal 2003
High	$53.75	$46.10	$28.40	$30.45
Low	44.63	18.50	16.99	22.10
Fiscal 2002
High	$41.57	$46.60	$48.00	$51.47
Low	22.42	35.45	26.68	43.43

Our common stock is traded on the New York Stock Exchange under the ticker symbol BBY. As of March 31, 2003, there were 2,345 holders of record of Best Buy common stock. We have not historically paid, and have no current plans to pay, cash dividends on our common stock. The stock prices above have been revised to reflect a three-for-two stock split effected on May 10, 2002.

Forward-Looking Statements

Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, provide a “safe harbor” for forward-looking statements to encourage companies to provide prospective information about their companies. With the exception of historical information, the matters discussed in this annual report are forward-looking statements and may be identified by the use of words such as “believe,” “expect,” “anticipate,” “plan,” “estimate,” “intend” and “potential.” Such statements reflect our current view with respect to future events and are subject to certain risks, uncertainties and assumptions. A variety of factors could cause our actual results to differ materially from the anticipated results expressed in such forward-looking statements, including, among other things, general economic conditions, acquisitions and development of new businesses, product availability, sales volumes, profit margins, weather, foreign currency fluctuation, availability of suitable real estate locations, and the impact of labor markets and new product introductions on our overall profitability. Readers should review our Current Report on Form 8-K filed January 10, 2003, that describes additional important factors that could cause actual results to differ materially from those contemplated by the forward-looking statements made in this annual report.

Consolidated Balance Sheets

$ in millions, except per share amounts

Assets	March 1, 2003	March 2, 2002

Current Assets
Cash and cash equivalents	$1,914	$1,861
Receivables	312	221
Recoverable costs from developed properties	10	79
Merchandise inventories	2,046	1,875
Other current assets	188	116
Current assets of discontinued operations	397	448

Total current assets	4,867	4,600

Property and Equipment
Land and buildings	208	205
Leasehold improvements	719	540
Fixtures and equipment	2,108	1,649
Property under capital lease	54	39

	3,089	2,433

Less accumulated depreciation and amortization	1,027	772

Net property and equipment	2,062	1,661

Goodwill, Net	429	465
Intangible Assets	33	—
Other Assets	115	80
Noncurrent Assets of Discontinued Operations	157	561

Total Assets	$7,663	$7,367

See Notes to Consolidated Financial Statements.

$ in millions, except per share amounts

Liabilities and Shareholders’ Equity	March 1, 2003	March 2, 2002

Current Liabilities
Accounts payable	$2,195	$2,202
Accrued compensation and related expenses	174	174
Accrued liabilities	729	613
Accrued income taxes	374	291
Current portion of long-term debt	1	7
Current liabilities of discontinued operations	320	418

Total current liabilities	3,793	3,705
Long-Term Liabilities	287	312
Long-Term Debt	828	808
Noncurrent Liabilities of Discontinued Operations	25	21
Shareholders’ Equity
Preferred stock, $1.00 par value: Authorized—400,000 shares; Issued and outstanding—none	—	—
Common stock, $.10 par value: Authorized—1 billion shares; Issued and outstanding—321,966,000 and 319,128,000 shares, respectively	32	31
Additional paid-in capital	778	702
Retained earnings	1,893	1,794
Accumulated other comprehensive income (loss)	27	(6)

Total shareholders’ equity	2,730	2,521

Total Liabilities and Shareholders’ Equity	$7,663	$7,367

See Notes to Consolidated Financial Statements.

Consolidated Statements of Earnings

$ in millions, except per share amounts

For the Fiscal Years Ended	March 1, 2003	March 2, 2002	March 3, 2001

Revenue	$20,946	$17,711	$15,189
Cost of goods sold	15,710	13,941	12,177

Gross profit	5,236	3,770	3,012
Selling, general and administrative expenses	4,226	2,862	2,401

Operating income	1,010	908	611
Net interest income	4	18	38

Earnings from continuing operations before income tax expense	1,014	926	649
Income tax expense	392	356	248

Earnings from continuing operations	622	570	401
Loss from discontinued operations (note 2), net of tax	(441)	—	(5)
Cumulative effect of change in accounting principle for goodwill (note 1), net of $24 tax	(40)	—	—
Cumulative effect of change in accounting principle for vendor allowances (note 1), net of $26 tax	(42)	—	—

Net earnings	$99	$570	$396

Basic earnings (loss) per share:
Continuing operations	$1.93	$1.80	$1.29
Discontinued operations	(1.37)	—	(0.02)
Cumulative effect of accounting changes	(0.25)	—	—

Basic earnings per share	$0.31	$1.80	$1.28

Diluted earnings (loss) per share:
Continuing operations	$1.91	$1.77	$1.26
Discontinued operations	(1.36)	—	(0.02)
Cumulative effect of accounting changes	(0.25)	—	—

Diluted earnings per share	$0.30	$1.77	$1.24

Basic weighted average common shares outstanding (in millions)	321.1	316.0	310.0
Diluted weighted average common shares outstanding (in millions)	324.8	322.5	319.0
Pro forma effect of change in accounting principle for vendor allowances (note 1):
Earnings from continuing operations		$564	$396

Basic earnings per share		1.78	1.28
Diluted earnings per share		1.75	1.24

Net earnings		$564	$390

Basic earnings per share		1.78	1.26
Diluted earnings per share		1.75	1.22

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

$ in millions

For the Fiscal Years Ended	March 1, 2003	March 2, 2002	March 3, 2001

Operating Activities
Net earnings	$99	$570	$396
Loss from discontinued operations, net of tax	441	—	5
Cumulative effect of change in accounting principles, net of tax	82	—	—

Earnings from continuing operations	622	570	401
Adjustments to reconcile earnings from continuing operations to net cash provided by operating activities:
Depreciation	310	242	164
Deferred income taxes	(37)	15	36
Amortization of goodwill	—	3	1
Other	24	36	18
Changes in operating assets and liabilities, net of acquired assets and liabilities:
Receivables	(89)	1	(9)
Merchandise inventories	(225)	(324)	(185)
Other assets	(36)	(24)	(16)
Accounts payable	(20)	575	159
Other liabilities	86	196	149
Accrued income taxes	111	253	143

Total cash provided by operating activities from continuing operations	746	1,543	861

Investing Activities
Additions to property and equipment	(725)	(581)	(657)
Acquisitions of businesses, net of cash acquired	(3)	(368)	(326)
Decrease (increase) in recoverable costs from developed properties	69	25	(31)
Increase in other assets	—	—	(15)

Total cash used in investing activities from continuing operations	(659)	(924)	(1,029)

Financing Activities
Net proceeds from issuance of long-term debt	18	726	—
Long-term debt payments	(13)	(5)	(17)
Issuance of common stock	40	48	235

Total cash provided by financing activities from continuing operations	45	769	218

Net Cash Used in Discontinued Operations	(79)	(270)	(58)

Increase (Decrease) in Cash and Cash Equivalents	53	1,118	(8)
Cash and Cash Equivalents at Beginning of Year	1,861	743	751

Cash and Cash Equivalents at End of Year	$1,914	$1,861	$743

Supplemental Disclosure of Cash Flow Information
Income tax paid	$283	$139	$62
Interest paid	24	25	7

See Notes to Consolidated Financial Statements.

Consolidated Statements of Changes in Shareholders’ Equity

$ and shares in millions

	Common Shares	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total

Balances at Feb. 26, 2000	301	$30	$238	$828	$—	$1,096
Net earnings	—	—	—	396	—	396
Stock options exercised	6	—	36	—	—	36
Tax benefit from stock options exercised	—	—	93	—	—	93
Stock issuance	5	1	200	—	—	201

Balances at March 3, 2001	312	31	567	1,224	—	1,822
Net earnings	—	—	—	570	—	570
Other comprehensive loss, net of tax:
Foreign currency translation adjustments	—	—	—	—	(5)	(5)
Other	—	—	—	—	(1)	(1)

Total comprehensive income	—	—	—	570	(6)	564

Stock options exercised	7	—	49	—	—	49
Tax benefit from stock options exercised	—	—	86	—	—	86

Balances at March 2, 2002	319	31	702	1,794	(6)	2,521
Net earnings	—	—	—	99	—	99
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	—	—	—	—	34	34
Other	—	—	—	—	(1)	(1)

Total comprehensive income	—	—	—	99	33	132

Stock options exercised	3	1	43	—	—	44
Tax benefit from stock options exercised	—	—	33	—	—	33

Balances at March 1, 2003	322	$32	$778	$1,893	$27	$2,730

See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

$ in millions, except per share amounts

1.                                      Summary of Significant Accounting Policies Description of Business

Best Buy Co., Inc. is a specialty retailer with fiscal 2003 revenue from continuing operations of $20.9 billion. We operate two reportable segments: Domestic and International. The Domestic segment includes U.S. Best Buy and Magnolia Hi-Fi, Inc. (Magnolia Hi-Fi) stores. U.S. Best Buy stores offer a wide variety of consumer electronics, home-office equipment, entertainment software and appliances, operating 548 stores in 48 states at the end of fiscal 2003. Magnolia Hi-Fi is a high-end retailer of audio and video products with 19 stores in Washington, Oregon and California. Magnolia Hi-Fi was acquired in the fourth quarter of fiscal 2001. The International segment is comprised of 104 Future Shop and eight Canadian Best Buy stores. Future Shop and Canadian Best Buy stores offer products similar to U.S. Best Buy stores. Future Shop operates in all Canadian provinces, while all of the Canadian Best Buy stores are in Ontario. Future Shop was acquired in the third quarter of fiscal 2002. As described in note 2, we have classified the results of operations of Musicland as discontinued operations. The Musicland business was previously included in our Domestic segment. The Notes to Consolidated Financial Statements, except where otherwise indicated, relate to continuing operations only. Musicland, principally a mall-based retailer of prerecorded home entertainment products, was acquired in the fourth quarter of fiscal 2001.

Basis of Presentation

The consolidated financial statements include the accounts of Best Buy Co., Inc. and its subsidiaries. We have eliminated significant intercompany accounts and transactions. All subsidiaries are wholly owned.

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

Fiscal Year

Our fiscal year ends on the Saturday nearest the end of February. Fiscal 2003 and 2002 each included 52 weeks, while fiscal 2001 included 53 weeks.

Cash and Cash Equivalents

We consider highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. We carry these investments at cost, which approximates market value.

Recoverable Costs from Developed Properties

We include in current assets the costs of acquisition and development of properties that we intend to sell and lease back or recover from landlords within one year.

Merchandise Inventories

Merchandise inventories are recorded at the lower of cost or market. The methods we use to determine cost are the average cost and retail inventory methods.

Property and Equipment

Property and equipment are recorded at cost. We compute depreciation using the straight-line method over the estimated useful lives of the assets or, in the case of leasehold improvements, over the shorter of the estimated useful lives or lease terms.

Estimated useful lives by major asset category for continuing operations are as follows:

Asset	Life (in years)
Buildings	30-40
Leasehold improvements	10-25
Fixtures and equipment	3-15
Property under capital lease	5-35

$ in millions, except per share amounts

Impairment of Long-Lived Assets and Costs Associated with Exit Activities

In March 2002 we adopted Statement of Financial Accounting Standards (SFAS) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which requires long-lived assets, such as property and equipment, to be evaluated for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. An impairment loss is recognized when estimated undiscounted cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset (if any) are less than the carrying value of the asset. When an impairment loss is recognized, the carrying amount of the asset is reduced to its estimated fair value.

We adopted SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, on January 1, 2003. Since adoption, the present value of costs associated with location closings, primarily future lease costs, are charged to earnings when a location is vacated. Prior to adoption, we recognized a liability when we made the decision to relocate or close the location.

Goodwill and Intangible Assets

Goodwill is the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations accounted for under the purchase method. Effective March 3, 2002, we adopted SFAS No. 142, Goodwill and Other Intangible Assets, which eliminated the systematic amortization of goodwill. The Statement also required that we review goodwill for impairment at adoption and at least annually thereafter.

A reconciliation of reported earnings adjusted to reflect the adoption of SFAS No. 142, as if it were effective for all fiscal years presented, is provided below.

	2003	2002	2001
Reported earnings from continuing operations	$622	$570	$401
Add back goodwill amortization, net of tax	—	2	1

Adjusted earnings from continuing operations	622	572	402

Reported loss from discontinued operations, net of tax	(441)	—	(5)
Add back goodwill amortization, net of tax	—	16	1

Adjusted (loss) earnings from discontinued operations	(441)	16	(4)

Cumulative effect of change in accounting principles, net of tax	(82)	—	—

Adjusted net earnings	$99	$588	$398

Reported basic earnings per share from continuing operations	$1.93	$1.80	$1.29
Add back goodwill amortization	—	0.01	—

Adjusted basic earnings per share from continuing operations	1.93	1.81	1.29

Reported basic loss per share from discontinued operations	(1.37)	—	(0.02)
Add back goodwill amortization	—	0.05	0.01

Adjusted basic (loss) earnings per share from discontinued operations	(1.37)	0.05	(0.01)

Cumulative effect of change in accounting principles	(0.25)	—	—

Adjusted basic earnings per share	$0.31	$1.86	$1.28

$ in millions, except per share amounts

	2003	2002	2001

Reported diluted earnings per share from continuing operations	$1.91	$1.77	$1.26
Add back goodwill amortization	—	0.01	—

Adjusted diluted earnings per share from continuing operations	1.91	1.78	1.26

Reported diluted loss per share from discontinued operations	(1.36)	—	(0.02)
Add back goodwill amortization	—	0.05	0.01

Adjusted diluted (loss) earnings per share from discontinued operations	(1.36)	0.05	(0.01)

Cumulative effect of change in accounting principles	(0.25)	—	—

Adjusted diluted earnings per share	$0.30	$1.83	$1.25

During the second quarter of fiscal 2003, we completed the transitional requirements for goodwill impairment testing. As a result of the transitional goodwill impairment testing, we determined that the book value of the assets of our Musicland and Magnolia Hi-Fi businesses, which were acquired in the fourth quarter of fiscal 2001, exceeded their current fair values. We determine fair values utilizing widely accepted valuation techniques, including discounted cash flow and market multiple analyses. We based Musicland’s fair value on the then-current expectations for the business in light of the existing retail environment and the uncertainty associated with future trends in prerecorded music products. We based Magnolia Hi-Fi’s fair value on the then-current expectations for the business in light of recent sales trends and the then-existing business environment, including an economic slowdown in the Pacific Northwest. The resulting after-tax, non-cash impairment charge was $348, of which $308 was associated with Musicland and $40 was associated with Magnolia Hi-Fi. The charge represented a complete write-off of the goodwill associated with these businesses. As described in note 2, we have classified the results of operations of our Musicland subsidiary as discontinued operations, including the related goodwill impairment charge.

In the fourth quarter of fiscal 2003, we completed our annual impairment testing of goodwill related to our acquisition of Future Shop using the same techniques as described above, and determined there was no impairment.

The only significant identifiable intangible asset included in our balance sheet is an indefinite-lived intangible trade name related to Future Shop.

The changes in the carrying amount of goodwill by segment for continuing operations were as follows:

	Domestic	International	Total
Balances at Feb. 26, 2000	$—	$—	$—
Goodwill resulting from acquisitions	68	—	68
Systematic amortization of goodwill	(1)	—	(1)

Balances at March 3, 2001	67	—	67
Goodwill resulting from acquisitions	—	406	406
Systematic amortization of goodwill	(3)	—	(3)
Changes in foreign exchange rates	—	(5)	(5)

Balances at March 2, 2002	64	401	465
Goodwill resulting from acquisitions	3	—	3
Final purchase price allocation adjustment	—	(5)	(5)
Impairment charge	(64)	—	(64)
Changes in foreign exchange rates	—	30	30

Balances at March 1, 2003	$3	$426	$429

$ in millions, except per share amounts

Foreign Currency

Foreign currency denominated assets and liabilities are translated into U.S. dollars using the exchange rates in effect at the balance sheet date. Results of operations and cash flows are translated using the average exchange rates throughout the period. The effect of exchange rate fluctuations on translation of assets and liabilities is recorded as a component of shareholders’ equity. Gains and losses from foreign currency transactions are included in selling, general and administrative expenses and have not been significant.

Revenue Recognition

We recognize revenue from the sale of merchandise at the time the merchandise is sold and the customer takes possession of the merchandise. We recognize service revenue at the time the service is provided, the sales price is fixed or determinable, and collectibility is reasonably assured. Gift card revenue is recognized when redeemed.

We sell extended service contracts on behalf of an unrelated third party. In jurisdictions where we are not deemed to be the obligor on the contract at the time of sale, commissions are recognized in revenue at the time of sale. In jurisdictions where we are deemed to be the obligor on the contract at the time of sale, commissions are recognized in revenue ratably over the term of the service contract.

Sales Incentives

We periodically offer sales incentives that entitle our customers to receive a reduction in the price of a product or service. For sales incentives in which we are the obligor, the reduction in revenue is recognized at the time the product or service is sold.

Shipping and Handling Costs

Amounts billed to customers for shipping and handling are included in revenue. The related costs are included in cost of goods sold.

Vendor Allowances

We receive allowances from vendors as a result of purchasing and promoting their products. Vendor allowances provided as a reimbursement of specific, incremental and identifiable costs incurred to promote a vendor’s products are recorded as an expense reduction when the cost is incurred. Subsequent to fiscal 2002, all other vendor allowances, including vendor allowances received in excess of our cost to promote a vendor’s product, or vendor allowances directly related to purchase of a vendor’s product are initially deferred. The deferred amounts are then recorded as a reduction of cost of goods sold when the related product is sold. Prior to fiscal 2003, vendor allowances generally were recorded as a reduction of advertising expenses in SG&A (see note 1, Change in Accounting Principles—Goodwill and Vendor Allowances).

Stock-Based Compensation

In December 2002, the Financial Accounting Standards Board (FASB) issued SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure. SFAS No. 148 amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 requires expanded and more prominent disclosure in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method on reported results.

We have stock-based employee compensation plans comprised primarily of fixed stock options. We have not adopted a method under SFAS No. 148 to expense stock options, but continue to apply Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations in accounting for these plans. Accordingly, no compensation expense has been recognized for stock option plans, as the exercise price equals the stock price on the date of grant.

$ in millions, except per share amounts

The table below illustrates the effect on net earnings and earnings per share as if we had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation for each of the last three fiscal years.

	2003	2002	2001
Net earnings, as reported	$99	$570	$396
Add: Stock-based employee compensation expense included in reported net earnings, net of tax(1)	1	1	—
Deduct: Stock-based compensation expense determined under fair value method for all awards, net of tax	(85)	(59)	(44)

Net earnings, pro forma	$15	$512	$352

Earnings per share:
Basic—as reported	$0.31	$1.80	$1.28

Basic—pro forma	$0.05	$1.62	$1.14

Diluted—as reported	$0.30	$1.77	$1.24

Diluted—pro forma	$0.05	$1.61	$1.11

(1)      Amounts represent the after-tax compensation costs for restricted stock awards.

The fair value of each stock option was estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions:

	2003	2002	2001
Risk-free interest rate	4.2%	4.9%	6.1%
Expected dividend yield	0%	0%	0%
Expected stock price volatility	60%	55%	60%
Expected life of stock options	5.0 years	4.5 years	4.5 years

The weighted average fair value of options granted during fiscal 2003, 2002 and 2001 used in computing pro forma compensation expense was $23.91, $18.60 and $23.06 per share, respectively.

Pre-Opening Costs

Non-capital expenditures associated with opening new stores are expensed as incurred.

Advertising Costs

Advertising costs, which are included in SG&A, are expensed the first time the advertisement runs. Gross advertising expenses, before expense reimbursement from vendor allowances, for fiscal 2003, 2002 and 2001 were $567, $493 and $479, respectively, for continuing operations.

Derivative Financial Instruments

SFAS No.133, Accounting for Derivative Instruments and Hedging Activities, requires that all derivatives be recorded on the balance sheet at fair value. At March 1, 2003, the fair value of an existing interest-rate swap was not significant.

Change in Accounting Principles—Goodwill and Vendor Allowances

The adoption of SFAS No. 142 related to goodwill described above has been accounted for as a cumulative effect of a change in accounting principle and applied cumulatively as if the change had occurred at March 3, 2002, the beginning of fiscal 2003.

In September 2002, the Emerging Issues Task Force (EITF) released Issue No. 02-16, Accounting by a Reseller for Cash Consideration Received from a Vendor, with final consensus reached in March 2003. EITF No. 02-16 establishes the accounting standards for recording vendor allowances in a retailer’s income statement.

$ in millions, except per share amounts

During fiscal 2003, we changed our method of accounting for vendor allowances in accordance with EITF No. 02-16. Based on the new standard, vendor allowances are considered a reduction in the price of a vendor’s products or services and recorded as a component of cost of goods sold when the related product or service is sold, unless the allowance represents a reimbursement of a specific, incremental and identifiable cost incurred to sell a vendor’s products or services. We continue to record vendor allowances that represent a reimbursement of a specific, incremental and identifiable cost incurred to sell a vendor’s products or services as a reduction of the related cost in our statement of earnings. Previously, and in accordance with generally accepted accounting principles (GAAP), we had recognized and classified a majority of vendor allowances as a reduction of advertising costs in SG&A. The cumulative effect of the change in method of accounting for vendor allowances resulted in an after-tax, non-cash charge to net earnings of $50, of which $8 was associated with Musicland. The effect of the change on the fiscal year ended March 1, 2003, was a decrease in net earnings from continuing operations of $1. As described in note 2, we have classified the results of operations of our Musicland subsidiary as discontinued operations, including the related cumulative effect of the change in accounting principle.

Reclassifications

Certain previous year amounts have been reclassified to conform to the current-year presentation. This included classifying the results of operations of Musicland as discontinued operations (see note 2). These reclassifications had no impact on net earnings, financial position or cash flows.

Pending Accounting Standards

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities (FIN No. 46), which requires the consolidation of variable interest entities. FIN No. 46 is applicable to financial statements to be issued by us beginning with the second quarter of fiscal 2004. However, disclosures are required currently if we expect to consolidate any variable interest entities. At this time we do not believe that any variable interest entities will be included in our consolidated financial statements as a result of adopting FIN No. 46.

2.                                      Discontinued Operations

During the fourth quarter of fiscal 2003, we committed to a plan to sell our interest in Musicland. In accordance with SFAS No. 144, we have classified the results of operations of Musicland in discontinued operations. The net assets associated with Musicland are currently considered “held-for-sale.”

During fiscal 2003, we recorded an after-tax, non-cash impairment charge of $308 for the full write-off of goodwill related to our acquisition of Musicland. In addition, we recorded an after-tax, non-cash charge of $8 for the change in our method of accounting for vendor allowances. The charges are classified as cumulative effects of changes in accounting principles in discontinued operations (see note 1).

During the fourth quarter of fiscal 2003, in accordance with SFAS No. 144, we recorded an impairment charge of $166 before tax related to a reassessment of the carrying value of Musicland’s long-lived assets. We determined fair values utilizing widely accepted valuation techniques, including discounted cash flows. We based fair values on the then-current expectations for the business in light of the then-existing retail environment and the uncertainty associated with future trends in prerecorded music products.

$ in millions, except per share amounts

The financial results of Musicland included in discontinued operations were as follows:

For the Fiscal Years Ended	March 1, 2003	March 2, 2002	March 3, 2001
Revenue	$1,727	$1,886	$138
Cost of goods sold	1,114	1,226	91

Gross profit	613	660	47
Selling, general and administrative expenses	685	631	54
Long-lived asset impairment charge	166	—	—

Operating (loss) income	(238)	29	(7)
Interest expense	(6)	(19)	(1)

(Loss) earnings before income taxes	(244)	10	(8)
Income tax (benefit) expense(1)	(119)	10	(3)

Loss before cumulative effect of change in accounting principles	(125)	—	(5)
Cumulative effect of change in accounting principle for goodwill (note 1), net of $0 tax	(308)	—	—
Cumulative effect of change in accounting principle for vendor allowances (note 1), net of $5 tax	(8)	—	—

Loss from discontinued operations, net of tax	$(441)	$—	$(5)

(1)      Fiscal 2003 includes a $25 tax benefit as described below.

The current and noncurrent assets and liabilities of Musicland as of March 1, 2003, and March 2, 2002, were as follows:

	March 1, 2003	March 2, 2002
Cash and cash equivalents	$2	$—
Receivables	3	9
Merchandise inventories	316	383
Other current assets	76	56

Current assets of discontinued operations	$397	$448

Net property and equipment	$69	$236
Other assets	88	325

Noncurrent assets of discontinued operations	$157	$561

Accounts payable	$208	$282
Accrued compensation and related expenses	14	31
Accrued liabilities	98	105

Current liabilities of discontinued operations	$320	$418

Long-term liabilities	$20	$16
Long-term debt	5	5

Noncurrent liabilities of discontinued operations	$25	$21

We recorded a deferred tax asset of $25 as of March 1, 2003, in conjunction with the classification of Musicland as discontinued operations. This tax benefit resulted from differences between the basis of assets and liabilities for financial reporting and income tax purposes arising at acquisition, which will be realized upon the disposition of Musicland. Although realization is not assured, we believe it is more likely than not that this deferred tax asset will be realized. Such differences also gave rise to a $41 deferred tax asset associated with a capital loss carryover. We have provided a full valuation allowance against this $41 deferred tax asset because of the uncertainties regarding realization of the benefit.

$ in millions, except per share amounts

3.                                      Acquisitions

Effective Nov. 4, 2001, we acquired all of the common stock of Future Shop for $377, or $368 net of cash acquired, including transaction costs. We acquired Future Shop to further our expansion plans and to increase shareholder value. The acquisition was accounted for using the purchase method in accordance with SFAS No. 141, Business Combinations, issued in June 2001. Accordingly, we recorded the net assets at their estimated fair values, and included operating results in our financial statements from the date of acquisition. We allocated the purchase price on a preliminary basis using information then available. The allocation of the purchase price to the assets and liabilities acquired was finalized in the third quarter of fiscal 2003. The primary adjustments to the preliminary allocation were to assign value to the Future Shop trade name as a result of our decisions to operate stores in Canada under both the Best Buy and Future Shop trade names, and to adjust the extended service contract liability assumed as of the date of acquisition based on additional information. The final purchase price allocation is shown below and resulted in a $5 decrease to goodwill from our preliminary allocation. All goodwill is nondeductible for tax purposes. Under SFAS No.142, goodwill is not amortized, but is reviewed for impairment at least annually.

The final purchase price allocation was as follows:

Merchandise inventories	$169
Property and equipment	103
Goodwill	401
Intangible asset	32
Other assets	43
Current liabilities	(341)
Debt, including current portion	(13)
Other liabilities	(26)

Total	$368

The following unaudited pro forma data sets forth the consolidated results of continuing operations as though Future Shop had been acquired as of the beginning of fiscal 2002:

2002
Revenue	$18,506
Net earnings	570
Basic earnings per share	1.80
Diluted earnings per share	1.77

The pro forma results include adjustments, principally the loss of interest income on cash used to finance the acquisition. The pro forma results exclude costs expected to be incurred in connection with the integration of Future Shop’s business. The pro forma results are not necessarily indicative of what actually would have occurred had the acquisition been completed as of the beginning of fiscal 2002, nor are they necessarily indicative of future consolidated results.

4.                                      Debt

	March 1, 2003	March 2, 2002
Convertible debentures, unsecured, due 2021, initial interest rate 2.75%	$347	$341
Convertible subordinated debentures, unsecured, due 2022, initial interest rate 2.25%	402	402
Senior subordinated notes, unsecured, due 2008, interest rate 9.9%	5	5
Master lease obligations, due 2006, interest rate 5.9%	59	39
Mortgage and other debt, interest rates ranging from 4.0% to 9.2%	21	33

Total debt	834	820
Less: current portion	(1)	(7)

Total long-term debt	833	813

Less: long-term debt included in discontinued operations	(5)	(5)

Long-term debt included in continuing operations	$828	$808

$ in millions, except per share amounts

The mortgage and other debt are secured by certain property and equipment with a net book value of $30 and $43 at March 1, 2003, and March 2, 2002, respectively.

Convertible Debentures

In January 2002, we sold convertible subordinated debentures having an aggregate principal amount of $402. The proceeds from the offering, net of $6 in offering expenses, were $396. The debentures mature in 20 years and are callable at our option on or after January 15, 2007. Holders may require us to purchase all or a portion of their debentures on January 15, 2007; January 15, 2012; and January 15, 2017, at a purchase price equal to 100% of the principal amount of the debentures plus accrued and unpaid interest up to but not including the date of purchase. The debentures will be convertible into shares of our common stock at a conversion rate of 14.4927 shares per $0.001 principal amount of debentures, equivalent to an initial conversion price of $69.00 per share, if the closing price of our common stock exceeds a specified price for a specified period of time, or otherwise upon the occurrence of certain events. The debentures have an initial interest rate of 2.25% per annum. The interest rate may be reset, but not below 2.25% or above 3.25%, on July 15, 2006; July 15, 2011; and July 15, 2016.

In June 2001, we sold convertible debentures having an initial aggregate principal amount at maturity of $492. The proceeds from the offering, net of $7 in offering expenses, were $330. The debentures mature in 20 years and are callable at our option on or after June 27, 2004. Holders may require us to purchase all or a portion of their debentures on June 27, 2004; June 27, 2009; and June 27, 2014, at a purchase price equal to the accreted value of the debentures plus accrued and unpaid cash interest up to but not including the date of purchase. The debentures will be convertible into shares of our common stock at a conversion rate of 11.8071 shares per $0.001 initial principal amount at maturity of the debentures, equivalent to an initial conversion price of $57.91 per share, if the closing price of our common stock exceeds a specified price for a specified period of time, or otherwise upon the occurrence of certain events. The debentures have an initial yield to maturity of 2.75% per annum, and a portion of the yield to maturity is paid as cash interest at the rate of 1.0% per annum. The yield to maturity may be reset, but not below 2.75% or above 3.75%, on December 27, 2003; December 27, 2008; and December 27, 2013.

Certain of our wholly owned subsidiaries have guaranteed the debentures on an unsecured and subordinated basis.

Credit Agreements

We have two credit agreements that provide bank revolving credit facilities under which we can borrow up to $200 and $37, respectively. Certain of our subsidiaries guarantee the $200 facility. Best Buy Co., Inc. and a wholly owned subsidiary have guaranteed the $37 facility. Outstanding letters of credit reduce amounts available under the agreements. The $200 facility expires on March 21, 2005, and the $37 facility expires on September 12, 2003. Borrowings under each of these facilities are unsecured and bear interest at rates specified in the credit agreements, as we have elected. We also pay certain facility and agent fees. The credit agreements contain covenants that require us to maintain certain financial ratios and minimum net worth. The $200 agreement also requires that we have no outstanding principal balance for a period not less than 30 consecutive days.

As of March 1, 2003, and March 2, 2002, respectively, $212 and $221 were available under these two credit agreements. There were no borrowings outstanding under our $200 facility for any period presented. The interest rates on amounts outstanding under the $37 facility were 4.75% and 3.75% at March 1, 2003, and March 2, 2002, respectively.

$ in millions, except per share amounts

Master Lease

We have a master lease program which was used for the purpose of constructing and leasing new retail locations. At end of fiscal 2003, $59 in leases for new stores had been financed under the master lease program. The master lease program is now complete, and there will be no further new store development under this program. The program is set to expire on January 1, 2006, and is renewable for one year, subject to lenders’ consent. The lease is guaranteed by Best Buy Co., Inc.

Inventory Financing

We have a $200 inventory financing line. Borrowings are collateralized by a security interest in certain merchandise inventories approximating the outstanding borrowings. The terms of this arrangement allow us to extend the due dates of invoices beyond their normal terms. The amounts extended generally bear interest at rates ranging from 1.5% below prime rate to 0.5% above prime rate. The prime rate was 4.25% and 4.75% as of March 1, 2003, and March 2, 2002, respectively. The line has provisions that give the financing source a portion of the cash discounts provided by the vendors. The inventory financing line is guaranteed by Best Buy Co., Inc. and one of its subsidiaries.

Amounts outstanding under this agreement are included in accounts payable in the balance sheet. As of March 1, 2003, and March 2, 2002, respectively, $174 and $157 was available under this agreement.

Other

The fair value of long-term debt approximates $791 and $829 as of March 1, 2003, and March 2, 2002, respectively. These fair values were based primarily on quotes from external sources.

The future maturities of long-term debt, including capitalized leases, consist of the following:

Fiscal Year
2004	$1
2005(1)	1
2006	61
2007(1)	1
2008(2)	6
Thereafter	764

$834

(1)                                  Holders of our debentures may require us to purchase all or a portion of their debentures on June 27, 2004, and January 15, 2007, respectively. The potential purchases are not reflected in the table above. See note 4, Convertible Debentures, for additional details.

(2)                                  Includes $5 of senior subordinated notes due in 2008 related to Musicland, which has been classified as discontinued operations.

5.                                      Shareholders’ Equity

Stock Options

We sponsor three non-qualified stock option plans for our employees and our Board of Directors. These plans provide for the issuance of up to 73.2 million shares of common stock. Options may be granted only to employees or directors at exercise prices not less than the fair market value of our common stock on the date of the grant. All of the options have a 10-year term. Options issued pursuant to the 1997 employee plan vest over a four-year period. Options issued pursuant to the 1997 directors’ plan vest immediately upon grant. At March 1, 2003, a total of 23.1 million shares were available for future grants under all plans.

In connection with the Musicland acquisition, certain outstanding stock options held by employees of Musicland were converted into options exercisable into our shares of common stock. These options were fully vested at the time of conversion and expire based on the remaining option term of up to 10 years. These options did not reduce the shares available for grant under any of our other option plans. The acquisition was accounted for as a purchase and, accordingly, the fair value of these options was included as a component of the purchase price using the Black-Scholes option-pricing model.

$ in millions, except per share amounts

Option activity for the last three fiscal years was as follows:

	Shares	Weighted Average Exercise Price per Share
Outstanding on Feb. 26, 2000	25,569,000	$11.26
Granted	8,070,000	45.53
Assumed(1)	461,000	37.21
Exercised	(5,720,000)	6.11
Canceled	(2,012,000)	26.94

Outstanding on March 3, 2001	26,368,000	22.13
Granted	9,382,000	37.01
Exercised	(6,846,000)	6.88
Canceled	(1,417,000)	35.98

Outstanding on March 2, 2002	27,487,000	30.29
Granted	14,253,000	44.06
Exercised	(2,850,000)	14.01
Canceled	(3,336,000)	43.65

Outstanding on March 1, 2003	35,554,000	$35.89

(1)                                  Represents Musicland options converted into Best Buy Co., Inc. options in connection with the acquisition of Musicland.

Exercisable options at the end of fiscal 2003, 2002 and 2001 were 13.4 million, 9.9 million and 9.4 million, respectively. The following table summarizes information concerning options outstanding and exercisable as of March 1, 2003:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0 to $10	2,154,000	4.40	$2.08	2,021,000	$2.22
$10 to $20	4,061,000	5.20	11.62	4,031,000	11.58
$20 to $30	4,633,000	9.75	28.40	138,000	25.69
$30 to $40	9,723,000	7.54	36.31	4,017,000	35.74
$40 to $50	6,191,000	7.25	46.65	3,042,000	46.66
$50 to $60	8,792,000	9.08	51.28	143,000	51.75

$0 to $60	35,554,000	7.70	$35.89	13,392,000	$25.96

$ in millions, except per share amounts

Restricted Stock Plan

We adopted a restricted stock award plan in fiscal 2001. The plan authorizes us to issue up to 1.5 million shares of our common stock to our eligible employees, consultants and independent contractors, as well as to our Board of Directors. Restricted shares have the same rights as other shares of common stock, except they are not transferable until fully vested. Restrictions lapse over a vesting period of at least three years, during which no more than 25% may vest at the time of award, and no more than 25% may vest on each anniversary date thereafter. All shares still subject to restrictions are forfeited and returned to the plan if the plan participant’s relationship with us were to be terminated. The number of shares granted under this plan has not been significant.

Earnings per Share

Basic earnings per share is computed based on the weighted average number of common shares outstanding. Diluted earnings per share is computed based on the weighted average number of common shares outstanding adjusted by the number of additional shares that would have been outstanding had the potentially dilutive common shares been issued. Potentially dilutive shares of common stock include stock options; convertible debentures, assuming certain criteria are met (see note 4, Convertible Debentures); and other stock-based awards granted under stock-based compensation plans. The computation of dilutive shares excluded antidilutive outstanding stock options to purchase 24.6 million, 7.2 million and 7.2 million shares as of March 1, 2003; March 2, 2002; and March 3, 2001, respectively, because the exercise prices for those options were greater than the average market price of the common shares. The shares related to the convertible debentures were not included in our diluted earnings per share computation, as the criteria for conversion of the debentures were not met.

The following table presents a reconciliation of the numerators and denominators of basic and diluted earnings per common share from continuing operations for fiscal 2003, 2002 and 2001:

	2003	2002	2001
Numerator:
Earnings from continuing operations	$622	$570	$401

Denominator (in millions):
Weighted average common shares outstanding	321.1	316.0	310.0
Effect of dilutive securities:
Employee stock options	3.7	6.5	9.0

Weighted average common shares outstanding assuming dilution	324.8	322.5	319.0

Basic earnings per share—continuing operations	$1.93	$1.80	$1.29
Diluted earnings per share—continuing operations	$1.91	$1.77	$1.26

Repurchase of Common Stock

In fiscal 2000, our Board of Directors authorized the purchase of up to $400 of our common stock from time to time through open market purchases. This program has no stated expiration date. As of March 1, 2003, 2.9 million shares had been purchased and retired at a cost of $100. No shares were purchased in fiscal 2003, 2002 or 2001.

$ in millions, except per share amounts

6.                                      Net Interest Income

Net interest income in fiscal 2003, 2002 and 2001 was comprised of the following:

	2003	2002	2001
Interest expense	$(30)	$(21)	$(7)
Loss on early retirement of debt	—	(8)	—
Capitalized interest	5	1	—
Interest income	23	27	44

Net interest (expense) income	(2)	(1)	37
Interest expense allocated to discontinued operations	(6)	(19)	(1)

Net interest income from continuing operations	$4	$18	$38

We allocated interest expense to discontinued operations based upon debt that was attributable to the operations, including an $8 loss on the early retirement of debt in fiscal 2002.

7.                                      Operating Lease Commitments

We lease portions of our corporate facilities and conduct the majority of our retail and distribution operations from leased locations. The terms of the lease agreements generally range from one to 20 years. The leases require payment of real estate taxes, insurance and common area maintenance in addition to rent. Most of the leases contain renewal options and escalation clauses, and certain store leases require contingent rents based on specified percentages of revenue. In addition, certain store leases provide us an early cancellation option if revenue for a specified period were not to reach a specified level as defined in the lease. Other leases contain covenants related to maintenance of financial ratios. Also, we lease certain equipment under operating leases. Transaction costs associated with the sale and lease back of properties and any gain or loss are recognized over the terms of the lease agreements. Proceeds from the sale and lease back of properties are included in the net change in recoverable costs from developed properties.

The composition of rental expenses for all operating leases during the past three fiscal years, including leases of buildings and equipment, was as follows:

	2003	2002	2001
Minimum rentals	$439	$366	$286
Percentage rentals	1	1	1

Total rent expense for continuing operations	$440	$367	$287

Minimum rentals	$144	$152	$13
Percentage rentals	1	1	—

Total rent expense for discontinued operations	$145	$153	$13

Future minimum lease obligations, net of subleases rental income, by fiscal year (not including percentage rentals) for all operating leases at March 1, 2003, were as follows:

Fiscal Year	Continuing Operations	Discontinued Operations
2004	$413	$92
2005	395	89
2006	363	68
2007	347	54
2008	340	44
Thereafter	2,576	147

$ in millions, except per share amounts

8.                                      Benefit Plans

We sponsor retirement savings plans for employees meeting certain age and service requirements. The plans provide for Company-matching contributions, which are subject to annual approval by our Board of Directors. The total matching contributions were $13, $10 and $7 in fiscal 2003, 2002 and 2001, respectively, for continuing operations.

We have a deferred compensation plan for certain management employees and our Board of Directors. The liability for compensation deferred under this plan was $42 and $33 at March 1, 2003, and March 2, 2002, respectively, and is included in long-term liabilities of continuing operations. We have elected to match our liability under the plan through the purchase of life insurance. The cash value of the insurance, which includes funding for future deferrals, was $51 and $36 in fiscal 2003 and 2002, respectively, and is included in other assets from continuing operations. Both the asset and the liability are carried at fair value.

9.                                      Income Taxes

The following is a reconciliation of income tax expense to the federal statutory tax rate for continuing operations for the past three fiscal years:

	2003	2002	2001
Federal income tax at the statutory rate	$355	$324	$227
State income taxes, net of federal benefit	35	34	27
Tax-exempt interest income	(10)	(3)	(9)
Other	12	1	3

Income tax expense	$392	$356	$248

Effective tax rate	38.7%	38.4%	38.3%

Income tax expense for continuing operations was comprised of the following for the past three fiscal years:

	2003	2002	2001
Current:
Federal	$375	$301	$187
State	51	39	25
Foreign	3	1	—

	429	341	212

Deferred:
Federal	(22)	8	32
State	(3)	1	4
Foreign	(12)	6	—

	(37)	15	36

Income tax expense	$392	$356	$248

$ in millions, except per share amounts

Deferred taxes are the result of differences between the bases of assets and liabilities for financial reporting and income tax purposes. Deferred tax assets and liabilities from continuing operations as of the dates indicated were comprised of the following:

	March 1, 2003	March 2, 2002
Accrued expenses	$83	$55
Deferred revenue	25	14
Compensation and benefits	47	40
Inventory	26	—
Goodwill	23	—
Other	45	26

Total deferred tax assets	249	135

Property and equipment	154	149
Convertible debt	18	5
Other	6	18

Total deferred tax liabilities	178	172

Net deferred tax assets (liabilities)	$71	$(37)

In connection with the cumulative effect of the changes in accounting principles, the Company realized an income tax benefit of $50. In addition, the final Future Shop purchase price allocation included a $19 deferred tax adjustment. As of March 1, 2003, we had Canadian net operating loss carryforwards of $21, which expire through 2010. No valuation allowances have been recorded since we expect to utilize the carryforwards fully.

$ in millions, except per share amounts

10.                               Segments

We operate two reportable segments: Domestic and International. The Domestic segment includes U.S. Best Buy and Magnolia Hi-Fi stores. The International segment is comprised of Future Shop and Canadian Best Buy stores. As described in note 2, we have classified the results of operations of Musicland as discontinued operations. The Musicland business was previously included in our Domestic segment. The data included below were revised to exclude amounts related to Musicland.

The following tables present our business segment information for continuing operations for each of the past three fiscal years:

	2003	2002	2001
Revenue
Domestic	$19,303	$17,115	$15,189
International	1,643	596	—

Total revenue	$20,946	$17,711	$15,189

Operating Income
Domestic	$1,002	$886	$611
International	8	22	—

Total operating income	1,010	908	611
Net interest income	4	18	38

Earnings from continuing operations before income tax expense	$1,014	$926	$649

	2003	2002	2001
Assets
Domestic	$6,251	$5,672	$3,812
International	858	686	—

Total assets	$7,109	$6,358	$3,812

Capital Expenditures
Domestic	$667	$563	$657
International	58	18	—

Total capital expenditures	$725	$581	$657

Depreciation and Amortization
Domestic	$284	$237	$165
International	26	8	—

Total depreciation and amortization	$310	$245	$165

$ in millions, except per share amounts

11.                               Commitments and Contingencies

At the end of fiscal 2003, we had commitments for the purchase and construction of facilities valued at approximately $20.

We are involved in various legal proceedings arising during the normal course of conducting business. Management believes that the resolution of these proceedings, either individually or in the aggregate, will not have a significant adverse impact on our consolidated financial statements.

In November 2002, the FASB issued FIN No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN No. 45 provides guidance on the recognition and disclosure of certain types of guarantees, including product warranties. We assumed a liability for certain extended service contracts when we acquired Future Shop in the third quarter of fiscal 2002. Subsequent to the acquisition, extended service contracts were sold on behalf of an unrelated third party, without recourse. An accrued liability has been established for the acquired extended service contracts based on historical trends in product failure rates and the expected material and labor costs necessary to provide the services. The remaining term of these extended service contracts varies by product and extend up to four years. The estimated remaining liability for extended service contracts at March 1, 2003, is $28.

The following table reconciles the changes in our liability for extended service contracts for the year ended March 1, 2003:

Balance at March 2, 2002	$17
Final purchase price allocation adjustment	37
Service charges	(28)
Foreign exchange	2

Balance at March 1, 2003	$28

Report of Best Buy Management

To Our Shareholders:

Our management is responsible for the preparation, integrity and objectivity of the accompanying consolidated financial statements and the related financial information. The financial statements have been prepared in conformity with generally accepted accounting principles and necessarily include certain amounts that are based on estimates and informed judgments.

We maintain a system of internal accounting controls that is designed to provide reasonable assurance as to the reliability of our financial records and the protection of our shareholders’ interests. The concept of reasonable assurance is based on the recognition that the cost of a system of internal control should not exceed the related benefits. We believe our system provides the appropriate balance.

The Audit Committee of our Board of Directors, comprised of independent directors, further augments our system of internal controls. The Audit Committee oversees our system of internal controls, accounting practices, financial reporting and audits, and assesses whether their quality, integrity and objectivity are sufficient to protect shareholders’ investments.

In addition, our independent auditor, whose report thereon appears on page 65, has audited the consolidated financial statements. Its role is to form an independent opinion as to the fairness with which such statements present our financial position and results of operations.

We believe the information contained in the accompanying consolidated financial statements and related financial information beginning on page 42 fairly presents, in all material respects, the financial condition and results of operations of our Company.

/s/ Bradbury H. Anderson	/s/ Darren R. Jackson
Bradbury H. Anderson Vice Chairman and CEO	Darren R. Jackson Executive Vice President—Finance and Chief Financial Officer

Independent Auditor’s Report

Shareholders and Board of Directors
Best Buy Co., Inc.

We have audited the accompanying consolidated balance sheets of Best Buy Co., Inc. and subsidiaries as of March 1, 2003, and March 2, 2002, and the related consolidated statements of earnings, changes in shareholders’ equity, and cash flows for each of the three years in the period ended March 1, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Best Buy Co., Inc. and subsidiaries at March 1, 2003, and March 2, 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 1, 2003, in conformity with accounting principles generally accepted in the United States.

As discussed in Notes 1 and 2 to the consolidated financial statements, the Company changed its method of accounting for goodwill to conform to Statement of Financial Accounting Standards No. 142 and its method of accounting for cash consideration received from a vendor to conform to Emerging Issues Task Force No. 02-16 effective March 3, 2002, respectively.

/s/ Ernst & Young LLP

Minneapolis, Minnesota
April 1, 2003

QuickLinks

11-Year Financial Highlights

Management's Discussion and Analysis of Results of Operations and Financial Condition

Consolidated Balance Sheets

Consolidated Statements of Earnings

Consolidated Statements of Cash Flows

Consolidated Statements of Changes in Shareholders’ Equity

Notes to Consolidated Financial Statements

Report of Best Buy Management

Independent Auditor’s Report