Form 10-K, Exhibit 13
period 2004-02-28
BEST BUY CO INC
filed 2004-04-29
CIK 764478

Exhibit 13.1

11-Year Financial Highlights

$ in millions, except per share amounts

Fiscal Year(1)	2004	2003(2)	2002(3)	2001(3)	2000	1999

Consolidated Statements of Earnings Data
Revenue	$24,547	$20,946	$17,711	$15,189	$12,494	$10,065
Gross profit	6,197	5,236	3,770	3,012	2,393	1,815
Selling, general and administrative expenses	4,893	4,226	2,862	2,401	1,854	1,464
Operating income	1,304	1,010	908	611	539	351
Earnings (loss) from continuing operations	800	622	570	401	347	216
Loss from discontinued operations, net of tax	(29)	(441)	—	(5)	—	—
Loss on disposal of discontinued operations, net of tax	(66)	—	—	—	—	—
Cumulative effect of change in accounting principles, net of tax(2)	—	(82)	—	—	—	—
Net earnings (loss)	705	99	570	396	347	216

Per Share Data(4)
Continuing operations	$2.44	$1.91	$1.77	$1.26	$1.09	$0.69
Discontinued operations	(0.09)	(1.36)	—	(0.02)	—	—
Loss on disposal of discontinued operations	(0.20)	—	—	—	—	—
Cumulative effect of accounting changes	—	(0.25)	—	—	—	—
Net earnings (loss)	2.15	0.30	1.77	1.24	1.09	0.69
Cash dividends declared and paid	0.40	—	—	—	—	—
Common stock price:
High	62.70	53.75	51.47	59.25	53.67	32.67
Low	25.55	16.99	22.42	14.00	27.00	9.83

Operating Statistics
Comparable store sales change(5)	7.1%	2.4%	1.9%	4.9%	11.1%	13.5%
Gross profit rate	25.2%	25.0%	21.3%	19.8%	19.2%	18.0%
Selling, general and administrative expense rate	19.9%	20.2%	16.2%	15.8%	14.8%	14.5%
Operating income rate	5.3%	4.8%	5.1%	4.0%	4.3%	3.5%

Year-End Data
Working capital(6)	$1,223	$1,074	$895	$214	$453	$662
Total assets(6)	8,652	7,694	7,367	4,840	2,995	2,532
Long-term debt, including current portion(6)	850	834	820	296	31	61
Convertible preferred securities	—	—	—	—	—	—
Total shareholders’ equity	3,422	2,730	2,521	1,822	1,096	1,034
Number of stores
U.S. Best Buy stores	608	548	481	419	357	311
Magnolia Audio Video stores	22	19	13	13	—	—
International stores	127	112	95	—	—	—
Musicland stores	—	1,195	1,321	1,309	—	—
Total retail square footage (000s)
U.S. Best Buy stores	26,421	24,243	21,599	19,010	16,205	14,017
Magnolia Audio Video stores	218	189	133	133	—	—
International stores	2,800	2,375	1,923	—	—	—
Musicland stores	—	8,305	8,806	8,772	—	—

$ in millions, except per share amounts

Fiscal Year(1)	1998	1997	1996	1995	1994(2)

Consolidated Statements of Earnings Data
Revenue	$8,338	$7,758	$7,215	$5,080	$3,007
Gross profit	1,312	1,046	934	690	457
Selling, general and administrative expenses	1,146	1,006	814	568	380
Operating income	166	40	120	122	77
Earnings (loss) from continuing operations	82	(6)	46	58	42
Loss from discontinued operations, net of tax	—	—	—	—	—
Loss on disposal of discontinued operations, net of tax	—	—	—	—	—
Cumulative effect of change in accounting principles, net of tax(2)	—	—	—	—	(1)
Net earnings (loss)	82	(6)	46	58	41

Per Share Data(4)
Continuing operations	$0.30	$(0.02)	$0.18	$0.21	$0.17
Discontinued operations	—	—	—	—	—
Loss on disposal of discontinued operations	—	—	—	—	—
Cumulative effect of accounting changes	—	—	—	—	—
Net earnings (loss)	0.30	(0.02)	0.18	0.21	0.17
Cash dividends declared and paid	—	—	—	—	—
Common stock price:
High	10.20	4.37	4.94	7.54	5.24
Low	1.44	1.31	2.13	3.69	1.81

Operating Statistics
Comparable store sales change(5)	2.0%	(4.7%)	5.5%	19.9%	26.9%
Gross profit rate	15.7%	13.5%	12.9%	13.6%	15.2%
Selling, general and administrative expense rate	13.7%	13.0%	11.3%	11.2%	12.6%
Operating income rate	2.0%	0.5%	1.7%	2.4%	2.6%

Year-End Data
Working capital(6)	$666	$563	$585	$609	$363
Total assets(6)	2,070	1,740	1,892	1,507	952
Long-term debt, including current portion(6)	225	238	230	241	220
Convertible preferred securities	230	230	230	230	—
Total shareholders’ equity	536	429	430	376	311
Number of stores
U.S. Best Buy stores	284	272	251	204	151
Magnolia Audio Video stores	—	—	—	—	—
International stores	—	—	—	—	—
Musicland stores	—	—	—	—	—
Total retail square footage (000s)
U.S. Best Buy stores	12,694	12,026	10,771	8,041	5,072
Magnolia Audio Video stores	—	—	—	—	—
International stores	—	—	—	—	—
Musicland stores	—	—	—	—	—

Please read this table in conjunction with Management’s Discussion and Analysis of Financial Condition and Results of Operations, as well as the Consolidated Financial Statements and Notes, included in Item 7 and Item 8, respectively, of our Annual Report on Form 10-K. Certain prior-year amounts have been reclassified to conform to the current-year presentation. Results for fiscal 2004, 2003, 2002 and 2001 reflect the classification of Musicland’s financial results as discontinued operations.

(1)                                      Both fiscal 2001 and 1996 included 53 weeks. All other periods presented included 52 weeks.

(2)                                      Effective on March 3, 2002, we adopted Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets. During fiscal 2003, we completed the required goodwill impairment testing and recognized an after-tax, non-cash impairment charge of $40 that is reflected in our fiscal 2003 financial results as a cumulative effect of a change in accounting principle. Also effective on March 3, 2002, we changed our method of accounting for vendor allowances in accordance with Emerging Issues Task Force (EITF) Issue No. 02-16, Accounting by a Reseller for Cash Consideration Received from a Vendor. The change resulted in an after-tax, non-cash charge of $42 that also is reflected in our fiscal 2003 financial results as a cumulative effect of a change in accounting principle. Refer to Note 1 of the Notes to Consolidated Financial Statements included in Item 8 of our Annual Report on Form 10-K. Prior fiscal years have not been restated to reflect the pro forma effects of these changes. During fiscal 1994, we adopted SFAS No. 109, Accounting for Income Taxes, resulting in a cumulative effect adjustment of $1.

(3)                                      During the third quarter of fiscal 2002, we acquired the common stock of Future Shop Ltd. During the fourth quarter of fiscal 2001, we acquired the common stock of Musicland Stores Corporation (Musicland) and Magnolia Hi-Fi, Inc. (Magnolia Hi-Fi). During fiscal 2004, Magnolia Hi-Fi began doing business as Magnolia Audio Video. The results of operations of these businesses are included from their respective dates of acquisition. As noted previously, Musicland’s financial results are included in discontinued operations.

(4)                                      Earnings per share is presented on a diluted basis and reflects a three-for-two stock split in May 2002; two-for-one stock splits in March 1999, May 1998 and April 1994; and a three-for-two stock split in September 1993.

(5)                                      Comprised of revenue at stores and Internet sites operating for at least 14 full months, as well as remodeled and expanded locations. Relocated stores are excluded from the comparable store sales calculation until at least 14 full months after reopening. Acquired stores are included in the comparable store sales calculation beginning with the first full quarter following the first anniversary of the date of acquisition. The calculation of the comparable store sales percentage change excludes the impact of fluctuations in foreign currency exchange rates.

In the third quarter of fiscal 2004, we refined our methodology for calculating our comparable store sales percentage change. It now reflects the impact of non-point-of-sale (non-POS) revenue transactions. We refined our comparable store sales calculation in light of changes in our business.  Previously, our comparable store sales calculation was based on store POS revenue. The comparable store sales change for fiscal 2004 has been computed based on the refined methodology. The comparable store sales changes for prior fiscal years have not been computed using the refined methodology. Refining the methodology for calculating our comparable store sales percentage change did not impact previously reported revenue, earnings or cash flows.

(6)                                      Includes both continuing and discontinued operations.